Exhibit 99.1

KINROSS GOLD 2021 ANNUAL REPORT KINROSS GOLD CORPORATION 25 York Street, 17th Floor Toronto, Ontario M5J 2V5 Canada Kinross Gold 2021 ANNUAL REPORT Strength Value Growth

Kinross is a senior gold mining company with strong and consistent operating results driven by a high performance culture. With a balanced global portfolio of mines and projects, our focus is on delivering value based on the core principles of operational excellence, financial discipline and responsible mining. TSX: K Toronto Stock Exchange NYSE: KGC New York Stock Exchange Table of Contents: Letter to Shareholders 1 2021 ESG Highlights 4 Directors and Senior Leadership 8 Financial Summary 9 Financial Review 9 Cautionary Statement on Forward-Looking Information 61 All figures in the report are in U.S. dollars unless otherwise stated. Endnotes can be found on page 65 of this report. “Attributable” includes Kinross’ share of Chirano (90%) production and costs, and Manh Choh (70%) costs. OUR CORE VALUES Putting people first. Outstanding corporate citizenship. High performance culture. Rigorous financial discipline. Sustainability Image TBD Corporate Information Corporate Information Transfer Agent and Registrar Computershare Investor Services Inc. Toronto, Ontario, Canada Toll-free: 1-800-564-6253 Proxy Solicitation Agent Kingsdale Proxy Advisors Toronto, Ontario, Canada Annual Meeting of Shareholders Date: Wednesday, May 11, 2022 Time: 10:00 a.m. EDT Virtual via live webcast at: web.lumiagm.com/468209904 Meeting ID: 468-209-904 Password: kinross2022 Legal Counsel Osler, Hoskin & Harcourt LLP Toronto, Ontario, Canada Sullivan & Cromwell LLP New York, New York, United States Auditors KPMG LLP Toronto, Ontario, Canada Contact Information General Kinross Gold Corporation 25 York Street, 17th Floor Toronto, Ontario, Canada M5J 2V5 Website: Kinross.com Telephone: 416-365-5123 Toll-free: 1-866-561-3636 Email: info@kinross.com Investor Relations Chris Lichtenheldt, Vice-President, Investor Relations Telephone: 647-821-1736 Email: chris.lichtenheldt@kinross.com Media Relations Louie Diaz, Vice-President, Corporate Communications Telephone: 416-369-6469 Email: louie.diaz@kinross.com ESG Michal Kowalczyk, Vice-President, ESG Strategy Telephone: 647-788-4150 Email: michal.kowalczyk@kinross.com Shareholder Inquiries Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 Toll-free: 1-800-564-6253 Toll-free facsimile: 1-888-453-0330 Publications To obtain copies of Kinross’ publications, please visit our corporate website at Kinross.com, contact us by email at info@kinross.com or call 1-866-561-3636. Sustainability Report Kinross provides a transparent account of its corporate responsibility performance annually. We publish a comprehensive Global Reporting Initiative Report, which is also mapped against the Sustainability Accounting Board Metal and Mining Standards. Read our 2021 Sustainability Report at kinross.com. @KinrossGold

Letter to Shareholders J. Paul Rollinson President and Chief Executive Officer While this letter focuses on Kinross’ performance over 2021, I’d like to begin by acknowledging the tragic situation in Ukraine, which began in late February 2022. As a company, we are deeply saddened by the resulting loss of life and destruction and extend our deepest sympathies to those affected. In response to this evolving conflict, Kinross made a number of decisions in March 2022, including providing support to those most in need through a $1 million donation to the Canadian Red Cross Ukraine Humanitarian Crisis Appeal. The Company is also evaluating a transition process for its Kupol mine, which accounts for 13% of our production outlook in 2022, and its Udinsk project in Russia. In line with our First Priorities, we will prioritize the safety and well-being of our more than 2,000 Russian employees and meet our environmental responsibilities as we finalize our transition plans and evaluate our next steps in the country. While the situation continues to quickly evolve at the time of this writing, I know we are all hopeful for a peaceful and diplomatic solution in Ukraine. 2021 Review In 2021, despite some challenges, Kinross made progress on a number of fronts by advancing our long-term growth strategy, generating shareholder value and strengthening our ESG governance. Our business and financial position remain strong, anchored by a diversified global portfolio of mines, a pipeline of high-quality development projects and a large mineral reserve base. Our commitment to responsible mining is the foundation of our Company, and over the year, we delivered strong ESG performance and advanced our sustainability governance to further improve our strategy in this important area. Kinross did face headwinds in 2021, but we remain well- positioned to continue delivering value to our shareholders and other stakeholders as we advance our growth strategy, while remaining aligned with our First Priorities and values. Performance highlights Continued to mitigate the impact of COVID-19 through rigorous safety protocols, and supported employee and local vaccination efforts. Met revised annual production, cost of sales and attributable all-in sustaining cost guidance. Generated a total shareholder return of 80% over the last five years and outperformed the S&P TSX Global Gold Index. Commenced commissioning and the first gold bar was poured at the La Coipa project in February 2022, on schedule and under budget. Increased life-of-mine production estimate to 1 million Au eq. oz. to extend mine life to 2026. Tasiast 24k project on schedule to reach sustained throughput of 21,000 tonnes per day by the end of Q1 2022 and 24,000 tonnes per day by mid-2023. Advanced studies at Lobo-Marte and Manh Choh projects, and achieved first production from the Gil satellite pits at Fort Knox in Alaska. Increased mineral reserves by 34% since 2019 to 32.6 million ounces at year-end 2021.1 Added 938k gold ounces in proven and probable reserves at Round Mountain Phase S.1 Closed the acquisition of Great Bear Resources and its Dixie project, one of the most exciting recent gold discoveries globally, in February 2022. Maintained quarterly dividend of $0.03 per share, returning approximately $150 million to shareholders. Initiated share buyback program and repurchased and cancelled 17.6 million shares for approximately $100 million. Completed a definitive agreement with the Government of Mauritania to enhance our partnership. Continued to rank well among our peers in major environmental, social and governance (ESG) rankings and ratings. Committed to a 30% intensity reduction in Scope 1 and Scope 2 greenhouse gas (GHG) emissions by 2030. Contributed more than $3 billion in economic benefits through taxes, wages, procurement and community investments to host countries. Carried out over 96,000 stakeholder interactions and supported programs with approximately 1 million beneficiaries in host communities. Highest ranked Canadian gold mining company surveyed in the Globe and Mail’s annual governance review. 2021 ANNUAL REPORT KINROSS GOLD 1

2021 ANNUAL REPORT KINROSS GOLD 2 Large production profile to drive robust cash flow Our global portfolio produced approximately 2.07 million attributable Au eq. oz.2,3 in 2021, at a consolidated production cost of sales†4 of $832 per Au eq. oz.3 and attributable all-in sustaining cost*2,5 of $1,138 per Au eq.oz.3, in line with revised guidance for the year. While our workforce effectively mitigated the impacts of COVID-19 for a second year, we were also challenged with a business interruption in June 2021, when milling operations were temporarily suspended at Tasiast as a result of a mill fire. All of our people were safe and accounted for, which was our primary concern, however, the incident prompted us to revise our Company guidance for the year. The Tasiast mill was fully operational by year-end 2021 and we expect strong performance at the mine to continue into 2022. As we look ahead, Kinross expects to maintain its large production profile to drive substantial and growing free cash flow over the coming years. Returning capital to shareholders As part of our commitment to returning capital to shareholders, we initiated a share buyback program in August 2021. We continue to believe that Kinross shares are undervalued, and took this opportunity to reinvest in our own shares and enhance shareholder value. As of December 31, 2021, Kinross had repurchased and cancelled 17.6 million common shares as part of the LA COIPA Started production TASIAST 24K On schedule RETURNING CAPITAL $250 million Returned more than $250 million in capital to shareholders through share buyback and quarterly dividend programs in 2021. program. Additionally, we continued to pay a quarterly dividend of $0.03 per common share throughout the year. In total, Kinross returned more than $250 million in capital to shareholders in 2021. Operating cash flow6 was $1,135 million, and our margins†7 were robust at $965 per ounce sold during 2021. In addition, Kinross’ adjusted net earnings*5 were $541 million, and reported net earnings8 were $221 million. We ended the year with total liquidity†9 of $1.9 billion and remain well-funded to advance our development projects. High-quality development portfolio Our growth strategy is underpinned by our pipeline of high-quality development projects, which advanced well over 2021. The Tasiast 24k project, which is expected to increase production, reduce costs, and generate significant cash flow, is proceeding on schedule. We expect to reach sustained throughput of 21,000 tonnes per day shortly, and 24,000 tonnes per day by mid-2023. At La Coipa, commissioning commenced and the first gold bar was poured in February 2022, on schedule and under budget. The plant is expected to ramp up over the next few months to reach full operating capacity by mid-year. Through mine plan optimizations, we were also successful in increasing estimated life-of-mine production by 45% to 1 million Au eq. oz.3 and mine life to early 2026 at La Coipa. We continue to study other opportunities to further expand La Coipa’s mine plan. At the Lobo-Marte project, permitting activities continued after the completion of the project feasibility study in Q4 2021, and at our Manh Choh project, the feasibility study is on schedule to be completed by the end of 2022. Great Bear Resources acquisition Our development pipeline was further bolstered by the acquisition of Great Bear Resources, which closed in February 2022, and the addition of its Dixie project in Red Lake, Canada to Kinross’ portfolio. The Dixie project has the characteristics of a top-tier deposit, which could support a large, long-life mine complex. We envision a high-grade open pit mine, and longer term, a sizeable underground operation to significantly add to our future production. Located in our home jurisdiction, near established infrastructure and in a province with a low- carbon energy grid, the project is a great fit for Kinross. Kinross expects to maintain its large production profile to drive substantial and growing free cash flow over the coming years We delivered strong ESG performance and advanced our sustainability governance *These figures are non-GAAP financial measures or ratios, as applicable. Figures with “†” are supplementary measures. Refer to Endnotes on page 65 for further details.

Top-tier Deposit Significant Exploration Upside Top Mining Jurisdiction Exceptional Outlook Ideal Portfolio Fit We are now rapidly advancing our exploration plans at the project, working with local First Nations and local communities, and plan to complete 200,000 metres of drilling in 2022. We look forward to unlocking the asset’s vast potential as we move forward. Adding reserves and advancing exploration Growing our reserve base through exploration efforts, along with mine plan optimization, is an important part of our strategic plan. Through this approach, our mineral reserve base has increased by 34% over the two years ended December 31, 2021. The success of our exploration program in 2021 will provide the foundation for an exciting program in 2022, as we expect to follow up on key targets identified with the goal of adding to Kinross’ mineral reserve and resource estimates. Strong ESG strategy and governance Our commitment to mining responsibly has always been fundamental to our business strategy. By implementing a values-based approach to sustainability, we ensure that we maintain a clear focus on delivering on our ESG commitments across our global portfolio. Kinross continued to rank well among its peers in major ESG rankings and ratings, including being recognized as one of the industry’s top 10 for ESG performance in the S&P Global 2022 Sustainability Yearbook and retaining our “A” level rating by MSCI. Our leading corporate governance practices were also recognized as Kinross was again the highest ranking Canadian gold mining company in the Globe and Mail’s annual corporate governance ranking. The safety of our global workforce is, and has always been, Kinross’ first priority. While our overall safety performance remained in line with three-year averages, a tragic fatality at our Chirano mine and the mill fire incident at Tasiast overshadowed our efforts in this regard. These serious incidents prompted discussions on how to improve our safety systems through Safety Stand-Downs, and company- wide, cross-functional discussions. Kinross also committed to being a net-zero GHG emissions company by 2050, as we recognize that we all have a role to play in reducing GHG emissions to address the impacts of climate change. In February 2022, we outlined our Climate Change Strategy, with the objective of a 30% intensity reduction in Scope 1 and Scope 2 GHG emissions by 2030. While pandemic restrictions continued to hinder social engagement initiatives, we were able to conduct over GREAT BEAR RESOURCES ACQUISITION On December 8, 2021, Kinross announced that it had entered into a definitive agreement to acquire Great Bear Resources Ltd., and its flagship project located in the prolific Red Lake mining district in Ontario, Canada. The transaction closed on February 24, 2022. The project has excellent potential to become a top-tier deposit that could support a large, long- life mine complex and bolster Kinross’ long-term production outlook. We have an exciting future ahead of us, with an impressive value proposition 96,000 stakeholder interactions in 2021, with approximately 1 million beneficiaries from our community investments over the year. We also spent more than $3 billion in host countries through taxes, support of local suppliers and employment. Kinross also donated $1 million to support response and rebuilding efforts after a tragic explosion in Appiatse, Ghana in January 2022. To strengthen our ESG governance, in November 2021, Kinross established an ESG Executive Committee that will report to the CEO and Senior Leadership Team and to the Board of Directors on a quarterly basis. Generating future value Over the five-year period ended December 31, 2021, Kinross has generated a notable 80% total shareholder return and outperformed the S&P TSX Global Gold Index by 30 percentage points. By keeping our focus on our core strategic principles – operational excellence, financial discipline, and responsible mining – Kinross remains on track to continue generating value for our shareholders. We have an exciting future ahead of us, with an impressive value proposition that includes: • Robust annual production with a diversified portfolio of mines and projects; • Additional upside through a pipeline of high-quality development projects and exploration opportunities; • A large reserve base of 32.6 million gold ounces1; • A strong balance sheet and a commitment to return capital to our shareholders; and • Recognized ESG performance in the mining sector. In conclusion, I would like to again acknowledge the hard work of our employees, whose dedication to our shared goals continues to build and benefit our Company. And to our shareholders, on behalf of our entire team, thank you for your continued support. J. Paul Rollinson President and Chief Executive Officer 2021 ANNUAL REPORT KINROSS GOLD 3

2021 ESG Highlights ESG is a core part of our culture, business strategy, and future growth 2021 ANNUAL REPORT KINROSS GOLD 4

In alignment with our values and our culture, Kinross made significant progress in advancing environmental, social and governance priorities in 2021. We met our ESG commitments, worked to further strengthen our sustainability strategy and governance, and delivered strong performance. SET CLIMATE TARGETS X 30% reduction Targeting a 30% reduction in intensity of Scope 1 and Scope 2 GHG emissions by 2030, and to have net-zero GHG emissions by 2050. LOCAL EMPLOYMENT X 99% Approximately 99% of Kinross’ total workforce and 92% of management roles are from within host countries, both being record highs for the Company. BENEFIT FOOTPRINT X +$3 billion Provided more than $3 billion in economic benefits to host countries from our global operations. ROBUST GOVERNANCE X Top tier Recognized as the highest ranking Canadian gold mining company in the Globe and Mail’s annual corporate governance survey. 2021 ANNUAL REPORT KINROSS GOLD 5

2021 ANNUAL REPORT KINROSS GOLD 6 Strong ESG Performance Kinross continued to achieve strong ESG performance over the year, and consistently ranks well among peers in major ESG rankings and ratings. Kinross was recognized as one of the industry’s top 10 for ESG performance in the S&P Global 2022 Sustainability Yearbook and retained its “A” level rating by MSCI. The Company is on track to complete external assurance to conform with the World Gold Council’s Responsible Gold Mining Principles. KINROSS RELATIVE PERFORMANCE ON ESG RATINGS 100 90 80 70 60 50 40 30 20 10 0 S&P Global (1) (Nov 2021) Sustainalytics (2) (Oct 2021) MSCI (3) (Dec 2021) ISS ESG (4) (Feb 2022) CDP Climate (5) (2021) VigeoEiris (6) (April 2020) Reﬁnitiv (7) (Nov 2021) Percentile ranking based on: (1) Score 71; 94th percentile. (2) 39th out of 123 peers (ESG risk score 34.2). (3) Achieved an ‘A’ rating. 23% of peers rated AA or higher, 16% as A; assume KGC at midpoint. (4) Achieved a C rating; of 173 peers, approximately 2% scored B, 5% B-, 7% C+, and 22% C; assume KGC at midpoint of C. (5) Achieved a C rating. 6% of peers scored A, 28% at B and 26% at C (awareness level); assume KGC at midpoint of C band. (6) Score 51; 6th out of 56 in sector, equivalent to 89th percentile. (7) Score B+; 69.99 out of 100. ADVANCED CLIMATE CHANGE STRATEGY Our Climate Change Strategy is in line with Kinross’ values, the goals of the 2015 Paris Agreement, and builds on our strong record in this area. Our objective is to reduce the intensity of our Scope 1 and Scope 2 GHG emissions by 30% by 2030, and have net- zero GHG emissions by 2050. Incorporate energy efficient & renewable projects into operations Foster partnerships with equipment manufacturers and energy suppliers to reduce GHG emissions and energy use Embed climate change considerations into business strategy Maintain robust governance & transparent reporting Enhance business resiliency

SAFETY REMAINS FIRST PRIORITY

- Maintained **2021 safety performance in line with three-year averages**, among the lowest total reportable injury rates in the industry, although tragically overshadowed by a mine site fatality at Chirano.

MAINTAINED BEST PRACTICES TAILINGS MANAGEMENT

- ✓ **Zero tailings breaches in Kinross' 29-year history**
- ✓ **Independent geotechnical reviews**
- ✓ **Significant executive and Board level oversight**

INVESTING IN RENEWABLE ENERGY

▶ **34 MW**

Started development of 34 MW solar power plant at Tasiast that is expected to reduce GHG emissions by ~530 Kt over the life of mine.

MAINTAINED BOARD DIVERSITY

▶ **33%**

Continued to achieve board gender diversity target of 33%, and focused on further advancing diversity through board succession planning.

MAINTAINED WATER EFFICIENCY

▶ **75%** **water recycled**

Achieved a five-year average water recycle rate of 75%.

PARTNERING FOR THE ENVIRONMENT

▶ **$500,000**

Partnered with Trout Unlimited and state and federal agencies to support the **Alaska Abandoned Mine Restoration Initiative**, committing over $500,000 to restore a historic mining district in which Kinross has not operated.

2021 Benefit Footprint

We generate value for our host communities through local job creation, procurement, tax payments and donations. The benefit footprint metrics reported below are estimates and the final 2021 figures will be provided in our 2021 Sustainability Report.

+$3 billion
total spend in our host countries

~$500 million
payments to governments

~$2 billion
payments to suppliers in host countries

~$800 million
employee wages and benefits

~1 million
beneficiaries of community investments

2021 ANNUAL REPORT KINROSS GOLD 7

Board of Directors



(left to right)

Catherine McLeod-Seltzer [CR,H]
Independent Chair

Ian Atkinson [CGN,CR,H]
Corporate Director

Kerry D. Dyte [A,CGN]
Corporate Director

Glenn A. Ives [A,H]
Corporate Director

Ave G. Lethbridge [CGN,H]
Corporate Director

Elizabeth D. McGregor [A,CR]
Corporate Director

Kelly J. Osborne [CGN,CR]
Corporate Director

David A. Scott [A,CR]
Corporate Director

J. Paul Rollinson
President and Chief Executive Officer

A — Audit and Risk Committee
CGN — Corporate Governance and Nominating Committee
CR — Corporate Responsibility and Technical Committee
H — Human Resources and Compensation Committee

Senior Leadership Team



(left to right)

J. Paul Rollinson
President and Chief Executive Officer

Andrea S. Freeborough
Executive Vice-President and Chief Financial Officer

Geoffrey P. Gold
Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer

Paul B. Tomory
Executive Vice-President and Chief Technical Officer

Claude Schimper
Executive Vice-President, Russia and West Africa Operations

Leadership Advisory Team

Kinross' Leadership Advisory Team consists of experienced leaders with diverse perspectives and functional expertise who provide input and insight to the Senior Leadership Team.

Yves Breau
Vice-President, Metallurgy and Engineering Processing

Laurence Davies
Vice-President, Finance, Operations and Projects

Graeme Davis
Senior Vice-President, Exploration

Kathleen Grandy
Senior Vice-President, Human Resources

Ned Jalil
Senior Vice-President, Technical Services, Geology and Mining

Stephen Kerrigan
Vice-President, Information Technology

Chris Lichtenheldt
Vice-President, Investor Relations

Nathan Longenecker
Senior Vice-President, Legal, and General Counsel

David Maude
Vice-President and Treasurer

Ed Opitz
Senior Vice-President, Safety and Sustainability

David Shaver
Senior Vice-President, Corporate Development

Mike Sylvestre
Senior Vice-President, Americas Operations

Hélène Timpano
Senior Vice-President, Operations

Mike van Akkooi
Senior Vice-President, Government Relations

8
2021 ANNUAL REPORT KINROSS GOLD

Financial Summary

(In millions of United States dollars, except ounces,
per share amounts, gold price and per ounce amounts)

	2021	2020	2019
Revenue	**$ 3,729.4**	$ 4,213.4	$ 3,497.3
Net cash flow provided from operating activities	**$ 1,135.2**	$ 1,957.6	$ 1,224.9
Adjusted operating cash flow*[5]	**$ 1,309.9**	$ 1,912.7	$ 1,201.5
Impairment charges (reversals) and asset derecognition – net	**$ 144.5**	$ (650.9)	$ (361.8)
Net earnings attributable to common shareholders	**$ 221.2**	$ 1,342.4	$ 718.6
Net earnings per share attributable to common shareholders			
Basic	**$ 0.18**	$ 1.07	$ 0.57
Diluted	**$ 0.17**	$ 1.06	$ 0.57
Adjusted net earnings attributable to common shareholders*[5]	**$ 541.3**	$ 966.8	$ 422.9
Adjusted net earnings per share*[5]	**$ 0.43**	$ 0.77	$ 0.34
Consolidated production cost of sales per equivalent ounce sold†[3,4]	**$ 832**	$ 726	$ 708
Attributable production cost of sales per equivalent ounce sold*[2,3,5]	**$ 828**	$ 723	$ 706
Attributable all-in sustaining cost per equivalent ounce sold*[2,3,5]	**$ 1,138**	$ 987	$ 983
Capital expenditures[10]	**$ 938.6**	$ 916.1	$ 1,060.2
Free cash flow*[11]	**$ 196.6**	$ 1,041.5	$ 164.7
Average realized gold price per ounce†[12]	**$ 1,797**	$ 1,774	$ 1,392
Attributable gold equivalent ounces produced[2,3]	**2,067,549**	2,366,648	2,507,659

Financial Review

Management's Discussion and Analysis MDA 1
Management's Responsibility for Financial Statements FS 1
Report of Independent Registered Public Accounting Firm FS 3
Consolidated Financial Statements and Notes FS 5
Mineral Reserve and Mineral Resource Statement 55
Summarized Five-Year Review 60
Kinross Share Trading Data 60

**These figures are non-GAAP financial measures or ratios, as applicable. Figures with "†" are supplementary measures. Refer to Endnotes on page 65 for further details.*

2021 ANNUAL REPORT KINROSS GOLD 9

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2021

This management's discussion and analysis ("MD&A"), prepared as of February 16, 2022, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at December 31, 2021 and for the year then ended, and is intended to supplement and complement Kinross Gold Corporation's audited annual consolidated financial statements for the year ended December 31, 2021 and the notes thereto (the "financial statements"). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's financial statements for 2021 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The financial statements and MD&A are presented in U.S. dollars. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2021, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the "Cautionary Statement on Forward-Looking Information" on pages 57 – 58 of this MD&A. For additional discussion of risk factors, please refer to the Company's Annual Information Form for the year ended December 31, 2020, which is available on the Company's website www.kinross.com and on www.sedar.com. In certain instances, references are made to relevant notes in the financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1. DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Many of these factors have been or may be influenced by the continued economic and business uncertainties caused by the COVID-19 pandemic. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainties, including as a result of the impacts of the COVID-19 pandemic. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

Segment Profile

Each of the Company's significant operating mines is generally considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

			Ownership percentage at December 31,	
Operating Segments	Operator	Location	**2021**	2020
Fort Knox	Kinross	USA	100%	100%
Round Mountain	Kinross	USA	100%	100%
Bald Mountain	Kinross	USA	100%	100%
Paracatu	Kinross	Brazil	100%	100%
Kupol[(a)]	Kinross	Russian Federation	100%	100%
Tasiast	Kinross	Mauritania	100%	100%
Chirano	Kinross	Ghana	90%	90%

(a) The Kupol segment includes the Kupol and Dvoinoye mines.

1 MDA 2021 ANNUAL REPORT KINROSS GOLD

2021 ANNUAL REPORT KINROSS GOLD MDA 2 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended December 31, 2021 2 C 2020 201 C C Change Changeg Total gold euivalent ouncesa roducedc 2,33,30 2,2, 1,1 oldc 2,3, 2,12, 13,210 ttributable gold euivalent ouncesa roducedc 2,3, 2,0, 11,011 oldc 2,3,2 2,2,2 133, etal sales ,213 3,3 11 20 roduction cost of sales 1,2 1, 32 3 Depreciation, depletion and amortiation 23 313 1110 1 mpairment charges reversals and asset derecognition ‐ net 0 31 21 0 perating earnings 1, 11 03 2 1,32 1 23 10 0 00 10 0 0 22 3 12 0 03 03 12 1, 1,22 32 0 1,12 1,201 112 11 1,002 11 1 1,01 1 nm 1, 1,32 32 2 2 0 1 3 23 0 1 2 00 1 1 0 0 3 0 1,2 1,22 3 3 1,20 1,2 2 2 (in millions ecept ounces per share amounts and per ounce amounts) Consolidated production cost of sales per euivalent ounce c soldf ttributablea all‐in cost per euivalent ouncec soldb ttributablea production cost of sales per ounce sold on a by‐product basis b dusted net earnings attributable to common shareholders b dusted net earnings per shareb 2020 vs 201 D et cash flow provided from operating activities dusted operating cash flowb verage realied gold price per ouncee et earnings attributable to common shareholders asic earnings per share attributable to common shareholders Diluted earnings per share attributable to common shareholders ree cash flowb ttributablea all‐in sustaining cost per ounce sold on a by‐product basis b ttributablea all‐in sustaining cost per euivalent ouncec soldb Capital expendituresd ttributablea production cost of sales per euivalent ouncec soldb ttributablea all‐in cost per ounce sold on a by‐product basis b (a) otal includes of Chirano production Attriutale includes Kinross share of Chirano () production and costs and anh Choh () costs () he definition and reconciliation of these nonGAA financial measures and ratios is included in Section onGAA financial measures and ratios hae no standardied meaning under IFS and therefore may not e comparale to similar measures presented y other issuers (c) Gold euialent ounces include siler ounces produced and sold conerted to a gold euialent ased on a ratio of the aerage spot market prices for the commodities for each period he ratio for was ( and ) (d) “Capital expenditures” is as reported as “Additions to property, plant and equipment” on the consolidated statements of cash flows (e) “Average realized gold price per ounce” is defined as gold metal sales diided y the total numer of gold ounces sold (f) “Consolidated production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold (g) nm means not meaningful INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , C his Consolidated Financial erformance section references attriutale production cost of sales per euialent ounce sold and per ounce sold on a yproduct asis adusted net earnings attriutale to common shareholders and adusted net earnings per share adusted operating cash flow free cash flow attriutale allin sustaining cost per euialent ounce sold and per ounce sold on a y product asis and attriutale allin cost per euialent ounce sold and per ounce sold on a yproduct asis all of which are non GAA financial measures or ratios he definitions and reconciliations of these nonGAA financial measures and ratios are included in Section of this A Kinross’ attributable production in 2021 decreased by compared to , and as in line ith expectations after taking into account the asiast mill fire. oer production leels ere seen at asiast due to the temporary suspension of milling operations as a result of the mill fire in une , ith loer mill grades prior to the incident also contributing to the reduction, at ound ountain due to the change in mine plan as a result of the instability in the north all of the pit detected in the first uarter of , and at Kupol due to loer grades. hese reductions ere partially offset by an increase in ounces recoered from the heap leach pads at ort Knox and at ald ountain. etal sales decreased by in , compared to , due to a decrease in gold euialent ounces sold, partially offset by an increase in the aerage metal prices realied. otal gold euialent ounces sold in decreased to ,, ounces from ,, ounces in , primarily due to the decrease in production as described aboe. he aerage realied gold price increased to , per ounce in from , per ounce in . roduction cost of sales in as comparable to . roduction cost of sales increased at aracatu and ald ountain due to increases in gold euialent ounces sold and higher operating aste mined, at ound ountain due to higher operating aste mined, and at ort Knox due to an increase in gold euialent ounces sold. hese increases ere offset by a decrease in production cost of sales at asiast due to a decrease in gold euialent ounces sold as a result of the temporary suspension of milling operations. n , attributable production cost of sales per euialent ounce sold and per ounce sold on a byproduct basis increased by and , respectiely, compared to , due to the decrease in ounces sold, as described aboe, as ell as inflationary pressures on consumables. Consolidated production cost of sales per euialent ounce sold as comparable to both attributable production cost of sales per euialent ounce sold and per ounce sold on a byproduct basis. epreciation, depletion and amortiation in as comparable to , mainly due to increases in the depreciable asset bases at ald ountain, ound ountain, and Chirano, ith the increase at Chirano largely related to the reersal of property, plant and euipment impairment at the end of . hese increases ere largely offset by decreases at Kupol due to a decrease in the depreciable asset base related to the completion of mining actiities at oinoye and at asiast due to the decrease in gold euialent ounces sold. uring the year ended ecember , , the Company recorded aftertax impairment and asset derecognition charges of . million pretax . million related to metal inentory and property, plant and euipment at ald ountain. he inentory impairment charge of . million pretax . million resulted from a reduction in the estimate of recoerable ounces on the antage heap leach pad at ecember , due to the presence of carbonaceous ore. roperty, plant and euipment related to the antage heap leach pad as also derecognied, resulting in an aftertax charge of . million pretax . million. uring the year ended December 31, 2020, the Company recorded after‐tax impairment reersals of . million pretax . million, related entirely to property, plant and euipment at asiast . million, Chirano . million, pretax . million and obo arte . million, pretax . million, hich included . million for the impairment reersal recorded at une , . These impairment reversals were mainly due to increases in the Company’s long‐term gold price estimate, the mine life extension at Chirano and the increase in mineral reseres at oboarte. perating earnings ere . million in compared to ,. million in . he decrease as largely related to the temporary suspension of milling operations at asiast and the deferred mining actiity at ound ountain due to instability in the north all of the pit. dditionally, inentory impairment and asset derecognition charges at ald ountain ere recorded as compared to the impairment reersals recorded in . n , the Company recorded income tax expense of . million, compared to . million in . he . million of income tax expense in included . million of deferred tax expense resulting from the net foreign currency translation of the tax deductions related to the Company’s operations in rail and the ussian ederation, and additional tax expenses of . million

3 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended December 31, 2021 2 C 2020 201 C C Change Changeg Total gold euivalent ouncesa roducedc 2,33,30 2,2, 1,1 oldc 2,3, 2,12, 13,210 ttributable gold euivalent ouncesa roducedc 2,3, 2,0, 11,011 oldc 2,3,2 2,2,2 133, etal sales ,213 3,3 11 20 roduction cost of sales 1,2 1, 32 3 Depreciation, depletion and amortiation 23 313 1110 1 mpairment charges reversals and asset derecognition ‐ net 0 31 21 0 perating earnings 1, 11 03 2 1,32 1 23 10 0 00 10 0 0 22 3 12 0 03 03 12 1, 1,22 32 0 1,12 1,201 112 11 1,002 11 1 1,01 1 nm 1, 1,32 32 2 2 0 1 3 23 0 1 2 00 1 1 0 0 3 0 1,2 1,22 3 3 1,20 1,2 2 2 (in millions ecept ounces per share amounts and per ounce amounts) Consolidated production cost of sales per euivalent ounce c soldf ttributablea all‐in cost per euivalent ouncec soldb ttributablea production cost of sales per ounce sold on a by‐product basis b dusted net earnings attributable to common shareholders b dusted net earnings per shareb 2020 vs 201 D et cash flow provided from operating activities dusted operating cash flowb verage realied gold price per ouncee et earnings attributable to common shareholders asic earnings per share attributable to common shareholders Diluted earnings per share attributable to common shareholders ree cash flowb ttributablea all‐in sustaining cost per ounce sold on a by‐product basis b ttributablea all‐in sustaining cost per euivalent ouncec soldb Capital expendituresd ttributablea production cost of sales per euivalent ouncec soldb ttributablea all‐in cost per ounce sold on a by‐product basis b (a) otal includes of Chirano production Attriutale includes Kinross share of Chirano () production and costs and anh Choh () costs () he definition and reconciliation of these nonGAA financial measures and ratios is included in Section onGAA financial measures and ratios hae no standardied meaning under IFS and therefore may not e comparale to similar measures presented y other issuers (c) Gold euialent ounces include siler ounces produced and sold conerted to a gold euialent ased on a ratio of the aerage spot market prices for the commodities for each period he ratio for was ( and ) (d) “Capital expenditures” is as reported as “Additions to property, plant and equipment” on the consolidated statements of cash flows (e) “Average realized gold price per ounce” is defined as gold metal sales diided y the total numer of gold ounces sold (f) “Consolidated production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold (g) nm means not meaningful INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , C his Consolidated Financial erformance section references attriutale production cost of sales per euialent ounce sold and per ounce sold on a yproduct asis adusted net earnings attriutale to common shareholders and adusted net earnings per share adusted operating cash flow free cash flow attriutale allin sustaining cost per euialent ounce sold and per ounce sold on a y product asis and attriutale allin cost per euialent ounce sold and per ounce sold on a yproduct asis all of which are non GAA financial measures or ratios he definitions and reconciliations of these nonGAA financial measures and ratios are included in Section of this A Kinross’ attributable production in 2021 decreased by compared to , and as in line ith expectations after taking into account the asiast mill fire. oer production leels ere seen at asiast due to the temporary suspension of milling operations as a result of the mill fire in une , ith loer mill grades prior to the incident also contributing to the reduction, at ound ountain due to the change in mine plan as a result of the instability in the north all of the pit detected in the first uarter of , and at Kupol due to loer grades. hese reductions ere partially offset by an increase in ounces recoered from the heap leach pads at ort Knox and at ald ountain. etal sales decreased by in , compared to , due to a decrease in gold euialent ounces sold, partially offset by an increase in the aerage metal prices realied. otal gold euialent ounces sold in decreased to ,, ounces from ,, ounces in , primarily due to the decrease in production as described aboe. he aerage realied gold price increased to , per ounce in from , per ounce in . roduction cost of sales in as comparable to . roduction cost of sales increased at aracatu and ald ountain due to increases in gold euialent ounces sold and higher operating aste mined, at ound ountain due to higher operating aste mined, and at ort Knox due to an increase in gold euialent ounces sold. hese increases ere offset by a decrease in production cost of sales at asiast due to a decrease in gold euialent ounces sold as a result of the temporary suspension of milling operations. n , attributable production cost of sales per euialent ounce sold and per ounce sold on a byproduct basis increased by and , respectiely, compared to , due to the decrease in ounces sold, as described aboe, as ell as inflationary pressures on consumables. Consolidated production cost of sales per euialent ounce sold as comparable to both attributable production cost of sales per euialent ounce sold and per ounce sold on a byproduct basis. epreciation, depletion and amortiation in as comparable to , mainly due to increases in the depreciable asset bases at ald ountain, ound ountain, and Chirano, ith the increase at Chirano largely related to the reersal of property, plant and euipment impairment at the end of . hese increases ere largely offset by decreases at Kupol due to a decrease in the depreciable asset base related to the completion of mining actiities at oinoye and at asiast due to the decrease in gold euialent ounces sold. uring the year ended ecember , , the Company recorded aftertax impairment and asset derecognition charges of . million pretax . million related to metal inentory and property, plant and euipment at ald ountain. he inentory impairment charge of . million pretax . million resulted from a reduction in the estimate of recoerable ounces on the antage heap leach pad at ecember , due to the presence of carbonaceous ore. roperty, plant and euipment related to the antage heap leach pad as also derecognied, resulting in an aftertax charge of . million pretax . million. uring the year ended December 31, 2020, the Company recorded after‐tax impairment reersals of . million pretax . million, related entirely to property, plant and euipment at asiast . million, Chirano . million, pretax . million and obo arte . million, pretax . million, hich included . million for the impairment reersal recorded at une , . These impairment reversals were mainly due to increases in the Company’s long‐term gold price estimate, the mine life extension at Chirano and the increase in mineral reseres at oboarte. perating earnings ere . million in compared to ,. million in . he decrease as largely related to the temporary suspension of milling operations at asiast and the deferred mining actiity at ound ountain due to instability in the north all of the pit. dditionally, inentory impairment and asset derecognition charges at ald ountain ere recorded as compared to the impairment reersals recorded in . n , the Company recorded income tax expense of . million, compared to . million in . he . million of income tax expense in included . million of deferred tax expense resulting from the net foreign currency translation of the tax deductions related to the Company’s operations in rail and the ussian ederation, and additional tax expenses of . million

2021 ANNUAL REPORT KINROSS GOLD MDA 4 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended December 31, 2021 in respect of the settlement of tax amounts relating to prior years ncome tax expense decreased in 2021 compared to 2020 largely due to lower operating mine profitability compared to 2020 n 2020, the 3 million income tax expense included 1012 million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company’s operations in rail and the ussian ederation, an additional deferred tax expense of 2 million related to the reversal of impairment charges at Chirano and obo‐arte, as well as 2 million net tax benefit from tax law changes legislated through the Cares ct Kinross combined federal and provincial statutory tax rate for both 2021 and 2020 was 2 et earnings attributable to common shareholders in 2021 were 2212 million, or 01 per share, compared to 1,32 million, or 10 per share, in 2020 The decrease is a result of the decrease in operating earnings as described above, partially offset by the decrease in income tax expense dusted net earnings attributable to common shareholders in 2021 were 13 million, or 03 per share, compared to million, or 0 per share, in 2020 The decrease in adusted net earnings was primarily due to the decrease in metal sales, as described above, and an increase in exploration expenses n 2021, net cash flow provided from operating activities decreased to 1,132 million, from 1, million in 2020, mainly due to the decrease in operating earnings as described above, higher net taxes paid and unfavourable woring capital movements dusted operating cash flow in 2021 decreased to 1,30 million, from 1,12 million in 2020, primarily due to the decrease in net cash flow provided from operating activities as described above Capital expenditures increased to 3 million in 2021, compared with 11 million in 2020, primarily due to increased expenditures for development activities at a Coipa, the feasibility study at obo‐arte and the pre‐feasibility and feasibility studies at dins, and an increase in capital stripping at Tasiast These increases were partially offset by reduced capital stripping at ald ountain, ound ountain and ort Knox ree cash flow decreased to 1 million in 2021, compared with 1,01 million in 2020, largely due to the decrease in net cash flow provided from operating activities, as described above ttributable all‐in sustaining cost per euivalent ounce sold and per ounce sold on a by‐product basis in 2021 both increased by 1, compared to 2020, primarily due to the decrease in gold ounces sold ttributable all‐in cost per euivalent ounce sold and per ounce sold on a by‐product basis increased by 1 and 1, respectively, compared to 2020, due to the decrease in ounces sold and increases in capital expenditures and non‐sustaining exploration expenses lthough the Company was impacted by the CD‐1 pandemic, in particular at Tasiast where the mining rate was impacted, production remained consistent with plan, with a decrease compared to 201 The reduction compared to 201 was as a result of lower production at aracatu and Chirano due to decreases in mill recoveries and throughput, ound ountain primarily due to lower mill grade and at aricunga as production activities transitioned to care and maintenance in the fourth uarter of 201 These decreases were partially offset by higher production at ort Knox and Tasiast due to increases in mill grades and throughput etal sales increased by 20 in 2020 compared to 201, due to an increase in average realied gold price per ounce, partially offset by a decrease in gold euivalent ounces sold The average realied gold price per ounce increased to 1, per ounce in 2020 from 1,32 per ounce in 201 Total gold euivalent ounces sold in 2020 decreased to 2,3, ounces from 2,12, ounces in 201, primarily due to the planned decrease in production as described above roduction cost of sales decreased by 3 in 2020 compared to 201, primarily due to decreases at aracatu, ound ountain, and aricunga due to lower gold euivalent ounces sold These decreases were partially offset by increases in production cost of sales at ort Knox and ald ountain as a result of increased gold euivalent ounces sold n 2020, compared to 201, consolidated production cost of sales per euivalent ounce sold increased by 3, and attributable production cost of sales per euivalent ounce sold and per ounce sold on a by‐product basis both increased slightly The increases were mainly due to increases in costs per ounce at Chirano and ald ountain Depreciation, depletion and amortiation increased by 1 in 2020 compared to 201, primarily due to increases in depreciable asset bases and higher gold euivalent ounces sold at ald ountain and Tasiast These increases were partially offset by a decrease at Chirano due to an increase in mineral reserves at the end of 201 and a decrease in gold euivalent ounces sold INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecemer uring the year ended ecemer the Company recorded after‐tax impairment reersals of million pretax million related entirely to property plant and euipment at asiast million Chirano million pretax million and ooarte million pretax million hich included million for the impairment reersal recorded at une 2020). These impairment reversals were mainly due to increases in the Company’s long‐term gold price estimate, the mine life extension at Chirano and the increase in mineral reseres at ooarte At December 31, 2019, the Company recorded after‐tax impairment reersals of million pretax million related entirely to property plant and euipment at asiast million and aracatu million pretax million and were mainly due to an increase in the Company’s long‐term gold price estimate perating earnings ere million in compared to million in he increase as primarily due to the increase in margins metal sales less production cost of sales and higher impairment reersals partially offset y the increase in depreciation depletion and amortiation as descried aoe n the Company recorded income tax expense of million compared to income tax expense of million in he million of income tax expense in as the result of higher operating mine profitaility compared to an additional deferred tax expense of million related to the reersal of impairment charges at Chirano and ooarte as ell as million of deferred tax expense resulting from the net foreign currency translation of the tax deductions related to the Company’s operations in rail and the ussian ederation n the Company also recorded a million net tax enefit from tax la changes legislated through the Cares ct partially offsetting these increases he million income tax expense recognied in included an additional deferred tax expense of million related to the reersal of impairment charges at aracatu as ell as million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company’s operations in rail and the ussian ederation inross comined federal and proincial statutory tax rate for oth and as et earnings attriutale to common shareholders in ere million or per share compared to million or per share in he increase is primarily as a result of the increase in operating earnings including the increase in net impairment reersals partially offset y the increase in income tax expense as descried aoe dusted net earnings attriutale to common shareholders in ere million or per share compared to million or per share in he increase is primarily as a result of the increase in margins partially offset y the increase in depreciation depletion and amortiation and income tax expense as descried aoe n net cash flo proided from operating actiities increased to million from million in mainly due to the increase in margins as descried aoe and faourale oring capital changes dusted operating cash flo in increased to million from million in primarily due to the increase in margins as descried aoe Capital expenditures decreased to million in compared ith million in primarily due to the completion of proects at ald ountain and ound ountain and less capital stripping at asiast in hich as loer than planned as a result of the impacts of C and the strie in the second uarter of ree cash flo increased to million in compared ith million in due to the increase in net cash flo proided from operating actiities and the decrease in capital expenditures as descried aoe ttriutale allin sustaining cost per euialent ounce sold and per ounce sold on a yproduct asis in ere oth comparale to ttriutale allin cost per euialent ounce sold and per ounce sold on a yproduct asis in decreased y and respectiely compared to primarily due to decreases in nonsustaining capital expenditures M Kinross’ total estimated proven and probable gold reserves at ecemer ere approximately million ounces he increase of million ounces in estimated gold reseres compared to ecemer as mainly a result of the conersion of million ounces of resources to proale reseres at Chulatan mongst the operating sites million ounces ere also added to proen and proale reseres to partially offset production depletion roen and proale siler reseres at yearend ere estimated at approximately million ounces a decrease of million ounces compared ith yearend primarily due to production depletion at upol oinoye and ound ountain or details concerning mineral resere and mineral resource estimates refer to the ineral eseres and ineral esources tales and notes in the Companys nes release filed ith Canadian and regulators on eruary

5 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended December 31, 2021 in respect of the settlement of tax amounts relating to prior years ncome tax expense decreased in 2021 compared to 2020 largely due to lower operating mine profitability compared to 2020 n 2020, the 3 million income tax expense included 1012 million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company’s operations in rail and the ussian ederation, an additional deferred tax expense of 2 million related to the reversal of impairment charges at Chirano and obo‐arte, as well as 2 million net tax benefit from tax law changes legislated through the Cares ct Kinross combined federal and provincial statutory tax rate for both 2021 and 2020 was 2 et earnings attributable to common shareholders in 2021 were 2212 million, or 01 per share, compared to 1,32 million, or 10 per share, in 2020 The decrease is a result of the decrease in operating earnings as described above, partially offset by the decrease in income tax expense dusted net earnings attributable to common shareholders in 2021 were 13 million, or 03 per share, compared to million, or 0 per share, in 2020 The decrease in adusted net earnings was primarily due to the decrease in metal sales, as described above, and an increase in exploration expenses n 2021, net cash flow provided from operating activities decreased to 1,132 million, from 1, million in 2020, mainly due to the decrease in operating earnings as described above, higher net taxes paid and unfavourable woring capital movements dusted operating cash flow in 2021 decreased to 1,30 million, from 1,12 million in 2020, primarily due to the decrease in net cash flow provided from operating activities as described above Capital expenditures increased to 3 million in 2021, compared with 11 million in 2020, primarily due to increased expenditures for development activities at a Coipa, the feasibility study at obo‐arte and the pre‐feasibility and feasibility studies at dins, and an increase in capital stripping at Tasiast These increases were partially offset by reduced capital stripping at ald ountain, ound ountain and ort Knox ree cash flow decreased to 1 million in 2021, compared with 1,01 million in 2020, largely due to the decrease in net cash flow provided from operating activities, as described above ttributable all‐in sustaining cost per euivalent ounce sold and per ounce sold on a by‐product basis in 2021 both increased by 1, compared to 2020, primarily due to the decrease in gold ounces sold ttributable all‐in cost per euivalent ounce sold and per ounce sold on a by‐product basis increased by 1 and 1, respectively, compared to 2020, due to the decrease in ounces sold and increases in capital expenditures and non‐sustaining exploration expenses lthough the Company was impacted by the CD‐1 pandemic, in particular at Tasiast where the mining rate was impacted, production remained consistent with plan, with a decrease compared to 201 The reduction compared to 201 was as a result of lower production at aracatu and Chirano due to decreases in mill recoveries and throughput, ound ountain primarily due to lower mill grade and at aricunga as production activities transitioned to care and maintenance in the fourth uarter of 201 These decreases were partially offset by higher production at ort Knox and Tasiast due to increases in mill grades and throughput etal sales increased by 20 in 2020 compared to 201, due to an increase in average realied gold price per ounce, partially offset by a decrease in gold euivalent ounces sold The average realied gold price per ounce increased to 1, per ounce in 2020 from 1,32 per ounce in 201 Total gold euivalent ounces sold in 2020 decreased to 2,3, ounces from 2,12, ounces in 201, primarily due to the planned decrease in production as described above roduction cost of sales decreased by 3 in 2020 compared to 201, primarily due to decreases at aracatu, ound ountain, and aricunga due to lower gold euivalent ounces sold These decreases were partially offset by increases in production cost of sales at ort Knox and ald ountain as a result of increased gold euivalent ounces sold n 2020, compared to 201, consolidated production cost of sales per euivalent ounce sold increased by 3, and attributable production cost of sales per euivalent ounce sold and per ounce sold on a by‐product basis both increased slightly The increases were mainly due to increases in costs per ounce at Chirano and ald ountain Depreciation, depletion and amortiation increased by 1 in 2020 compared to 201, primarily due to increases in depreciable asset bases and higher gold euivalent ounces sold at ald ountain and Tasiast These increases were partially offset by a decrease at Chirano due to an increase in mineral reserves at the end of 201 and a decrease in gold euivalent ounces sold INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecemer uring the year ended ecemer the Company recorded after‐tax impairment reersals of million pretax million related entirely to property plant and euipment at asiast million Chirano million pretax million and ooarte million pretax million hich included million for the impairment reersal recorded at une 2020). These impairment reversals were mainly due to increases in the Company’s long‐term gold price estimate, the mine life extension at Chirano and the increase in mineral reseres at ooarte At December 31, 2019, the Company recorded after‐tax impairment reersals of million pretax million related entirely to property plant and euipment at asiast million and aracatu million pretax million and were mainly due to an increase in the Company’s long‐term gold price estimate perating earnings ere million in compared to million in he increase as primarily due to the increase in margins metal sales less production cost of sales and higher impairment reersals partially offset y the increase in depreciation depletion and amortiation as descried aoe n the Company recorded income tax expense of million compared to income tax expense of million in he million of income tax expense in as the result of higher operating mine profitaility compared to an additional deferred tax expense of million related to the reersal of impairment charges at Chirano and ooarte as ell as million of deferred tax expense resulting from the net foreign currency translation of the tax deductions related to the Company’s operations in rail and the ussian ederation n the Company also recorded a million net tax enefit from tax la changes legislated through the Cares ct partially offsetting these increases he million income tax expense recognied in included an additional deferred tax expense of million related to the reersal of impairment charges at aracatu as ell as million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company’s operations in rail and the ussian ederation inross comined federal and proincial statutory tax rate for oth and as et earnings attriutale to common shareholders in ere million or per share compared to million or per share in he increase is primarily as a result of the increase in operating earnings including the increase in net impairment reersals partially offset y the increase in income tax expense as descried aoe dusted net earnings attriutale to common shareholders in ere million or per share compared to million or per share in he increase is primarily as a result of the increase in margins partially offset y the increase in depreciation depletion and amortiation and income tax expense as descried aoe n net cash flo proided from operating actiities increased to million from million in mainly due to the increase in margins as descried aoe and faourale oring capital changes dusted operating cash flo in increased to million from million in primarily due to the increase in margins as descried aoe Capital expenditures decreased to million in compared ith million in primarily due to the completion of proects at ald ountain and ound ountain and less capital stripping at asiast in hich as loer than planned as a result of the impacts of C and the strie in the second uarter of ree cash flo increased to million in compared ith million in due to the increase in net cash flo proided from operating actiities and the decrease in capital expenditures as descried aoe ttriutale allin sustaining cost per euialent ounce sold and per ounce sold on a yproduct asis in ere oth comparale to ttriutale allin cost per euialent ounce sold and per ounce sold on a yproduct asis in decreased y and respectiely compared to primarily due to decreases in nonsustaining capital expenditures M Kinross’ total estimated proven and probable gold reserves at ecemer ere approximately million ounces he increase of million ounces in estimated gold reseres compared to ecemer as mainly a result of the conersion of million ounces of resources to proale reseres at Chulatan mongst the operating sites million ounces ere also added to proen and proale reseres to partially offset production depletion roen and proale siler reseres at yearend ere estimated at approximately million ounces a decrease of million ounces compared ith yearend primarily due to production depletion at upol oinoye and ound ountain or details concerning mineral resere and mineral resource estimates refer to the ineral eseres and ineral esources tales and notes in the Companys nes release filed ith Canadian and regulators on eruary

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2021

2. IMPACT OF KEY ECONOMIC TRENDS AND THE COVID-19 PANDEMIC

COVID-19 Pandemic

Kinross' protocols and contingency plans in response to the Global COVID-19 pandemic have mitigated impacts of the pandemic to its global portfolio. The Company's ongoing response to the COVID-19 pandemic continued to maintain the safety of its global workforce and host communities while mitigating operational impacts. However, COVID-19 did partially affect overall performance, productivity rates and costs.

Price of Gold


Gold Price History
$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
USD per Ounce
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
Jul-20
Jan-21
Jul-21
Jan-22

Source: Bloomberg – based on daily closing prices

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company's control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2021, the price of gold fluctuated between a low of $1,684 per ounce in March to a high of $1,950 per ounce in January, based on daily closing prices. The average price for the year based on the London Bullion Market Association PM Fix was $1,799 per ounce, a $29 per ounce increase over the 2020 average price of $1,770 per ounce. Major influences on the gold price during 2021 included rising U.S. yields, a stronger U.S. dollar and reduced safe haven demand.

2021 ANNUAL REPORT KINROSS GOLD MDA 6

7 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecemer 1, 2021 IMACT E ECNMIC TENDS AND TE CID ANDEMIC CID Kinross’ protocols and contingency plans in response to the loal CI19 pandemic have mitigated impact of the pandemic to it gloal portfolio. he Company’s ongoing response to the COVID19 pandemic continued to maintain the afety of it gloal orforce and hot communitie hile mitigating operational impact. oever, CI19 did partially affect overall performance, productivity rate and cot. G ource loomerg – aed on daily cloing price he price of gold i the larget ingle factor in determining profitaility and cah flo from operation, therefore, the financial performance of the Company ha een, and i expected to e, cloely lined to the price of gold. itorically, the price of gold ha een uect to volatile price movement over hort period of time and i affected y numerou macroeconomic and indutry factor that are beyond the Company’s control. Maor influence on the gold price include currency exchange rate fluctuation and the relative trength of the .. dollar, the upply of and demand for gold and macroeconomic factor uch a the level of interet rate and inflation expectation. uring 2021, the price of gold fluctuated eteen a lo of $1, per ounce in March to a high of $1,90 per ounce in anuary, aed on daily cloing price. he average price for the year aed on the ondon ullion Maret ociation PM Fix a $1,799 per ounce, a $29 per ounce increae over the 2020 average price of $1,770 per ounce. Maor influence on the gold price during 2021 included riing .. yield, a tronger .. dollar and reduced afe haven demand. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended December orce ondon llion areting ssociation ondon i “erage realied gold price per once” is deined as gold metal sales diided by the total nmber o gold onces sold In 2021, the Company realized an average gold price of $1,797 per ounce compared to the average PM Fix of $1,799 per ounce.

2021 ANNUAL REPORT KINROSS GOLD MDA 8 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended December G S D orce orld old Concil old Demand rends report According to the World Gold Council, total gold supply in 2021 decreased marginally, by approximately 1%, compared to 2020. Mine production recovered 2% in 2021 but growth was counteracted by a 11% drop in recycling. Mine production and recycled gold remain the dominant sources of gold supply, and in 2021 they represented approximately 75% and 25% of total supply, respectively. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember 1, 2021 ource World Gold Council 2021 Gold emand rends report According to the World Gold Council, total demand for gold in 2021 increased by approximately 10% compared to 2020. Annual demand recovered across most sectors except and similar products which saw net annual outflows. Central ban buying outpaced that of 2020 and increased approximately 2% compared to 2020. emand for gold in the consumerdriven ewelry sector recovered throughout the year in line with economic growth and sentiment, and increased approximately 7% compared to 2020.

9 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended December G S D orce orld old Concil old Demand rends report According to the World Gold Council, total gold supply in 2021 decreased marginally, by approximately 1%, compared to 2020. Mine production recovered 2% in 2021 but growth was counteracted by a 11% drop in recycling. Mine production and recycled gold remain the dominant sources of gold supply, and in 2021 they represented approximately 75% and 25% of total supply, respectively. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember 1, 2021 ource World Gold Council 2021 Gold emand rends report According to the World Gold Council, total demand for gold in 2021 increased by approximately 10% compared to 2020. Annual demand recovered across most sectors except and similar products which saw net annual outflows. Central ban buying outpaced that of 2020 and increased approximately 2% compared to 2020. emand for gold in the consumerdriven ewelry sector recovered throughout the year in line with economic growth and sentiment, and increased approximately 7% compared to 2020.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2021

Cost Sensitivity

The Company's profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company's mines, and overall, operations experienced fuel price increases in 2021, primarily due to the strengthening fuel demand and global energy supply concerns. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 - *Liquidity and Capital Resources* for details.


West Texas Intermediate Crude Oil Price History
USD per Barrel
$100
$80
$60
$40
$20
$0
-$20
-$40
-$60
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
Jul-20
Jan-21
Jul-21
Jan-22

Source: Bloomberg

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.

2021 ANNUAL REPORT KINROSS GOLD MDA 10

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2021

Currency Fluctuations


Currency Exchange Rate Relative Performance Against U.S. Dollar
140%
130%
120%
110%
100%
90%
80%
70%
60%
50%
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Gold
Brazil
Chile
Russia
Canada
Europe
Ghana
Mauritania

Source: Bloomberg

At the Company's non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, the Russian Federation, Ghana, Mauritania, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. These currencies were subject to high market volatility over the course of the year. Approximately 71% of the Company's expected attributable production in 2022 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 - *Liquidity and Capital Resources* for details.

11 **MDA** **2021 ANNUAL REPORT** KINROSS GOLD

2021 ANNUAL REPORT KINROSS GOLD MDA 12 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember 31, 2021 12 UT The forward‐looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward‐Looking Information included with this MD&A and the risk factors set out in Section 10 ‐ Risk Analysis. his utloo section references attributable production cost of sales per equivalent ounce sold and attributable allin sustaining cost per equivalent ounce sold and per ounce sold on a byproduct basis, all of hich are nonAA financial ratios he definitions of these nonAA financial ratios and comparable reconciliations are included in ection of this A A G In 2022, the Company expects to produce 2. million attributable gold euivalent ounces ( ) from its operations, which is a 2 increase from the Company’s 2021 production. nnual production is expected to further increase to 2. million attributable gold euivalent ounces ( ) in 2023. The Company expects to produce 2. million attributable gold euivalent ounces in 2024 and has maintained its strong production profile of estimated average production of at least 2. million attributable gold euivalent ounces per year over the remainder of the decade. In 2022, attributable production is expected to be higher in the second half of the year, which is largely driven by production from a Coipa, as it is scheduled to reach full operating capacity at midyear, as well as higher production expected at Paracatu and Tasiast. Kinross made modest adjustments to its 2022 and 2023 production midpoint guidance estimates, with 2022 expected to be impacted by the CI19 Omicron variant’s effect on productivity and supply chain logistics at Tasiast, and fewer ounces expected from the antage heap leach pad at Bald Mountain. In 2023, the Company’s production outlook is expected to be impacted by the deferral of some production at several sites, including a Coipa, Bald ountain, Kupol and Chirano. These deferrals are expected to extend mine life and increase total life of mine production. The Phase W deferral at Round Mountain also impacted the Company’s 2023 production outlook, while the 2024 production outlook excludes the anh Choh project. The expected attributable production growth in 2022 and 2023, and Kinross’ strong longterm production profile, represents additional ounces enabled by planned life of mine extensions and projects resulting from the Company’s previous capital investments, continuous improvement programs, and an exploration strategy focused on promising prospects around existing operations. I I The ongoing global impacts of the CI19 pandemic and inflation have been factored into the Company’s 2022 attributable cost of sales and capital expenditures guidance. Potential additional inflationary impacts have been excluded from the Company’s directional forecasts on 2023 attributable cost of sales and 20232024 capital costs. A C S G G ttributable production cost of sales per euivalent ounce sold Consolidated production cost of sales per euivalent ounce sold ttributable allin sustaining cost per euivalent ounce sold ttributable allin sustaining cost per ounce sold on a byproduct basis ttributable production cost of sales per euivalent ounce sold is expected to be 30 ( ) for 2022. ttributable production cost of sales per euivalent ounce sold is expected to be higher in the first half of the year and decrease during the second half of the year largely due to the anticipated increase in production. Kinross’ attributable production cost of sales per euivalent ounce sold outlook for 2023 is expected to be lower compared with 2022, excluding impacts of inflation, mainly due to the planned growth in production. The Company expects its attributable allin sustaining cost to be 1,130 ( ) per euivalent ounce sold for 2022, which is largely in line with 2021 results. aterial assumptions used to forecast 2022 production costs are a gold price of 1,00 per ounce, a silver price of 20 per ounce, an oil price of 0 per barrel, and foreign exchange rates of .00 Brailian reais to the .S. dollar, 1.2 Canadian dollars to the .S. dollar, 0 ussian roubles to the .S. dollar, 0 Chilean pesos to the .S. dollar, .0 hanaian cedis to the .S. dollar, 3 auritanian ouguiyas to the .S. dollar, and 0. .S. dollars to the uro. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , Taing into account existing currency and oil hedges, a change in foreign currency exchange rates would be expected to result in an approximate impact on attributable production cost of sales per euivalent ounce sold, and specific to the ussian rouble and railian real, a change in these exchange rates would be expected to result in impacts of approximately and on ussian and railian production cost of sales per euivalent ounce sold, respectively per barrel change in the price of oil would be expected to result in an approximate impact on fuel consumption costs on attributable production cost of sales per euivalent ounce sold, and a change in the price of gold would be expected to result in an approximate impact on attributable production cost of sales per euivalent ounce sold as a result of a change in royalties C E G Total capital expenditures for are forecast to be approximately , million f this amount, sustaining capital expenditures are expected to be approximately million, with nonsustaining capital expenditures of approximately million for the a Coipa estart including uren, dins, Tasiast’s West Branch stripping and 24k project, projects, and other development and growth projects and studies The capital expenditures guidance is higher than previous estimates mainly due to inflationary pressures, a pull forward of planned spending at dins to deris the project schedule, additional stripping at a Coipa with the inclusion of uren into the project plan, and the inclusion of approximately million for initiatives such as the Tasiast solar power project Kinross’ capital expenditures outlook for 2023 and 2024 is expected to be largely in line with at approximately billion per year The outlook is based on Kinross’ current baseline production guidance and includes projects such as dins, a Coipa’s Puren deposit and scope changes in the portfolio, which were not included in the Company’s previous multiyear capital expenditure outloo s inross continues to develop and optimie its portfolio, other projects may be incorporated into its capital expenditures, as well as inflation impacts, over the timeframe These projects include anh Choh, which is not included in the and capital expenditures outloo G The forecast for exploration is approximately million, all of which is expected to be expensed, and is a million increase from last year’s forecast. The exploration program (greenfields and brownfields) will follow up on 2021’s exploration success, including focusing on the upol ynergy one of Influence (“KSP”), the 130 kilometre radius around Kupol based on an economic trucking distance to the mill, and starting an underground exploration drift at ound ountain The exploration forecast does not include activities planned at the ixie project in ed ae, ntario, pending the expected closing of the reat ear acuisition The forecast for overhead general and administrative and business development expenses is approximately million, which is largely in line with last year’s guidance The Company has made cost improvements over recent years, with annual overhead guidance down million over the past five years ther operating costs expected to be incurred in are approximately million , which are principally due to care and maintenance, reclamation, and pandemicrelated mitigation measures ased on an assumed gold price of , per ounce and other budget assumptions, tax expense is expected to be million and taxes paid is expected to be million djusting the railian real and ussian rouble to the respective exchange rates of and to the dollar in effect at ecember , , tax expense would be expected to be million Tax expense is expected to increase by of any profit resulting from higher gold prices Taxes paid is expected to increase by approximately million for every increase in the realied gold price epreciation, depletion and amortiation is forecast to be approximately per u e o nterest paid is forecast to be approximately million, which includes million of capitalied interest The interest paid forecast does not include any interest payment related to the expected financing of the reat ear acuisition

13 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember 31, 2021 12 UT The forward‐looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward‐Looking Information included with this MD&A and the risk factors set out in Section 10 ‐ Risk Analysis. his utloo section references attributable production cost of sales per equivalent ounce sold and attributable allin sustaining cost per equivalent ounce sold and per ounce sold on a byproduct basis, all of hich are nonAA financial ratios he definitions of these nonAA financial ratios and comparable reconciliations are included in ection of this A A G In 2022, the Company expects to produce 2. million attributable gold euivalent ounces ( ) from its operations, which is a 2 increase from the Company’s 2021 production. nnual production is expected to further increase to 2. million attributable gold euivalent ounces ( ) in 2023. The Company expects to produce 2. million attributable gold euivalent ounces in 2024 and has maintained its strong production profile of estimated average production of at least 2. million attributable gold euivalent ounces per year over the remainder of the decade. In 2022, attributable production is expected to be higher in the second half of the year, which is largely driven by production from a Coipa, as it is scheduled to reach full operating capacity at midyear, as well as higher production expected at Paracatu and Tasiast. Kinross made modest adjustments to its 2022 and 2023 production midpoint guidance estimates, with 2022 expected to be impacted by the CI19 Omicron variant’s effect on productivity and supply chain logistics at Tasiast, and fewer ounces expected from the antage heap leach pad at Bald Mountain. In 2023, the Company’s production outlook is expected to be impacted by the deferral of some production at several sites, including a Coipa, Bald ountain, Kupol and Chirano. These deferrals are expected to extend mine life and increase total life of mine production. The Phase W deferral at Round Mountain also impacted the Company’s 2023 production outlook, while the 2024 production outlook excludes the anh Choh project. The expected attributable production growth in 2022 and 2023, and Kinross’ strong longterm production profile, represents additional ounces enabled by planned life of mine extensions and projects resulting from the Company’s previous capital investments, continuous improvement programs, and an exploration strategy focused on promising prospects around existing operations. I I The ongoing global impacts of the CI19 pandemic and inflation have been factored into the Company’s 2022 attributable cost of sales and capital expenditures guidance. Potential additional inflationary impacts have been excluded from the Company’s directional forecasts on 2023 attributable cost of sales and 20232024 capital costs. A C S G G ttributable production cost of sales per euivalent ounce sold Consolidated production cost of sales per euivalent ounce sold ttributable allin sustaining cost per euivalent ounce sold ttributable allin sustaining cost per ounce sold on a byproduct basis ttributable production cost of sales per euivalent ounce sold is expected to be 30 ( ) for 2022. ttributable production cost of sales per euivalent ounce sold is expected to be higher in the first half of the year and decrease during the second half of the year largely due to the anticipated increase in production. Kinross’ attributable production cost of sales per euivalent ounce sold outlook for 2023 is expected to be lower compared with 2022, excluding impacts of inflation, mainly due to the planned growth in production. The Company expects its attributable allin sustaining cost to be 1,130 ( ) per euivalent ounce sold for 2022, which is largely in line with 2021 results. aterial assumptions used to forecast 2022 production costs are a gold price of 1,00 per ounce, a silver price of 20 per ounce, an oil price of 0 per barrel, and foreign exchange rates of .00 Brailian reais to the .S. dollar, 1.2 Canadian dollars to the .S. dollar, 0 ussian roubles to the .S. dollar, 0 Chilean pesos to the .S. dollar, .0 hanaian cedis to the .S. dollar, 3 auritanian ouguiyas to the .S. dollar, and 0. .S. dollars to the uro. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , Taing into account existing currency and oil hedges, a change in foreign currency exchange rates would be expected to result in an approximate impact on attributable production cost of sales per euivalent ounce sold, and specific to the ussian rouble and railian real, a change in these exchange rates would be expected to result in impacts of approximately and on ussian and railian production cost of sales per euivalent ounce sold, respectively per barrel change in the price of oil would be expected to result in an approximate impact on fuel consumption costs on attributable production cost of sales per euivalent ounce sold, and a change in the price of gold would be expected to result in an approximate impact on attributable production cost of sales per euivalent ounce sold as a result of a change in royalties C E G Total capital expenditures for are forecast to be approximately , million f this amount, sustaining capital expenditures are expected to be approximately million, with nonsustaining capital expenditures of approximately million for the a Coipa estart including uren, dins, Tasiast’s West Branch stripping and 24k project, projects, and other development and growth projects and studies The capital expenditures guidance is higher than previous estimates mainly due to inflationary pressures, a pull forward of planned spending at dins to deris the project schedule, additional stripping at a Coipa with the inclusion of uren into the project plan, and the inclusion of approximately million for initiatives such as the Tasiast solar power project Kinross’ capital expenditures outlook for 2023 and 2024 is expected to be largely in line with at approximately billion per year The outlook is based on Kinross’ current baseline production guidance and includes projects such as dins, a Coipa’s Puren deposit and scope changes in the portfolio, which were not included in the Company’s previous multiyear capital expenditure outloo s inross continues to develop and optimie its portfolio, other projects may be incorporated into its capital expenditures, as well as inflation impacts, over the timeframe These projects include anh Choh, which is not included in the and capital expenditures outloo G The forecast for exploration is approximately million, all of which is expected to be expensed, and is a million increase from last year’s forecast. The exploration program (greenfields and brownfields) will follow up on 2021’s exploration success, including focusing on the upol ynergy one of Influence (“KSP”), the 130 kilometre radius around Kupol based on an economic trucking distance to the mill, and starting an underground exploration drift at ound ountain The exploration forecast does not include activities planned at the ixie project in ed ae, ntario, pending the expected closing of the reat ear acuisition The forecast for overhead general and administrative and business development expenses is approximately million, which is largely in line with last year’s guidance The Company has made cost improvements over recent years, with annual overhead guidance down million over the past five years ther operating costs expected to be incurred in are approximately million , which are principally due to care and maintenance, reclamation, and pandemicrelated mitigation measures ased on an assumed gold price of , per ounce and other budget assumptions, tax expense is expected to be million and taxes paid is expected to be million djusting the railian real and ussian rouble to the respective exchange rates of and to the dollar in effect at ecember , , tax expense would be expected to be million Tax expense is expected to increase by of any profit resulting from higher gold prices Taxes paid is expected to increase by approximately million for every increase in the realied gold price epreciation, depletion and amortiation is forecast to be approximately per u e o nterest paid is forecast to be approximately million, which includes million of capitalied interest The interest paid forecast does not include any interest payment related to the expected financing of the reat ear acuisition

2021 ANNUAL REPORT KINROSS GOLD MDA 14 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended December , ECT UDATES AND NE DEEMENTS T he asiast project continues to advance well, with the first phase of the project on schedule to reach sustained throughput of , tonnes per day by the end of the first uarter of . he power plant started operations in the fourth uarter of and commissioning is ongoing at a number of facilities that are part of the project’s first phase. The second phase of the project is also progressing well and is on schedule to reach throughput of , tonnes per day by mid. ngineering for the second phase of the project is 60% complete, with all major equipment purchased and construction of the site’s third leach tank 50% complete. T As part of Kinross’ efforts to reduce its greenhouse gas (“GHG”) emissions, the Company is proceeding with the development of a photovoltaic solar power plant at asiast with power generation capacity of M and a battery system of M. he plant is expected to generate positive returns and reduce emissions by up to Kt per year, or approximately Kt over the life of mine, which could save approximately million litres of fuel over the same period. he plant is expected to be integrated with Tasiast’s power generation suite, and provide approximately of the site’s power. Site activities, such as geotechnical drilling for solar panel foundations, is expected to commence in the second uarter of , with the plant scheduled to be completed in the third uarter of . he project is expected to cost approximately million and contribute to the Government of Mauritania’s reduction targets in the country. C he a Coipa estart project in Chile continued to mae excellent progress, with commissioning of the plant commencing in ebruary , on schedule and on budget. he project is currently using lower grade stocpile ore for commissioning, with the plant expected to ramp up over the first half of the year to reach full operating capacity midyear. lant refurbishments of critical components are essentially complete, with other ongoing refurbishments planned during the ramp up period. he construction of the mine road has been completed. Kinross has increased La Coipa’s expected life of mine production by to approximately million gold euivalent ounces, compared with the previous estimate of , gold euivalent ounces by incorporating the nearby uren pit into the project and optimizing the Phase 7 mine plan. The increase in production has extended La Coipa’s estimated mine life to early from . ith the positive changes to the mine plan, some ounces expected in are planned to be deferred into later years due to blending of lower grade uren ore with hase ore. restripping at the main hase pit continues on schedule, with prestripping at uren expected to start early in the second uarter of . he Company continues to study other opportunities to further expand La Coipa’s mine plan, including an additional Puren pushback and incorporating other adjacent pits into the project. Kinross has also recently signed a power purchase agreement to supply a Coipa with renewable power to meet its power needs, in line with the Company’s GHG reduction strategy. As a result of mine plan optimizations, the Company added to La Coipa’s gold and silver mineral reserve estimates. Kinross also added to the project’s gold and silver mineral resource estimates, mainly due to the change in the Company’s silver price assumption for mineral resources from per ounce to per ounce • , gold ounces added to proven and probable reserves and , gold ounces added to measured and indicated resources • , silver ounces added to proven and probable mineral reserves and ,, silver ounces added to measured and indicated resources. M fter completion of the oboMarte feasibility study last uarter, the Company continues to wor on activities related to permitting, and the nvironmental mpact ssessment. he timing for oboMarte is dependent on permitting and the conclusion of mining at a Coipa. hould further a Coipa mine life extension opportunities be successful, such as the additional uren pushbac and or details concerning mineral reserve and mineral resource estimates, refer to the Mineral eserves and Mineral esources tables and notes in the Companys news release filed with Canadian and .. regulators on ebruary , . INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , 0 5 incorporating other adjacent pits, LoboMarte’s timing is expected to be affected accordingly. LoboMarte provides optionality for Kinross’ longterm portfolio and the Company sees potential to develop the project into a large, lowcost mine. The goforward decision will depend on a range of factors, including the gold price environment and projections, expected economic returns, and permitting. U The dinsk feasibility study continues to advance engineering with a focus on design optimization, capital cost updates and trend analysis. The Company has now incorporated the construction of a power line to connect dinsk to the regional grid as part of the base case feasibility study. n addition to reducing GHG emissions, the power line can potentially improve life of mine costs, project economics, and local power availability in local communities. The feasibility study is also contemplating mine plan optimizations to enhance value and project economics that may bring incremental capital requirements. These include higher benches to potentially expand the pit and increase mine life, and optimizing plans for roads and the camp. Capital cost and operating cost input pricing updates, including incorporating potential inflation impacts, will commence late in the first quarter of 0 and will be completed as engineering designs are finalized and execution planning is completed. Permitting work is also advancing, as well as community engagement activities. The feasibility study is on schedule to be completed in the third quarter of 0. Project construction is expected to commence with early work activities in late 0, and first production is planned for the fourth quarter of 05, pending a positive development decision. xploration work during 0 has identified several targets that are expected to be tested during 0. M C At the 70%owned Manh Choh project, normal course permit applications were submitted at the end of 0, including an application to the nited States Army Corps of ngineers for a permit to disturb wetlands under Section 0 of the Clean ater Act. The public comment period on the wetlands permit ended on ebruary , 0. easibility study work is advancing and the Company continues to refine the project plan, including implementing strategies to address potential impacts of inflation and contractor and labour market constraints in Alaska. The feasibility study is on schedule to be completed by the end of 0 and, subject to permitting, initial production is expected to commence in late 0. Kinross is continuing to prioritize transparent engagement with local communities and the illage of Tetlin as it develops the project, building on its long and successful history of safe, responsible mining in Alaska. Manh Choh is expected to generate significant economic benefits for state and local communities, and the project plan minimizes Manh Choh’s environmental footprint by avoiding the construction of a mill and tailings facilities by transporting ore to ort Knox for processing. S n 0, Kinross enhanced shareholder returns through its share buyback and quarterly dividend programs, which are underpinned by the Company’s investment grade balance sheet, free cash flow profile and expected production growth. During the past year, Kinross returned a total of 5. million in capital to shareholders. n 0, the Company repurchased and cancelled 7.6 million of its common shares for 00. million and returned a total of 5. million in dividends. T Tasiast made excellent progress restarting the mill in the second half of the year and completed a successful recommissioning with no material mechanical issues encountered. n the fourth quarter of 0, the site achieved its production target of 5,000 gold equivalent ounces after restarting the plant processing lower grade stockpile ore. Throughput gradually ramped up during the quarter, with the mill reaching throughput of ,0000,000 tonnes per day in anuary 0 on a sustained basis.

15 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended December , ECT UDATES AND NE DEEMENTS T he asiast project continues to advance well, with the first phase of the project on schedule to reach sustained throughput of , tonnes per day by the end of the first uarter of . he power plant started operations in the fourth uarter of and commissioning is ongoing at a number of facilities that are part of the project’s first phase. The second phase of the project is also progressing well and is on schedule to reach throughput of , tonnes per day by mid. ngineering for the second phase of the project is 60% complete, with all major equipment purchased and construction of the site’s third leach tank 50% complete. T As part of Kinross’ efforts to reduce its greenhouse gas (“GHG”) emissions, the Company is proceeding with the development of a photovoltaic solar power plant at asiast with power generation capacity of M and a battery system of M. he plant is expected to generate positive returns and reduce emissions by up to Kt per year, or approximately Kt over the life of mine, which could save approximately million litres of fuel over the same period. he plant is expected to be integrated with Tasiast’s power generation suite, and provide approximately of the site’s power. Site activities, such as geotechnical drilling for solar panel foundations, is expected to commence in the second uarter of , with the plant scheduled to be completed in the third uarter of . he project is expected to cost approximately million and contribute to the Government of Mauritania’s reduction targets in the country. C he a Coipa estart project in Chile continued to mae excellent progress, with commissioning of the plant commencing in ebruary , on schedule and on budget. he project is currently using lower grade stocpile ore for commissioning, with the plant expected to ramp up over the first half of the year to reach full operating capacity midyear. lant refurbishments of critical components are essentially complete, with other ongoing refurbishments planned during the ramp up period. he construction of the mine road has been completed. Kinross has increased La Coipa’s expected life of mine production by to approximately million gold euivalent ounces, compared with the previous estimate of , gold euivalent ounces by incorporating the nearby uren pit into the project and optimizing the Phase 7 mine plan. The increase in production has extended La Coipa’s estimated mine life to early from . ith the positive changes to the mine plan, some ounces expected in are planned to be deferred into later years due to blending of lower grade uren ore with hase ore. restripping at the main hase pit continues on schedule, with prestripping at uren expected to start early in the second uarter of . he Company continues to study other opportunities to further expand La Coipa’s mine plan, including an additional Puren pushback and incorporating other adjacent pits into the project. Kinross has also recently signed a power purchase agreement to supply a Coipa with renewable power to meet its power needs, in line with the Company’s GHG reduction strategy. As a result of mine plan optimizations, the Company added to La Coipa’s gold and silver mineral reserve estimates. Kinross also added to the project’s gold and silver mineral resource estimates, mainly due to the change in the Company’s silver price assumption for mineral resources from per ounce to per ounce • , gold ounces added to proven and probable reserves and , gold ounces added to measured and indicated resources • , silver ounces added to proven and probable mineral reserves and ,, silver ounces added to measured and indicated resources. M fter completion of the oboMarte feasibility study last uarter, the Company continues to wor on activities related to permitting, and the nvironmental mpact ssessment. he timing for oboMarte is dependent on permitting and the conclusion of mining at a Coipa. hould further a Coipa mine life extension opportunities be successful, such as the additional uren pushbac and or details concerning mineral reserve and mineral resource estimates, refer to the Mineral eserves and Mineral esources tables and notes in the Companys news release filed with Canadian and .. regulators on ebruary , . INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , 0 5 incorporating other adjacent pits, LoboMarte’s timing is expected to be affected accordingly. LoboMarte provides optionality for Kinross’ longterm portfolio and the Company sees potential to develop the project into a large, lowcost mine. The goforward decision will depend on a range of factors, including the gold price environment and projections, expected economic returns, and permitting. U The dinsk feasibility study continues to advance engineering with a focus on design optimization, capital cost updates and trend analysis. The Company has now incorporated the construction of a power line to connect dinsk to the regional grid as part of the base case feasibility study. n addition to reducing GHG emissions, the power line can potentially improve life of mine costs, project economics, and local power availability in local communities. The feasibility study is also contemplating mine plan optimizations to enhance value and project economics that may bring incremental capital requirements. These include higher benches to potentially expand the pit and increase mine life, and optimizing plans for roads and the camp. Capital cost and operating cost input pricing updates, including incorporating potential inflation impacts, will commence late in the first quarter of 0 and will be completed as engineering designs are finalized and execution planning is completed. Permitting work is also advancing, as well as community engagement activities. The feasibility study is on schedule to be completed in the third quarter of 0. Project construction is expected to commence with early work activities in late 0, and first production is planned for the fourth quarter of 05, pending a positive development decision. xploration work during 0 has identified several targets that are expected to be tested during 0. M C At the 70%owned Manh Choh project, normal course permit applications were submitted at the end of 0, including an application to the nited States Army Corps of ngineers for a permit to disturb wetlands under Section 0 of the Clean ater Act. The public comment period on the wetlands permit ended on ebruary , 0. easibility study work is advancing and the Company continues to refine the project plan, including implementing strategies to address potential impacts of inflation and contractor and labour market constraints in Alaska. The feasibility study is on schedule to be completed by the end of 0 and, subject to permitting, initial production is expected to commence in late 0. Kinross is continuing to prioritize transparent engagement with local communities and the illage of Tetlin as it develops the project, building on its long and successful history of safe, responsible mining in Alaska. Manh Choh is expected to generate significant economic benefits for state and local communities, and the project plan minimizes Manh Choh’s environmental footprint by avoiding the construction of a mill and tailings facilities by transporting ore to ort Knox for processing. S n 0, Kinross enhanced shareholder returns through its share buyback and quarterly dividend programs, which are underpinned by the Company’s investment grade balance sheet, free cash flow profile and expected production growth. During the past year, Kinross returned a total of 5. million in capital to shareholders. n 0, the Company repurchased and cancelled 7.6 million of its common shares for 00. million and returned a total of 5. million in dividends. T Tasiast made excellent progress restarting the mill in the second half of the year and completed a successful recommissioning with no material mechanical issues encountered. n the fourth quarter of 0, the site achieved its production target of 5,000 gold equivalent ounces after restarting the plant processing lower grade stockpile ore. Throughput gradually ramped up during the quarter, with the mill reaching throughput of ,0000,000 tonnes per day in anuary 0 on a sustained basis.

2021 ANNUAL REPORT KINROSS GOLD MDA 16 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , 0 6 A G M In January 2022, the Company reached an agreement with the Government of Mauritania (“Government”) regarding two licenses located west, east and north of the main Tasiast operation. Kinross has agreed to renew exploration activities at these licenses and has committed to spend 0 million in exploration over the next three years. As part of its commitment, the Company is budgeting 5 million for exploration in 0 at these licenses. M The Company implemented initiatives to stabilize the wall in 0, including dewatering and moving waste material from the pit rim. As a result of the mine optimization program, which was initiated in the first quarter of 0, ,000 gold ounces at Phase S were converted to proven and probable mineral reserves at yearend 0 and additional challenges were identified in the west wall of the Phase W area which may affect Round Mountain’s annual production plans post 2024. The program is evaluating further initiatives to enhance wall stability, including shallower pit wall slope angles over a more extensive area, and alternative mine plan opportunities, such as incorporating the Phase S pushback. The alternative mine plan opportunities also include modified open pit sequencing for Phase and Phase S and the potential for underground mining for portions of Phase and Phase . The Company is planning to construct a drift for underground exploration at Phase in 0 after positive exploration results in 0. Given the mine optimization program’s expanded parameters, results of the analysis are now expected in the second half of 0. G On December 8, 2021, Kinross announced that it had entered into a definitive agreement (“Agreement”) to acquire Great Bear Resources Ltd. (“Great Bear”), which includes the flagship Dixie project located in the prolific Red Lake mining district in ntario, Canada. The ixie project has excellent potential to become a top tier deposit that could support a large, longlife mine complex and bolster Kinross’ longterm production outlook. nder the terms of the Agreement, Kinross has agreed to an upfront payment of approximately . billion (C. billion), representing C.00 per Great ear common share on a fullydiluted basis. The upfront payment will be payable at the election of Great ear shareholders in cash and Kinross common shares subject to proration to a maximum cash consideration of approximately . billion (C. billion) and a maximum of approximately 0.7 million Kinross common shares. The Agreement also includes a payment of contingent consideration in the form of contingent value rights that may be exchanged for 0.0 of a Kinross common share per Great ear common share. The contingent consideration will be payable in connection with Kinross’ public announcement of commercial production at the ixie project, provided that a cumulative total of at least .5 million gold ounces of mineral reserves and measured and indicated mineral resources are disclosed. pon completion of the transaction, Kinross expects to rapidly advance exploration activities at the LP ault zone, the most significant discovery to date at ixie. These activities include 00,000 metres of planned drilling in 0, which is expected to largely focus on infill drilling and multiple other targets. Kinross plans to undertake a comprehensive exploration and development program at the Dixie project which aims to support Kinross’ vision of a quality, highgrade, openpit mine and a longerterm, sizeable underground mine. Great ear security holders approved the Agreement on ebruary , 0, with approximately % of the votes cast in favour of the acquisition. The Company received final court approval on ebruary 6, 0, and the transaction is expected to close during the first quarter of 0. ased upon the closing price of a Kinross share on the Toronto Stock xchange as at ecember 7, 0. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended December 1, 2021 1 CNSIDATED ESUTS EATINS 2020 201 C C Change Change S Total gold equivalent ounces(a) Produced(b) 2,8,0 2,2,88 (144,481) () old(b) 2,,48 2,12,8 (1,210) () Attributable gold equivalent ounces(a) Produced(b) 2,,48 2,0, (141,011) () old(b) 2,8,2 2,42,2 (1,4) () Gold ounces sold 2,24,24 2,48,8 (14,1) () ilver ounces sold (000s) 4,42 4, (20) (4) Average realized gold price per ounce(c) 1,4 1,2 82 2 Metal sales 4,21.4 ,4. 1.1 20 Production cost of sales 1,2. 1,8. (.2) () Depreciation, depletion and amortization 842. 1. 111.0 1 Impairment charges (reversals) and asset derecognition net (0.) (1.8) (28.1) (80) Operating earnings 1,8.4 1.1 08. 2 1,42.4 18. 2.8 8 et earnings attributable to common shareholders in millions, except ounces and per ounce amounts D 2020 vs. 201 a otal includes of Chirano production Attributable includes inross share of Chirano production and costs, and anh Choh costs b old equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot maret prices for the commodities for each period he ratio for as and c “Average realized gold price per ounce” is defined as gold metal sales divided by the total number of gold ounces sold E S in millions 2020 201 C C Change Change(c) ort Knox .0 (2.) 11. nm Round Mountain 28.8 20. . 8 Bald Mountain 4. 12. 21. 12 Paracatu 40.0 42.2 (8.2) (1) Kupol(a) 410. 281.1 12.4 4 Tasiast 04. 28.1 21.2 Chirano 28.1 (.8) 24. nm N Corporate and other(b) (48.) (22.) 1. 8 T 1,8.4 1.1 08. 2 2020 vs. 201 D a he upol segment includes the upol and voinoye mines b Corporate and other includes operating costs hich are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdon, and other nonoperating assets including Chulbatan, ettle iveruchorn, a Coipa, oboarte, anh Choh and aricunga c nm means not meaningful

17 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , 0 6 A G M In January 2022, the Company reached an agreement with the Government of Mauritania (“Government”) regarding two licenses located west, east and north of the main Tasiast operation. Kinross has agreed to renew exploration activities at these licenses and has committed to spend 0 million in exploration over the next three years. As part of its commitment, the Company is budgeting 5 million for exploration in 0 at these licenses. M The Company implemented initiatives to stabilize the wall in 0, including dewatering and moving waste material from the pit rim. As a result of the mine optimization program, which was initiated in the first quarter of 0, ,000 gold ounces at Phase S were converted to proven and probable mineral reserves at yearend 0 and additional challenges were identified in the west wall of the Phase W area which may affect Round Mountain’s annual production plans post 2024. The program is evaluating further initiatives to enhance wall stability, including shallower pit wall slope angles over a more extensive area, and alternative mine plan opportunities, such as incorporating the Phase S pushback. The alternative mine plan opportunities also include modified open pit sequencing for Phase and Phase S and the potential for underground mining for portions of Phase and Phase . The Company is planning to construct a drift for underground exploration at Phase in 0 after positive exploration results in 0. Given the mine optimization program’s expanded parameters, results of the analysis are now expected in the second half of 0. G On December 8, 2021, Kinross announced that it had entered into a definitive agreement (“Agreement”) to acquire Great Bear Resources Ltd. (“Great Bear”), which includes the flagship Dixie project located in the prolific Red Lake mining district in ntario, Canada. The ixie project has excellent potential to become a top tier deposit that could support a large, longlife mine complex and bolster Kinross’ longterm production outlook. nder the terms of the Agreement, Kinross has agreed to an upfront payment of approximately . billion (C. billion), representing C.00 per Great ear common share on a fullydiluted basis. The upfront payment will be payable at the election of Great ear shareholders in cash and Kinross common shares subject to proration to a maximum cash consideration of approximately . billion (C. billion) and a maximum of approximately 0.7 million Kinross common shares. The Agreement also includes a payment of contingent consideration in the form of contingent value rights that may be exchanged for 0.0 of a Kinross common share per Great ear common share. The contingent consideration will be payable in connection with Kinross’ public announcement of commercial production at the ixie project, provided that a cumulative total of at least .5 million gold ounces of mineral reserves and measured and indicated mineral resources are disclosed. pon completion of the transaction, Kinross expects to rapidly advance exploration activities at the LP ault zone, the most significant discovery to date at ixie. These activities include 00,000 metres of planned drilling in 0, which is expected to largely focus on infill drilling and multiple other targets. Kinross plans to undertake a comprehensive exploration and development program at the Dixie project which aims to support Kinross’ vision of a quality, highgrade, openpit mine and a longerterm, sizeable underground mine. Great ear security holders approved the Agreement on ebruary , 0, with approximately % of the votes cast in favour of the acquisition. The Company received final court approval on ebruary 6, 0, and the transaction is expected to close during the first quarter of 0. ased upon the closing price of a Kinross share on the Toronto Stock xchange as at ecember 7, 0. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended December 1, 2021 1 CNSIDATED ESUTS EATINS 2020 201 C C Change Change S Total gold equivalent ounces(a) Produced(b) 2,8,0 2,2,88 (144,481) () old(b) 2,,48 2,12,8 (1,210) () Attributable gold equivalent ounces(a) Produced(b) 2,,48 2,0, (141,011) () old(b) 2,8,2 2,42,2 (1,4) () Gold ounces sold 2,24,24 2,48,8 (14,1) () ilver ounces sold (000s) 4,42 4, (20) (4) Average realized gold price per ounce(c) 1,4 1,2 82 2 Metal sales 4,21.4 ,4. 1.1 20 Production cost of sales 1,2. 1,8. (.2) () Depreciation, depletion and amortization 842. 1. 111.0 1 Impairment charges (reversals) and asset derecognition net (0.) (1.8) (28.1) (80) Operating earnings 1,8.4 1.1 08. 2 1,42.4 18. 2.8 8 et earnings attributable to common shareholders in millions, except ounces and per ounce amounts D 2020 vs. 201 a otal includes of Chirano production Attributable includes inross share of Chirano production and costs, and anh Choh costs b old equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot maret prices for the commodities for each period he ratio for as and c “Average realized gold price per ounce” is defined as gold metal sales divided by the total number of gold ounces sold E S in millions 2020 201 C C Change Change(c) ort Knox .0 (2.) 11. nm Round Mountain 28.8 20. . 8 Bald Mountain 4. 12. 21. 12 Paracatu 40.0 42.2 (8.2) (1) Kupol(a) 410. 281.1 12.4 4 Tasiast 04. 28.1 21.2 Chirano 28.1 (.8) 24. nm N Corporate and other(b) (48.) (22.) 1. 8 T 1,8.4 1.1 08. 2 2020 vs. 201 D a he upol segment includes the upol and voinoye mines b Corporate and other includes operating costs hich are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdon, and other nonoperating assets including Chulbatan, ettle iveruchorn, a Coipa, oboarte, anh Choh and aricunga c nm means not meaningful

2021 ANNUAL REPORT KINROSS GOLD MDA 18 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember M – USA C C S onnes ore mined s onnes processed sa rade gramstonneb ecoveryb old eivalent onces rodced old D in millions etal sales rodction cost of sales epreciation depletion and amortiation ther operating epense ploration and bsiness development egment operating earnings D a cldes oes placed o e eap leac pads drig oes Ao represes ill grade ad recover ol re placed o e eap leac pads ad a average grade o gras per oe drig gras per oe e o e are o eap leac operaios poiiie recover raes are o eaigl he ompany has been operating the ort no mine located near airbans lasa since it was acired in 2021 vs. 2020 n tonnes of ore mined increased by compared to largely de to planned mine seencing ring the year mining activities were focsed on mining a higher proportion of leachable ore from hase ast and hase onnes of ore processed in increased by compared to primarily de to the increase in tonnes of ore mined and placed on the heap leach pads partially offset by lower mill throghpt ill grades increased by de to mine seencing old eivalent onces prodced and sold in each increased by compared to de to an increase in onces recovered from the heap leach pads etal sales increased in by compared to de to the increase in gold eivalent onces sold and the increase in average metal prices realied rodction cost of sales increased by in compared to largely de to an increase in gold eivalent onces sold partially offset by the higher proportion of less costly onces prodced from the arnes ree heap leach pad epreciation depletion and amortiation increased by in compared to de to an increase in gold eivalent onces sold and an increase in the depreciable asset base largely related to the ilmore proect INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember M – USA C C S onnes ore mined s onnes processed sa rade gramstonneb ecoveryb old eivalent onces rodced old D in millions etal sales rodction cost of sales epreciation depletion and amortiation ther operating epense ploration and bsiness development egment operating earnings D a cldes oes placed o e eap leac pads drig oes Aos represe ill grade ad recover ol re placed o e eap leac pads ad a average grade o gras per oe drig gras per oe e o e are o eap leac operaios poiiie recover raes are o eaigl c eas o eaigl he ompany acired its ownership interest in the ond ontain open pit mine located in ye onty evada with the acisition of cho ay ines td on anary n anary the ompany acired the remaining interest in ond ontain along with the ald ontain gold mine from arric 2021 vs. 2020 onnes of ore mined in decreased by compared to ining activities were impacted by precationary measres taen after wall instability in the north wall of the pit was detected by the site’s comprehensive monitoring system late in the first arter of he site deferred mining in the area which delayed access to hase ore and affected prodction in onnes of ore processed in decreased by compared to de to a decrease in tonnes placed on the heap leach pads n mill grades decreased by compared to de to mine seencing old eivalent onces prodced and sold decreased by and in respectively compared to primarily de to lower mill grades and the timing of onces recovered from the heap leach pads old eivalent onces sold in were higher than prodction de to timing of sales n metal sales decreased by compared to de to the decrease in gold eivalent onces sold partially offset by the increase in average metal prices realied rodction cost of sales in increased by compared to largely de to higher operating waste mined and increases in royalties and prodction taes partially offset by the decrease in gold eivalent onces sold epreciation depletion and amortiation increased by mainly de to an increase in the depreciable asset base largely related to the completion of hase constrction partially offset by the decrease in gold eivalent onces sold ther operating epense in inclded million of costs associated with stabiliing the north wall

19 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember M – USA C C S onnes ore mined s onnes processed sa rade gramstonneb ecoveryb old eivalent onces rodced old D in millions etal sales rodction cost of sales epreciation depletion and amortiation ther operating epense ploration and bsiness development egment operating earnings D a cldes oes placed o e eap leac pads drig oes Ao represes ill grade ad recover ol re placed o e eap leac pads ad a average grade o gras per oe drig gras per oe e o e are o eap leac operaios poiiie recover raes are o eaigl he ompany has been operating the ort no mine located near airbans lasa since it was acired in 2021 vs. 2020 n tonnes of ore mined increased by compared to largely de to planned mine seencing ring the year mining activities were focsed on mining a higher proportion of leachable ore from hase ast and hase onnes of ore processed in increased by compared to primarily de to the increase in tonnes of ore mined and placed on the heap leach pads partially offset by lower mill throghpt ill grades increased by de to mine seencing old eivalent onces prodced and sold in each increased by compared to de to an increase in onces recovered from the heap leach pads etal sales increased in by compared to de to the increase in gold eivalent onces sold and the increase in average metal prices realied rodction cost of sales increased by in compared to largely de to an increase in gold eivalent onces sold partially offset by the higher proportion of less costly onces prodced from the arnes ree heap leach pad epreciation depletion and amortiation increased by in compared to de to an increase in gold eivalent onces sold and an increase in the depreciable asset base largely related to the ilmore proect INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember M – USA C C S onnes ore mined s onnes processed sa rade gramstonneb ecoveryb old eivalent onces rodced old D in millions etal sales rodction cost of sales epreciation depletion and amortiation ther operating epense ploration and bsiness development egment operating earnings D a cldes oes placed o e eap leac pads drig oes Aos represe ill grade ad recover ol re placed o e eap leac pads ad a average grade o gras per oe drig gras per oe e o e are o eap leac operaios poiiie recover raes are o eaigl c eas o eaigl he ompany acired its ownership interest in the ond ontain open pit mine located in ye onty evada with the acisition of cho ay ines td on anary n anary the ompany acired the remaining interest in ond ontain along with the ald ontain gold mine from arric 2021 vs. 2020 onnes of ore mined in decreased by compared to ining activities were impacted by precationary measres taen after wall instability in the north wall of the pit was detected by the site’s comprehensive monitoring system late in the first arter of he site deferred mining in the area which delayed access to hase ore and affected prodction in onnes of ore processed in decreased by compared to de to a decrease in tonnes placed on the heap leach pads n mill grades decreased by compared to de to mine seencing old eivalent onces prodced and sold decreased by and in respectively compared to primarily de to lower mill grades and the timing of onces recovered from the heap leach pads old eivalent onces sold in were higher than prodction de to timing of sales n metal sales decreased by compared to de to the decrease in gold eivalent onces sold partially offset by the increase in average metal prices realied rodction cost of sales in increased by compared to largely de to higher operating waste mined and increases in royalties and prodction taes partially offset by the decrease in gold eivalent onces sold epreciation depletion and amortiation increased by mainly de to an increase in the depreciable asset base largely related to the completion of hase constrction partially offset by the decrease in gold eivalent onces sold ther operating epense in inclded million of costs associated with stabiliing the north wall

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2021

Bald Mountain (100% ownership and operator) – USA

	Years ended December 31,			
	2021	2020	Change	% Change[b]
Operating Statistics[a]				
Tonnes ore mined (000's)	19,063	18,303	760	4%
Tonnes processed (000's)	19,063	18,303	760	4%
Grade (grams/tonne)	0.51	0.51	-	-
Gold equivalent ounces:				
Produced	204,890	191,282	13,608	7%
Sold	196,066	186,549	9,517	5%
Financial Data (in millions)				
Metal sales	$ 352.1	$ 330.5	$ 21.6	7%
Production cost of sales	177.5	155.9	21.6	14%
Depreciation, depletion and amortization	195.9	128.3	67.6	53%
Impairment charge and asset derecognition	144.5	-	144.5	nm
	(165.8)	46.3	(212.1)	nm
Other operating expense	1.7	5.2	(3.5)	(67%)
Exploration and business development	7.2	6.5	0.7	11%
Segment operating (loss) earnings	$ (174.7)	$ 34.6	$ (209.3)	nm

(a) Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b) "nm" means not meaningful.

The Company completed the acquisition of 100% of the Bald Mountain open pit mine on January 11, 2016 from Barrick, which includes a large associated land package. On October 2, 2018, the Company acquired the remaining 50% interest in the Bald Mountain exploration joint venture that it did not already own from Barrick, giving Kinross 100% ownership of the Bald Mountain land package.

2021 vs. 2020

Tonnes of ore mined and processed each increased by 4% in 2021, compared to 2020, due to planned mine sequencing. Mining activities shifted to the North Area in the second half of 2021 with the completion of mining in the Vantage pit in August 2021. Grades in 2021 were comparable to 2020. In 2021, gold equivalent ounces produced and sold increased by 7% and 5%, respectively, compared to 2020, due to the timing of ounces recovered from the heap leach pads and timing of sales.

Metal sales in 2021 increased by 7% compared to 2020, due to the increase in gold equivalent ounces sold and the increase in average metal prices realized. Production cost of sales in 2021 increased by 14% compared to 2020, due to the increase in gold equivalent ounces sold, higher operating waste mined and production taxes. Depreciation, depletion and amortization increased by 53% compared to 2020, due to the increases in the depreciable asset base and gold equivalent ounces sold.

During the year ended December 31, 2021, the Company recorded impairment and asset derecognition charges of $144.5 million related to metal inventory and property, plant and equipment at Bald Mountain. The inventory impairment charge of $95.2 million resulted from a reduction in the estimate of recoverable ounces on the Vantage heap leach pad at December 31, 2021 due to the presence of carbonaceous ore. The derecognized property, plant and equipment of $49.3 million was also related to the Vantage heap leach pad. The tax impacts of the impairment and derecognition charges were income tax recoveries of $25.3 million and $13.1 million, respectively. No such charges were recognized in 2020.

2021 ANNUAL REPORT KINROSS GOLD MDA 20

21 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember M – USA C C S onnes ore mined s onnes processed s rade gramstonne old eivalent onces rodced old D in millions etal sales rodction cost of sales epreciation depletion and amortiation mpairment charge and asset derecognition ther operating epense ploration and bsiness development egment operating loss earnings D a e o e are o eap leac operaios poiiie recover raes are o eaigl “nm” eas o eaigl he ompany completed the acisition of of the ald ontain open pit mine on anary from arric which incldes a large associated land pacage n ctober the ompany acired the remaining interest in the ald ontain eploration oint ventre that it did not already own from arric giving inross ownership of the ald ontain land pacage 2021 vs. 2020 onnes of ore mined and processed each increased by in compared to de to planned mine seencing ining activities shifted to the orth rea in the second half of with the completion of mining in the antage pit in gst rades in were comparable to n gold eivalent onces prodced and sold increased by and respectively compared to de to the timing of onces recovered from the heap leach pads and timing of sales etal sales in increased by compared to de to the increase in gold eivalent onces sold and the increase in average metal prices realied rodction cost of sales in increased by compared to de to the increase in gold eivalent onces sold higher operating waste mined and prodction taes epreciation depletion and amortiation increased by compared to de to the increases in the depreciable asset base and gold eivalent onces sold ring the year ended ecember the ompany recorded impairment and asset derecognition charges of million related to metal inventory and property plant and eipment at ald ontain he inventory impairment charge of million reslted from a redction in the estimate of recoverable onces on the antage heap leach pad at ecember de to the presence of carbonaceos ore he derecognied property plant and eipment of million was also related to the antage heap leach pad he ta impacts of the impairment and derecognition charges were income ta recoveries of million and million respectively o sch charges were recognied in INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember – C C S onnes ore mined s onnes processed s rade gramstonne ecovery old eivalent onces rodced old D in millions etal sales rodction cost of sales epreciation depletion and amortiation ther operating epense ploration and bsiness development egment operating earnings D a eas o eaigl he ompany acired a ownership interest in the aracat open pit mine located in the tate of inas erais rail pon the acisition of old nc on anary n ecember the ompany prchased the remaining of aracat from io into lc 2021 vs. 2020 onnes of ore mined decreased slightly in compared to largely de to planned mine seencing onnes of ore processed increased by in compared to mainly de to an increase in mill availability rades decreased by in compared to largely de to planned mine seencing old eivalent onces prodced and sold increased by and in respectively compared to largely de to higher mill throghpt and the timing of onces processed throgh the mill largely offset by the decrease in grades etal sales in increased by compared to de to increases in gold eivalent onces sold and average metal prices realied rodction cost of sales increased by in compared to largely de to increases in gold eivalent onces sold operating waste mined contractor and energy costs as well as inflationary pressres on consmables partially offset by favorable foreign echange movements epreciation depletion and amortiation decreased by in compared to de to an increase in mineral reserves at the end of

2021 ANNUAL REPORT KINROSS GOLD MDA 22 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecemer , – C C S onnes ore mined (s)() , onnes processed (s) , rade (ramstonne) old . iler . Recoery old . iler . old equialent ounces(c) roduced , old , iler ounces roduced (s) , old (s) , D (in millions) etal sales . roduction cost of sales . epreciation, depletion and amortiation . mpairment chares . . ther operatin epense . ploration and usiness deelopment . ement operatin earnins . D mn n n n mn nn m n n nn mn n mn n n nn mn m n n n n n n n n n m mm “nm mn n mnn he Company acquired a interest in the upol proect in ar astern Russia on eruary , . he remainin interest as acquired from the tate nitary nterprise of the Chukotka utonomous kru on pril , . 2021 vs. 2020 onnes of ore mined in decreased y , compared to , larely due to the completion of minin actiities at oinoye in oemer . ill rades decreased y in , compared to , consistent ith the mine plan. old equialent ounces produced and sold each decreased y , mainly due to loer rades, partially offset y the timin of ounces processed throuh the mill. etal sales in decreased y , compared to , due to the decrease in old equialent ounces sold, partially offset y the increase in aerae metal prices realied. roduction cost of sales increased slihtly in , compared to , mainly due to hiher minin costs, larely offset y the decrease in old equialent ounces sold. epreciation, depletion and amortiation decreased y compared to , due to a decrease in the depreciale asset ase related to the completion of minin actiities at oinoye and the decrease in old equialent ounces sold. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember T – M C C S onnes ore mined s onnes processed s rade gramstonnea ecoverya old eivalent onces rodced old D in millions etal sales rodction cost of sales epreciation depletion and amortiation eversals of impairment charges net ther operating epense ploration and bsiness development egment operating loss earnings D mn n m n n nm mn n mnn inross acired its interest in the asiast mine on eptember pon completing its acisition of ed ac ining nc (“Red Back”). he asiast mine is an open pit operation located in northwestern aritania and is approimately ilometres north of the capital oachott 2021 vs. 2020 onnes of ore mined in decreased by compared to primarily de to mine seencing involving increases in stripping activities in est ranch following the completion of mining in est ranch in the first arter of verall mining rates in the second half of were impacted as a reslt of challenges with drilling and blasting onnes of ore processed in decreased by compared to de to the temporary sspension of milling operations as a reslt of the mill fire on ne illing activities restarted in the forth arter of ill grades in decreased by compared to mainly de to mine seencing involving a higher portion of ore milled from stocpile ore old eivalent onces prodced and sold decreased by and respectively compared to primarily de to the temporary sspension of milling operations and lower mill grades old eivalent onces sold in were higher than prodction de to timing of sales etal sales in decreased by compared to de to the decrease in gold eivalent onces sold n prodction cost of sales decreased by compared to primarily de to the decrease in gold eivalent onces sold as a reslt of the temporary sspension of milling operations partially offset by increases in operating waste mined and contractor and maintenance costs epreciation depletion and amortiation decreased by compared to primarily de to the decrease in gold eivalent onces sold partially offset by an increase in the depreciable asset base primarily related to the reversal of property plant and eipment impairment at the end of n other operating epense inclded million of costs associated with the temporary sspension of milling operations and mill repair t ecember the ompany recognied a noncash reversal of previosly recorded impairment charges of million related to property, plant and equipment, primarily due to an increase in the Company’s estimates of future metal prices, partially offset by impairment charges of million to redce the carrying vale of certain spplies inventories to their net realiable vale

23 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecemer , – C C S onnes ore mined (s)() , onnes processed (s) , rade (ramstonne) old . iler . Recoery old . iler . old equialent ounces(c) roduced , old , iler ounces roduced (s) , old (s) , D (in millions) etal sales . roduction cost of sales . epreciation, depletion and amortiation . mpairment chares . . ther operatin epense . ploration and usiness deelopment . ement operatin earnins . D mn n n n mn nn m n n nn mn n mn n n nn mn m n n n n n n n n n m mm “nm mn n mnn he Company acquired a interest in the upol proect in ar astern Russia on eruary , . he remainin interest as acquired from the tate nitary nterprise of the Chukotka utonomous kru on pril , . 2021 vs. 2020 onnes of ore mined in decreased y , compared to , larely due to the completion of minin actiities at oinoye in oemer . ill rades decreased y in , compared to , consistent ith the mine plan. old equialent ounces produced and sold each decreased y , mainly due to loer rades, partially offset y the timin of ounces processed throuh the mill. etal sales in decreased y , compared to , due to the decrease in old equialent ounces sold, partially offset y the increase in aerae metal prices realied. roduction cost of sales increased slihtly in , compared to , mainly due to hiher minin costs, larely offset y the decrease in old equialent ounces sold. epreciation, depletion and amortiation decreased y compared to , due to a decrease in the depreciale asset ase related to the completion of minin actiities at oinoye and the decrease in old equialent ounces sold. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember T – M C C S onnes ore mined s onnes processed s rade gramstonnea ecoverya old eivalent onces rodced old D in millions etal sales rodction cost of sales epreciation depletion and amortiation eversals of impairment charges net ther operating epense ploration and bsiness development egment operating loss earnings D mn n m n n nm mn n mnn inross acired its interest in the asiast mine on eptember pon completing its acisition of ed ac ining nc (“Red Back”). he asiast mine is an open pit operation located in northwestern aritania and is approimately ilometres north of the capital oachott 2021 vs. 2020 onnes of ore mined in decreased by compared to primarily de to mine seencing involving increases in stripping activities in est ranch following the completion of mining in est ranch in the first arter of verall mining rates in the second half of were impacted as a reslt of challenges with drilling and blasting onnes of ore processed in decreased by compared to de to the temporary sspension of milling operations as a reslt of the mill fire on ne illing activities restarted in the forth arter of ill grades in decreased by compared to mainly de to mine seencing involving a higher portion of ore milled from stocpile ore old eivalent onces prodced and sold decreased by and respectively compared to primarily de to the temporary sspension of milling operations and lower mill grades old eivalent onces sold in were higher than prodction de to timing of sales etal sales in decreased by compared to de to the decrease in gold eivalent onces sold n prodction cost of sales decreased by compared to primarily de to the decrease in gold eivalent onces sold as a reslt of the temporary sspension of milling operations partially offset by increases in operating waste mined and contractor and maintenance costs epreciation depletion and amortiation decreased by compared to primarily de to the decrease in gold eivalent onces sold partially offset by an increase in the depreciable asset base primarily related to the reversal of property plant and eipment impairment at the end of n other operating epense inclded million of costs associated with the temporary sspension of milling operations and mill repair t ecember the ompany recognied a noncash reversal of previosly recorded impairment charges of million related to property, plant and equipment, primarily due to an increase in the Company’s estimates of future metal prices, partially offset by impairment charges of million to redce the carrying vale of certain spplies inventories to their net realiable vale

2021 ANNUAL REPORT KINROSS GOLD MDA 24 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember C – G C C S onnes ore mined (s) onnes processed (s) rade (gramstonne) . ecovery . old euivalent ounces roduced old D (in millions) etal sales . roduction cost of sales . epreciation depletion and amortiation . eversals of impairment charges net (.) . ther operating epense (.) ploration and business development . egment operating (loss) earnings . D inross acuired its interest in the Chirano mine on eptember upon completing its acuisition of ed ac. Chirano is located in southwestern hana approimately ilometres southwest of umasi hanas second largest city. carried interest is held by the government of hana. 2021 vs. 2020 onnes of ore mined in increased slightly compared to primarily due to an increase in ore mined from the oti ain and amnao open pits partially offset by lower ore mined from the underground deposits. onnes of ore processed increased by compared to largely due to an increase in mill availability in compared to . ill grades decreased by compared to mainly due to lower grade ore mined at the underground deposits. old euivalent ounces produced and sold decreased by and respectively compared to primarily due to the decrease in grade partially offset by the increase in mill throughput. n metal sales decreased by compared to due to the decrease in gold euivalent ounces sold partially offset by the increase in average metal prices realied. roduction cost of sales increased by compared to mainly due to increases in contractor and energy costs partially offset by the decrease in gold euivalent ounces sold. epreciation depletion and amortiation increased by compared to primarily due to an increase in the depreciable asset base largely related to the reversal of property plant and euipment impairment at the end of partially offset by the increase in mineral reserves and the decrease in gold euivalent ounces sold. t ecember the Company recognied a reversal of previously recorded impairment charges of $204.5 million. The non‐cash impairment reversal related to property, plant and equipment was primarily due to the extension of Chirano’s life of mine to and an increase in the Company’s estimates of future metal prices. As previously reported, Kinross’ operating subsidiary Chirano Gold Mines Ltd. (“CGML”), was audited by Ghana’s Ministry of Lands and atural esources and the hana ineral Commission pursuant to a countrywide audit of mining activities including historical mineral sales eports and related taes. n connection with this process C received an audit report and provided a comprehensive response clarifying various issues addressed in the report. ollowing ongoing communications among the parties respecting the audit the overnment of hana appointed an ombudsman who provided an independent assessment of the issues addressed in the report. he overnment of hana established an interministerial committee to review the audit and report issues of concern. C continues to cooperate with the relevant agencies and the overnment of hana in connection with this ongoing process. s part of its cooperative efforts C is echanging information with the authorities. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecemer , M – C inross acquired its oriinal interest in the aricuna open pit mine (formerly knon as the Refuio mine), located kilometres northeast of Copiap, Chile in . n eruary , , inross acquired the remainin interest in aricuna throuh the acquisition of Bema old Corporation. urin , minin actiities at aricuna ere suspended as a result of the imposition of a water curtailment order by Chile’s environmental enforcement authority. s a result of the suspension of minin and crushin actiities at aricuna in the fourth quarter of , there as no ne ore mined and processed in oth and . n , old equialent ounces sold of , decreased y compared to old equialent ounces sold of , in . o further production is epected hile aricuna continues to sell its remainin finished metals inentories. etal sales and operatin losses ere . million and . million, respectiely, in , compared to metal sales and operatin losses of . million and . million, respectiely, in . I – C C nentories (i) . roperty, plant and equipment (ii) (.) (.) D I urin the year ended ecemer , , the Company reconied an impairment chare of . million related to metal inentory as a result of a reduction in the estimate of recoerale ounces on the Bald ountain antae heap leach pad due to the presence of caronaceous ore. he ta impact of the impairment as an income ta recoery of . million. urin the year ended ecemer , , the Company reconied impairment chares of . million to reduce the carryin alue of certain materials and supplies inentories to net realiale alue. urin the year ended ecemer , , the Company dereconied property, plant and equipment related to the antae heap leach pad at Bald ountain, hich resulted in a chare of . million. he ta impact of the dereconition as an income ta recoery of . million. urin the year ended ecemer , , the Company recorded reersals of preious impairment chares of . million, related entirely to property, plant and equipment at asiast (. million), Chirano (. million) and ooarte (. million, hich includes . million for the impairment reersal recorded at une , ). hese impairment reersals ere mainly a result of increases in the Company’s longterm old price estimate, the mine life etension at Chirano and the increase in mineral reseres at ooarte. or asiast and Chirano, the reersals ere limited to a full reersal of the remainin impairment chares preiously recorded. or ooarte, the reersal represents a partial reersal of the total impairment chares preiously recorded. he ta impacts of the impairment reersals at Chirano and ooarte ere income ta epenses of . million and . million, respectiely. here as no ta impact on the impairment reersal at asiast. o impairment chares or reersals ere recorded in . mpairment chares reconied aainst property, plant and equipment may e reersed if there are chanes in the assumptions or estimates used in determinin the recoerale amount of a cashgenerating unit (“C”) hich indicate that a preiously reconied impairment loss may no loner eist or may hae decreased.

25 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember C – G C C S onnes ore mined (s) onnes processed (s) rade (gramstonne) . ecovery . old euivalent ounces roduced old D (in millions) etal sales . roduction cost of sales . epreciation depletion and amortiation . eversals of impairment charges net (.) . ther operating epense (.) ploration and business development . egment operating (loss) earnings . D inross acuired its interest in the Chirano mine on eptember upon completing its acuisition of ed ac. Chirano is located in southwestern hana approimately ilometres southwest of umasi hanas second largest city. carried interest is held by the government of hana. 2021 vs. 2020 onnes of ore mined in increased slightly compared to primarily due to an increase in ore mined from the oti ain and amnao open pits partially offset by lower ore mined from the underground deposits. onnes of ore processed increased by compared to largely due to an increase in mill availability in compared to . ill grades decreased by compared to mainly due to lower grade ore mined at the underground deposits. old euivalent ounces produced and sold decreased by and respectively compared to primarily due to the decrease in grade partially offset by the increase in mill throughput. n metal sales decreased by compared to due to the decrease in gold euivalent ounces sold partially offset by the increase in average metal prices realied. roduction cost of sales increased by compared to mainly due to increases in contractor and energy costs partially offset by the decrease in gold euivalent ounces sold. epreciation depletion and amortiation increased by compared to primarily due to an increase in the depreciable asset base largely related to the reversal of property plant and euipment impairment at the end of partially offset by the increase in mineral reserves and the decrease in gold euivalent ounces sold. t ecember the Company recognied a reversal of previously recorded impairment charges of $204.5 million. The non‐cash impairment reversal related to property, plant and equipment was primarily due to the extension of Chirano’s life of mine to and an increase in the Company’s estimates of future metal prices. As previously reported, Kinross’ operating subsidiary Chirano Gold Mines Ltd. (“CGML”), was audited by Ghana’s Ministry of Lands and atural esources and the hana ineral Commission pursuant to a countrywide audit of mining activities including historical mineral sales eports and related taes. n connection with this process C received an audit report and provided a comprehensive response clarifying various issues addressed in the report. ollowing ongoing communications among the parties respecting the audit the overnment of hana appointed an ombudsman who provided an independent assessment of the issues addressed in the report. he overnment of hana established an interministerial committee to review the audit and report issues of concern. C continues to cooperate with the relevant agencies and the overnment of hana in connection with this ongoing process. s part of its cooperative efforts C is echanging information with the authorities. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecemer , M – C inross acquired its oriinal interest in the aricuna open pit mine (formerly knon as the Refuio mine), located kilometres northeast of Copiap, Chile in . n eruary , , inross acquired the remainin interest in aricuna throuh the acquisition of Bema old Corporation. urin , minin actiities at aricuna ere suspended as a result of the imposition of a water curtailment order by Chile’s environmental enforcement authority. s a result of the suspension of minin and crushin actiities at aricuna in the fourth quarter of , there as no ne ore mined and processed in oth and . n , old equialent ounces sold of , decreased y compared to old equialent ounces sold of , in . o further production is epected hile aricuna continues to sell its remainin finished metals inentories. etal sales and operatin losses ere . million and . million, respectiely, in , compared to metal sales and operatin losses of . million and . million, respectiely, in . I – C C nentories (i) . roperty, plant and equipment (ii) (.) (.) D I urin the year ended ecemer , , the Company reconied an impairment chare of . million related to metal inentory as a result of a reduction in the estimate of recoerale ounces on the Bald ountain antae heap leach pad due to the presence of caronaceous ore. he ta impact of the impairment as an income ta recoery of . million. urin the year ended ecemer , , the Company reconied impairment chares of . million to reduce the carryin alue of certain materials and supplies inentories to net realiale alue. urin the year ended ecemer , , the Company dereconied property, plant and equipment related to the antae heap leach pad at Bald ountain, hich resulted in a chare of . million. he ta impact of the dereconition as an income ta recoery of . million. urin the year ended ecemer , , the Company recorded reersals of preious impairment chares of . million, related entirely to property, plant and equipment at asiast (. million), Chirano (. million) and ooarte (. million, hich includes . million for the impairment reersal recorded at une , ). hese impairment reersals ere mainly a result of increases in the Company’s longterm old price estimate, the mine life etension at Chirano and the increase in mineral reseres at ooarte. or asiast and Chirano, the reersals ere limited to a full reersal of the remainin impairment chares preiously recorded. or ooarte, the reersal represents a partial reersal of the total impairment chares preiously recorded. he ta impacts of the impairment reersals at Chirano and ooarte ere income ta epenses of . million and . million, respectiely. here as no ta impact on the impairment reersal at asiast. o impairment chares or reersals ere recorded in . mpairment chares reconied aainst property, plant and equipment may e reersed if there are chanes in the assumptions or estimates used in determinin the recoerale amount of a cashgenerating unit (“C”) hich indicate that a preiously reconied impairment loss may no loner eist or may hae decreased.

2021 ANNUAL REPORT KINROSS GOLD MDA 26 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember , 202 2 E 2020 C C ther operating expense . D n 202, other operating expense included environmental and other operating expenses for nonoperating mining sites of . million, costs associated with the temporary suspension of milling operations and mill repair at Tasiast of .2 million, costs associated with stabilizing the north wall at Round Mountain of 0. million, and labour, health and safety, donations and other support program costs associated with the C pandemic of . million. n 2020, other operating expense included labour, health and safety, donations and other support program costs associated with the C pandemic of . million, costs relating to the temporary suspension of site activities as a result of the Tasiast strie in the second uarter of 2020 of . million, and environmental and other operating expenses for nonoperating mining sites of .0 million. E D 2020 C C xploration and business development 2. D f the total xploration and business development expense, expenditures on exploration totaled 0. million in 202, an increase compared to . million in 2020, primarily as a result of increased brownfields exploration activities in orth America, Russia and Chirano, and lower than 202 expectation. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled . million in 202, compared to . million in 2020. Kinross was active on more than mine sites, nearmine and greenfield initiatives in 202, with a total of 2, metres drilled. n 2020, Kinross was active on more than mine sites, nearmine and greenfield initiatives, with a total 0, metres drilled. G A 2020 C C eneral and administrative . D eneral and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the nited States, Brazil, the Russian Federation, Chile, the etherlands, and the Canary slands. I – N 2020 C C nsurance recoveries 0. et (losses) gains on dispositions of assets .2 Foreign exchange losses net (.) et nonhedge derivative (losses) gains .0 ther net . ther income (expense) net . D ther income – net increased to .2 million in 202 from . million in 2020 largely due to initial insurance recoveries of 0.0 million for the mill fire at Tasiast, of which 2. million was received in 202. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , 202 2 E 2020 C C 2.0 $ . inance expense 2. $ D nterest expense, including accretion of lease liabilities Accretion of reclamation and remediation obligations nterest expense in 202 decreased to $.5 million, compared to $. million in 2020, due to the full repayment of the revolving credit facility in eptember 2020, and reduced interest resulting from the repayment of senior notes on une , 202. nterest expense capitalied in 202 was $4. million, compared to $4. million in 2020. I M T Kinross is subect to tax in various urisdictions including Canada, the nited tates, rail, Chile, the ussian ederation, Mauritania, and Ghana. n 202, the Company recorded income tax expense of $250. million, compared to income tax expense of $4. million in 2020. The $250. million of income tax expense in 202 included $24. million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and the Russian Federation, and additional tax expenses of $4. million in respect of the settlement of tax amounts relating to prior years. ncome tax expense decreased in 202 compared to 2020 largely due to lower operating mine profitability compared to 2020. n 2020, the $4. million income tax expense included $0.2 million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company’s operations in rail and the ussian ederation, an additional deferred tax expense of $.2 million related to the reversal of impairment charges at Chirano and Lobo‐Marte, as well as $25.4 million net tax benefit from .. tax law changes legislated through the .. Cares Act. Kinross combined federal and provincial statutory tax rate for both 202 and 2020 was 2.5. There are a number of factors that can significantly impact the Company’s effective tax rate, including geographical distribution of income, varying rates in different urisdictions, the non‐recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange movements, changes in tax laws, and the impact of specific transactions and assessments. The Company benefitted from two significant changes in .. tax law included in the .. CA Act in 2020. irst, $. million of federal Alternative Minimum Tax (“AMT”) credits that were previously expected to be received after 2020, were refunded in 2020. econd, the amendment to .. tax law provided for new tax loss carry‐bac opportunities that created additional federal AMT credits of $. million, which were also refunded in 2020. The carry‐bac of the .. net operating losses also resulted in a net tax benefit of $25.4 million to 2020 tax expense, as a result of the higher federal corporate tax rates applicable in the carry‐bac period. n anuary , 2020, the ew Tax Code in Mauritania, previously approved and promulgated in April 20, became effective. n the fourth quarter of 20, the Mauritanian Tax Agency released draft administrative guidance for comment and held consultative sessions with taxpayers for feedbac. inal administrative guidance on the application of the new tax law has not yet been released. n anuary 0, 2020, the Mauritanian Legislature passed the inancial Law for the ear 2020, amending the 20 ew Tax Code. ased on draft administrative guidance available to date and other analysis, the Company does not expect the ew Tax Code to have a material impact on the Company’s ongoing operations in Mauritania. The Company notes that its Mining Convention with the State of Mauritania contains tax stability provisions applicable to its current operations and mining concessions. Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company. n circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertae in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with . ncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross. ue to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Companys effective tax rate will fluctuate in future periods.

27 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember , 202 2 E 2020 C C ther operating expense . D n 202, other operating expense included environmental and other operating expenses for nonoperating mining sites of . million, costs associated with the temporary suspension of milling operations and mill repair at Tasiast of .2 million, costs associated with stabilizing the north wall at Round Mountain of 0. million, and labour, health and safety, donations and other support program costs associated with the C pandemic of . million. n 2020, other operating expense included labour, health and safety, donations and other support program costs associated with the C pandemic of . million, costs relating to the temporary suspension of site activities as a result of the Tasiast strie in the second uarter of 2020 of . million, and environmental and other operating expenses for nonoperating mining sites of .0 million. E D 2020 C C xploration and business development 2. D f the total xploration and business development expense, expenditures on exploration totaled 0. million in 202, an increase compared to . million in 2020, primarily as a result of increased brownfields exploration activities in orth America, Russia and Chirano, and lower than 202 expectation. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled . million in 202, compared to . million in 2020. Kinross was active on more than mine sites, nearmine and greenfield initiatives in 202, with a total of 2, metres drilled. n 2020, Kinross was active on more than mine sites, nearmine and greenfield initiatives, with a total 0, metres drilled. G A 2020 C C eneral and administrative . D eneral and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the nited States, Brazil, the Russian Federation, Chile, the etherlands, and the Canary slands. I – N 2020 C C nsurance recoveries 0. et (losses) gains on dispositions of assets .2 Foreign exchange losses net (.) et nonhedge derivative (losses) gains .0 ther net . ther income (expense) net . D ther income – net increased to .2 million in 202 from . million in 2020 largely due to initial insurance recoveries of 0.0 million for the mill fire at Tasiast, of which 2. million was received in 202. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , 202 2 E 2020 C C 2.0 $ . inance expense 2. $ D nterest expense, including accretion of lease liabilities Accretion of reclamation and remediation obligations nterest expense in 202 decreased to $.5 million, compared to $. million in 2020, due to the full repayment of the revolving credit facility in eptember 2020, and reduced interest resulting from the repayment of senior notes on une , 202. nterest expense capitalied in 202 was $4. million, compared to $4. million in 2020. I M T Kinross is subect to tax in various urisdictions including Canada, the nited tates, rail, Chile, the ussian ederation, Mauritania, and Ghana. n 202, the Company recorded income tax expense of $250. million, compared to income tax expense of $4. million in 2020. The $250. million of income tax expense in 202 included $24. million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and the Russian Federation, and additional tax expenses of $4. million in respect of the settlement of tax amounts relating to prior years. ncome tax expense decreased in 202 compared to 2020 largely due to lower operating mine profitability compared to 2020. n 2020, the $4. million income tax expense included $0.2 million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company’s operations in rail and the ussian ederation, an additional deferred tax expense of $.2 million related to the reversal of impairment charges at Chirano and Lobo‐Marte, as well as $25.4 million net tax benefit from .. tax law changes legislated through the .. Cares Act. Kinross combined federal and provincial statutory tax rate for both 202 and 2020 was 2.5. There are a number of factors that can significantly impact the Company’s effective tax rate, including geographical distribution of income, varying rates in different urisdictions, the non‐recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange movements, changes in tax laws, and the impact of specific transactions and assessments. The Company benefitted from two significant changes in .. tax law included in the .. CA Act in 2020. irst, $. million of federal Alternative Minimum Tax (“AMT”) credits that were previously expected to be received after 2020, were refunded in 2020. econd, the amendment to .. tax law provided for new tax loss carry‐bac opportunities that created additional federal AMT credits of $. million, which were also refunded in 2020. The carry‐bac of the .. net operating losses also resulted in a net tax benefit of $25.4 million to 2020 tax expense, as a result of the higher federal corporate tax rates applicable in the carry‐bac period. n anuary , 2020, the ew Tax Code in Mauritania, previously approved and promulgated in April 20, became effective. n the fourth quarter of 20, the Mauritanian Tax Agency released draft administrative guidance for comment and held consultative sessions with taxpayers for feedbac. inal administrative guidance on the application of the new tax law has not yet been released. n anuary 0, 2020, the Mauritanian Legislature passed the inancial Law for the ear 2020, amending the 20 ew Tax Code. ased on draft administrative guidance available to date and other analysis, the Company does not expect the ew Tax Code to have a material impact on the Company’s ongoing operations in Mauritania. The Company notes that its Mining Convention with the State of Mauritania contains tax stability provisions applicable to its current operations and mining concessions. Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company. n circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertae in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with . ncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross. ue to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Companys effective tax rate will fluctuate in future periods.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2021

6. LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross' cash flow activity:

	Years ended December 31,			
(in millions)	**2021**	2020	**Change**	**% Change**[(a)]
Cash Flow:				
Provided from operating activities	**$ 1,135.2**	$ 1,957.6	**$ (822.4)**	**(42%)**
Used in investing activities	**(1,192.6)**	(1,249.1)	**56.5**	**5%**
Used in financing activities	**(623.2)**	(67.7)	**(555.5)**	**nm**
Effect of exchange rate changes on cash and cash equivalents	**1.2**	(5.0)	**6.2**	**124%**
(Decrease) increase in cash and cash equivalents	**(679.4)**	635.8	**(1,315.2)**	**nm**
Cash and cash equivalents, beginning of period	**1,210.9**	575.1	**635.8**	**111%**
Cash and cash equivalents, end of period	**$ 531.5**	$ 1,210.9	**$ (679.4)**	**(56%)**

(a) "nm" means not meaningful.

Cash and cash equivalents balances decreased by $679.4 million in 2021 compared to an increase of $635.8 million in 2020. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

2021 vs. 2020

Net cash flow provided from operating activities decreased by $822.4 million in 2021 compared to 2020, mainly due to the decrease in operating earnings largely related to the temporary suspension of milling operations at Tasiast, higher net taxes paid and unfavourable working capital movements.

Investing Activities

2021 vs. 2020

Net cash flow used in investing activities was $1,192.6 million in 2021, compared to $1,249.1 million in 2020. The primary uses of cash were for capital expenditures of $938.6 million, as well as the final installment of $141.5 million paid for the Chulbatkan license.

The primary use of cash in 2020 was for capital expenditures of $916.1 million and payments for acquisitions of $267.0 million, primarily related to the acquisitions of the Chulbatkan license and a 70% interest in the Manh Choh project.

The following table presents a breakdown of capital expenditures[(a)] on a cash basis:

	Years ended December 31,			
(in millions)	**2021**	2020	**Change**	**% Change**
Operating segments				
Fort Knox	**$ 113.1**	$ 138.7	**$ (25.6)**	**(18%)**
Round Mountain	**125.5**	159.1	**(33.6)**	**(21%)**
Bald Mountain	**39.0**	103.8	**(64.8)**	**(62%)**
Paracatu	**127.9**	152.3	**(24.4)**	**(16%)**
Kupol[(b)]	**26.5**	32.7	**(6.2)**	**(19%)**
Tasiast	**259.4**	224.8	**34.6**	**15%**
Chirano	**39.7**	27.2	**12.5**	**46%**
Non-operating segment				
Corporate and other[(c)]	**207.5**	77.5	**130.0**	**168%**
Total	**$ 938.6**	$ 916.1	**$ 22.5**	**2%**

(a) "Capital expenditures" is as reported as "Additions to property, plant and equipment" on the condensed consolidated statement of cash flows.
(b) Includes $1.5 million of capital expenditures at Dvoinoye during 2021 (2020 - $2.3 million).
(c) "Corporate and other" includes corporate and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, Manh Choh and Maricunga).

2021 ANNUAL REPORT KINROSS GOLD **MDA** 28

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2021

In 2021, capital expenditures increased by $22.5 million, compared to 2020. This increase was a result of increased expenditures for development activities at La Coipa, the feasibility study at Lobo-Marte and the pre-feasibility and feasibility studies at Udinsk, and an increase in capital stripping at Tasiast. These increases were partially offset by reduced capital stripping at Bald Mountain, Round Mountain and Fort Knox.

Financing Activities

2021 vs. 2020

Net cash flow used in financing activities was $623.2 million in 2021, compared to $67.7 million in 2020. In 2021, net cash flow used in financing activities included the $500.0 million repayment of senior notes on June 1, 2021, dividends paid to common shareholders of $151.1 million, payments of $100.2 million for the repurchase and cancellation of shares, and interest paid of $46.9 million. In 2021, the Company drew $200.0 million on its revolving credit facility.

In 2020, the $100.0 million outstanding on the revolving credit facility as at December 31, 2019 was repaid in early February. On March 20, 2020, the Company drew $750.0 million from the $1.5 billion revolving credit facility as a precautionary measure to protect against economic and business uncertainties caused by the COVID-19 pandemic and repaid $250.0 million of the drawn amount on July 24, 2020 and the remaining $500.0 million balance on September 18, 2020. On April 9, 2020 the Company drew $200.0 million from the Tasiast loan. Total interest paid was $111.0 million in 2020, of which $63.1 million was included in financing activities. The Company declared dividends in September and November 2020, resulting in payments of $75.5 million in the fourth quarter of 2020.

Balance Sheet

	As at December 31,		
(in millions)	**2021**	2020	2019
Cash and cash equivalents	**$ 531.5**	$ 1,210.9	$ 575.1
Current assets	**$ 1,948.9**	$ 2,449.7	$ 1,824.7
Total assets	**$ 10,428.1**	$ 10,933.2	$ 9,076.0
Current liabilities, including current portion of long-term debt	**$ 741.4**	$ 1,348.4	$ 615.5
Total debt and credit facilities, including current portion	**$ 1,629.9**	$ 1,923.9	$ 1,837.4
Total liabilities	**$ 3,778.5**	$ 4,270.2	$ 3,743.4
Common shareholders' equity	**$ 6,580.9**	$ 6,596.5	$ 5,318.5
Non-controlling interests	**$ 68.7**	$ 66.5	$ 14.1

At December 31, 2021, Kinross had cash and cash equivalents of $531.5 million, a decrease of $679.4 million from the balance as at December 31, 2020, primarily due to the $500.0 million repayment of senior notes on June 1, 2021, capital expenditures of $938.6 million, the final installment of $141.5 million for the Chulbatkan license paid on January 15, 2021, dividends paid to common shareholders of $151.1 million, and payments of $100.2 million for the repurchase and cancellation of shares related to the NCIB program. These decreases were partially offset by cash flow provided from operating activities of $1,135.2 million. Current assets decreased by $500.8 million to $1,948.9 million mainly due to the decrease in cash and cash equivalents, partially offset by an increase in inventories and accounts receivable. Total assets decreased by $505.1 million to $10,428.1 million mainly due to the decrease in current assets. Current liabilities decreased by $607.0 million to $741.4 million primarily due to the $500.0 million repayment of senior notes and the payment of the final installment for the Chulbatkan license of $141.5 million. Total liabilities decreased by $491.7 million to $3,778.5 million, mainly due to the decrease in current liabilities.

At December 31, 2020, Kinross had cash and cash equivalents of $1,210.9 million, an increase of $635.8 million from the balance as at December 31, 2019, primarily due to net operating cash inflows of $1,957.6 million and a $200.0 million drawdown on the Tasiast loan. These increases were partially offset by $267.0 million of payments for acquisitions made in 2020, primarily for the acquisitions of the Chulbatkan license area and a 70% interest in the Manh Choh project, total interest payments of $111.0 million, net repayments of $100.0 million on the revolving credit facility, and dividends paid of $75.5 million. Current assets increased to $2,449.7 million, from $1,824.7 million mainly due to the increase in cash and cash equivalents. Total assets increased by $1,857.2 million to $10,933.2 million, primarily due to increases in current assets, and in property, plant and equipment, primarily as a result of additions of $1,090.9 million, reversals of impairment charges of $689.0 million, acquisitions of $465.4 million, mainly related to the Chulbatkan license area and a 70% interest in the Manh Choh project, partially offset by depreciation, depletion and amortization of $970.2 million. Current liabilities increased by $732.9 million to $1,348.4 million, mainly due to the $499.7 million increase in the current portion of long-term debt reflecting the reclassification of the senior notes due in September 2021 and the $141.5 million deferred payment obligation

29 MDA 2021 ANNUAL REPORT KINROSS GOLD

2021 ANNUAL REPORT KINROSS GOLD MDA 30 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS C S The Company’s $1,250.0 million of senior notes (collectively, the “notes”) pay interest semi he Company’s credit rating. Based on the Company’s cr The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and T T INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember 1, 2021 1 s at ecember 1, 2021, the Company held $25.0 million in a separate ban account as reuired under the Tasiast loan agreement. This cash, hich is subect to fluctuations over time depending on the net scheduled principal and interest payments, is reuired to remain in the ban account for the duration of the loan and is therefore recorded as restricted cash in other longterm assets. The Company has a $00.0 million etter of Credit guarantee facility ith port evelopment Canada (“EDC”) ith a maturity date of une 0, 2022. Total fees related to letters of credit under this facility ere 0.5 of the utilied amount. s at ecember 1, 2021, $22. million (ecember 1, 2020 $22. million) as utilied under this facility. n addition, at ecember 1, 2021, the Company had $10. million (ecember 1, 2020 $15. million) in letters of credit and surety bonds outstanding in respect of its operations in Brail, auritania, hana and Chile. These have been issued pursuant to arrangements ith certain international bans and incur average fees of 0.0. s at ecember 1, 2021, $0.2 million (ecember 1, 2020 $20.1 million) of surety bonds ere outstanding ith respect to Kinross’ properties in the nited tates. These surety bonds ere issued pursuant to arrangements ith international insurance companies and incur fees of 0.50. The folloing table outlines the credit facilities’ utiliation and availability in millions 2020 tiliation of revolving credit facility (.5) $ tiliation of C facility (22.) Borroings (2.) $ vailable under revolving credit facility 1,2.5 $ vailable under C credit facility 1.1 vailable credit 1,5. $ A D Total debt of $1,2. million as at ecember 1, 2021 consists of $1,21. million related to the senior notes, $200.0 million related to the revolving credit facility, and $1.0 million related to the Tasiast loan. The current portion of this debt relates to the semi annual principal repayments on the Tasiast loan of $0.0 million due in 2022. s at ecember 1, 2021, the Company has $0.0 million in scheduled principal debt repayments due in the net 12 months relating to the Tasiast loan. We believe that the Company’s existing cash and cash equivalents balance of $51.5 million, available credit of $1,1.2 million, and epected operating cash flos based on current assumptions (noted in ection utloo) ill be sufficient to fund operations, our forecasted eploration and capital ependitures (noted in ection utloo), debt repayments noted above, reclamation and remediation obligations, lease liabilities, and oring capital reuirements currently estimated for the net 12 months. rior to any capital investments, consideration is given to the cost and availability of various sources of capital resources. ith respect to longer term capital ependiture funding reuirements, the Company continues to have discussions ith lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. ome of the urisdictions in hich the Company operates have seen the participation of additional lenders that include eport credit agencies, development bans and multilateral agencies. The Company believes the capital from these institutions combined ith traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital ependiture reuirements. nother possible source of capital could be proceeds from the sale of noncore assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liuidity position.

31 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS C S The Company’s $1,250.0 million of senior notes (collectively, the “notes”) pay interest semi he Company’s credit rating. Based on the Company’s cr The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and T T INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember 1, 2021 1 s at ecember 1, 2021, the Company held $25.0 million in a separate ban account as reuired under the Tasiast loan agreement. This cash, hich is subect to fluctuations over time depending on the net scheduled principal and interest payments, is reuired to remain in the ban account for the duration of the loan and is therefore recorded as restricted cash in other longterm assets. The Company has a $00.0 million etter of Credit guarantee facility ith port evelopment Canada (“EDC”) ith a maturity date of une 0, 2022. Total fees related to letters of credit under this facility ere 0.5 of the utilied amount. s at ecember 1, 2021, $22. million (ecember 1, 2020 $22. million) as utilied under this facility. n addition, at ecember 1, 2021, the Company had $10. million (ecember 1, 2020 $15. million) in letters of credit and surety bonds outstanding in respect of its operations in Brail, auritania, hana and Chile. These have been issued pursuant to arrangements ith certain international bans and incur average fees of 0.0. s at ecember 1, 2021, $0.2 million (ecember 1, 2020 $20.1 million) of surety bonds ere outstanding ith respect to Kinross’ properties in the nited tates. These surety bonds ere issued pursuant to arrangements ith international insurance companies and incur fees of 0.50. The folloing table outlines the credit facilities’ utiliation and availability in millions 2020 tiliation of revolving credit facility (.5) $ tiliation of C facility (22.) Borroings (2.) $ vailable under revolving credit facility 1,2.5 $ vailable under C credit facility 1.1 vailable credit 1,5. $ A D Total debt of $1,2. million as at ecember 1, 2021 consists of $1,21. million related to the senior notes, $200.0 million related to the revolving credit facility, and $1.0 million related to the Tasiast loan. The current portion of this debt relates to the semi annual principal repayments on the Tasiast loan of $0.0 million due in 2022. s at ecember 1, 2021, the Company has $0.0 million in scheduled principal debt repayments due in the net 12 months relating to the Tasiast loan. We believe that the Company’s existing cash and cash equivalents balance of $51.5 million, available credit of $1,1.2 million, and epected operating cash flos based on current assumptions (noted in ection utloo) ill be sufficient to fund operations, our forecasted eploration and capital ependitures (noted in ection utloo), debt repayments noted above, reclamation and remediation obligations, lease liabilities, and oring capital reuirements currently estimated for the net 12 months. rior to any capital investments, consideration is given to the cost and availability of various sources of capital resources. ith respect to longer term capital ependiture funding reuirements, the Company continues to have discussions ith lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. ome of the urisdictions in hich the Company operates have seen the participation of additional lenders that include eport credit agencies, development bans and multilateral agencies. The Company believes the capital from these institutions combined ith traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital ependiture reuirements. nother possible source of capital could be proceeds from the sale of noncore assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liuidity position.

2021 ANNUAL REPORT KINROSS GOLD MDA 32 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended December 1, 2021 2 C C The following table summaries our longterm financial liabilities and offbalance sheet contractual obligations as at December 1, 2021 in millions Total 2022 2022026 2027 thereafter Longterm debt and credit facilities (a) 1,650.0 40.0 788.0 822.0 Lease liability obligations 62.8 21.7 0.1 11.0 Operating lease obligations 4.5 17.8 15.5 1.2 Purchase obligations(b) 1,012.6 756.2 248.4 8.0 Reclamation and remediation obligations 1,098.0 42.8 28.5 726.7 Interest and other fees 67.7 89. 262.7 285.7 Total 4,495.6 967.8 1,67.2 1,854.6 a et repayments are ased on amounts due pursuant to the terms o existin indetedness ncludes oth capital and operatin commitments, o hich million relates to commitments or capital expenditures The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Companys risk management policy. The following table provides a summary of derivative contracts outstanding at December 1, 2021 and their respective maturities Brailian real ero cost collars (in millions of U.S. dollars) Average put strike (Brailian real) Average call strike (Brailian real) Canadian dollar forward buy contracts (in millions of U.S. dollars) Average rate (Canadian dollar) Chilean peso ero cost collars (in millions of U.S. dollars) Average put strike (Chilean peso) Average call strike (Chilean peso) Russian rouble ero cost collars (in millions of U.S. dollars) Average put strike (Russian rouble) Average call strike (Russian rouble) E TI oil swap contracts (barrels) Average price Subsequent to December 1, 2021, the following new derivative contracts were entered into 5.5 million Russian rouble ero cost collar contracts with an average put strike of 80.2 and an average call strike of 97.6 maturing from 2022 to 2024 and 1,100.0 million of Canadian dollar forward contracts at an average rate of 1.27, maturing in 2022. The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cashsettled restricted share units. edge accounting was not applied to the TRSs. At December 1, 2021, 4,65,000 TRS units were outstanding. In order to manage shortterm metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at December 1, 2021 or December 1, 2020. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended December he fair values of derivative instruments are noted in the table below in millions Asset liaility oreign currency forward and collar contracts () Energy swap contracts otal return swap contracts () () A D he Company is from time to time involved in legal proceedings arising in the ordinary course of its business ypically the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position results of operations or cash flows M In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in ay the issued a series of resolutions ordering C to temporarily curtail pumping from its wells n response C suspended mining and crushing activities and reduced water consumption to minimal levels C contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended n une 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine with water use from its wells curtailed to minimal levels n uly C appealed the sanctions and on ugust submitted a request to the Environmental ribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental ribunal alleged that pumping from the aricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above) earings on the CDE lawsuits took place in and and on ovember the ribunal ruled in favor of C in the antanillo case and against C in the alle ncho case n the alle ncho case the ribunal required C to among other things submit a restoration plan to the for approval C appealed the alle ncho ruling to the upreme Court he CDE appealed to the upreme Court in both cases and asserted in the alle ncho matter that the Environmental ribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the ribunal for further proceedings S he unnyside ine is an inactive mine situated in the socalled Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation (“SGC”), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area n ugust while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the nimas iver n the third quarter of the E listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities ist pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied as was its subsequent petition for rehearing n addition the E notified C that C is a potentially responsible party (“PRP”) under CEC and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the E in the District

33 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended December 1, 2021 2 C C The following table summaries our longterm financial liabilities and offbalance sheet contractual obligations as at December 1, 2021 in millions Total 2022 2022026 2027 thereafter Longterm debt and credit facilities (a) 1,650.0 40.0 788.0 822.0 Lease liability obligations 62.8 21.7 0.1 11.0 Operating lease obligations 4.5 17.8 15.5 1.2 Purchase obligations(b) 1,012.6 756.2 248.4 8.0 Reclamation and remediation obligations 1,098.0 42.8 28.5 726.7 Interest and other fees 67.7 89. 262.7 285.7 Total 4,495.6 967.8 1,67.2 1,854.6 a et repayments are ased on amounts due pursuant to the terms o existin indetedness ncludes oth capital and operatin commitments, o hich million relates to commitments or capital expenditures The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Companys risk management policy. The following table provides a summary of derivative contracts outstanding at December 1, 2021 and their respective maturities Brailian real ero cost collars (in millions of U.S. dollars) Average put strike (Brailian real) Average call strike (Brailian real) Canadian dollar forward buy contracts (in millions of U.S. dollars) Average rate (Canadian dollar) Chilean peso ero cost collars (in millions of U.S. dollars) Average put strike (Chilean peso) Average call strike (Chilean peso) Russian rouble ero cost collars (in millions of U.S. dollars) Average put strike (Russian rouble) Average call strike (Russian rouble) E TI oil swap contracts (barrels) Average price Subsequent to December 1, 2021, the following new derivative contracts were entered into 5.5 million Russian rouble ero cost collar contracts with an average put strike of 80.2 and an average call strike of 97.6 maturing from 2022 to 2024 and 1,100.0 million of Canadian dollar forward contracts at an average rate of 1.27, maturing in 2022. The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cashsettled restricted share units. edge accounting was not applied to the TRSs. At December 1, 2021, 4,65,000 TRS units were outstanding. In order to manage shortterm metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at December 1, 2021 or December 1, 2020. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended December he fair values of derivative instruments are noted in the table below in millions Asset liaility oreign currency forward and collar contracts () Energy swap contracts otal return swap contracts () () A D he Company is from time to time involved in legal proceedings arising in the ordinary course of its business ypically the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position results of operations or cash flows M In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in ay the issued a series of resolutions ordering C to temporarily curtail pumping from its wells n response C suspended mining and crushing activities and reduced water consumption to minimal levels C contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended n une 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine with water use from its wells curtailed to minimal levels n uly C appealed the sanctions and on ugust submitted a request to the Environmental ribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental ribunal alleged that pumping from the aricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above) earings on the CDE lawsuits took place in and and on ovember the ribunal ruled in favor of C in the antanillo case and against C in the alle ncho case n the alle ncho case the ribunal required C to among other things submit a restoration plan to the for approval C appealed the alle ncho ruling to the upreme Court he CDE appealed to the upreme Court in both cases and asserted in the alle ncho matter that the Environmental ribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the ribunal for further proceedings S he unnyside ine is an inactive mine situated in the socalled Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation (“SGC”), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area n ugust while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the nimas iver n the third quarter of the E listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities ist pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied as was its subsequent petition for rehearing n addition the E notified C that C is a potentially responsible party (“PRP”) under CEC and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the E in the District

2021 ANNUAL REPORT KINROSS GOLD MDA 34 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecemer n the second uarter of the State of ew eico filed a complaint naming the SC inross and others alleging iolations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence gross negligence pulic nuisance and trespass ew eico suseuently dropped the RCR claim The ew eico complaint sought cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the SC and inross alleging entitlement to cost recoery under CRC for past and future costs incurred negligence gross negligence trespass and pulic and priate nuisance and seeing reimursement of past and future costs compensatory consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint which was amended to name the SC inross and others alleging negligence gross negligence pulic nuisance trespass and iolation of the tah ater uality ct and the tah Solid and aardous aste ct The tah complaint sought cost recoery compensatory conseuential and punitie damages penalties disgorgement of profits declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous memers of the aao ation initiated litigation against the SC and inross alleging negligence gross negligence and inury including great spiritual and emotional distress The complaint of the aao memers sees compensatory and conseuential damages interest punitie damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases were centralied for coordinated or consolidated pretrial proceedings in the nited States istrict Court for the istrict of ew eico n the third uarter of (i) the filed a cross claim against SC and inross seeing contriution including contriution under CRC for any damages awarded to ew eico the aao ation or tah as well as costrecovery for the EPA’s response costs and remedial epenses incurred y the in the istrict pursuant to CRC or other laws (ii) nironmental Restoration C an contractor filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the nited States and certain contractors of the nited States seeing contriution and euitale indemnity and maing a due process claim against the nited States n the first uarter of the Court granted the nited States udgment on SGC’s due process cross claim and dismissed it n the fourth uarter of and first uarter of SC and inross reached settlements with the aao ation the State of ew eico and the State of tah The Court has entered Consent ecrees approing these settlements and dismissed the claims with preudice n the second uarter of SC and nironmental Restoration dismissed their mutual cross claims with preudice In the first quarter of 2021, the Court granted SGC’s motion for summary udgment against the indiidual aao memers ased on a statute of repose defense In April 2021, the Court granted Kinross Gold Corporation and Kinross Gold U.S.A., Inc.’s motion for summary udgment against the indiidual aao memers ased personal urisdiction grounds and suseuently in uly denied a motion to certify this order for interlocutory appeal. In May 2021, the Court partially granted Kinross Gold Corporation’s motion for summary udgment ased on a lac of specific urisdiction as to the United States’ crossclaims ut granted the nited States the right to file a motion asserting personal urisdiction under alternative grounds. On October 4, 2021, the Court denied the United States’ motion for summary udgment on this alternatie ground for personal urisdiction oer inross old Corporation n ctoer SC and inross reached a settlement in principle with the nited States and the State of Colorado The settlement remains suect to entry of a Consent ecree y the Court approing the settlement after a pulic comment period closes The Consent ecree was lodged with the Court on anuary and the ederal Register notice initing pulic comment was pulished on anuary n addition SC and inross reached an agreement with the State of Colorado to resole potential natural resource damage claims with respect to the istrict ased on a payment y SC of This settlement is suect to entry of a Consent ecree which has een lodged with the Court for approal and a pulic comment period which has now closed Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine which authories and regulates minerelated discharges from the mine and its water treatment plant n eruary the Washington Department of Ecology (the “WDOE”) renewed Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”) with an effectie date of arch The Renewed ermit contained conditions that were more restrictie than the original discharge permit n addition Crown felt that the Renewed ermit was internally inconsistent technically unworale and inconsistent with eisting agreements in place with the including a settlement agreement preiously entered into y Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the ashington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in erry County Superior Court ashington claiming that the reached the Settlement greement y including arious unworale compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a etition for Reiew in erry County Superior Court ashington on ugust seeing to hae the C decision oerturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended December 31, 2021 35 Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted. On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture one required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture one, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and the WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of oluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown’s satisfaction of the AO. On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture one as required under the Permit. The NO ordered the companies to file a report with the WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, the WDOE may issue an AO or other directives to the Company. Each calendar quarter beginning April 2018, the WDOE has issued a NO to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture one as required under the Permit. The most recent NO, dated May 10, 2021, asserted 133 alleged violations had occurred in the first quarter of 2021. The NOs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports have been timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOs are not immediately appealable, but any subsequent AO or other directive relating to the NO may be appealed, as appropriate. On April 10, 2020, the Okanogan Highlands Alliance (“OHA”) filed a citizen’s suit against Crown and Kinross Gold U.S.A., Inc. (“KGUSA”) under the Clean Water Act (“CWA”) for alleged failure adequately to capture and treat mineimpacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to 55,800 per day per violation. Crown filed a counterclaim seeking an accounting of how OHA spent funds paid out under a prior settlement. OHA succeeded in obtaining a dismissal of this claim. Crown refiled the claim in state court where proceedings have been stayed by mutual agreement of the parties. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated. On June 16, 2021, the Court granted the plaintiffs’ motion for partial summary judgement as to certain of Crown and KGUSA’s defenses. On July 9, 2021, Crown and KGUSA filed a motion for certification of this ruling for immediate appeal, which motion was denied on November 30, 2021. G The obligations of the Company under the senior notes were guaranteed at December 31, 2021 by the following 100 owned and consolidated subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Minerao S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., and White Ice entures Limited. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture governing the senior notes. The guarantees are unsecured senior obligations of the respective guarantor subsidiaries and rank equally with all other unsecured senior obligations. The guarantees are effectively subordinated to any secured indebtedness and other secured liabilities of the respective guarantor subsidiaries. The obligations of each guarantor subsidiary under its respective guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by law or without resulting in its obligations under such guarantee being voidable or unenforceable under applicable laws relating to fraudulent transfer, or under similar laws affecting the rights of creditors generally. During the year ended December 31, 2021, a change was made to the guarantor subsidiaries such that Red Back Mining (Ghana) Limited and KG Far East (Luxembourg) Sarl were no longer guarantors. The summaried financial information of Kinross Gold Corporation, as issuer of the senior notes, and the guarantor subsidiaries is presented on a combined basis with intercompany balances and transactions between Kinross Gold Corporation and the guarantor subsidiaries eliminated. Kinross Gold Corporation’s or the guarantor subsidiaries' equity in the earnings (losses) of and other gains

35 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecemer n the second uarter of the State of ew eico filed a complaint naming the SC inross and others alleging iolations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence gross negligence pulic nuisance and trespass ew eico suseuently dropped the RCR claim The ew eico complaint sought cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the SC and inross alleging entitlement to cost recoery under CRC for past and future costs incurred negligence gross negligence trespass and pulic and priate nuisance and seeing reimursement of past and future costs compensatory consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint which was amended to name the SC inross and others alleging negligence gross negligence pulic nuisance trespass and iolation of the tah ater uality ct and the tah Solid and aardous aste ct The tah complaint sought cost recoery compensatory conseuential and punitie damages penalties disgorgement of profits declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous memers of the aao ation initiated litigation against the SC and inross alleging negligence gross negligence and inury including great spiritual and emotional distress The complaint of the aao memers sees compensatory and conseuential damages interest punitie damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases were centralied for coordinated or consolidated pretrial proceedings in the nited States istrict Court for the istrict of ew eico n the third uarter of (i) the filed a cross claim against SC and inross seeing contriution including contriution under CRC for any damages awarded to ew eico the aao ation or tah as well as costrecovery for the EPA’s response costs and remedial epenses incurred y the in the istrict pursuant to CRC or other laws (ii) nironmental Restoration C an contractor filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the nited States and certain contractors of the nited States seeing contriution and euitale indemnity and maing a due process claim against the nited States n the first uarter of the Court granted the nited States udgment on SGC’s due process cross claim and dismissed it n the fourth uarter of and first uarter of SC and inross reached settlements with the aao ation the State of ew eico and the State of tah The Court has entered Consent ecrees approing these settlements and dismissed the claims with preudice n the second uarter of SC and nironmental Restoration dismissed their mutual cross claims with preudice In the first quarter of 2021, the Court granted SGC’s motion for summary udgment against the indiidual aao memers ased on a statute of repose defense In April 2021, the Court granted Kinross Gold Corporation and Kinross Gold U.S.A., Inc.’s motion for summary udgment against the indiidual aao memers ased personal urisdiction grounds and suseuently in uly denied a motion to certify this order for interlocutory appeal. In May 2021, the Court partially granted Kinross Gold Corporation’s motion for summary udgment ased on a lac of specific urisdiction as to the United States’ crossclaims ut granted the nited States the right to file a motion asserting personal urisdiction under alternative grounds. On October 4, 2021, the Court denied the United States’ motion for summary udgment on this alternatie ground for personal urisdiction oer inross old Corporation n ctoer SC and inross reached a settlement in principle with the nited States and the State of Colorado The settlement remains suect to entry of a Consent ecree y the Court approing the settlement after a pulic comment period closes The Consent ecree was lodged with the Court on anuary and the ederal Register notice initing pulic comment was pulished on anuary n addition SC and inross reached an agreement with the State of Colorado to resole potential natural resource damage claims with respect to the istrict ased on a payment y SC of This settlement is suect to entry of a Consent ecree which has een lodged with the Court for approal and a pulic comment period which has now closed Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine which authories and regulates minerelated discharges from the mine and its water treatment plant n eruary the Washington Department of Ecology (the “WDOE”) renewed Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”) with an effectie date of arch The Renewed ermit contained conditions that were more restrictie than the original discharge permit n addition Crown felt that the Renewed ermit was internally inconsistent technically unworale and inconsistent with eisting agreements in place with the including a settlement agreement preiously entered into y Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the ashington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in erry County Superior Court ashington claiming that the reached the Settlement greement y including arious unworale compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a etition for Reiew in erry County Superior Court ashington on ugust seeing to hae the C decision oerturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended December 31, 2021 35 Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted. On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture one required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture one, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and the WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of oluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown’s satisfaction of the AO. On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture one as required under the Permit. The NO ordered the companies to file a report with the WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, the WDOE may issue an AO or other directives to the Company. Each calendar quarter beginning April 2018, the WDOE has issued a NO to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture one as required under the Permit. The most recent NO, dated May 10, 2021, asserted 133 alleged violations had occurred in the first quarter of 2021. The NOs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports have been timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOs are not immediately appealable, but any subsequent AO or other directive relating to the NO may be appealed, as appropriate. On April 10, 2020, the Okanogan Highlands Alliance (“OHA”) filed a citizen’s suit against Crown and Kinross Gold U.S.A., Inc. (“KGUSA”) under the Clean Water Act (“CWA”) for alleged failure adequately to capture and treat mineimpacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to 55,800 per day per violation. Crown filed a counterclaim seeking an accounting of how OHA spent funds paid out under a prior settlement. OHA succeeded in obtaining a dismissal of this claim. Crown refiled the claim in state court where proceedings have been stayed by mutual agreement of the parties. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated. On June 16, 2021, the Court granted the plaintiffs’ motion for partial summary judgement as to certain of Crown and KGUSA’s defenses. On July 9, 2021, Crown and KGUSA filed a motion for certification of this ruling for immediate appeal, which motion was denied on November 30, 2021. G The obligations of the Company under the senior notes were guaranteed at December 31, 2021 by the following 100 owned and consolidated subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Minerao S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., and White Ice entures Limited. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture governing the senior notes. The guarantees are unsecured senior obligations of the respective guarantor subsidiaries and rank equally with all other unsecured senior obligations. The guarantees are effectively subordinated to any secured indebtedness and other secured liabilities of the respective guarantor subsidiaries. The obligations of each guarantor subsidiary under its respective guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by law or without resulting in its obligations under such guarantee being voidable or unenforceable under applicable laws relating to fraudulent transfer, or under similar laws affecting the rights of creditors generally. During the year ended December 31, 2021, a change was made to the guarantor subsidiaries such that Red Back Mining (Ghana) Limited and KG Far East (Luxembourg) Sarl were no longer guarantors. The summaried financial information of Kinross Gold Corporation, as issuer of the senior notes, and the guarantor subsidiaries is presented on a combined basis with intercompany balances and transactions between Kinross Gold Corporation and the guarantor subsidiaries eliminated. Kinross Gold Corporation’s or the guarantor subsidiaries' equity in the earnings (losses) of and other gains

2021 ANNUAL REPORT KINROSS GOLD MDA 36 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended December , 202 from, intercompany receivables and payables ith, and investments in non‐guarantor subsidiaries are presented separately in, and have been excluded from, the accompanying supplemental summaried combined financial information As a result of the change in guarantor subsidiaries noted above, the accompanying supplemental summaried combined financial information for the comparative periods have been recast S in millions 2020 evenue 2,2 Cost of sales ,0 ross profit 2 Operating earnings 0 2 Euity in the earnings (losses) of, and other gains from, non‐guarantor subsidiaries et earnings ,2 et earnings attributable to common shareholders ,2 et earnings before euity in the earnings (losses) of, and other gains from, non‐ guarantor subsidiaries D S in millions 2020 Current assets ,2 Current assets – with non‐guarantor subsidiaries , on‐current assets , Non‐current assets – with non‐guarantor subsidiaries ,22 Current liabilities 2 Current liabilities – with non‐guarantor subsidiaries on‐current liabilities 2, Non‐current liabilities – with non‐guarantor subsidiaries , A D SUMMA UATE INMATIN in millions, except per share amounts 2 2 Metal sales 2 ,000 , , ,002 () 20 22 (00) 00 02 02 0 0 00 (00) 00 02 02 0 0 00 2 2 2 2 2 et (loss) earnings attributable to common shareholders Diluted (loss) earnings per share attributable to common shareholders et cash flo provided from operating activities asic (loss) earnings per share attributable to common shareholders 2020 The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold euivalent ounces sold Fluctuations in the silver price and foreign exchange rates have also affected results During the fourth uarter of 202, revenue decreased to million on total gold euivalent ounces sold of ,0, compared to , million on sales of , total gold euivalent ounces during the fourth uarter of 2020, largely related to the temporary suspension of milling operations at asiast he average gold price realied in the fourth uarter of 202 as , per ounce compared to , per ounce in 2020 roduction cost of sales in the fourth uarter of 202 decreased by compared to the same period in 2020, due to decreases in gold euivalent ounces sold at asiast and ound Mountain, partially offset by an increase in gold euivalent ounces sold at Fort Knox, higher operating aste mined and increases in mining costs at aracatu, and higher operating aste mined at ald Mountain INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended December 31, 2021 37 Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as reversals of impairment charges during some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods. In the fourth quarter of 2021, the Company recorded aftertax impairment and asset derecognition charges of 106.1 million related to metal inventory and property, plant and equipment at Bald Mountain. The aftertax inventory impairment charge of 69.9 million resulted from a reduction in the estimate of recoverable ounces on the Vantage heap leach pad at December 31, 2021 due to the presence of carbonaceous ore. Property, plant and equipment related to the Vantage heap leach pad was also derecognized, resulting in an aftertax charge of 36.2 million. In the fourth quarter of 2020, the Company recorded net, after‐tax, impairment reversals of 6. million related to property, plant and equipment at Tasiast, Chirano and oboMarte, and net, aftertax, impairment charges of 32. million relating to certain supplies inventories at Kupol and Tasiast. In the second quarter of 2020, the Company recorded an impairment reversal of .3 million related to property, plant and equipment at oboMarte. Net cash flow provided from operating activities decreased to 197.3 million in the fourth quarter of 2021, compared to 61.1 million in the same period in 2020, primarily due to the decrease in operating earnings as a result of the temporary suspension of milling operations at Tasiast, and unfavourable working capital movements. On September 30, 2020, the Company acquired a 70 interest in the Manh Choh proect in Alaska from Royal Gold, Inc. and CORE Alaska, C for a total cash consideration of 93.7 million. DISCSUE CNTS AND CEDUES AND INTENA CNT E INANCIA ETING Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. SarbanesOxley Act of 2002 (“SOX”) and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer. As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross’ management evaluated the effectiveness of its internal control over financial reporting. In making this assessment, management used the criteria specified in nternal Control nterated rameor issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ internal control over financial reporting was effective as at December 31, 2021. C Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the obectives of the control system are met. CITICA ACCUNTING ICIES ESTIMATES AND ACCUNTING CANGES C A E Critical accounting policies and estimates are disclosed in Note of the audited consolidated financial statements. A C On May 1, 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment. Details of this accounting change are disclosed in Note of the audited consolidated financial statements.

37 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended December , 202 from, intercompany receivables and payables ith, and investments in non‐guarantor subsidiaries are presented separately in, and have been excluded from, the accompanying supplemental summaried combined financial information As a result of the change in guarantor subsidiaries noted above, the accompanying supplemental summaried combined financial information for the comparative periods have been recast S in millions 2020 evenue 2,2 Cost of sales ,0 ross profit 2 Operating earnings 0 2 Euity in the earnings (losses) of, and other gains from, non‐guarantor subsidiaries et earnings ,2 et earnings attributable to common shareholders ,2 et earnings before euity in the earnings (losses) of, and other gains from, non‐ guarantor subsidiaries D S in millions 2020 Current assets ,2 Current assets – with non‐guarantor subsidiaries , on‐current assets , Non‐current assets – with non‐guarantor subsidiaries ,22 Current liabilities 2 Current liabilities – with non‐guarantor subsidiaries on‐current liabilities 2, Non‐current liabilities – with non‐guarantor subsidiaries , A D SUMMA UATE INMATIN in millions, except per share amounts 2 2 Metal sales 2 ,000 , , ,002 () 20 22 (00) 00 02 02 0 0 00 (00) 00 02 02 0 0 00 2 2 2 2 2 et (loss) earnings attributable to common shareholders Diluted (loss) earnings per share attributable to common shareholders et cash flo provided from operating activities asic (loss) earnings per share attributable to common shareholders 2020 The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold euivalent ounces sold Fluctuations in the silver price and foreign exchange rates have also affected results During the fourth uarter of 202, revenue decreased to million on total gold euivalent ounces sold of ,0, compared to , million on sales of , total gold euivalent ounces during the fourth uarter of 2020, largely related to the temporary suspension of milling operations at asiast he average gold price realied in the fourth uarter of 202 as , per ounce compared to , per ounce in 2020 roduction cost of sales in the fourth uarter of 202 decreased by compared to the same period in 2020, due to decreases in gold euivalent ounces sold at asiast and ound Mountain, partially offset by an increase in gold euivalent ounces sold at Fort Knox, higher operating aste mined and increases in mining costs at aracatu, and higher operating aste mined at ald Mountain INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended December 31, 2021 37 Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as reversals of impairment charges during some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods. In the fourth quarter of 2021, the Company recorded aftertax impairment and asset derecognition charges of 106.1 million related to metal inventory and property, plant and equipment at Bald Mountain. The aftertax inventory impairment charge of 69.9 million resulted from a reduction in the estimate of recoverable ounces on the Vantage heap leach pad at December 31, 2021 due to the presence of carbonaceous ore. Property, plant and equipment related to the Vantage heap leach pad was also derecognized, resulting in an aftertax charge of 36.2 million. In the fourth quarter of 2020, the Company recorded net, after‐tax, impairment reversals of 6. million related to property, plant and equipment at Tasiast, Chirano and oboMarte, and net, aftertax, impairment charges of 32. million relating to certain supplies inventories at Kupol and Tasiast. In the second quarter of 2020, the Company recorded an impairment reversal of .3 million related to property, plant and equipment at oboMarte. Net cash flow provided from operating activities decreased to 197.3 million in the fourth quarter of 2021, compared to 61.1 million in the same period in 2020, primarily due to the decrease in operating earnings as a result of the temporary suspension of milling operations at Tasiast, and unfavourable working capital movements. On September 30, 2020, the Company acquired a 70 interest in the Manh Choh proect in Alaska from Royal Gold, Inc. and CORE Alaska, C for a total cash consideration of 93.7 million. DISCSUE CNTS AND CEDUES AND INTENA CNT E INANCIA ETING Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. SarbanesOxley Act of 2002 (“SOX”) and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer. As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross’ management evaluated the effectiveness of its internal control over financial reporting. In making this assessment, management used the criteria specified in nternal Control nterated rameor issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ internal control over financial reporting was effective as at December 31, 2021. C Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the obectives of the control system are met. CITICA ACCUNTING ICIES ESTIMATES AND ACCUNTING CANGES C A E Critical accounting policies and estimates are disclosed in Note of the audited consolidated financial statements. A C On May 1, 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment. Details of this accounting change are disclosed in Note of the audited consolidated financial statements.

2021 ANNUAL REPORT KINROSS GOLD MDA 38 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember , IS ANASIS he business of Kinross contains significant ris due to the nature of mining, exploration, and development activities. Certain ris factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Kinross. he ris factors below may include details of how Kinross sees to mitigate these riss where possible. For additional discussion of ris factors please refer to the Company’s Annual Information Form for the year ended ecember , , which is available on the Company’s website inrosscom and on sedarcom or is available upon reuest from the Company, and to the Company’s nnual nformation Form for the year ended ecember , , which will be filed on S on or about arch , . G S The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. he price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical. epending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. f, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. he factors that may affect the price of gold and silver include industry factors such as industrial and jewelry demand the level of demand for the metal as an investment central ban lending, sales and purchases of the metal speculative trading and costs of and levels of global production by producers of the metal. old and silver prices may also be affected by macroeconomic factors, including expectations of the future rate of inflation the strength of, and confidence in, the .S. dollar, the currency in which the price of the metal is generally uoted, and other currencies interest rates and global or regional political or economic uncertainties. n , the Company’s average realized gold price increased to , per ounce from , per ounce in . f the world maret price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease substantially and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations, possibly materially. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted mineral reserves are not replaced. In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing mineral reserves and resource estimates may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices. N M E M he exploration and development of mineral deposits involves significant financial and other riss over an extended period of time which may not be eliminated even with careful evaluation, experience and nowledge. hile discovery of goldbearing geological structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. ajor expenditures are reuired to establish reserves by drilling and to construct mining and processing facilities at a site. t is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations. he operations of Kinross are subject to the hazards and riss normally incidental to exploration, development and production activities of precious metals mining properties, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage. he activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. azards and riss, such as unusual or unexpected formations, faults and other geologic structures, roc bursts, pressures, caveins, flooding, pit wall instability or failures, tailings dam failures, ground and slope failures or other conditions, may be encountered in the drilling, processing and removal of material. hile Kinross may obtain insurance against certain riss, potential claims could exceed policy limits or could be excluded from coverage. here are also riss against which Kinross cannot or may elect not to insure, such as where insurance cannot be obtained at a reasonable cost. he potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and reuire significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability. hether a mineral deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , land and water use, importing and eporting of gold and environmental protection The effect of these factors cannot be accurately predicted, but the combination of these factors may result in inross not receiving an adequate return on its invested capital inross mitigates the lielihood and potential severity of these mining riss in its day‐to‐day operations through the application of high operating standards n addition, inross reviews its insurance coverage at least annually to ensure that appropriate and cost‐effective coverage is obtained E I ining, lie many other etractive natural resource industries, is subect to potential riss and liabilities associated with the effects on the environment resulting from mineral eploration and production The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities nvironmental liability may result from activities conducted by others prior to the ownership of a property by inross n addition, inross may be liable to third parties for eposure to haardous materials or substances, or may otherwise be involved in civil litigation related to environmental claims The costs associated with such responsibilities and liabilities may be substantial The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on inross hould inross be unable to fully fund the cost of remedying an environmental problem, inross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of inross Kinross’ operations and exploration activities are subject to various laws and regulations governing the protection of the environment, eploration, development, production, importseports, taes, labour standards, occupational health, waste disposal, toic substances, mine closure, mine safety, public health and other matters The legal and political circumstances outside of North merica cause these riss to be different from, and in many cases, greater than, comparable riss associated with operations within North merica New laws and regulations, amendments to eisting laws and regulations, interpretations by overnments, or more stringent enforcement of eisting laws and regulations could have a material adverse impact on inross, increase costs, cause a reduction in levels of production andor delay or prevent the development of new mining properties Compliance with these laws and regulations is part of the business and requires significant ependitures Changes in laws and regulations, interpretations or enforcement including those pertaining to taes, the rights of leaseholders or the payment of royalties, net profit interest or similar obligations, could adversely affect Kinross’ operations or substantially increase the costs associated with those operations inross is unable to predict what new legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective n light of tailings dam incidents in rail in and , federal lawmaers have proposed legislation aimed at addressing riss of future tailings dam failures hile there are a variety of measures under consideration, recently approved legislation at the federal and state level includes the potential increase of financial assurance requirements, increased fines and penalties for environmental damages andor require the Company to further address riss to residents downstream hile regulations are pending on these issues, these laws and regulations may adversely affect Kinross’ operations in Brazil or increase the costs associated with those operations. Certain operations of the Company are the subect of ongoing regulatory review and evaluation by governmental authorities These may result in additional regulatory actions against the affected operating subsidiaries, and may have an adverse effect on the Company’s future operations and/or financial condition. For further details refer to Section 6 ‐ ther leal matters C A n certain urisdictions, the Company is required, or may be required in the future, to provide financial assurances covering reclamation costs, cleanup costs or other actual or potential liabilities arising out of its activities or ownership These costs and liabilities may be significant and may eceed the provisions the Company has made in respect of these costs and liabilities n some urisdictions, bonds, letters of credit or other forms of financial assurance are required, or may be required in the future, as security for these costs and liabilities, such as the financial assurances contemplated in rail under proposed tailings dam legislation The amount and nature of financial assurance are dependent upon a number of factors, including the Company’s financial condition, cost estimates and thresholds set by applicable governments or legislation inross may be required to replace or supplement eisting financial assurances, or source new financial assurances with more epensive forms, which might include cash deposits, which would reduce its cash available for operating and financing activities There can be no guarantee that inross will be able to maintain or add to its current level of financial assurance or meet the requirements set by regulatory authorities in the future These new requirements may include, but are not limited to, financial assurances intended to cover potential environmental cleanup costs or potential liabilities associated with the Company’s mine sites, including its tailings facilities and other infrastructure To the etent that inross is or becomes unable to post and maintain sufficient financial assurance covering these requirements, it could potentially result in closure of one or more of the Company’s operations, which could have a material adverse effect on the financial condition of the Company

39 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember , IS ANASIS he business of Kinross contains significant ris due to the nature of mining, exploration, and development activities. Certain ris factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Kinross. he ris factors below may include details of how Kinross sees to mitigate these riss where possible. For additional discussion of ris factors please refer to the Company’s Annual Information Form for the year ended ecember , , which is available on the Company’s website inrosscom and on sedarcom or is available upon reuest from the Company, and to the Company’s nnual nformation Form for the year ended ecember , , which will be filed on S on or about arch , . G S The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. he price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical. epending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. f, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. he factors that may affect the price of gold and silver include industry factors such as industrial and jewelry demand the level of demand for the metal as an investment central ban lending, sales and purchases of the metal speculative trading and costs of and levels of global production by producers of the metal. old and silver prices may also be affected by macroeconomic factors, including expectations of the future rate of inflation the strength of, and confidence in, the .S. dollar, the currency in which the price of the metal is generally uoted, and other currencies interest rates and global or regional political or economic uncertainties. n , the Company’s average realized gold price increased to , per ounce from , per ounce in . f the world maret price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease substantially and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations, possibly materially. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted mineral reserves are not replaced. In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing mineral reserves and resource estimates may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices. N M E M he exploration and development of mineral deposits involves significant financial and other riss over an extended period of time which may not be eliminated even with careful evaluation, experience and nowledge. hile discovery of goldbearing geological structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. ajor expenditures are reuired to establish reserves by drilling and to construct mining and processing facilities at a site. t is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations. he operations of Kinross are subject to the hazards and riss normally incidental to exploration, development and production activities of precious metals mining properties, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage. he activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. azards and riss, such as unusual or unexpected formations, faults and other geologic structures, roc bursts, pressures, caveins, flooding, pit wall instability or failures, tailings dam failures, ground and slope failures or other conditions, may be encountered in the drilling, processing and removal of material. hile Kinross may obtain insurance against certain riss, potential claims could exceed policy limits or could be excluded from coverage. here are also riss against which Kinross cannot or may elect not to insure, such as where insurance cannot be obtained at a reasonable cost. he potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and reuire significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability. hether a mineral deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , land and water use, importing and eporting of gold and environmental protection The effect of these factors cannot be accurately predicted, but the combination of these factors may result in inross not receiving an adequate return on its invested capital inross mitigates the lielihood and potential severity of these mining riss in its day‐to‐day operations through the application of high operating standards n addition, inross reviews its insurance coverage at least annually to ensure that appropriate and cost‐effective coverage is obtained E I ining, lie many other etractive natural resource industries, is subect to potential riss and liabilities associated with the effects on the environment resulting from mineral eploration and production The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities nvironmental liability may result from activities conducted by others prior to the ownership of a property by inross n addition, inross may be liable to third parties for eposure to haardous materials or substances, or may otherwise be involved in civil litigation related to environmental claims The costs associated with such responsibilities and liabilities may be substantial The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on inross hould inross be unable to fully fund the cost of remedying an environmental problem, inross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of inross Kinross’ operations and exploration activities are subject to various laws and regulations governing the protection of the environment, eploration, development, production, importseports, taes, labour standards, occupational health, waste disposal, toic substances, mine closure, mine safety, public health and other matters The legal and political circumstances outside of North merica cause these riss to be different from, and in many cases, greater than, comparable riss associated with operations within North merica New laws and regulations, amendments to eisting laws and regulations, interpretations by overnments, or more stringent enforcement of eisting laws and regulations could have a material adverse impact on inross, increase costs, cause a reduction in levels of production andor delay or prevent the development of new mining properties Compliance with these laws and regulations is part of the business and requires significant ependitures Changes in laws and regulations, interpretations or enforcement including those pertaining to taes, the rights of leaseholders or the payment of royalties, net profit interest or similar obligations, could adversely affect Kinross’ operations or substantially increase the costs associated with those operations inross is unable to predict what new legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective n light of tailings dam incidents in rail in and , federal lawmaers have proposed legislation aimed at addressing riss of future tailings dam failures hile there are a variety of measures under consideration, recently approved legislation at the federal and state level includes the potential increase of financial assurance requirements, increased fines and penalties for environmental damages andor require the Company to further address riss to residents downstream hile regulations are pending on these issues, these laws and regulations may adversely affect Kinross’ operations in Brazil or increase the costs associated with those operations. Certain operations of the Company are the subect of ongoing regulatory review and evaluation by governmental authorities These may result in additional regulatory actions against the affected operating subsidiaries, and may have an adverse effect on the Company’s future operations and/or financial condition. For further details refer to Section 6 ‐ ther leal matters C A n certain urisdictions, the Company is required, or may be required in the future, to provide financial assurances covering reclamation costs, cleanup costs or other actual or potential liabilities arising out of its activities or ownership These costs and liabilities may be significant and may eceed the provisions the Company has made in respect of these costs and liabilities n some urisdictions, bonds, letters of credit or other forms of financial assurance are required, or may be required in the future, as security for these costs and liabilities, such as the financial assurances contemplated in rail under proposed tailings dam legislation The amount and nature of financial assurance are dependent upon a number of factors, including the Company’s financial condition, cost estimates and thresholds set by applicable governments or legislation inross may be required to replace or supplement eisting financial assurances, or source new financial assurances with more epensive forms, which might include cash deposits, which would reduce its cash available for operating and financing activities There can be no guarantee that inross will be able to maintain or add to its current level of financial assurance or meet the requirements set by regulatory authorities in the future These new requirements may include, but are not limited to, financial assurances intended to cover potential environmental cleanup costs or potential liabilities associated with the Company’s mine sites, including its tailings facilities and other infrastructure To the etent that inross is or becomes unable to post and maintain sufficient financial assurance covering these requirements, it could potentially result in closure of one or more of the Company’s operations, which could have a material adverse effect on the financial condition of the Company

2021 ANNUAL REPORT KINROSS GOLD MDA 40 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember , I D An outbreak of infectious disease, pandemic or a similar public health threat, such as the CI pandemic, and the response thereto, could adversely impact the Company, both operationally and financially. The global response to the CI outbreak has resulted in, among other things, border closures, severe travel restrictions and fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments around the world in jurisdictions where the Company operates. abour shortages due to illness, Company or government imposed isolation programs, or restrictions on the movement of personnel or possible supply chain disruptions could result in a reduction or interruption of the Company’s operations, including mine shutdowns or suspensions. The inability to transport or refine and process the Company’s products could have a material adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition. While the Company’s operations have not been materially impacted to date, there can be no assurance that Kinross will remain unaffected by the current CI pandemic or potential future health crises. The etent to which CI and any other pandemic or public health crisis impacts our business, affairs, operations, financial condition, liuidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of and the actions reuired to manage CI or remedy its impact, among others. I C Kinross has invested resources to document and assess its system of internal control over financial reporting and undertakes continuous evaluation of such internal controls. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation. Kinross is reuired to satisfy the reuirement of ection of , which reuires an annual assessment by management of the effectiveness of Kinross’ internal control over financial reporting and an attestation report by Kinross’ independent auditors addressing the operating effectiveness of Kinross’ internal control over financial reporting. If Kinross fails to maintain the adeuacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with SOX. Kinross’ failure to satisfy SOX requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Kinross’ business and negatively impact the trading price of its common shares. In addition, any failure to implement reuired new or improved controls, or difficulties encountered in their implementation, could harm Kinross’ operating results or cause it to fail to meet its reporting obligations. Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with . I I S Although Kinross has been successful in repaying debt historically, there can be no assurance that it can continue to do so. Kinross’ level of indebtedness could have important and potentially adverse conseuences for its operations and the value of its common shares including a limiting Kinross’ ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross’ growth strategy or other purposes; (b) limiting Kinross’ ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross’ vulnerability to general adverse economic and industry conditions, including increases in interest rates; (d) limiting Kinross’ ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross’ ability or increasing the costs to refinance indebtedness. Kinross epects to obtain the funds to pay its ependitures and to pay principal and interest on its debt by utilizing cash flow from operations. Kinross’ ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic, legal and other factors. Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Kinross cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on Kinross’ debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenants, Kinross may be reuired to refinance all or part of its eisting debt, sell assets, borrow more money or issue additional euity. There can be no assurance that Kinross will be able to refinance all or part of its eisting debt on terms that are commercially reasonable. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , M M E ineral reserve and mineral resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. ctual mineralization or formations may be different from those predicted. t may also take many years from the initial phase of drilling before production is possible. arket fluctuations in metal prices may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a writedown of an asset or to discontinue development or production. oreover, shortterm operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period. Proven and probable mineral reserves at Kinross’ mines and development projects were estimated as of ecember , , based upon an assumed gold price of , per ounce. rolonged declines in the market price of gold below this level may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross’ mineral reserve estimates. n addition, changes in legislation, permitting or title over land or mineral interests may result in mineral reserves or mineral resources being reclassified or ceasing to meet the definition of mineral reserve or mineral resource. Should such events occur, material writedowns of Kinross’ investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new proects and reduced income and cash flow. There is no assurance that Kinross will achieve indicated levels of gold or silver recovery or obtain the prices assumed in determining the mineral reserves. ineral resources that are not mineral reserves do not have demonstrated economic viability. ue to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Kinross’s mineral reserve and resource estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws and other jurisdictions. There are numerous uncertainties inherent in estimating proven and probable mineral reserves. The estimates in this document are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the proected cost of mining and the results of additional planned development work. ctual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. ny significant change in these assumptions, including changes that result from variances between proected and actual results, could result in a material downward or upward revision of current estimates. D Kinross must continually replace and expand its mineral reserves in order to maintain or grow its total mineral reserve base as they are depleted by production at its operations. Similarly, the Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines andor expansion of existing mining operations. Kinross is dependent on future growth from development proects. evelopment proects rely on the accuracy of predicted factors including capital and operating costs; metallurgical recoveries; mineral reserve estimates; and future metal prices. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible. evelopment proects are subect to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits and approvals. nforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic. ny such occurrence could have an adverse impact on Kinross’ financial condition and results of operations. n addition, as a result of the substantial expenditures involved, development proects are at significant risk of material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the proect. The proect development schedules are also dependent on obtaining the governmental permits and approvals necessary for the operation of a proect. The timeline to obtain these permits and approvals and permit requirements, are often beyond the control of Kinross. t is not unusual in the mining industry for new mining operations to experience unexpected problems during the startup phase, resulting in delays and requiring more capital than anticipated.

41 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember , I D An outbreak of infectious disease, pandemic or a similar public health threat, such as the CI pandemic, and the response thereto, could adversely impact the Company, both operationally and financially. The global response to the CI outbreak has resulted in, among other things, border closures, severe travel restrictions and fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments around the world in jurisdictions where the Company operates. abour shortages due to illness, Company or government imposed isolation programs, or restrictions on the movement of personnel or possible supply chain disruptions could result in a reduction or interruption of the Company’s operations, including mine shutdowns or suspensions. The inability to transport or refine and process the Company’s products could have a material adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition. While the Company’s operations have not been materially impacted to date, there can be no assurance that Kinross will remain unaffected by the current CI pandemic or potential future health crises. The etent to which CI and any other pandemic or public health crisis impacts our business, affairs, operations, financial condition, liuidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of and the actions reuired to manage CI or remedy its impact, among others. I C Kinross has invested resources to document and assess its system of internal control over financial reporting and undertakes continuous evaluation of such internal controls. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation. Kinross is reuired to satisfy the reuirement of ection of , which reuires an annual assessment by management of the effectiveness of Kinross’ internal control over financial reporting and an attestation report by Kinross’ independent auditors addressing the operating effectiveness of Kinross’ internal control over financial reporting. If Kinross fails to maintain the adeuacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with SOX. Kinross’ failure to satisfy SOX requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Kinross’ business and negatively impact the trading price of its common shares. In addition, any failure to implement reuired new or improved controls, or difficulties encountered in their implementation, could harm Kinross’ operating results or cause it to fail to meet its reporting obligations. Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with . I I S Although Kinross has been successful in repaying debt historically, there can be no assurance that it can continue to do so. Kinross’ level of indebtedness could have important and potentially adverse conseuences for its operations and the value of its common shares including a limiting Kinross’ ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross’ growth strategy or other purposes; (b) limiting Kinross’ ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross’ vulnerability to general adverse economic and industry conditions, including increases in interest rates; (d) limiting Kinross’ ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross’ ability or increasing the costs to refinance indebtedness. Kinross epects to obtain the funds to pay its ependitures and to pay principal and interest on its debt by utilizing cash flow from operations. Kinross’ ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic, legal and other factors. Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Kinross cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on Kinross’ debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenants, Kinross may be reuired to refinance all or part of its eisting debt, sell assets, borrow more money or issue additional euity. There can be no assurance that Kinross will be able to refinance all or part of its eisting debt on terms that are commercially reasonable. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , M M E ineral reserve and mineral resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. ctual mineralization or formations may be different from those predicted. t may also take many years from the initial phase of drilling before production is possible. arket fluctuations in metal prices may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a writedown of an asset or to discontinue development or production. oreover, shortterm operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period. Proven and probable mineral reserves at Kinross’ mines and development projects were estimated as of ecember , , based upon an assumed gold price of , per ounce. rolonged declines in the market price of gold below this level may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross’ mineral reserve estimates. n addition, changes in legislation, permitting or title over land or mineral interests may result in mineral reserves or mineral resources being reclassified or ceasing to meet the definition of mineral reserve or mineral resource. Should such events occur, material writedowns of Kinross’ investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new proects and reduced income and cash flow. There is no assurance that Kinross will achieve indicated levels of gold or silver recovery or obtain the prices assumed in determining the mineral reserves. ineral resources that are not mineral reserves do not have demonstrated economic viability. ue to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Kinross’s mineral reserve and resource estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws and other jurisdictions. There are numerous uncertainties inherent in estimating proven and probable mineral reserves. The estimates in this document are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the proected cost of mining and the results of additional planned development work. ctual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. ny significant change in these assumptions, including changes that result from variances between proected and actual results, could result in a material downward or upward revision of current estimates. D Kinross must continually replace and expand its mineral reserves in order to maintain or grow its total mineral reserve base as they are depleted by production at its operations. Similarly, the Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines andor expansion of existing mining operations. Kinross is dependent on future growth from development proects. evelopment proects rely on the accuracy of predicted factors including capital and operating costs; metallurgical recoveries; mineral reserve estimates; and future metal prices. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible. evelopment proects are subect to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits and approvals. nforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic. ny such occurrence could have an adverse impact on Kinross’ financial condition and results of operations. n addition, as a result of the substantial expenditures involved, development proects are at significant risk of material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the proect. The proect development schedules are also dependent on obtaining the governmental permits and approvals necessary for the operation of a proect. The timeline to obtain these permits and approvals and permit requirements, are often beyond the control of Kinross. t is not unusual in the mining industry for new mining operations to experience unexpected problems during the startup phase, resulting in delays and requiring more capital than anticipated.

2021 ANNUAL REPORT KINROSS GOLD MDA 42 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the ear ended ecember , C E he Compan prepares estimates of future production, operatin costs and capital costs for its operations espite the Company’s best efforts to budet and estimate such costs, as a result of the substantial ependitures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects ma be prone to material cost overruns Kinross’ actual production and costs ma var from estimates for a variet of reasons, includin increased competition for resources and development inputs cost inflation affectin the minin industr in eneral actual ore mined varin from estimates of rade, tonnae, dilution and metallurical and other characteristics a lower than epected recover rate short term operatin factors includin relatin to the ore mineral reserves, such as the need for sequential development of ore bodies and the processin of new or different ore rades revisions to mine plans difficulties with suppl chain manaement, includin the implementation and manaement of enterprise resource plannin software riss and haards associated with development, minin and processin natural phenomena, such as inclement weather conditions, water availabilit such as in Chile, floods, earthquaes, and pandemics and unepected labour shortaes, stries or other disruptions Costs of production ma also be affected b a variet of factors, includin ore rade, ore hardness, metallur, chanin wastetoore ratios, labour costs, cost of services, commodities such as power and fuel and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond Kinross’ control. No assurance can be iven that Kinross’ cost estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition S I C S I he Compan is dependent on various input commodities such as diesel fuel, eplosives, electricit, natural as, steel, concrete and canide, labour, and equipment includin parts to conduct its minin operations and development projects shortae of, or inabilit to procure, such input commodities, labour, or equipment or a sinificant increase in their costs could have a material adverse effect on the Compan’s abilit to carr out its operations and therefore limit, or increase the cost of, production he Compan is also dependent on access to and suppl of water and electricit to carr out its minin operations, and such access and suppl ma not be readil available, especiall at the Compan’s operations in Chile, rail and hana aret prices of input commodities can be subject to inflation and volatile price movements which can be material, occur over short periods of time and are affected b factors that are beond the Compan’s control n increase in the cost, or decrease in the availabilit, of input commodities, labour, or equipment due to factors beond the Company’s control such as a pandemic or a similar public health threat, ma affect the timel conduct and cost of Kinross’ operations and development projects f the costs of certain input commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase sinificantl, and remain at such levels for a substantial period, the Compan ma determine that it is not economicall feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Compan’s financial performance and results of operations rom time to time, Kinross transacts in ener hedin to reduce the ris associated with fuel price fluctuations U he Compan is subject to the considerations and riss of operatin in the ussian ederation noin political tensions and uncertainties with respect to the ussian ederation includin as a result of the ussian ederation’s forein polic decisions, includin in respect of Uraine and alleations of cberattacs have resulted in the imposition of sectoral and other economic sanctions, and increased the ris that the US and certain other overnments ma impose further economic, or other, sanctions or penalties on, or ma tae other actions aainst, the ussian ederation or on persons andor companies conductin business in the ussian ederation here can be no assurance that sanctions or other penalties will not be imposed, or other actions will not be taen, b the ussian ederation, includin in response to eistin or threatened sanctions or other penalties or actions b the United States, Canada or the uropean Union andor other overnments aainst the ussian ederation or persons andor companies conductin business in the ussian ederation he imposition of such economic sanctions or other penalties, or such other actions b the ussian ederation andor other overnments, could have a material adverse effect on the Compan’s assets and operations ew laws or reulations, or amendments to current laws and reulations, includin the reneotiation or removal of international ta treaties could have a material adverse effect on the Compan, increase costs and result in a substantiall hiher ta burden for the Company’s operations in the Russian Federation. Certain currency conversion risks exist in the Russian economy. Russian legislation currentl permits the conversion of rouble revenues into forein currenc n dela or other difficult in convertin roubles into a forein currenc to mae a pament or dela in or restriction on the transfer of forein currenc could limit our abilit to meet our pament and debt obliations, which could result in the loss of suppliers, acceleration of debt obliations, etc INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember , U M Kinross is subect to political, economic and security risks which, should they materialie, may adversely affect the Company’s ability to operate its asiast mine in Mauritania. hese risks include but are not limited to the following the potential that the government may attempt to renegotiate current mining conventions, revoke existing stability provisions in those conventions or breach those conventions political instability the security situation in the country may deteriorate a lack of transparency in the operation of the government and development of new laws the potential for laws and regulations to be inconsistently applied disputes under the application of the mining convention potential legal and practical difficulties with enforcement of the mining convention and inconsistent interpretation and application of tax laws including potential reassessments of historical tax filings. hese issues include, but are not limited to, a process and timetable for payment or offset of refunds owed by the government to the Company, production royalties payable by the Company, the longterm stability in the Company’s relationship with the workers’ union, the availability of duty exonerations for fuel, the application of a clear, comprehensive, legally certain and enforceable exemption for the mining industry, labour force management and flexible labour practices and the timely issuance of work permits for the non national workforce. n uly the Company announced that it had signed a definitive agreement with the overnment of Mauritania to enhance the parties’ partnership. here can be no assurance that further disputes will not arise between the parties including disputes with respect to the matters addressed by the definitive agreement, or the Company’s mining convention. US E n the nited tates, certain mining wastes from extraction and processing of ores that would otherwise be considered haardous waste under the RCR and state law euivalents, are currently exempt from certain .. nvironmental rotection gency regulations governing haardous waste. f mine wastes from the Company’s .. mining operations, including those at the unnyside Mine see ection ther leal matters, are not exempt, and are treated as haardous waste under the RCR, material expenditures could be reuired for waste management andor the construction of additional waste disposal facilities. n addition, the Company’s activities and ownership interests potentially expose the Company to liability under CRC and its state law euivalents. nder CRC and its state law euivalents, subect to certain defenses, any present or past owners or operators of a facility, and any parties that disposed or arranged for the disposal of haardous substances at such a facility, could be held ointly and severally liable for cleanup costs and may be forced to undertake remedial cleanup actions or to pay for the cleanup efforts in response to unpermitted releases of haardous substances. uch parties may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial. dditional regulations or reuirements may also be imposed upon the Company’s operations, tailings, and waste disposal areas as well as upon mine closure under federal and state environmental laws and regulations, including, without limitation, the .. Clean ater Act and state law euivalents. ir emissions in the .. are subect to the Clean Air Act and its state euivalents as well. he Company has received notices of violation related to alleged breaches of the waste discharge permit at its Kettle River uckhorn site and is currently involved in a related legal action with the tate of ashington and an environmental nongovernmental organiation. here can be no assurance that the Company will not receive further notices, fines or penalties in the future related to its waste discharge permit at Kettle Riveruckhorn. dditionally, the Company is subect to other federal and state environmental laws, and potential claims existing under common law, relating to the operation and closure of the Company’s .. mine sites. S E he Company has mining and exploration operations in various regions of the world, including the nited tates, rail, Chile, the Russian Federation, Mauritania, hana, Finland, and Canada and such operations are exposed to various levels of political, security, legal, economic, health and safety and other risks and uncertainties. hese risks and uncertainties vary from country to country and include, but are not limited to terrorism hostage taking crime, including organied criminal enterprise thefts, armed robberies and illegal incursions on property as may occur at aracatu and asiast from time to time which illegal incursions could result in serious security and operational issues, including the endangerment of life and property criminal or regulatory investigations, extreme fluctuations in currency exchange rates high rates of inflation labour unrest the risks of civil unrest unstable governments or political systems expropriation and nationaliation renegotiation or nullification of existing concessions, conventions, licenses, permits and contracts including work permits for nonnationals at asiast illegal mining including at asiast and Chirano could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property adeuacy, response and training of local law enforcement political regime change or instability changes to policies and regulations impacting the mining sector restrictions on foreign exchange and repatriation of funds restrictions on the movement of personnel or importation of goods and euipment, global health crises or pandemics and changing political conditions, currency controls, and governmental regulations that favour or reuire the awarding of contracts to local contractors or reuire foreign contractors to employ citiens of, or purchase supplies from, a particular urisdiction.

43 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the ear ended ecember , C E he Compan prepares estimates of future production, operatin costs and capital costs for its operations espite the Company’s best efforts to budet and estimate such costs, as a result of the substantial ependitures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects ma be prone to material cost overruns Kinross’ actual production and costs ma var from estimates for a variet of reasons, includin increased competition for resources and development inputs cost inflation affectin the minin industr in eneral actual ore mined varin from estimates of rade, tonnae, dilution and metallurical and other characteristics a lower than epected recover rate short term operatin factors includin relatin to the ore mineral reserves, such as the need for sequential development of ore bodies and the processin of new or different ore rades revisions to mine plans difficulties with suppl chain manaement, includin the implementation and manaement of enterprise resource plannin software riss and haards associated with development, minin and processin natural phenomena, such as inclement weather conditions, water availabilit such as in Chile, floods, earthquaes, and pandemics and unepected labour shortaes, stries or other disruptions Costs of production ma also be affected b a variet of factors, includin ore rade, ore hardness, metallur, chanin wastetoore ratios, labour costs, cost of services, commodities such as power and fuel and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond Kinross’ control. No assurance can be iven that Kinross’ cost estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition S I C S I he Compan is dependent on various input commodities such as diesel fuel, eplosives, electricit, natural as, steel, concrete and canide, labour, and equipment includin parts to conduct its minin operations and development projects shortae of, or inabilit to procure, such input commodities, labour, or equipment or a sinificant increase in their costs could have a material adverse effect on the Compan’s abilit to carr out its operations and therefore limit, or increase the cost of, production he Compan is also dependent on access to and suppl of water and electricit to carr out its minin operations, and such access and suppl ma not be readil available, especiall at the Compan’s operations in Chile, rail and hana aret prices of input commodities can be subject to inflation and volatile price movements which can be material, occur over short periods of time and are affected b factors that are beond the Compan’s control n increase in the cost, or decrease in the availabilit, of input commodities, labour, or equipment due to factors beond the Company’s control such as a pandemic or a similar public health threat, ma affect the timel conduct and cost of Kinross’ operations and development projects f the costs of certain input commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase sinificantl, and remain at such levels for a substantial period, the Compan ma determine that it is not economicall feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Compan’s financial performance and results of operations rom time to time, Kinross transacts in ener hedin to reduce the ris associated with fuel price fluctuations U he Compan is subject to the considerations and riss of operatin in the ussian ederation noin political tensions and uncertainties with respect to the ussian ederation includin as a result of the ussian ederation’s forein polic decisions, includin in respect of Uraine and alleations of cberattacs have resulted in the imposition of sectoral and other economic sanctions, and increased the ris that the US and certain other overnments ma impose further economic, or other, sanctions or penalties on, or ma tae other actions aainst, the ussian ederation or on persons andor companies conductin business in the ussian ederation here can be no assurance that sanctions or other penalties will not be imposed, or other actions will not be taen, b the ussian ederation, includin in response to eistin or threatened sanctions or other penalties or actions b the United States, Canada or the uropean Union andor other overnments aainst the ussian ederation or persons andor companies conductin business in the ussian ederation he imposition of such economic sanctions or other penalties, or such other actions b the ussian ederation andor other overnments, could have a material adverse effect on the Compan’s assets and operations ew laws or reulations, or amendments to current laws and reulations, includin the reneotiation or removal of international ta treaties could have a material adverse effect on the Compan, increase costs and result in a substantiall hiher ta burden for the Company’s operations in the Russian Federation. Certain currency conversion risks exist in the Russian economy. Russian legislation currentl permits the conversion of rouble revenues into forein currenc n dela or other difficult in convertin roubles into a forein currenc to mae a pament or dela in or restriction on the transfer of forein currenc could limit our abilit to meet our pament and debt obliations, which could result in the loss of suppliers, acceleration of debt obliations, etc INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember , U M Kinross is subect to political, economic and security risks which, should they materialie, may adversely affect the Company’s ability to operate its asiast mine in Mauritania. hese risks include but are not limited to the following the potential that the government may attempt to renegotiate current mining conventions, revoke existing stability provisions in those conventions or breach those conventions political instability the security situation in the country may deteriorate a lack of transparency in the operation of the government and development of new laws the potential for laws and regulations to be inconsistently applied disputes under the application of the mining convention potential legal and practical difficulties with enforcement of the mining convention and inconsistent interpretation and application of tax laws including potential reassessments of historical tax filings. hese issues include, but are not limited to, a process and timetable for payment or offset of refunds owed by the government to the Company, production royalties payable by the Company, the longterm stability in the Company’s relationship with the workers’ union, the availability of duty exonerations for fuel, the application of a clear, comprehensive, legally certain and enforceable exemption for the mining industry, labour force management and flexible labour practices and the timely issuance of work permits for the non national workforce. n uly the Company announced that it had signed a definitive agreement with the overnment of Mauritania to enhance the parties’ partnership. here can be no assurance that further disputes will not arise between the parties including disputes with respect to the matters addressed by the definitive agreement, or the Company’s mining convention. US E n the nited tates, certain mining wastes from extraction and processing of ores that would otherwise be considered haardous waste under the RCR and state law euivalents, are currently exempt from certain .. nvironmental rotection gency regulations governing haardous waste. f mine wastes from the Company’s .. mining operations, including those at the unnyside Mine see ection ther leal matters, are not exempt, and are treated as haardous waste under the RCR, material expenditures could be reuired for waste management andor the construction of additional waste disposal facilities. n addition, the Company’s activities and ownership interests potentially expose the Company to liability under CRC and its state law euivalents. nder CRC and its state law euivalents, subect to certain defenses, any present or past owners or operators of a facility, and any parties that disposed or arranged for the disposal of haardous substances at such a facility, could be held ointly and severally liable for cleanup costs and may be forced to undertake remedial cleanup actions or to pay for the cleanup efforts in response to unpermitted releases of haardous substances. uch parties may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial. dditional regulations or reuirements may also be imposed upon the Company’s operations, tailings, and waste disposal areas as well as upon mine closure under federal and state environmental laws and regulations, including, without limitation, the .. Clean ater Act and state law euivalents. ir emissions in the .. are subect to the Clean Air Act and its state euivalents as well. he Company has received notices of violation related to alleged breaches of the waste discharge permit at its Kettle River uckhorn site and is currently involved in a related legal action with the tate of ashington and an environmental nongovernmental organiation. here can be no assurance that the Company will not receive further notices, fines or penalties in the future related to its waste discharge permit at Kettle Riveruckhorn. dditionally, the Company is subect to other federal and state environmental laws, and potential claims existing under common law, relating to the operation and closure of the Company’s .. mine sites. S E he Company has mining and exploration operations in various regions of the world, including the nited tates, rail, Chile, the Russian Federation, Mauritania, hana, Finland, and Canada and such operations are exposed to various levels of political, security, legal, economic, health and safety and other risks and uncertainties. hese risks and uncertainties vary from country to country and include, but are not limited to terrorism hostage taking crime, including organied criminal enterprise thefts, armed robberies and illegal incursions on property as may occur at aracatu and asiast from time to time which illegal incursions could result in serious security and operational issues, including the endangerment of life and property criminal or regulatory investigations, extreme fluctuations in currency exchange rates high rates of inflation labour unrest the risks of civil unrest unstable governments or political systems expropriation and nationaliation renegotiation or nullification of existing concessions, conventions, licenses, permits and contracts including work permits for nonnationals at asiast illegal mining including at asiast and Chirano could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property adeuacy, response and training of local law enforcement political regime change or instability changes to policies and regulations impacting the mining sector restrictions on foreign exchange and repatriation of funds restrictions on the movement of personnel or importation of goods and euipment, global health crises or pandemics and changing political conditions, currency controls, and governmental regulations that favour or reuire the awarding of contracts to local contractors or reuire foreign contractors to employ citiens of, or purchase supplies from, a particular urisdiction.

2021 ANNUAL REPORT KINROSS GOLD MDA 44 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember , Changes in political leadership or other future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, taxation and development and ownership of mineral resources. ny changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation (including value added and withholding taxes), royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may have a material adverse affect on the financial performance of the Company. Such changes may also affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies from those currently in effect, which might extend to, as an example, expropriation of assets. The tax regimes in these countries may be subject to differing interpretations or levels of enforcement and are subject to change from time to time. Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, in certain jurisdictions (such as Brail and Mauritania) Kinross may be required to pay refundable T on certain purchases. There can be no assurance that the Company will be able to collect all, or part, of the amount of T refunds which are owed to the Company. overnmental efforts to increase revenue from taxes and royalties have escalated in recent years. Brail increased production royalties in and the State of evada increased taxes on gold and silver mining in . The government of hana recently undertook an industrywide audit of mining operations. There can be no assurance that current government royalty and mining tax rates will remain static in future periods. The increasing intensity of government efforts to increase revenues may result in future audits, tax reassessment and claims for increased payments of royalties, income tax, withholding taxes or additional forms of revenue. The results of such audits or reassessments may result in claims, fines or penalties that are material to the Company. A The orein Corrupt ractices Act (United States) and the Corruption o orein ulic icials Act (Canada), antibribery provisions of the utch Criminal Code and similar antibribery legislation prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Company policies mandate strict compliance with applicable antibribery legislation. Kinross operates in jurisdictions that have experienced governmental and private sector corruption to some degree. There can be no assurance that Kinross’ internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Allegations of any violations of antibribery legislation may result in costly and time consuming investigations. iolations of such legislation could result in fines or penalties and have a material adverse effect on Kinross’ reputation and social license to operate. The development projects and operations of Kinross require licenses and permits from various governmental authorities. owever, such licenses and permits are subject to challenge and change in various circumstances. pplicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The authorities may also require a more rigorous and timeconsuming assessment of a requested permit than anticipated in the form of an nvironmental Impact Statement versus a more streamlined nvironmental ssessment. The loss of such permits, the requirements of such permits, thirdparty challenges to such permits, delays in the permitting process or the inability to obtain such permits may hinder or delay Kinross’ ability to operate and could have a material effect on Kinross’ financial performance and results of operations. There can be no guarantee that Kinross will be able to obtain or maintain or comply with all necessary licenses and permits that may be required to explore and develop its properties, commence construction of or operation of mining facilities, or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times. T C I G The validity of mining rights, including mining claims which constitute most of Kinross’ property holdings, may, in certain cases, be uncertain and subject to being contested. Kinross’ mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities, local communities and other third parties. Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. perating in such areas may trigger various international and national laws, codes, resolutions, conventions, guidelines, and impose obligations on governments and the Company to respect the rights of indigenous people. These obligations INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , may, among other things, reuire the government or the Company to consult, or enter into agreements, with communities near the Company’s mines, development projects or exploration activities regarding actions affecting local stakeholders, prior to granting the Company mining rights, permits, approvals or other authoriations. Consultation and other rights of irst ations or indigenous peoples may reuire accommodation including undertakings regarding employment, royalty payments, procurement, other financial payments and other matters. This may affect the Company’s ability to acuire effective mineral title, permits or licences in these jurisdictions, including in some parts of Canada, in which title or other rights are claimed by irst ations and other indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. There is an increasing level of public concern relating to the perceived effect of mining activities on indigenous communities. The evolving expectations related to human rights, indigenous rights and environmental protection may result in opposition to the Company’s current or future activities. Such opposition may be directed through legal or administrative proceedings, against the government andor the Company, or expressed in manifestations such as protests, delayed or protracted consultations, blockades or other forms of public expression against the Company’s activities or against the government’s position. There can be no assurance that these relationships can be successfully managed. ntervention by the aforementioned groups may have a material adverse effect on the Company’s reputation, results of operations and financial performance. Certain of Kinross’ United States mineral rights consist of unpatented mining claims. Unpatented mining claims present uniue title risks due to the rules for validity and the opportunities for thirdparty challenge. These claims are also subject to legal uncertainty as reflected in the action titled arthworks, et al. vs. epartment of the nterior, et al., which is pending in the Court of Appeals for the .C. Circuit, and in which a Kinross subsidiary has intervened. n that case, appellants contend that the ureau of and anagement (“BLM”) issued rules that unlawfully allow mining companies to permit too much acreage for millsites and further contend that the BLM must perform formal mining claim validity determinations and require payment of “fair market value” for the claims rather than annual claims maintenance payments. n ovember , the Court of Appeals stayed the case indefinitely while the Appellants pursue a rulemaking petition with the epartment of the nterior. These rights may also be impacted by changes in applicable laws and regulations relating to mining claims in the nited tates. C The mineral exploration and mining business is competitive in all of its phases. n the search for and the acuisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acuire suitable new producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acuiring such properties or prospects on terms it considers acceptable, if at all. A Certain of the operations in which the Company has an interest are operated through joint arrangements with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint arrangement. n addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties. D M To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitied to, among other things, various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensities it by a increase and decrease in the gold price. or , sensitivity to a change in the gold price is estimated to have an approximate million impact on pretax earnings. Kinross’ financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for , sensitivity to a change in the silver price is estimated to have an approximate million impact on pretax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life. I Fluctuations in interest rates can affect the Company’s results of operations and cash flow. The Company’s cash and cash equivalents, as well as some of its longterm debt and credit facilities are subject to variable interest rates.

45 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember , Changes in political leadership or other future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, taxation and development and ownership of mineral resources. ny changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation (including value added and withholding taxes), royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may have a material adverse affect on the financial performance of the Company. Such changes may also affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies from those currently in effect, which might extend to, as an example, expropriation of assets. The tax regimes in these countries may be subject to differing interpretations or levels of enforcement and are subject to change from time to time. Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, in certain jurisdictions (such as Brail and Mauritania) Kinross may be required to pay refundable T on certain purchases. There can be no assurance that the Company will be able to collect all, or part, of the amount of T refunds which are owed to the Company. overnmental efforts to increase revenue from taxes and royalties have escalated in recent years. Brail increased production royalties in and the State of evada increased taxes on gold and silver mining in . The government of hana recently undertook an industrywide audit of mining operations. There can be no assurance that current government royalty and mining tax rates will remain static in future periods. The increasing intensity of government efforts to increase revenues may result in future audits, tax reassessment and claims for increased payments of royalties, income tax, withholding taxes or additional forms of revenue. The results of such audits or reassessments may result in claims, fines or penalties that are material to the Company. A The orein Corrupt ractices Act (United States) and the Corruption o orein ulic icials Act (Canada), antibribery provisions of the utch Criminal Code and similar antibribery legislation prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Company policies mandate strict compliance with applicable antibribery legislation. Kinross operates in jurisdictions that have experienced governmental and private sector corruption to some degree. There can be no assurance that Kinross’ internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Allegations of any violations of antibribery legislation may result in costly and time consuming investigations. iolations of such legislation could result in fines or penalties and have a material adverse effect on Kinross’ reputation and social license to operate. The development projects and operations of Kinross require licenses and permits from various governmental authorities. owever, such licenses and permits are subject to challenge and change in various circumstances. pplicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The authorities may also require a more rigorous and timeconsuming assessment of a requested permit than anticipated in the form of an nvironmental Impact Statement versus a more streamlined nvironmental ssessment. The loss of such permits, the requirements of such permits, thirdparty challenges to such permits, delays in the permitting process or the inability to obtain such permits may hinder or delay Kinross’ ability to operate and could have a material effect on Kinross’ financial performance and results of operations. There can be no guarantee that Kinross will be able to obtain or maintain or comply with all necessary licenses and permits that may be required to explore and develop its properties, commence construction of or operation of mining facilities, or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times. T C I G The validity of mining rights, including mining claims which constitute most of Kinross’ property holdings, may, in certain cases, be uncertain and subject to being contested. Kinross’ mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities, local communities and other third parties. Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. perating in such areas may trigger various international and national laws, codes, resolutions, conventions, guidelines, and impose obligations on governments and the Company to respect the rights of indigenous people. These obligations INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , may, among other things, reuire the government or the Company to consult, or enter into agreements, with communities near the Company’s mines, development projects or exploration activities regarding actions affecting local stakeholders, prior to granting the Company mining rights, permits, approvals or other authoriations. Consultation and other rights of irst ations or indigenous peoples may reuire accommodation including undertakings regarding employment, royalty payments, procurement, other financial payments and other matters. This may affect the Company’s ability to acuire effective mineral title, permits or licences in these jurisdictions, including in some parts of Canada, in which title or other rights are claimed by irst ations and other indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. There is an increasing level of public concern relating to the perceived effect of mining activities on indigenous communities. The evolving expectations related to human rights, indigenous rights and environmental protection may result in opposition to the Company’s current or future activities. Such opposition may be directed through legal or administrative proceedings, against the government andor the Company, or expressed in manifestations such as protests, delayed or protracted consultations, blockades or other forms of public expression against the Company’s activities or against the government’s position. There can be no assurance that these relationships can be successfully managed. ntervention by the aforementioned groups may have a material adverse effect on the Company’s reputation, results of operations and financial performance. Certain of Kinross’ United States mineral rights consist of unpatented mining claims. Unpatented mining claims present uniue title risks due to the rules for validity and the opportunities for thirdparty challenge. These claims are also subject to legal uncertainty as reflected in the action titled arthworks, et al. vs. epartment of the nterior, et al., which is pending in the Court of Appeals for the .C. Circuit, and in which a Kinross subsidiary has intervened. n that case, appellants contend that the ureau of and anagement (“BLM”) issued rules that unlawfully allow mining companies to permit too much acreage for millsites and further contend that the BLM must perform formal mining claim validity determinations and require payment of “fair market value” for the claims rather than annual claims maintenance payments. n ovember , the Court of Appeals stayed the case indefinitely while the Appellants pursue a rulemaking petition with the epartment of the nterior. These rights may also be impacted by changes in applicable laws and regulations relating to mining claims in the nited tates. C The mineral exploration and mining business is competitive in all of its phases. n the search for and the acuisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acuire suitable new producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acuiring such properties or prospects on terms it considers acceptable, if at all. A Certain of the operations in which the Company has an interest are operated through joint arrangements with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint arrangement. n addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties. D M To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitied to, among other things, various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensities it by a increase and decrease in the gold price. or , sensitivity to a change in the gold price is estimated to have an approximate million impact on pretax earnings. Kinross’ financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for , sensitivity to a change in the silver price is estimated to have an approximate million impact on pretax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life. I Fluctuations in interest rates can affect the Company’s results of operations and cash flow. The Company’s cash and cash equivalents, as well as some of its longterm debt and credit facilities are subject to variable interest rates.

2021 ANNUAL REPORT KINROSS GOLD MDA 46 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , The Company’s earnings can vary significantly with fluctuations in the market price of gold and silver. Kinross’ practice is not to hedge longterm metal sales’ exposures. owever, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acuired in a business acuisition, if hedges are reuired under project financing reuirements, or when deemed advantageous by management. As at ecember , , there were no metal derivative financial instruments outstanding. n addition, Kinross is not subject to margin reuirements on any of its hedging lines. C E Currency fluctuations may affect the revenues which the Company will realie from its operations since gold and silver are sold in the world market in .. dollars. The costs of Kinross are incurred principally in Canadian dollars, ..dollars, Chilean pesos, railian reais, ussian roubles, auritanian ouguiyas and hanaian cedis. The appreciation of non.. dollar currencies against the .. dollar increases the cost of gold and silver production in U.S. dollar terms. Kinross’ results are positively affected when the .. dollar strengthens against these foreign currencies and are adversely affected when the .. dollar weakens against these foreign currencies. Where possible, Kinross’ cash and cash equivalents balances are primarily held in U.S. dollars. rom time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. hile the Chilean peso, railian real, and ussian rouble are currently convertible into Canadian and ..dollars, they may not always be convertible in the future. The auritanian ouguiya and hanaian cedis are convertible into Canadian and .. dollars, but conversion may be subject to regulatory andor central bank approval. The sensitivity of the Company’s pretax earnings to changes in the U.S. dollar is disclosed in Note 11 of the Company’s financial statements for the year ended ecember , . egal proceedings may be brought against Kinross, for example, litigation based on its business activities, environmental laws, tax matters, volatility in its stock price or failure to comply with its disclosure obligations, which could have a material adverse effect on Kinross’ financial condition or prospects. Regulatory and government agencies may bring legal proceedings in connection with the enforcement of applicable laws and regulations, and as a result Kinross may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially cost and expense to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or reuired in order to resolve such proceedings. The Company may become party to disputes governed by the rules of international arbitration. Kinross may also be the subject of legal claims in Canada in respect of its activities in a foreign jurisdiction. In the event of a dispute arising at Kinross’ foreign operations, Kinross may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Kinross’ inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition. C Credit risk relates to cash and cash euivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highlyrated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Company monitors the financial condition of each counterparty. iuidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations. To manage liuidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure reuirements. otential sources for liuidity could include, but are not limited to the Company’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its shortterm operational forecasts regularly and longterm budgets to determine its cash reuirements. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember 1, 1 C D M The mining, processing, development, and exploration of Kinross’ properties may require substantial additional financing. ailure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Kinross’ properties, or even a loss of property interest. dditional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to Kinross. The Company’s ability to access investment grade debt markets and the related cost of debt financing is dependent upon maintaining investment grade credit ratings. The Company has investment grade credit ratings from itch Ratings, oody’s and Standard oor’s. There is no assurance that these credit ratings will remain in effect for any given period of time or that such ratings will not be revised or withdrawn entirely by the rating agencies. Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing. If the Company is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should the Company’s business prospects deteriorate, the ratings currently assigned to the Company by the rating agencies could be downgraded, which could adversely affect the value of the Company’s outstanding securities and existing debt, its ability to obtain new financing on favourable terms, and increase the Company’s borrowing costs. I U C A lthough the Company conducts investigations in connection with acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with any such acquisitions, and the Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller if any of the representations or warranties provided in connection with an acquisition proves to be inaccurate. Such liabilities could have an adverse impact on the Company’s business, financial condition, results of operations and cash flows. G C The volatility and challenges that economies continue to experience around the world continues to affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company olatility in commodity prices and foreign exchange rates Tightening of credit markets Counterparty risk and olatility in the prices of publicly traded entities. The volatility in commodity prices and foreign exchange rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the sections titled “Gold Price and Silver Price” and “Foreign Currency Exchange Risk”. lthough tighter credit markets could restrict the ability of certain companies to access capital, to date this has not affected the Company’s liquidity. s at ecember 1, 1, the Company had 1,1. million available under its credit facility arrangements. owever, tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company. The Company has not experienced any difficulties to date relating to the counterparties it transacts with. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk. Continued volatility in equity markets may affect the value of publicly listed companies in Kinross’ equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result. M Kinross’ common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The price of Kinross’ common shares is likely to be significantly affected by shortterm changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. ther factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following a reduction in analytical coverage of Kinross by

47 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , The Company’s earnings can vary significantly with fluctuations in the market price of gold and silver. Kinross’ practice is not to hedge longterm metal sales’ exposures. owever, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acuired in a business acuisition, if hedges are reuired under project financing reuirements, or when deemed advantageous by management. As at ecember , , there were no metal derivative financial instruments outstanding. n addition, Kinross is not subject to margin reuirements on any of its hedging lines. C E Currency fluctuations may affect the revenues which the Company will realie from its operations since gold and silver are sold in the world market in .. dollars. The costs of Kinross are incurred principally in Canadian dollars, ..dollars, Chilean pesos, railian reais, ussian roubles, auritanian ouguiyas and hanaian cedis. The appreciation of non.. dollar currencies against the .. dollar increases the cost of gold and silver production in U.S. dollar terms. Kinross’ results are positively affected when the .. dollar strengthens against these foreign currencies and are adversely affected when the .. dollar weakens against these foreign currencies. Where possible, Kinross’ cash and cash equivalents balances are primarily held in U.S. dollars. rom time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. hile the Chilean peso, railian real, and ussian rouble are currently convertible into Canadian and ..dollars, they may not always be convertible in the future. The auritanian ouguiya and hanaian cedis are convertible into Canadian and .. dollars, but conversion may be subject to regulatory andor central bank approval. The sensitivity of the Company’s pretax earnings to changes in the U.S. dollar is disclosed in Note 11 of the Company’s financial statements for the year ended ecember , . egal proceedings may be brought against Kinross, for example, litigation based on its business activities, environmental laws, tax matters, volatility in its stock price or failure to comply with its disclosure obligations, which could have a material adverse effect on Kinross’ financial condition or prospects. Regulatory and government agencies may bring legal proceedings in connection with the enforcement of applicable laws and regulations, and as a result Kinross may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially cost and expense to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or reuired in order to resolve such proceedings. The Company may become party to disputes governed by the rules of international arbitration. Kinross may also be the subject of legal claims in Canada in respect of its activities in a foreign jurisdiction. In the event of a dispute arising at Kinross’ foreign operations, Kinross may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Kinross’ inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition. C Credit risk relates to cash and cash euivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highlyrated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Company monitors the financial condition of each counterparty. iuidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations. To manage liuidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure reuirements. otential sources for liuidity could include, but are not limited to the Company’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its shortterm operational forecasts regularly and longterm budgets to determine its cash reuirements. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember 1, 1 C D M The mining, processing, development, and exploration of Kinross’ properties may require substantial additional financing. ailure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Kinross’ properties, or even a loss of property interest. dditional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to Kinross. The Company’s ability to access investment grade debt markets and the related cost of debt financing is dependent upon maintaining investment grade credit ratings. The Company has investment grade credit ratings from itch Ratings, oody’s and Standard oor’s. There is no assurance that these credit ratings will remain in effect for any given period of time or that such ratings will not be revised or withdrawn entirely by the rating agencies. Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing. If the Company is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should the Company’s business prospects deteriorate, the ratings currently assigned to the Company by the rating agencies could be downgraded, which could adversely affect the value of the Company’s outstanding securities and existing debt, its ability to obtain new financing on favourable terms, and increase the Company’s borrowing costs. I U C A lthough the Company conducts investigations in connection with acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with any such acquisitions, and the Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller if any of the representations or warranties provided in connection with an acquisition proves to be inaccurate. Such liabilities could have an adverse impact on the Company’s business, financial condition, results of operations and cash flows. G C The volatility and challenges that economies continue to experience around the world continues to affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company olatility in commodity prices and foreign exchange rates Tightening of credit markets Counterparty risk and olatility in the prices of publicly traded entities. The volatility in commodity prices and foreign exchange rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the sections titled “Gold Price and Silver Price” and “Foreign Currency Exchange Risk”. lthough tighter credit markets could restrict the ability of certain companies to access capital, to date this has not affected the Company’s liquidity. s at ecember 1, 1, the Company had 1,1. million available under its credit facility arrangements. owever, tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company. The Company has not experienced any difficulties to date relating to the counterparties it transacts with. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk. Continued volatility in equity markets may affect the value of publicly listed companies in Kinross’ equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result. M Kinross’ common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The price of Kinross’ common shares is likely to be significantly affected by shortterm changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. ther factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following a reduction in analytical coverage of Kinross by

2021 ANNUAL REPORT KINROSS GOLD MDA 48 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember , investment banks with research capabilities increased political risk or actions by governments in countries where the Company operates a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and .S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the TSX or NYSE further reducing market liquidity. As a result of any of these factors, the market price of Kinross’ common shares at any given point in time may not accurately reflect Kinross’ longterm value. Securities class action litigation has been commenced against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position. I Goodwill is tested for impairment on an annual basis as at ecember , and at any other time if events or changes in circumstances indicate that the recoverable amount of a CG containing goodwill has been reduced below its carrying amount. The carrying value of property, plant and equipment is reviewed at each reporting period end to determine whether there is any indication of impairment or reversal of impairment. f any such indication exists, then the CG or asset’s recoverable amount is estimated. If the carrying amount of the CG or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognied to reduce the CGU or asset’s carrying value to its recoverable amount. For property, plant and equipment and other longlived assets, a previously recognized impairment loss may be reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The recoverable amounts, or fair values, of the Company’s CGs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control. Kinross’ fair value estimates are based on numerous assumptions, some of which may be subective, and it is possible that actual fair value could be significantly different than those estimates. C number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. here legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. The changes in legislation and regulation will likely increase the Company’s compliance costs. n addition, the physical risks of climate change may also have an adverse effect at some of Kinross’ operations. These may include extreme weather events, changes in rainfall patterns, water shortages, and changing temperatures. These physical impacts could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities. These effects may adversely impact the cost, production and financial performance of the Company’s operations. perations at Paracatu are dependent on rainfall and river water capture as the primary source of process water. uring the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants. Similarly, surface runoff and rain water and water captured from the river is stored in the tailings impoundment, which constitutes the main water reservoir for the process plants. The obective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season. ccordingly, prolonged periods without adequate rainfall may adversely impact the Company’s operations. As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross’ financial performance, liquidity and results of operations. Excessive rainfall or flooding may also adversely affect operations. Excess rainfall can result in operational difficulties including geotechnical instability, increased dewatering demands, and additional water management requirements. Extended periods of above average rainfall at a site may result in increased costs or production disruptions that could have a material effect on Kinross’ financial performance, liquidity and results of operations. e can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember , roduction at Kinross’ mines is dependent upon the efforts of, and maintaining good relationships with, employees of Kinross. elations between Kinross and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose urisdictions Kinross carries on business. Adverse changes in such legislation or in the relationship between Kinross and its employees may have a material adverse effect on Kinross’ business, results of operations, and financial condition. In order to operate successfully, Kinross must find and retain qualified employees. Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner. ne factor that has contributed to an increased turnover rate is the aging workforce and it is epected that this factor will further increase the turnover rate in upcoming years. If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross’ operations could be adversely affected. In addition, Kinross has a relatively small eecutive management team and in the event that the services of a number of these eecutives are no longer available, Kinross and its business could be adversely affected. Kinross does not carry keyperson life insurance with respect to its eecutives. C D The Company relies heavily on its information technology systems including, without limitation, its networks, equipment, hardware, software, telecommunications, and other information technology (collectively, “IT systems”), and the IT systems of its vendors and thirdparty service providers, to operate its business as a whole including mining operations and development proects. IT systems are subect to an increasing threat of continually evolving cybersecurity risks including, without limitation, computer viruses, security breaches, and cyberattacks. In addition, the Company is subect to the risk of unauthorized access to its IT systems or its information through fraud or other means. Kinross’ operations also depend on the timely maintenance, upgrade and replacement of its IT systems, as well as preemptive epenses to mitigate cybersecurity risks and other IT systems disruptions. Although Kinross has not eperienced any material losses to date relating to cybersecurity, or other IT systems disruptions, there can be no assurance that Kinross will not incur such losses in the future. Despite the Company’s mitigation efforts including implementing an IT systems security risk management framework, the risk and eposure to these threats cannot be fully mitigated because of, among other things, the evolving nature of cybersecurity threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect IT systems from cybersecurity threats remain a priority. As these threats continue to evolve, the Company, its vendors and thirdparty service providers, including IT service providers, may be required to epend additional resources to continue to modify or enhance protective measures or to investigate and remediate any cybersecurity vulnerabilities. Any cybersecurity incidents or other IT systems disruption could result in production downtimes, operational delays, destruction or corruption of data, security breaches, financial losses from remedial actions, the theft or other compromising of confidential or otherwise protected information, fines and lawsuits, or damage to the Company’s reputation. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations. The Company is subect to privacy and data security regulations in several of the urisdictions that it operates in, such as Canada, razil, the United States and the European Union (“EU”). Compliance with such laws, including General Data Protection Regulation in the U, will affect business conducted in the U and may also be enforced against entities established outside the U but processing data of uropean data subects. The Company could incur substantial costs in complying with these various national regulations as a result of having to make changes to prior business practices in a manner adverse to our business. uch developments may also require the Company to make system changes and develop new processes, further affecting our compliance costs. In addition, violations of privacyrelated regulations can result in significant penalties and reputational harm, which in turn could adversely impact the Company’s business and results of operations. C The Company engages thirdparty refineries to refine dor into good delivery gold and silver bars, which are in turn sold into open markets. The refineries are located in Canada, witzerland, ussia, India, and the United tates. The loss of any one refiner could have a material adverse effect on the Company if alternative refineries are unavailable. There can be no guarantee that alternative refineries would be available if the need for them were to arise or that it would not eperience delays or disruptions in sales that would materially and adversely affect results of operations. In addition, the Company has dor inventory at refineries and could incur a loss arising from

49 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember , investment banks with research capabilities increased political risk or actions by governments in countries where the Company operates a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and .S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the TSX or NYSE further reducing market liquidity. As a result of any of these factors, the market price of Kinross’ common shares at any given point in time may not accurately reflect Kinross’ longterm value. Securities class action litigation has been commenced against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position. I Goodwill is tested for impairment on an annual basis as at ecember , and at any other time if events or changes in circumstances indicate that the recoverable amount of a CG containing goodwill has been reduced below its carrying amount. The carrying value of property, plant and equipment is reviewed at each reporting period end to determine whether there is any indication of impairment or reversal of impairment. f any such indication exists, then the CG or asset’s recoverable amount is estimated. If the carrying amount of the CG or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognied to reduce the CGU or asset’s carrying value to its recoverable amount. For property, plant and equipment and other longlived assets, a previously recognized impairment loss may be reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The recoverable amounts, or fair values, of the Company’s CGs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control. Kinross’ fair value estimates are based on numerous assumptions, some of which may be subective, and it is possible that actual fair value could be significantly different than those estimates. C number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. here legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. The changes in legislation and regulation will likely increase the Company’s compliance costs. n addition, the physical risks of climate change may also have an adverse effect at some of Kinross’ operations. These may include extreme weather events, changes in rainfall patterns, water shortages, and changing temperatures. These physical impacts could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities. These effects may adversely impact the cost, production and financial performance of the Company’s operations. perations at Paracatu are dependent on rainfall and river water capture as the primary source of process water. uring the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants. Similarly, surface runoff and rain water and water captured from the river is stored in the tailings impoundment, which constitutes the main water reservoir for the process plants. The obective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season. ccordingly, prolonged periods without adequate rainfall may adversely impact the Company’s operations. As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross’ financial performance, liquidity and results of operations. Excessive rainfall or flooding may also adversely affect operations. Excess rainfall can result in operational difficulties including geotechnical instability, increased dewatering demands, and additional water management requirements. Extended periods of above average rainfall at a site may result in increased costs or production disruptions that could have a material effect on Kinross’ financial performance, liquidity and results of operations. e can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember , roduction at Kinross’ mines is dependent upon the efforts of, and maintaining good relationships with, employees of Kinross. elations between Kinross and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose urisdictions Kinross carries on business. Adverse changes in such legislation or in the relationship between Kinross and its employees may have a material adverse effect on Kinross’ business, results of operations, and financial condition. In order to operate successfully, Kinross must find and retain qualified employees. Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner. ne factor that has contributed to an increased turnover rate is the aging workforce and it is epected that this factor will further increase the turnover rate in upcoming years. If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross’ operations could be adversely affected. In addition, Kinross has a relatively small eecutive management team and in the event that the services of a number of these eecutives are no longer available, Kinross and its business could be adversely affected. Kinross does not carry keyperson life insurance with respect to its eecutives. C D The Company relies heavily on its information technology systems including, without limitation, its networks, equipment, hardware, software, telecommunications, and other information technology (collectively, “IT systems”), and the IT systems of its vendors and thirdparty service providers, to operate its business as a whole including mining operations and development proects. IT systems are subect to an increasing threat of continually evolving cybersecurity risks including, without limitation, computer viruses, security breaches, and cyberattacks. In addition, the Company is subect to the risk of unauthorized access to its IT systems or its information through fraud or other means. Kinross’ operations also depend on the timely maintenance, upgrade and replacement of its IT systems, as well as preemptive epenses to mitigate cybersecurity risks and other IT systems disruptions. Although Kinross has not eperienced any material losses to date relating to cybersecurity, or other IT systems disruptions, there can be no assurance that Kinross will not incur such losses in the future. Despite the Company’s mitigation efforts including implementing an IT systems security risk management framework, the risk and eposure to these threats cannot be fully mitigated because of, among other things, the evolving nature of cybersecurity threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect IT systems from cybersecurity threats remain a priority. As these threats continue to evolve, the Company, its vendors and thirdparty service providers, including IT service providers, may be required to epend additional resources to continue to modify or enhance protective measures or to investigate and remediate any cybersecurity vulnerabilities. Any cybersecurity incidents or other IT systems disruption could result in production downtimes, operational delays, destruction or corruption of data, security breaches, financial losses from remedial actions, the theft or other compromising of confidential or otherwise protected information, fines and lawsuits, or damage to the Company’s reputation. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations. The Company is subect to privacy and data security regulations in several of the urisdictions that it operates in, such as Canada, razil, the United States and the European Union (“EU”). Compliance with such laws, including General Data Protection Regulation in the U, will affect business conducted in the U and may also be enforced against entities established outside the U but processing data of uropean data subects. The Company could incur substantial costs in complying with these various national regulations as a result of having to make changes to prior business practices in a manner adverse to our business. uch developments may also require the Company to make system changes and develop new processes, further affecting our compliance costs. In addition, violations of privacyrelated regulations can result in significant penalties and reputational harm, which in turn could adversely impact the Company’s business and results of operations. C The Company engages thirdparty refineries to refine dor into good delivery gold and silver bars, which are in turn sold into open markets. The refineries are located in Canada, witzerland, ussia, India, and the United tates. The loss of any one refiner could have a material adverse effect on the Company if alternative refineries are unavailable. There can be no guarantee that alternative refineries would be available if the need for them were to arise or that it would not eperience delays or disruptions in sales that would materially and adversely affect results of operations. In addition, the Company has dor inventory at refineries and could incur a loss arising from

2021 ANNUAL REPORT KINROSS GOLD MDA 50 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended December , the refineries’ failure to fulfill their contractual obligations. The Company has legally binding agreements in place for such refining services and also purchases bullion insurance, but there is a ris that a refinery will not satisfy its delivery obligations. In such a case, the Company may pursue all remedies available, as appropriate, to enforce any outstanding delivery obligations. If such delivery obligations are not fulfilled by the refinery, remedied by a court in a specific performance or damages udgment or insurance proceeds are not received, the Company will incur a onetime noncash charge related to the carrying value of the inventory. The ownership and operation of our railian power plants carry an inherent ris of liability related to public safety, health, safety, security and the environment, including the ris of government imposed orders to remedy unsafe conditions andor to remediate or otherwise address environmental contamination or damage. e may also be eposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. e may become subect to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could impact the operation of the power plants and result in additional ependitures. Additional environmental, health and safety issues relating to presently nown or unnown matters may require unanticipated ependitures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations. I M Illegal mining activities occur near, and occasionally on some of the Company’s properties in Africa and Brazil. Illegal mining is associated with a number of negative impacts, including environmental degradation, human rights abuse, child labour and funding of conflict. In addition, substantial illegal mining activities on the Company’s properties or properties that the Company may seek to acquire in the future may deplete mineral reserves or mineral resources and the economic benefits of those properties. It is difficult for the Company to control illegal mining activities on and around its properties. The Company relies on government support and enforcement to manage illegal mining activities near its operations however, enforcement is often lacing or inconsistent. SUEMENTA INMATIN NGAA M The Company has included certain nonGAAP financial measures and ratios in this document. These measures and ratios are not defined under IRS and should not be considered in isolation. The Company believes that these measures and ratios, together with measures and ratios determined in accordance with IRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IRS. These measures and ratios are not necessarily standard and therefore may not be comparable to other issuers. A N E A C S A N E S Adusted net earnings attributable to common shareholders and adusted net earnings per share are nonGAAP measures and ratios which determine the performance of the Company, ecluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign echange gains and losses, reassessment of prior year taes andor taes otherwise not related to the current period, impairment charges (reversals), gains and losses and other onetime costs related to acquisitions, dispositions and other transactions, and nonhedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. anagement believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the ecluded items are typically not included in public guidance. owever, adusted net earnings and adusted net earnings per share measures and ratios are not necessarily indicative of net earnings and earnings per share measures and ratios as determined under IRS. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , The folloing table provides a reconciliation of net earnings to adusted net earnings for the periods presented in millions, except per share amounts et earnings attributable to common shareholders as reported ,. . Adusting items oreign echange losses gains . . oreign echange losses on translation of ta basis and foreign echange on deferred income taes ithin income ta epense . . Taes in respect of prior periods . . Impairment charges reversals and asset derecognition neta . . CI costsb . Tasiast insurance recoveries Tasiast mill fire related costs ound ountain pit all stabilization costs ediation settlement provision Tasiast definitive agreement settlement .. CA Act net benefit . Tasiast strike costs . ain on disposition of royalty portfolio . therc . . Ta effects of the above adustments . . . . . . eighted average number of common shares outstanding Basic ,. ,. Adusted net earnings per share . . Basic earnings per share attributable to common shareholders . . Adusted net earnings attributable to common shareholders D a urin the year ended ecemer , , the Company reconied impairment and asset dereconition chares o million at ald ountain, o hich million related to impairment o metal inentory and million related to the dereconition o property, plant and equipment he tax impacts o the impairment and dereconition chares ere income tax recoeries o million and million, respectiely urin the year ended ecemer , , the Company recorded noncash reersals o impairment chares o million related to property, plant and equipment at asiast, Chirano and ooarte he tax impacts on the impairment reersals at Chirano and ooarte ere expenses o million and million, respectiely n addition, the Company recorded impairment chares o million related to certain supplies inentories urin the year ended ecemer , , the Company recorded noncash reersals o impairment chares o million related to property, plant and equipment at aracatu and asiast he tax impact on the impairment reersal at aracatu as an expense o million here ere no tax impacts on the impairment reersals at asiast in and ncludes C related laour, health and saety, donations and other support proram costs c ther includes arious nonrecurrin impacts, such as onetime costs at sites, and recurrin impacts, such as ains and losses on the sale o assets and hedes, which the Company believes are not reflective of the Company’s underlying performance for the reporting period

51 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended December , the refineries’ failure to fulfill their contractual obligations. The Company has legally binding agreements in place for such refining services and also purchases bullion insurance, but there is a ris that a refinery will not satisfy its delivery obligations. In such a case, the Company may pursue all remedies available, as appropriate, to enforce any outstanding delivery obligations. If such delivery obligations are not fulfilled by the refinery, remedied by a court in a specific performance or damages udgment or insurance proceeds are not received, the Company will incur a onetime noncash charge related to the carrying value of the inventory. The ownership and operation of our railian power plants carry an inherent ris of liability related to public safety, health, safety, security and the environment, including the ris of government imposed orders to remedy unsafe conditions andor to remediate or otherwise address environmental contamination or damage. e may also be eposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. e may become subect to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could impact the operation of the power plants and result in additional ependitures. Additional environmental, health and safety issues relating to presently nown or unnown matters may require unanticipated ependitures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations. I M Illegal mining activities occur near, and occasionally on some of the Company’s properties in Africa and Brazil. Illegal mining is associated with a number of negative impacts, including environmental degradation, human rights abuse, child labour and funding of conflict. In addition, substantial illegal mining activities on the Company’s properties or properties that the Company may seek to acquire in the future may deplete mineral reserves or mineral resources and the economic benefits of those properties. It is difficult for the Company to control illegal mining activities on and around its properties. The Company relies on government support and enforcement to manage illegal mining activities near its operations however, enforcement is often lacing or inconsistent. SUEMENTA INMATIN NGAA M The Company has included certain nonGAAP financial measures and ratios in this document. These measures and ratios are not defined under IRS and should not be considered in isolation. The Company believes that these measures and ratios, together with measures and ratios determined in accordance with IRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IRS. These measures and ratios are not necessarily standard and therefore may not be comparable to other issuers. A N E A C S A N E S Adusted net earnings attributable to common shareholders and adusted net earnings per share are nonGAAP measures and ratios which determine the performance of the Company, ecluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign echange gains and losses, reassessment of prior year taes andor taes otherwise not related to the current period, impairment charges (reversals), gains and losses and other onetime costs related to acquisitions, dispositions and other transactions, and nonhedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. anagement believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the ecluded items are typically not included in public guidance. owever, adusted net earnings and adusted net earnings per share measures and ratios are not necessarily indicative of net earnings and earnings per share measures and ratios as determined under IRS. INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember , The folloing table provides a reconciliation of net earnings to adusted net earnings for the periods presented in millions, except per share amounts et earnings attributable to common shareholders as reported ,. . Adusting items oreign echange losses gains . . oreign echange losses on translation of ta basis and foreign echange on deferred income taes ithin income ta epense . . Taes in respect of prior periods . . Impairment charges reversals and asset derecognition neta . . CI costsb . Tasiast insurance recoveries Tasiast mill fire related costs ound ountain pit all stabilization costs ediation settlement provision Tasiast definitive agreement settlement .. CA Act net benefit . Tasiast strike costs . ain on disposition of royalty portfolio . therc . . Ta effects of the above adustments . . . . . . eighted average number of common shares outstanding Basic ,. ,. Adusted net earnings per share . . Basic earnings per share attributable to common shareholders . . Adusted net earnings attributable to common shareholders D a urin the year ended ecemer , , the Company reconied impairment and asset dereconition chares o million at ald ountain, o hich million related to impairment o metal inentory and million related to the dereconition o property, plant and equipment he tax impacts o the impairment and dereconition chares ere income tax recoeries o million and million, respectiely urin the year ended ecemer , , the Company recorded noncash reersals o impairment chares o million related to property, plant and equipment at asiast, Chirano and ooarte he tax impacts on the impairment reersals at Chirano and ooarte ere expenses o million and million, respectiely n addition, the Company recorded impairment chares o million related to certain supplies inentories urin the year ended ecemer , , the Company recorded noncash reersals o impairment chares o million related to property, plant and equipment at aracatu and asiast he tax impact on the impairment reersal at aracatu as an expense o million here ere no tax impacts on the impairment reersals at asiast in and ncludes C related laour, health and saety, donations and other support proram costs c ther includes arious nonrecurrin impacts, such as onetime costs at sites, and recurrin impacts, such as ains and losses on the sale o assets and hedes, which the Company believes are not reflective of the Company’s underlying performance for the reporting period

2021 ANNUAL REPORT KINROSS GOLD MDA 52 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember C ree cash flow is a non measure and is defined as net cash flow provided from operatin activities less capital ependitures he Company believes that that this measure which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders provides investors with the ability to better evaluate the Company’s underlyin performance owever the free cash flow measure is not necessarily indicative of operatin earnins or net cash flow from operations as determined under he followin table provides a reconciliation of free cash flow for the periods presented in millions ess dditions to property plant and euipment ree cash flow D et cash flow provided from operatin activities as reported A C dusted operatin cash flow is a non measure and is defined as cash flow from operations ecludin certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Worin capital can be volatile due to numerous factors includin the timin of ta payments and in the case of Kupol a buildup of inventory due to transportation loistics he Company uses adusted operatin cash flow internally as a measure of the underlyin operatin cash flow performance and future operatin cash floweneratin capability of the Company owever the adusted operatin cash flow measure is not necessarily indicative of net cash flow from operations as determined under he followin table provides a reconciliation of adusted operatin cash flow for the periods presented in millions dustin items a payments in respect of prior years orin capital chanes ccounts receivable and other assets nventories ccounts payable and other liabilities includin income taes paid dusted operatin cash flow D et cash flow provided from operatin activities as reported INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember A C S E S ttributable production cost of sales per gold euivalent ounce sold is a non ratio and is defined as attributable production cost of sales divided by the attributable number of gold euivalent ounces sold. his measure converts the Company’s nongold production into gold euivalent ounces and credits it to total production. anagement uses these measures to monitor and evaluate the performance of its operating properties. he following table provides a reconciliation of attributable production cost of sales per euivalent ounce sold for the periods presented in millions ecept ounces and production cost of sales per euivalent ounce roduction cost of sales as reported . . ess portion attributable to Chirano noncontrolling interest a . . ttributableb production cost of sales . . old euivalent ounces sold ess portion attributable to Chirano noncontrolling interest c ttributableb gold euivalent ounces sold Consolidated production cost of sales per euivalent ounce soldd D ttributableb production cost of sales per euivalent ounce sold ee page of this for details of the footnotes referenced within the table above A C S S ttributable production cost of sales per ounce sold on a byproduct basis is a non ratio which calculates the Company’s non gold production as a credit against its per ounce production costs rather than converting its nongold production into gold euivalent ounces and crediting it to total production as is the case in coproduct accounting. anagement believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other maor gold producers who routinely calculate their cost of sales per ounce using byproduct accounting rather than coproduct accounting. he following table provides a reconciliation of attributable production cost of sales per ounce sold on a byproduct basis for the periods presented in millions ecept ounces and production cost of sales per ounce roduction cost of sales as reported . . ess portion attributable to Chirano noncontrolling interest a . . ess attributableb silver revenuee . . . . old ounces sold ess portion attributable to Chirano noncontrolling interest c ttributableb gold ounces sold Consolidated production cost of sales per euivalent ounce soldd ttributableb production cost of sales net of silver byproduct revenue ttributableb production cost of sales per ounce sold on a byproduct basis D ee page of this for details of the footnotes referenced within the table above

53 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember C ree cash flow is a non measure and is defined as net cash flow provided from operatin activities less capital ependitures he Company believes that that this measure which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders provides investors with the ability to better evaluate the Company’s underlyin performance owever the free cash flow measure is not necessarily indicative of operatin earnins or net cash flow from operations as determined under he followin table provides a reconciliation of free cash flow for the periods presented in millions ess dditions to property plant and euipment ree cash flow D et cash flow provided from operatin activities as reported A C dusted operatin cash flow is a non measure and is defined as cash flow from operations ecludin certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Worin capital can be volatile due to numerous factors includin the timin of ta payments and in the case of Kupol a buildup of inventory due to transportation loistics he Company uses adusted operatin cash flow internally as a measure of the underlyin operatin cash flow performance and future operatin cash floweneratin capability of the Company owever the adusted operatin cash flow measure is not necessarily indicative of net cash flow from operations as determined under he followin table provides a reconciliation of adusted operatin cash flow for the periods presented in millions dustin items a payments in respect of prior years orin capital chanes ccounts receivable and other assets nventories ccounts payable and other liabilities includin income taes paid dusted operatin cash flow D et cash flow provided from operatin activities as reported INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecember A C S E S ttributable production cost of sales per gold euivalent ounce sold is a non ratio and is defined as attributable production cost of sales divided by the attributable number of gold euivalent ounces sold. his measure converts the Company’s nongold production into gold euivalent ounces and credits it to total production. anagement uses these measures to monitor and evaluate the performance of its operating properties. he following table provides a reconciliation of attributable production cost of sales per euivalent ounce sold for the periods presented in millions ecept ounces and production cost of sales per euivalent ounce roduction cost of sales as reported . . ess portion attributable to Chirano noncontrolling interest a . . ttributableb production cost of sales . . old euivalent ounces sold ess portion attributable to Chirano noncontrolling interest c ttributableb gold euivalent ounces sold Consolidated production cost of sales per euivalent ounce soldd D ttributableb production cost of sales per euivalent ounce sold ee page of this for details of the footnotes referenced within the table above A C S S ttributable production cost of sales per ounce sold on a byproduct basis is a non ratio which calculates the Company’s non gold production as a credit against its per ounce production costs rather than converting its nongold production into gold euivalent ounces and crediting it to total production as is the case in coproduct accounting. anagement believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other maor gold producers who routinely calculate their cost of sales per ounce using byproduct accounting rather than coproduct accounting. he following table provides a reconciliation of attributable production cost of sales per ounce sold on a byproduct basis for the periods presented in millions ecept ounces and production cost of sales per ounce roduction cost of sales as reported . . ess portion attributable to Chirano noncontrolling interest a . . ess attributableb silver revenuee . . . . old ounces sold ess portion attributable to Chirano noncontrolling interest c ttributableb gold ounces sold Consolidated production cost of sales per euivalent ounce soldd ttributableb production cost of sales net of silver byproduct revenue ttributableb production cost of sales per ounce sold on a byproduct basis D ee page of this for details of the footnotes referenced within the table above

2021 ANNUAL REPORT KINROSS GOLD MDA 54 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecemer , A AI S C AI C S In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting allin sustaining costs and allin costs to address how the costs associated with leases, after a company’s adoption of IFRS 16, should be treated. The WGC is a maret development organiation for the gold industry and is an association hose memership comprises leading gold mining companies including inross lthough the C is not a mining industry regulatory organiation, it ored closely ith its memer companies to develop these non measures doption of the allin sustaining cost and allin cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented y the Company may not e comparale to similar measures and ratios presented y other issuers he Company elieves that the allin sustaining cost and allin cost measures complement eisting measures and ratios reported y inross llin sustaining cost includes oth operating and capital costs required to sustain gold production on an ongoing asis he value of silver sold is deducted from the total production cost of sales as it is considered residual production ustaining operating costs represent ependitures incurred at current operations that are considered necessary to maintain current production ustaining capital represents capital ependitures at eisting operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital ependitures for maor groth proects or enhancement capital for significant infrastructure improvements at eisting operations llin cost is comprised of allin sustaining cost as ell as operating ependitures incurred at locations ith no current operation, or costs related to other nonsustaining activities, and capital ependitures for maor groth proects or enhancement capital for significant infrastructure improvements at eisting operations ttriutale allin sustaining cost and allin cost per ounce sold on a yproduct asis are calculated y adusting total production cost of sales, as reported on the consolidated statement of operations, as follos in millions ecept ounces and costs per ounce roduction cost of sales as reported , , ess portion attriutale to Chirano noncontrolling interesta ess attriutale silver revenuee ttriutale production cost of sales net of silver yproduct revenue , , dusting items on an attriutale asis eneral and administrativef ther operating epense sustainingg eclamation and remediation sustainingh ploration and usiness development sustainingi dditions to property, plant and equipment sustaining ease payments sustaining A S C , , ther operating epense nonsustainingg eclamation and remediation nonsustainingh ploration and usiness development nonsustainingi dditions to property, plant and equipment nonsustaining ease payments nonsustaining A C , , old ounces sold ,, ,, ess portion attriutale to Chirano noncontrolling interestc , , ttriutale gold ounces sold ,, ,, A A , , C D ee page of this for details of the footnotes referenced within the table above INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember 1, 2021 A AI S C AI C E S The Company also assesses its allin sustaining cost and allin cost on a gold euivalent ounce basis. nder these nonG measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production. ttributable allin sustaining cost and allin cost per euivalent ounce sold are calculated by adusting total production cost of sales, as reported on the consolidated statement of operations, as follows in millions ecept ounces and costs per euivalent ounce 2020 201 roduction cost of sales as reported 1,2. 1,8. ess portion attributable to Chirano noncontrolling interest(a) (1.6) (1.0) ttributable(b) production cost of sales 1,06.1 1,. dusting items on an attributable(b) basis General and administrative (f) 11. 12.6 ther operating epense sustaining(g) .6 2. Reclamation and remediation sustaining(h) .0 8.2 ploration and business development sustaining(i) 8. 66.0 dditions to property, plant and euipment sustaining() . 1.1 ease payments sustaining() 1. 12. A S C 2,2.1 2,0.2 ther operating epense nonsustaining(g) . .0 Reclamation and remediation nonsustaining(h) .0 6. ploration and business development nonsustaining(i) . 6. dditions to property, plant and euipment nonsustaining() 6. 6. ease payments nonsustaining() 1.0 1.6 A C 2,1.2 ,200. Gold euivalent ounces sold 2,,8 2,12,8 ess portion attributable to Chirano noncontrolling interest(c) (16,621) (20,186) ttributable(b) gold euivalent ounces sold 2,8,2 2,2,2 A 8 8 A 1,260 1,28 C 26 08 D ee page of this for details of the footnotes referenced within the table above

55 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS or the year ended ecemer , A AI S C AI C S In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting allin sustaining costs and allin costs to address how the costs associated with leases, after a company’s adoption of IFRS 16, should be treated. The WGC is a maret development organiation for the gold industry and is an association hose memership comprises leading gold mining companies including inross lthough the C is not a mining industry regulatory organiation, it ored closely ith its memer companies to develop these non measures doption of the allin sustaining cost and allin cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented y the Company may not e comparale to similar measures and ratios presented y other issuers he Company elieves that the allin sustaining cost and allin cost measures complement eisting measures and ratios reported y inross llin sustaining cost includes oth operating and capital costs required to sustain gold production on an ongoing asis he value of silver sold is deducted from the total production cost of sales as it is considered residual production ustaining operating costs represent ependitures incurred at current operations that are considered necessary to maintain current production ustaining capital represents capital ependitures at eisting operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital ependitures for maor groth proects or enhancement capital for significant infrastructure improvements at eisting operations llin cost is comprised of allin sustaining cost as ell as operating ependitures incurred at locations ith no current operation, or costs related to other nonsustaining activities, and capital ependitures for maor groth proects or enhancement capital for significant infrastructure improvements at eisting operations ttriutale allin sustaining cost and allin cost per ounce sold on a yproduct asis are calculated y adusting total production cost of sales, as reported on the consolidated statement of operations, as follos in millions ecept ounces and costs per ounce roduction cost of sales as reported , , ess portion attriutale to Chirano noncontrolling interesta ess attriutale silver revenuee ttriutale production cost of sales net of silver yproduct revenue , , dusting items on an attriutale asis eneral and administrativef ther operating epense sustainingg eclamation and remediation sustainingh ploration and usiness development sustainingi dditions to property, plant and equipment sustaining ease payments sustaining A S C , , ther operating epense nonsustainingg eclamation and remediation nonsustainingh ploration and usiness development nonsustainingi dditions to property, plant and equipment nonsustaining ease payments nonsustaining A C , , old ounces sold ,, ,, ess portion attriutale to Chirano noncontrolling interestc , , ttriutale gold ounces sold ,, ,, A A , , C D ee page of this for details of the footnotes referenced within the table above INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember 1, 2021 A AI S C AI C E S The Company also assesses its allin sustaining cost and allin cost on a gold euivalent ounce basis. nder these nonG measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production. ttributable allin sustaining cost and allin cost per euivalent ounce sold are calculated by adusting total production cost of sales, as reported on the consolidated statement of operations, as follows in millions ecept ounces and costs per euivalent ounce 2020 201 roduction cost of sales as reported 1,2. 1,8. ess portion attributable to Chirano noncontrolling interest(a) (1.6) (1.0) ttributable(b) production cost of sales 1,06.1 1,. dusting items on an attributable(b) basis General and administrative (f) 11. 12.6 ther operating epense sustaining(g) .6 2. Reclamation and remediation sustaining(h) .0 8.2 ploration and business development sustaining(i) 8. 66.0 dditions to property, plant and euipment sustaining() . 1.1 ease payments sustaining() 1. 12. A S C 2,2.1 2,0.2 ther operating epense nonsustaining(g) . .0 Reclamation and remediation nonsustaining(h) .0 6. ploration and business development nonsustaining(i) . 6. dditions to property, plant and euipment nonsustaining() 6. 6. ease payments nonsustaining() 1.0 1.6 A C 2,1.2 ,200. Gold euivalent ounces sold 2,,8 2,12,8 ess portion attributable to Chirano noncontrolling interest(c) (16,621) (20,186) ttributable(b) gold euivalent ounces sold 2,8,2 2,2,2 A 8 8 A 1,260 1,28 C 26 08 D ee page of this for details of the footnotes referenced within the table above

2021 ANNUAL REPORT KINROSS GOLD MDA 56 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember 1, 2021 6 (a) The portion attributable to Chirano noncontrolling interest represents the noncontrolling interest (10) in the production cost of sales for the Chirano mine (b) “Attributable” includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (0) costs (c) “Portion attributable to Chirano noncontrolling interest” represents the noncontrolling interest (10) in the ounces sold from the Chirano mine (d) “Consolidated production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold (e) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or byproduct metal (ie silver) Revenue from the sale of silver, which is produced as a byproduct of the process used to produce gold, effectively reduces the cost of gold production (f) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain restructuring expenses General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company (g) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to nonsustaining activities as well as other items not reflective of the underlying operating performance of our business Other operating expenses are classified as either sustaining or nonsustaining based on the type and location of the expenditure incurred The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining Other operating expenses incurred at locations where there is no current operation or related to other nonsustaining activities are classified as nonsustaining (h) “Reclamation and remediation sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as nonsustaining (i) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less nonsustaining exploration and business development expenses Exploration expenses are classified as either sustaining or nonsustaining based on a determination of the type and location of the exploration expenditure Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs Exploration expenditures focused on new ore bodies near existing mines (ie brownfield), new exploration projects (ie greenfield) or for other generative exploration activity not linked to existing mining operations are classified as nonsustaining Business development expenses are classified as either sustaining or nonsustaining based on a determination of the type of expense and requirement for general or growth related operations (j) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and nonsustaining capital Nonsustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations Nonsustaining capital expenditures during the year ended December 31, 2021, primarily related to major projects at Tasiast, La Coipa, Udinsk, ort Knox, and Round Mountain Non sustaining capital expenditures during the year ended December 31, 2020, primarily related to major projects at Tasiast, ort Knox and Round Mountain Nonsustaining capital expenditures during the year ended December 31, 201, primarily related to major projects at Tasiast, Round Mountain, Bald Mountain and ort Knox (k) “Lease payments – sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less nonsustaining lease payments Lease payments for development projects or closed mines are classified as nonsustaining INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember 1, 2021 C S I ll statements other than statements of historical fact contained or incorporated by reference in this including but not limited to any information as to the future financial or operating performance of Kinross, constitute ‘‘forwardlooking information’’ or ‘‘forwardlooking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United tates rivate ecurities itigation eform ct of and are based on epectations estimates and proections as of the date of this orwardlooing statements contained in this include, but are not limited to, those under the headings (or headings that include) “Outlook”, “Project Updates and New Developments”, “ther evelopments” and “Liquidity Outlook” and include without limitation statements with respect to our guidance for production production costs of sales allin sustaining cost of sales allin cost cash flow free cash flow epenses and capital ependitures the declaration, payment and sustainability of the Company’s dividends or share repurchases optimiation of mine plans identification of additional resources and reserves the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s greenhouse gas emissions reduction targets; the Company’s capital reinvestment program and continuous improvement initiatives and proect performance or outperformance as well as references to other possible events the future price of gold and silver the timing and amount of estimated future production costs of production operating costs capital ependitures costs and timing of the development of proects and new deposits estimates and the realiation of such estimates such as mineral or gold reserves and resources or mine life success of eploration development and mining currency fluctuations capital reuirements proect studies government regulation permit applications restarting suspended or disrupted operations environmental riss and proceedings and resolution of pending litigation The words “advance”, “anticipate”, “believe”, “continue”, “estimates”, “expects”, “explore”, “forecast”, “future”, “growth”, “goal”, “guidance” “opportunities”, “outlook”, “plan”, “potential”, “progress”, “target” or variations of or similar such words and phrases or statements that certain actions events or results may could should or will be achieved received or taen or will occur or result and similar such epressions identify forwardlooing statements orwardlooing statements are necessarily based upon a number of estimates and assumptions that while considered reasonable by inross as of the date of such statements are inherently subect to significant business economic and competitive uncertainties and contingencies he estimates models and assumptions of inross referenced contained or incorporated by reference in this which may prove to be incorrect include but are not limited to the various assumptions set forth herein and in our nnual nformation orm dated arch as well as there being no significant disruptions affecting the operations of the Company whether due to etreme weather events including without limitation ecessive or lac of rainfall in particular the potential for further production curtailments at aracatu resulting from insufficient rainfall and the operational challenges at ort no and ald ountain resulting from ecessive rainfall which can impact costs andor production and other or related natural disasters labour disruptions including but not limited to stries or worforce reductions supply disruptions power disruptions damage to euipment pit wall slides or otherwise permitting development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current epectations including without limitation the maintenance of eisting permits and approvals and the timely receipt of all permits and authoriations necessary for the operation of asiast water and power supply and continued operation of the tailings reprocessing facility at aracatu permitting and development of the obo arte proect the rampup of production at the a Coipa project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any urisdiction in which the Company operates being consistent with its current epectations including without limitation the impact of any political tensions and uncertainty in the ussian ederation or any related sanctions and any other similar restrictions or penalties imposed or actions taen by any government including but not limited to amendments to the mining laws and potential power rationing and tailings facility regulations in rail potential amendments to water laws andor other water use restrictions and regulatory actions in Chile new dam safety regulations potential amendments to minerals and mining laws and energy levies laws new regulations relating to wor permits potential amendments to customs and mining laws including but not limited to amendments to the and the potential application of the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other urisdictions potential amendments to and enforcement of ta laws in ussia hana and auritania including but not limited to the interpretation implementation application and enforcement of any such laws and amendments thereto), the modification or revocation of Russia’s international tax treaties, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies scoping studies and pre feasibility and feasibility studies on the timelines currently epected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the anh Choh feasibility study the echange rate between the Canadian dollar railian real Chilean peso ussian rouble auritanian ouguiya hanaian cedi and the dollar being approimately consistent with current levels certain price assumptions for gold and silver prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations attributable production and cost of sales forecasts for the Company meeting epectations the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations including but not limited to ore tonnage and ore grade estimates future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current epectations the terms and conditions of the legal and fiscal stability agreements for the asiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of ta customs and duties eemptions and royalties goodwill andor asset impairment potential the regulatory and legislative regime regarding mining electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (1 access to capital marets including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brailian power plants will operate in a manner consistent with our epectations potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing C pandemic the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the C pandemic including but not limited to social distancing travel restrictions business continuity plans and efforts to mitigate supply chain disruptions changes in national and local government legislation or other government actions particularly in response to the C pandemic litigation regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s epectations including without limitation the audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom and the ongoing unnyside settlement regarding potential liability under the Comprehensive nvironmental esponse Compensation and iability ct that the benefits of the definitive agreement with the Government of Mauritania will result in increased stability at the Company’s operations in Mauritania; (21) the Company’s financial results, cash flows and future prospects being consistent with Company epectations in amounts sufficient to permit sustained dividend payments the impacts of the pit wall issues at ound ountain being consistent with the Company’s expectations; (23) that the Great Bear Resources acquisition will close in accordance with and on the timeline contemplated by the terms and conditions of the relevant agreements on a basis consistent with our epectations the anticipated mineraliation of the iie roect being consistent with epectations and the potential benefits to inross from the proect and any upside from the proect and the Company’s estimates regarding the timing of completion of the and proects nown and unnown factors could cause actual results to differ materially from those proected in the forwardlooing statements uch factors include but are not limited to the inaccuracy of any of the foregoing assumptions sanctions any other similar restrictions or penalties now or subseuently imposed other actions taen by against in respect of or otherwise impacting any urisdiction in which the Company is domiciled or operates including but not limited to the ussian ederation Canada the uropean nion and the nited tates or any

57 MDA 2021 ANNUAL REPORT KINROSS GOLD INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember 1, 2021 6 (a) The portion attributable to Chirano noncontrolling interest represents the noncontrolling interest (10) in the production cost of sales for the Chirano mine (b) “Attributable” includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (0) costs (c) “Portion attributable to Chirano noncontrolling interest” represents the noncontrolling interest (10) in the ounces sold from the Chirano mine (d) “Consolidated production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold (e) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or byproduct metal (ie silver) Revenue from the sale of silver, which is produced as a byproduct of the process used to produce gold, effectively reduces the cost of gold production (f) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain restructuring expenses General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company (g) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to nonsustaining activities as well as other items not reflective of the underlying operating performance of our business Other operating expenses are classified as either sustaining or nonsustaining based on the type and location of the expenditure incurred The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining Other operating expenses incurred at locations where there is no current operation or related to other nonsustaining activities are classified as nonsustaining (h) “Reclamation and remediation sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as nonsustaining (i) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less nonsustaining exploration and business development expenses Exploration expenses are classified as either sustaining or nonsustaining based on a determination of the type and location of the exploration expenditure Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs Exploration expenditures focused on new ore bodies near existing mines (ie brownfield), new exploration projects (ie greenfield) or for other generative exploration activity not linked to existing mining operations are classified as nonsustaining Business development expenses are classified as either sustaining or nonsustaining based on a determination of the type of expense and requirement for general or growth related operations (j) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and nonsustaining capital Nonsustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations Nonsustaining capital expenditures during the year ended December 31, 2021, primarily related to major projects at Tasiast, La Coipa, Udinsk, ort Knox, and Round Mountain Non sustaining capital expenditures during the year ended December 31, 2020, primarily related to major projects at Tasiast, ort Knox and Round Mountain Nonsustaining capital expenditures during the year ended December 31, 201, primarily related to major projects at Tasiast, Round Mountain, Bald Mountain and ort Knox (k) “Lease payments – sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less nonsustaining lease payments Lease payments for development projects or closed mines are classified as nonsustaining INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember 1, 2021 C S I ll statements other than statements of historical fact contained or incorporated by reference in this including but not limited to any information as to the future financial or operating performance of Kinross, constitute ‘‘forwardlooking information’’ or ‘‘forwardlooking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United tates rivate ecurities itigation eform ct of and are based on epectations estimates and proections as of the date of this orwardlooing statements contained in this include, but are not limited to, those under the headings (or headings that include) “Outlook”, “Project Updates and New Developments”, “ther evelopments” and “Liquidity Outlook” and include without limitation statements with respect to our guidance for production production costs of sales allin sustaining cost of sales allin cost cash flow free cash flow epenses and capital ependitures the declaration, payment and sustainability of the Company’s dividends or share repurchases optimiation of mine plans identification of additional resources and reserves the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s greenhouse gas emissions reduction targets; the Company’s capital reinvestment program and continuous improvement initiatives and proect performance or outperformance as well as references to other possible events the future price of gold and silver the timing and amount of estimated future production costs of production operating costs capital ependitures costs and timing of the development of proects and new deposits estimates and the realiation of such estimates such as mineral or gold reserves and resources or mine life success of eploration development and mining currency fluctuations capital reuirements proect studies government regulation permit applications restarting suspended or disrupted operations environmental riss and proceedings and resolution of pending litigation The words “advance”, “anticipate”, “believe”, “continue”, “estimates”, “expects”, “explore”, “forecast”, “future”, “growth”, “goal”, “guidance” “opportunities”, “outlook”, “plan”, “potential”, “progress”, “target” or variations of or similar such words and phrases or statements that certain actions events or results may could should or will be achieved received or taen or will occur or result and similar such epressions identify forwardlooing statements orwardlooing statements are necessarily based upon a number of estimates and assumptions that while considered reasonable by inross as of the date of such statements are inherently subect to significant business economic and competitive uncertainties and contingencies he estimates models and assumptions of inross referenced contained or incorporated by reference in this which may prove to be incorrect include but are not limited to the various assumptions set forth herein and in our nnual nformation orm dated arch as well as there being no significant disruptions affecting the operations of the Company whether due to etreme weather events including without limitation ecessive or lac of rainfall in particular the potential for further production curtailments at aracatu resulting from insufficient rainfall and the operational challenges at ort no and ald ountain resulting from ecessive rainfall which can impact costs andor production and other or related natural disasters labour disruptions including but not limited to stries or worforce reductions supply disruptions power disruptions damage to euipment pit wall slides or otherwise permitting development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current epectations including without limitation the maintenance of eisting permits and approvals and the timely receipt of all permits and authoriations necessary for the operation of asiast water and power supply and continued operation of the tailings reprocessing facility at aracatu permitting and development of the obo arte proect the rampup of production at the a Coipa project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any urisdiction in which the Company operates being consistent with its current epectations including without limitation the impact of any political tensions and uncertainty in the ussian ederation or any related sanctions and any other similar restrictions or penalties imposed or actions taen by any government including but not limited to amendments to the mining laws and potential power rationing and tailings facility regulations in rail potential amendments to water laws andor other water use restrictions and regulatory actions in Chile new dam safety regulations potential amendments to minerals and mining laws and energy levies laws new regulations relating to wor permits potential amendments to customs and mining laws including but not limited to amendments to the and the potential application of the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other urisdictions potential amendments to and enforcement of ta laws in ussia hana and auritania including but not limited to the interpretation implementation application and enforcement of any such laws and amendments thereto), the modification or revocation of Russia’s international tax treaties, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies scoping studies and pre feasibility and feasibility studies on the timelines currently epected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the anh Choh feasibility study the echange rate between the Canadian dollar railian real Chilean peso ussian rouble auritanian ouguiya hanaian cedi and the dollar being approimately consistent with current levels certain price assumptions for gold and silver prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations attributable production and cost of sales forecasts for the Company meeting epectations the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations including but not limited to ore tonnage and ore grade estimates future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current epectations the terms and conditions of the legal and fiscal stability agreements for the asiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of ta customs and duties eemptions and royalties goodwill andor asset impairment potential the regulatory and legislative regime regarding mining electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (1 access to capital marets including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brailian power plants will operate in a manner consistent with our epectations potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing C pandemic the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the C pandemic including but not limited to social distancing travel restrictions business continuity plans and efforts to mitigate supply chain disruptions changes in national and local government legislation or other government actions particularly in response to the C pandemic litigation regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s epectations including without limitation the audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom and the ongoing unnyside settlement regarding potential liability under the Comprehensive nvironmental esponse Compensation and iability ct that the benefits of the definitive agreement with the Government of Mauritania will result in increased stability at the Company’s operations in Mauritania; (21) the Company’s financial results, cash flows and future prospects being consistent with Company epectations in amounts sufficient to permit sustained dividend payments the impacts of the pit wall issues at ound ountain being consistent with the Company’s expectations; (23) that the Great Bear Resources acquisition will close in accordance with and on the timeline contemplated by the terms and conditions of the relevant agreements on a basis consistent with our epectations the anticipated mineraliation of the iie roect being consistent with epectations and the potential benefits to inross from the proect and any upside from the proect and the Company’s estimates regarding the timing of completion of the and proects nown and unnown factors could cause actual results to differ materially from those proected in the forwardlooing statements uch factors include but are not limited to the inaccuracy of any of the foregoing assumptions sanctions any other similar restrictions or penalties now or subseuently imposed other actions taen by against in respect of or otherwise impacting any urisdiction in which the Company is domiciled or operates including but not limited to the ussian ederation Canada the uropean nion and the nited tates or any

2021 ANNUAL REPORT KINROSS GOLD MDA 58 INSS GD CATIN MANAGEMENT’S DISCUSSIN AND ANASIS For the year ended ecember 1, 2021 8 government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such urisdiction fluctuations in the currency markets fluctuations in the spot and forward price of gold or certain other commodities such as fuel and electricity price inflation of goods and services changes in the discount rates applied to calculate the present value of net future cash flows based on countryspecific real weighted average cost of capital changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the marktomarket value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations risks arising from holding derivative instruments such as credit risk, market liquidity risk and marktomarket risk changes in national and local government legislation, taxation including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, valueadded or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes, controls, policies and regulations the security of personnel and assets political or economic developments in Canada, the nited States, Chile, razil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business business opportunities that may be presented to, or pursued by, us our ability to successfully integrate acquisitions and complete divestitures operating or technical difficulties in connection with mining, development or refining activities employee relations litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company and/or its directors, officers, or employees including, but not limited to, securities class action litigation in Canada and/or the nited States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anticorruption, international sanctions and/or antimoney laundering laws and regulations in Canada, the nited States or any other applicable urisdiction the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits diminishing quantities or grades of reserves adverse changes in our credit ratings and contests over title to properties, particularly title to undeveloped properties In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, caveins, flooding and gold bullion losses and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forwardlooking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets There can be no assurance that forwardlooking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements Forwardlooking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future All of the forwardlooking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the nited States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form dated March 31, 2021 and the “Cautionary Statement on ForwardLooking Information” in our greenhouse gas emissions news release dated February 1, 2022 These factors are not intended to represent a complete list of the factors that could affect Kinross Kinross disclaims any intention or obligation to update or revise any forwardlooking statements or to explain any material difference between subsequent actual events and such forwardlooking statements, except to the extent required by applicable law Key Sensitivities Approximately 00 of the Companys costs are denominated in S dollars A 10 change in foreign currency exchange rates would be expected to result in an approximate 20 impact on attributable production cost of sales per equivalent ounce sold Specific to the Russian rouble, a 10 change in the exchange rate would be expected to result in an approximate 2 impact on Russian production cost of sales per equivalent ounce sold Specific to the razilian real, a 10 change in the exchange rate would be expected to result in an approximate 30 impact on razilian production cost of sales per equivalent ounce sold A 10 per barrel change in the price of oil would be expected to result in an approximate 3 impact on attributable production cost of sales per equivalent ounce sold A 100 change in the price of gold would be expected to result in an approximate impact on attributable production cost of sales per equivalent ounce sold as a result of a change in royalties Other information Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr ohn Sims who is a “qualified person” within the meaning of ational Instrument 3101 Mr Sims was an officer of Kinross until December 31, 2020 Mr Sims remains the Company’s qualified person as an external consultant Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10 in the same direction, either appreciating or depreciating, taing into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

1 FS 2021 ANNUAL REPORT KINROSS GOLD 1 MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS The consolidated financial statements, the notes thereto, and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation (the “Company”). The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management. In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules. The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues. The consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States). /s/ J. Paul Rollinson /s/ Andrea S. Freeborough J. PAUL ROLLINSON ANDREA S. FREEBOROUGH President and Chief Executive Officer Toronto, Canada February 16, 2022 Executive Vice-President and Chief Financial Officer Toronto, Canada February 16, 2022

2021 ANNUAL REPORT KINROSS GOLD FS 2 3 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and Board of Directors of Kinross Gold Corporation Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Kinross Gold Corporation (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, cash flows and equity for each of the years then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 16, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Indicators of impairment or reversal of impairment for property, plant and equipment As discussed in Note 7v. to the consolidated financial statements, the carrying value of the Company’s property, plant and equipment was $7,617.7 million as of December 31, 2021. As discussed in Note 3xii. to the consolidated financial statements, the carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment. We identified the evaluation of indicators of impairment or reversal of impairment for property, plant and equipment as a critical audit matter. Assessing the Company’s evaluation of indicators of impairment or reversal of impairment involved the application of significant auditor judgment. Specifically, significant judgment was required to evaluate the future gold prices and the mineral reserves and mineral resources, on which the assumptions for recoverable production are based. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process to assess indicators of impairment or reversal of impairment. This included controls related to the determination of future gold price and mineral reserves and mineral resources. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the mineral reserves and mineral resources estimate, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the future gold prices used in the Company’s assessment by comparing to third party estimates. /s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants We have served as the Company’s auditor since 2005. Toronto, Canada February 16, 2022 2 MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING The management of Kinross Gold Corporation (“Kinross”) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has evaluated the design and operation of Kinross’ internal control over financial reporting as of December 31, 2021, and has concluded that such internal control over financial reporting is effective. The effectiveness of Kinross’ internal control over financial reporting as of December 31, 2021 has been audited by KPMG LLP, independent registered public accounting firm, as stated in their report that appears herein. /s/ J. Paul Rollinson /s/ Andrea S. Freeborough J. PAUL ROLLINSON ANDREA S. FREEBOROUGH President and Chief Executive Officer Toronto, Canada February 16, 2022 Executive Vice-President and Chief Financial Officer Toronto, Canada February 16, 2022

3 FS 2021 ANNUAL REPORT KINROSS GOLD 3 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and Board of Directors of Kinross Gold Corporation Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Kinross Gold Corporation (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, cash flows and equity for each of the years then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 16, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Indicators of impairment or reversal of impairment for property, plant and equipment As discussed in Note 7v. to the consolidated financial statements, the carrying value of the Company’s property, plant and equipment was $7,617.7 million as of December 31, 2021. As discussed in Note 3xii. to the consolidated financial statements, the carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment. We identified the evaluation of indicators of impairment or reversal of impairment for property, plant and equipment as a critical audit matter. Assessing the Company’s evaluation of indicators of impairment or reversal of impairment involved the application of significant auditor judgment. Specifically, significant judgment was required to evaluate the future gold prices and the mineral reserves and mineral resources, on which the assumptions for recoverable production are based. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process to assess indicators of impairment or reversal of impairment. This included controls related to the determination of future gold price and mineral reserves and mineral resources. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the mineral reserves and mineral resources estimate, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the future gold prices used in the Company’s assessment by comparing to third party estimates. /s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants We have served as the Company’s auditor since 2005. Toronto, Canada February 16, 2022 2 MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING The management of Kinross Gold Corporation (“Kinross”) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has evaluated the design and operation of Kinross’ internal control over financial reporting as of December 31, 2021, and has concluded that such internal control over financial reporting is effective. The effectiveness of Kinross’ internal control over financial reporting as of December 31, 2021 has been audited by KPMG LLP, independent registered public accounting firm, as stated in their report that appears herein. /s/ J. Paul Rollinson /s/ Andrea S. Freeborough J. PAUL ROLLINSON ANDREA S. FREEBOROUGH President and Chief Executive Officer Toronto, Canada February 16, 2022 Executive Vice-President and Chief Financial Officer Toronto, Canada February 16, 2022

2021 ANNUAL REPORT KINROSS GOLD FS 4 KINROSS GOLD CORPORATION 5 CONSOLIDATED BALANCE SHEETS (expressed in millions of United States dollars, except share amounts) December 31, December 31, 2021 2020 Assets Current assets Cash and cash equivalents Note 7 531.5 $ 1,210.9 $ Restricted cash Note 7 11.4 13.7 Accounts receivable and other assets Note 7 214.5 115.8 Current income tax recoverable 10.2 29.9 Inventories Note 7 1,151.3 1,072.9 Unrealized fair value of derivative assets Note 10 30.0 6.5 1,948.9 2,449.7 Non-current assets Property, plant and equipment Note 7 7,617.7 7,653.5 Goodwill Note 7 158.8 158.8 Long-term investments Note 7 98.2 113.0 Investment in joint venture Note 9 7.1 18.3 Other long-term assets Note 7 590.9 537.2 Deferred tax assets Note 18 6.5 2.7 Total assets 10,428.1 $ 10,933.2 $ Liabilities Current liabilities Accounts payable and accrued liabilities Note 7 492.7 $ 479.2 $ Current income tax payable 95.0 114.5 Current portion of long-term debt and credit facilities Note 12 40.0 499.7 Current portion of provisions Note 14 90.0 63.8 Other current liabilities Note 7 23.7 49.7 Deferred payment obligation Note 6 - 141.5 741.4 1,348.4 Non-current liabilities Long-term debt and credit facilities Note 12 1,589.9 1,424.2 Provisions Note 14 847.9 861.1 Long-term lease liabilities Note 13 35.1 46.3 Other long-term liabilities 127.4 102.4 Deferred tax liabilities Note 18 436.8 487.8 Total liabilities 3,778.5 $ 4,270.2 $ Equity Common shareholders' equity Common share capital Note 15 4,427.7 $ 4,473.7 $ Contributed surplus 10,664.4 10,709.0 Accumulated deficit (8,492.4) (8,562.5) Accumulated other comprehensive income (loss) Note 7 (18.8) (23.7) Total common shareholders' equity 6,580.9 6,596.5 Non-controlling interests 68.7 66.5 Total equity 6,649.6 $ 6,663.0 $ Commitments and contingencies Note 20 Subsequent events Note 12, 15 and 22 Total liabilities and equity 10,428.1 $ 10,933.2 $ Common shares Authorized Unlimited Unlimited Issued and outstanding Note 15 1,244,332,772 1,258,320,461 As at The accompanying notes are an integral part of these consolidated financial statements. Signed on behalf of the Board: /s/ Glenn A. Ives /s/ Kerry D. Dyte Glenn A. Ives Kerry D. Dyte Director Director 4 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and Board of Directors of Kinross Gold Corporation: Opinion on Internal Control Over Financial Reporting We have audited Kinross Gold Corporation’s (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, cash flows and equity for each of the years then ended and the related notes (collectively, the consolidated financial statements), and our report dated February 16, 2022 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants Toronto, Canada February 16, 2022

5 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION 5 CONSOLIDATED BALANCE SHEETS (expressed in millions of United States dollars, except share amounts) December 31, December 31, 2021 2020 Assets Current assets Cash and cash equivalents Note 7 531.5 $ 1,210.9 $ Restricted cash Note 7 11.4 13.7 Accounts receivable and other assets Note 7 214.5 115.8 Current income tax recoverable 10.2 29.9 Inventories Note 7 1,151.3 1,072.9 Unrealized fair value of derivative assets Note 10 30.0 6.5 1,948.9 2,449.7 Non-current assets Property, plant and equipment Note 7 7,617.7 7,653.5 Goodwill Note 7 158.8 158.8 Long-term investments Note 7 98.2 113.0 Investment in joint venture Note 9 7.1 18.3 Other long-term assets Note 7 590.9 537.2 Deferred tax assets Note 18 6.5 2.7 Total assets 10,428.1 $ 10,933.2 $ Liabilities Current liabilities Accounts payable and accrued liabilities Note 7 492.7 $ 479.2 $ Current income tax payable 95.0 114.5 Current portion of long-term debt and credit facilities Note 12 40.0 499.7 Current portion of provisions Note 14 90.0 63.8 Other current liabilities Note 7 23.7 49.7 Deferred payment obligation Note 6 - 141.5 741.4 1,348.4 Non-current liabilities Long-term debt and credit facilities Note 12 1,589.9 1,424.2 Provisions Note 14 847.9 861.1 Long-term lease liabilities Note 13 35.1 46.3 Other long-term liabilities 127.4 102.4 Deferred tax liabilities Note 18 436.8 487.8 Total liabilities 3,778.5 $ 4,270.2 $ Equity Common shareholders' equity Common share capital Note 15 4,427.7 $ 4,473.7 $ Contributed surplus 10,664.4 10,709.0 Accumulated deficit (8,492.4) (8,562.5) Accumulated other comprehensive income (loss) Note 7 (18.8) (23.7) Total common shareholders' equity 6,580.9 6,596.5 Non-controlling interests 68.7 66.5 Total equity 6,649.6 $ 6,663.0 $ Commitments and contingencies Note 20 Subsequent events Note 12, 15 and 22 Total liabilities and equity 10,428.1 $ 10,933.2 $ Common shares Authorized Unlimited Unlimited Issued and outstanding Note 15 1,244,332,772 1,258,320,461 As at The accompanying notes are an integral part of these consolidated financial statements. Signed on behalf of the Board: /s/ Glenn A. Ives /s/ Kerry D. Dyte Glenn A. Ives Kerry D. Dyte Director Director 4 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and Board of Directors of Kinross Gold Corporation: Opinion on Internal Control Over Financial Reporting We have audited Kinross Gold Corporation’s (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, cash flows and equity for each of the years then ended and the related notes (collectively, the consolidated financial statements), and our report dated February 16, 2022 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants Toronto, Canada February 16, 2022

2021 ANNUAL REPORT KINROSS GOLD FS 6 KINROSS GOLD CORPORATION 7 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (expressed in millions of United States dollars) December 31, December 31, 2021 2020 Net earnings 218.7 $ 1,358.7 $ Other comprehensive income (loss), net of tax: Note 7 Items that will not be reclassified to profit or loss: Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value(a) (19.8) 0.3 Items that are or may be reclassified to profit or loss in subsequent periods: Cash flow hedges - effective portion of changes in fair value(b) 38.2 (27.7) Cash flow hedges - reclassified out of accumulated other comprehensive income ("AOCI")(c) (13.5) 24.1 4.9 (3.3) Total comprehensive income 223.6 $ 1,355.4 $ Attributable to non-controlling interests (2.5) $ 16.3 $ Attributable to common shareholders 226.1 $ 1,339.1 $ Years ended (a) Net of tax expense of $nil (2020 - $nil). (b) Net of tax expense (recovery) of $12.4 million (2020 - $(12.5) million). (c) Net of tax (recovery) expense of $(3.5) million (2020 - $10.4 million). The accompanying notes are an integral part of these consolidated financial statements. KINROSS GOLD CORPORATION 6 CONSOLIDATED STATEMENTS OF OPERATIONS (expressed in millions of United States dollars, except share and per share amounts) December 31, December 31, 2021 2020 Revenue Metal sales 3,729.4 $ 4,213.4 $ Cost of sales Production cost of sales 1,726.1 1,725.7 Depreciation, depletion and amortization 840.9 842.3 Impairment charges (reversals) and asset derecognition - net Note 8 144.5 (650.9) Total cost of sales 2,711.5 1,917.1 Gross profit 1,017.9 2,296.3 Other operating expense Note 7 294.6 186.5 Exploration and business development 133.1 92.5 General and administrative 126.6 117.9 Operating earnings 463.6 1,899.4 Other income - net Note 7 79.2 7.4 Finance income 12.3 4.3 Finance expense Note 7 (85.7) (112.6) Earnings before tax 469.4 1,798.5 Income tax expense - net Note 18 (250.7) (439.8) Net earnings 218.7 $ 1,358.7 $ Net (loss) earnings attributable to: Non-controlling interests (2.5) $ 16.3 $ Common shareholders 221.2 $ 1,342.4 $ Earnings per share attributable to common shareholders Basic 0.18 $ 1.07 $ Diluted 0.17 $ 1.06 $ Weighted average number of common shares outstanding (millions) Note 17 Basic 1,259.1 1,257.2 Diluted 1,269.1 1,268.0 Years ended The accompanying notes are an integral part of these consolidated financial statements.

7 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION 7 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (expressed in millions of United States dollars) December 31, December 31, 2021 2020 Net earnings 218.7 $ 1,358.7 $ Other comprehensive income (loss), net of tax: Note 7 Items that will not be reclassified to profit or loss: Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value(a) (19.8) 0.3 Items that are or may be reclassified to profit or loss in subsequent periods: Cash flow hedges - effective portion of changes in fair value(b) 38.2 (27.7) Cash flow hedges - reclassified out of accumulated other comprehensive income ("AOCI")(c) (13.5) 24.1 4.9 (3.3) Total comprehensive income 223.6 $ 1,355.4 $ Attributable to non-controlling interests (2.5) $ 16.3 $ Attributable to common shareholders 226.1 $ 1,339.1 $ Years ended (a) Net of tax expense of $nil (2020 - $nil). (b) Net of tax expense (recovery) of $12.4 million (2020 - $(12.5) million). (c) Net of tax (recovery) expense of $(3.5) million (2020 - $10.4 million). The accompanying notes are an integral part of these consolidated financial statements. KINROSS GOLD CORPORATION 6 CONSOLIDATED STATEMENTS OF OPERATIONS (expressed in millions of United States dollars, except share and per share amounts) December 31, December 31, 2021 2020 Revenue Metal sales 3,729.4 $ 4,213.4 $ Cost of sales Production cost of sales 1,726.1 1,725.7 Depreciation, depletion and amortization 840.9 842.3 Impairment charges (reversals) and asset derecognition - net Note 8 144.5 (650.9) Total cost of sales 2,711.5 1,917.1 Gross profit 1,017.9 2,296.3 Other operating expense Note 7 294.6 186.5 Exploration and business development 133.1 92.5 General and administrative 126.6 117.9 Operating earnings 463.6 1,899.4 Other income - net Note 7 79.2 7.4 Finance income 12.3 4.3 Finance expense Note 7 (85.7) (112.6) Earnings before tax 469.4 1,798.5 Income tax expense - net Note 18 (250.7) (439.8) Net earnings 218.7 $ 1,358.7 $ Net (loss) earnings attributable to: Non-controlling interests (2.5) $ 16.3 $ Common shareholders 221.2 $ 1,342.4 $ Earnings per share attributable to common shareholders Basic 0.18 $ 1.07 $ Diluted 0.17 $ 1.06 $ Weighted average number of common shares outstanding (millions) Note 17 Basic 1,259.1 1,257.2 Diluted 1,269.1 1,268.0 Years ended The accompanying notes are an integral part of these consolidated financial statements.

2021 ANNUAL REPORT KINROSS GOLD FS 8 KINROSS GOLD CORPORATION 9 CONSOLIDATED STATEMENTS OF EQUITY (expressed in millions of United States dollars) December 31, December 31, 2021 2020 Common share capital Balance at the beginning of the period 4,473.7 $ 14,926.2 $ Transfer to contributed surplus on reduction of stated capital Note 15 - (10,473.4) Transfer from contributed surplus on exercise of restricted shares 7.8 7.8 Repurchase and cancellation of shares Note 15 (62.9) - Options exercised, including cash 9.1 13.1 Balance at the end of the period 4,427.7 $ 4,473.7 $ Contributed surplus Balance at the beginning of the period 10,709.0 $ 242.1 $ Transfer from common share capital on reduction of stated capital Note 15 - 10,473.4 Repurchase and cancellation of shares Note 15 (37.3) - Share-based compensation 10.8 13.7 Transfer of fair value of exercised options and restricted shares (18.1) (20.2) Balance at the end of the period 10,664.4 $ 10,709.0 $ Accumulated deficit Balance at the beginning of the period (8,562.5) $ (9,829.4) $ Dividends paid Note 15 (151.1) (75.5) Net earnings attributable to common shareholders 221.2 1,342.4 Balance at the end of the period (8,492.4) $ (8,562.5) $ Accumulated other comprehensive income (loss) Balance at the beginning of the period (23.7) $ (20.4) $ Other comprehensive income (loss), net of tax 4.9 (3.3) Balance at the end of the period (18.8) $ (23.7) $ Total accumulated deficit and accumulated other comprehensive loss (8,511.2) $ (8,586.2) $ Total common shareholders' equity 6,580.9 $ 6,596.5 $ Non-controlling interests Balance at the beginning of the period 66.5 $ 14.1 $ Net (loss) earnings attributable to non-controlling interests (2.5) 16.3 Non-controlling interest resulting from Manh Choh acquisition Note 6 - 41.0 Funding from non-controlling interest 4.7 1.1 Dividends paid to non-controlling interest - (6.0) Balance at the end of the period 68.7 $ 66.5 $ Total equity 6,649.6 $ 6,663.0 $ Years ended The accompanying notes are an integral part of these consolidated financial statements. KINROSS GOLD CORPORATION 8 CONSOLIDATED STATEMENTS OF CASH FLOWS (expressed in millions of United States dollars) December 31, December 31, 2021 2020 Net inflow (outflow) of cash related to the following activities: Operating: Net earnings 218.7 $ 1,358.7 $ Depreciation, depletion and amortization 840.9 842.3 Impairment charges (reversals) and asset derecognition - net Note 8 144.5 (650.9) Share-based compensation expense 10.8 13.7 Finance expense 85.7 112.6 Deferred tax (recovery) expense (63.7) 217.9 Foreign exchange losses and other 72.9 11.8 Reclamation expense 0.1 6.6 Changes in operating assets and liabilities: Accounts receivable and other assets (50.0) (120.9) Inventories (86.7) (6.8) Accounts payable and accrued liabilities 265.4 279.0 Cash flow provided from operating activities 1,438.6 2,064.0 Income taxes paid (303.4) (106.4) Net cash flow provided from operating activities 1,135.2 1,957.6 Investing: Additions to property, plant and equipment (938.6) (916.1) Interest paid capitalized to property, plant and equipment Note 12 (51.1) (47.9) Acquisitions Note 6 (141.5) (267.0) Net additions to long-term investments and other assets (66.3) (5.9) Net proceeds from the sale of property, plant and equipment 1.3 8.4 Decrease (increase) in restricted cash - net 2.3 (23.5) Interest received and other - net 1.3 2.9 Net cash flow used in investing activities (1,192.6) (1,249.1) Financing: Proceeds from drawdown of debt Note 12 200.0 950.0 Repayment of debt Note 12 (500.0) (850.0) Interest paid Note 12 (46.9) (63.1) Payment of lease liabilities Note 12 (33.8) (20.7) Dividends paid to common shareholders Note 15 (151.1) (75.5) Dividends paid to non-controlling interest - (6.0) Repurchase and cancellation of shares Note 15 (100.2) - Other - net 8.8 (2.4) Net cash flow used in financing activities (623.2) (67.7) Effect of exchange rate changes on cash and cash equivalents 1.2 (5.0) (Decrease) increase in cash and cash equivalents (679.4) 635.8 Cash and cash equivalents, beginning of period 1,210.9 575.1 Cash and cash equivalents, end of period $ 531.5 $ 1,210.9 Years ended Adjustments to reconcile net earnings to net cash provided from operating activities: The accompanying notes are an integral part of these consolidated financial statements.

9 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION 9 CONSOLIDATED STATEMENTS OF EQUITY (expressed in millions of United States dollars) December 31, December 31, 2021 2020 Common share capital Balance at the beginning of the period 4,473.7 $ 14,926.2 $ Transfer to contributed surplus on reduction of stated capital Note 15 - (10,473.4) Transfer from contributed surplus on exercise of restricted shares 7.8 7.8 Repurchase and cancellation of shares Note 15 (62.9) - Options exercised, including cash 9.1 13.1 Balance at the end of the period 4,427.7 $ 4,473.7 $ Contributed surplus Balance at the beginning of the period 10,709.0 $ 242.1 $ Transfer from common share capital on reduction of stated capital Note 15 - 10,473.4 Repurchase and cancellation of shares Note 15 (37.3) - Share-based compensation 10.8 13.7 Transfer of fair value of exercised options and restricted shares (18.1) (20.2) Balance at the end of the period 10,664.4 $ 10,709.0 $ Accumulated deficit Balance at the beginning of the period (8,562.5) $ (9,829.4) $ Dividends paid Note 15 (151.1) (75.5) Net earnings attributable to common shareholders 221.2 1,342.4 Balance at the end of the period (8,492.4) $ (8,562.5) $ Accumulated other comprehensive income (loss) Balance at the beginning of the period (23.7) $ (20.4) $ Other comprehensive income (loss), net of tax 4.9 (3.3) Balance at the end of the period (18.8) $ (23.7) $ Total accumulated deficit and accumulated other comprehensive loss (8,511.2) $ (8,586.2) $ Total common shareholders' equity 6,580.9 $ 6,596.5 $ Non-controlling interests Balance at the beginning of the period 66.5 $ 14.1 $ Net (loss) earnings attributable to non-controlling interests (2.5) 16.3 Non-controlling interest resulting from Manh Choh acquisition Note 6 - 41.0 Funding from non-controlling interest 4.7 1.1 Dividends paid to non-controlling interest - (6.0) Balance at the end of the period 68.7 $ 66.5 $ Total equity 6,649.6 $ 6,663.0 $ Years ended The accompanying notes are an integral part of these consolidated financial statements. KINROSS GOLD CORPORATION 8 CONSOLIDATED STATEMENTS OF CASH FLOWS (expressed in millions of United States dollars) December 31, December 31, 2021 2020 Net inflow (outflow) of cash related to the following activities: Operating: Net earnings 218.7 $ 1,358.7 $ Depreciation, depletion and amortization 840.9 842.3 Impairment charges (reversals) and asset derecognition - net Note 8 144.5 (650.9) Share-based compensation expense 10.8 13.7 Finance expense 85.7 112.6 Deferred tax (recovery) expense (63.7) 217.9 Foreign exchange losses and other 72.9 11.8 Reclamation expense 0.1 6.6 Changes in operating assets and liabilities: Accounts receivable and other assets (50.0) (120.9) Inventories (86.7) (6.8) Accounts payable and accrued liabilities 265.4 279.0 Cash flow provided from operating activities 1,438.6 2,064.0 Income taxes paid (303.4) (106.4) Net cash flow provided from operating activities 1,135.2 1,957.6 Investing: Additions to property, plant and equipment (938.6) (916.1) Interest paid capitalized to property, plant and equipment Note 12 (51.1) (47.9) Acquisitions Note 6 (141.5) (267.0) Net additions to long-term investments and other assets (66.3) (5.9) Net proceeds from the sale of property, plant and equipment 1.3 8.4 Decrease (increase) in restricted cash - net 2.3 (23.5) Interest received and other - net 1.3 2.9 Net cash flow used in investing activities (1,192.6) (1,249.1) Financing: Proceeds from drawdown of debt Note 12 200.0 950.0 Repayment of debt Note 12 (500.0) (850.0) Interest paid Note 12 (46.9) (63.1) Payment of lease liabilities Note 12 (33.8) (20.7) Dividends paid to common shareholders Note 15 (151.1) (75.5) Dividends paid to non-controlling interest - (6.0) Repurchase and cancellation of shares Note 15 (100.2) - Other - net 8.8 (2.4) Net cash flow used in financing activities (623.2) (67.7) Effect of exchange rate changes on cash and cash equivalents 1.2 (5.0) (Decrease) increase in cash and cash equivalents (679.4) 635.8 Cash and cash equivalents, beginning of period 1,210.9 575.1 Cash and cash equivalents, end of period $ 531.5 $ 1,210.9 Years ended Adjustments to reconcile net earnings to net cash provided from operating activities: The accompanying notes are an integral part of these consolidated financial statements.

2021 ANNUAL REPORT KINROSS GOLD FS 10 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 11 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES i. Principles of consolidation The significant mining properties and entities of Kinross are listed below. All operating activities involve gold mining and exploration. Each of the significant entities has a December 31 year-end. December 31, December 31, Entity Property/ Segment Location 2021 2020 Subsidiaries: (Consolidated) Kinross Brasil Mineração S.A. ("KBM") Paracatu Brazil 100% 100% Compania Minera Mantos de Oro ("MDO") La Coipa and Lobo-Marte / Corporate and Other Chile 100% 100% Compania Minera Maricunga ("CMM") Maricunga / Corporate and Other Chile 100% 100% Chirano Gold Mines Ltd.(a) Chirano Ghana 90% 90% Tasiast Mauritanie Ltd. S.A. Tasiast Mauritania 100% 100% Chukotka Mining and Geological Company Kupol Russian Federation 100% 100% Northern Gold LLC Dvoinoye/ Kupol Russian Federation 100% 100% Udinsk Gold LLC(b) Chulbatkan / Corporate and Other Russian Federation 100% 100% KG Mining (Bald Mountain) Inc. ("KGBM") Bald Mountain USA 100% 100% Fairbanks Gold Mining, Inc. Fort Knox USA 100% 100% Round Mountain Gold Corporation / KG Mining (Round Mountain) Inc. Echo Bay Minerals Company Kettle River - Buckhorn / Corporate and Other USA 100% 100% Peak Gold, LLC(c) ("Manh Choh") Manh Choh / Corporate and Other USA 70% 70% Interest in joint venture: (Equity accounted) Sociedad Contractual Minera Puren Puren / Corporate and Other Chile 65% 65% As at Round Mountain USA 100% 100% (a) The Company holds a 90% interest in Chirano Gold Mines Ltd. with the Government of Ghana having the right to the remaining 10% interest. (b) On January 16, 2020, the Company acquired the Chulbatkan license, containing the Udinsk project, in Russia. See Note 6i. (c) On September 30, 2020, the Company acquired a 70% interest in the Manh Choh project in Alaska. See Note 6ii. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 10 1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange. The consolidated financial statements of the Company for the year ended December 31, 2021 were authorized for issue in accordance with a resolution of the Board of Directors on February 16, 2022. 2. BASIS OF PRESENTATION These consolidated financial statements for the year ended December 31, 2021 (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The Company’s significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented other than as noted in Note 4. Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

11 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 11 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES i. Principles of consolidation The significant mining properties and entities of Kinross are listed below. All operating activities involve gold mining and exploration. Each of the significant entities has a December 31 year-end. December 31, December 31, Entity Property/ Segment Location 2021 2020 Subsidiaries: (Consolidated) Kinross Brasil Mineração S.A. ("KBM") Paracatu Brazil 100% 100% Compania Minera Mantos de Oro ("MDO") La Coipa and Lobo-Marte / Corporate and Other Chile 100% 100% Compania Minera Maricunga ("CMM") Maricunga / Corporate and Other Chile 100% 100% Chirano Gold Mines Ltd.(a) Chirano Ghana 90% 90% Tasiast Mauritanie Ltd. S.A. Tasiast Mauritania 100% 100% Chukotka Mining and Geological Company Kupol Russian Federation 100% 100% Northern Gold LLC Dvoinoye/ Kupol Russian Federation 100% 100% Udinsk Gold LLC(b) Chulbatkan / Corporate and Other Russian Federation 100% 100% KG Mining (Bald Mountain) Inc. ("KGBM") Bald Mountain USA 100% 100% Fairbanks Gold Mining, Inc. Fort Knox USA 100% 100% Round Mountain Gold Corporation / KG Mining (Round Mountain) Inc. Echo Bay Minerals Company Kettle River - Buckhorn / Corporate and Other USA 100% 100% Peak Gold, LLC(c) ("Manh Choh") Manh Choh / Corporate and Other USA 70% 70% Interest in joint venture: (Equity accounted) Sociedad Contractual Minera Puren Puren / Corporate and Other Chile 65% 65% As at Round Mountain USA 100% 100% (a) The Company holds a 90% interest in Chirano Gold Mines Ltd. with the Government of Ghana having the right to the remaining 10% interest. (b) On January 16, 2020, the Company acquired the Chulbatkan license, containing the Udinsk project, in Russia. See Note 6i. (c) On September 30, 2020, the Company acquired a 70% interest in the Manh Choh project in Alaska. See Note 6ii. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 10 1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange. The consolidated financial statements of the Company for the year ended December 31, 2021 were authorized for issue in accordance with a resolution of the Board of Directors on February 16, 2022. 2. BASIS OF PRESENTATION These consolidated financial statements for the year ended December 31, 2021 (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The Company’s significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented other than as noted in Note 4. Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

2021 ANNUAL REPORT KINROSS GOLD FS 12 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 13 iii. Cash and cash equivalents Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Restricted cash is cash held in banks or in escrow that is not available for general corporate use. Cash and cash equivalents, and restricted cash are classified as and measured at amortized cost. iv. Short-term investments Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest. Short- term investments are classified as and measured at amortized cost. v. Long-term investments Investments in entities that are not subsidiaries, joint operations, joint ventures or investments in associates are designated as financial assets at FVOCI. These equity investments are measured at fair value on acquisition and at each reporting date, with all realized and unrealized gains and losses recorded permanently in AOCI. vi. Inventories Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value (“NRV”). NRV is calculated as the difference between the prevailing or long-term metal price estimates, and estimated costs to complete production into a saleable form and estimated costs to sell. Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term. The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate actual recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term. In-process inventories represent materials that are in the process of being converted to a saleable product. Materials and supplies are valued at the lower of average cost and NRV. Write-downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses inventory write downs in the event that there is a subsequent increase in NRV. vii. Borrowing costs Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use. Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 12 (a) Subsidiaries Subsidiaries are entities controlled by the Company. Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation. (b) Joint Arrangements The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and requiring unanimous consent of each of the parties regarding those activities that significantly affect the returns of the arrangement. The Company’s interest in a joint arrangement is classified as either a joint operation or a joint venture depending on its rights and obligations in the arrangement. In a joint operation, the Company has rights to its share of the assets, and obligations for its share of the liabilities, of the joint arrangement, while in a joint venture, the Company has rights to its share of the net assets of the joint arrangement. For a joint operation, the Company recognizes in the consolidated financial statements, its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company recognizes its investment in the joint arrangement using the equity method of accounting. (c) Associates Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company’s representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the Company ceases to have significant influence. Results of associates are equity accounted for using the results of their most recent annual financial statements or interim financial statements, as applicable. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates. The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, AOCI and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investments in associates are impaired. ii. Functional and presentation currency The functional and presentation currency of the Company is the United States dollar. Transactions denominated in foreign currencies are translated into the United States dollar as follows: Monetary assets and liabilities are translated at the rates of exchange on the consolidated balance sheet date; Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date; Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable on the date of grant of the share-based compensation; and Exchange gains and losses on translation are included in earnings. When the gain or loss on certain non-monetary items, such as long-term investments classified as and measured at FVOCI, is recognized in other comprehensive income (“OCI”), the related translation differences are also recognized in OCI.

13 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 13 iii. Cash and cash equivalents Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Restricted cash is cash held in banks or in escrow that is not available for general corporate use. Cash and cash equivalents, and restricted cash are classified as and measured at amortized cost. iv. Short-term investments Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest. Short- term investments are classified as and measured at amortized cost. v. Long-term investments Investments in entities that are not subsidiaries, joint operations, joint ventures or investments in associates are designated as financial assets at FVOCI. These equity investments are measured at fair value on acquisition and at each reporting date, with all realized and unrealized gains and losses recorded permanently in AOCI. vi. Inventories Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value (“NRV”). NRV is calculated as the difference between the prevailing or long-term metal price estimates, and estimated costs to complete production into a saleable form and estimated costs to sell. Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term. The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate actual recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term. In-process inventories represent materials that are in the process of being converted to a saleable product. Materials and supplies are valued at the lower of average cost and NRV. Write-downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses inventory write downs in the event that there is a subsequent increase in NRV. vii. Borrowing costs Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use. Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 12 (a) Subsidiaries Subsidiaries are entities controlled by the Company. Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation. (b) Joint Arrangements The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and requiring unanimous consent of each of the parties regarding those activities that significantly affect the returns of the arrangement. The Company’s interest in a joint arrangement is classified as either a joint operation or a joint venture depending on its rights and obligations in the arrangement. In a joint operation, the Company has rights to its share of the assets, and obligations for its share of the liabilities, of the joint arrangement, while in a joint venture, the Company has rights to its share of the net assets of the joint arrangement. For a joint operation, the Company recognizes in the consolidated financial statements, its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company recognizes its investment in the joint arrangement using the equity method of accounting. (c) Associates Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company’s representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the Company ceases to have significant influence. Results of associates are equity accounted for using the results of their most recent annual financial statements or interim financial statements, as applicable. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates. The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, AOCI and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investments in associates are impaired. ii. Functional and presentation currency The functional and presentation currency of the Company is the United States dollar. Transactions denominated in foreign currencies are translated into the United States dollar as follows: Monetary assets and liabilities are translated at the rates of exchange on the consolidated balance sheet date; Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date; Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable on the date of grant of the share-based compensation; and Exchange gains and losses on translation are included in earnings. When the gain or loss on certain non-monetary items, such as long-term investments classified as and measured at FVOCI, is recognized in other comprehensive income (“OCI”), the related translation differences are also recognized in OCI.

2021 ANNUAL REPORT KINROSS GOLD FS 14 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 15 more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future (this optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price); and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination. x. Exploration and evaluation (“E&E”) costs E&E costs are those costs required to find a mineral property and determine its commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves. E&E costs consist of: gathering exploration data through topographical and geological studies; exploratory drilling, trenching and sampling; determining the volume and grade of the resource; test work on geology, metallurgy, mining, geotechnical and environmental; and conducting engineering, marketing and financial studies. Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, costs for the project are capitalized prospectively as capitalized E&E costs in property, plant and equipment. The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value. Acquired E&E costs consist of the fair value of: estimated potential ounces, and exploration properties. Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable mineral reserves; however, this determination may be impacted by management’s assessment of certain modifying factors including: legal, environmental, social and governmental factors. xi. Property, plant and equipment Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation costs, and, for qualifying assets, capitalized borrowing costs. Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination. Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. Acquired or capitalized E&E costs may be included within mineral interests in development and operating properties or pre- development properties depending upon the nature of the property to which the costs relate. Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 14 viii. Business combinations A business combination is a transaction or other event in which control over one or more businesses is obtained. A business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods and services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to contribute to the creation of outputs. If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business. Those factors include, but are not limited to, whether the set of activities and assets: has begun planned principal activities; has employees, intellectual property and other inputs and processes that could be applied to those inputs to create outputs or have the ability to contribute to the creation of outputs; is pursuing a plan to produce outputs; and will be able to obtain access to customers that will purchase the outputs. Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business. The Company also has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is determined not to be a business combination. Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units (“CGUs”). Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets. If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations. Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at their acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations. Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date. If the assets acquired are not a business, the transaction is accounted for as an asset acquisition. ix. Goodwill Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of any acquisition amount over such fair value being recorded as goodwill and allocated to CGUs. CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mineral property that is an operating or development stage mine is typically a CGU. Goodwill arises principally because of the following factors: (1) the going concern value of the Company’s capacity to sustain and grow by replacing and augmenting mineral reserves through completely new discoveries; (2) the ability to capture buyer- specific synergies arising upon a transaction; (3) the optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional higher-cost mineral reserves, to intensify efforts to develop the

15 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 15 more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future (this optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price); and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination. x. Exploration and evaluation (“E&E”) costs E&E costs are those costs required to find a mineral property and determine its commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves. E&E costs consist of: gathering exploration data through topographical and geological studies; exploratory drilling, trenching and sampling; determining the volume and grade of the resource; test work on geology, metallurgy, mining, geotechnical and environmental; and conducting engineering, marketing and financial studies. Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, costs for the project are capitalized prospectively as capitalized E&E costs in property, plant and equipment. The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value. Acquired E&E costs consist of the fair value of: estimated potential ounces, and exploration properties. Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable mineral reserves; however, this determination may be impacted by management’s assessment of certain modifying factors including: legal, environmental, social and governmental factors. xi. Property, plant and equipment Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation costs, and, for qualifying assets, capitalized borrowing costs. Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination. Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. Acquired or capitalized E&E costs may be included within mineral interests in development and operating properties or pre- development properties depending upon the nature of the property to which the costs relate. Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 14 viii. Business combinations A business combination is a transaction or other event in which control over one or more businesses is obtained. A business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods and services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to contribute to the creation of outputs. If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business. Those factors include, but are not limited to, whether the set of activities and assets: has begun planned principal activities; has employees, intellectual property and other inputs and processes that could be applied to those inputs to create outputs or have the ability to contribute to the creation of outputs; is pursuing a plan to produce outputs; and will be able to obtain access to customers that will purchase the outputs. Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business. The Company also has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is determined not to be a business combination. Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units (“CGUs”). Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets. If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations. Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at their acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations. Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date. If the assets acquired are not a business, the transaction is accounted for as an asset acquisition. ix. Goodwill Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of any acquisition amount over such fair value being recorded as goodwill and allocated to CGUs. CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mineral property that is an operating or development stage mine is typically a CGU. Goodwill arises principally because of the following factors: (1) the going concern value of the Company’s capacity to sustain and grow by replacing and augmenting mineral reserves through completely new discoveries; (2) the ability to capture buyer- specific synergies arising upon a transaction; (3) the optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional higher-cost mineral reserves, to intensify efforts to develop the

2021 ANNUAL REPORT KINROSS GOLD FS 16 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 17 If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized in the consolidated statement of operations to reduce the CGU or asset’s carrying value to its recoverable amount. For property, plant and equipment and other long-lived assets, a previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized previously. The recoverable amount of a CGU or asset is the higher of its fair value less cost of disposal and its value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value (“NAV”) of the asset. Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use of the asset and does not take into account assumptions of significant future enhancements of an asset’s performance or capacity to which the Company is not committed. Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company’s long-term life of mine (“LOM”) plans, which are updated for each CGU on an annual basis. xiii. Leases Right-of-use assets and lease liabilities are recognized at the commencement date of a lease. Lease liabilities are initially measured at the present value of lease payments to be paid after the lease’s commencement date, discounted using the interest rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate. Right-of-use assets are initially measured at cost, which consists of the initial amount of the lease liability adjusted for any lease payments made on or before the lease’s commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle or restore the leased asset, less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the useful life of the asset or the term of the lease. If a purchase option is expected to be exercised, the asset is amortized over its useful life. Lease liabilities are subsequently measured at amortized cost using the effective interest method and are re-measured if and when there is a change in future lease payments arising from a change in an index or rate, or if and when there is a change in the assessment of whether a purchase, extension or termination option is likely to be exercised. Lease payments for short-term leases, which have a lease term of 12 months or less, leases of low-value assets, as well as leases with variable lease payments are recognized as an expense over the term of such leases. xiv. Financial instruments and hedging activity (a) Financial instrument classification and measurement Financial assets are classified according to their contractual cash flow characteristics and the business models under which they are held. On initial recognition, a financial asset is classified as: amortized cost, fair value through profit and loss (“FVPL”) or FVOCI. A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVPL: it is held with the objective of collecting contractual cash flows; and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to measure the investment at FVOCI whereby changes in the investment’s fair value (realized and unrealized) will be recognized permanently in OCI with no reclassification to profit or loss. The election is made on an investment-by-investment basis. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 16 (a) Asset categories The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property. Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation. Mineral interests consist of: Development and operating properties, which include capitalized development and stripping costs, cost of assets under construction, E&E costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and Pre-development properties, which include E&E costs and mineral interests for those properties for which development has not commenced. (b) Depreciation, depletion and amortization For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production (“UOP”) method for determining depreciation, depletion and amortization, net of residual value. The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves. The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. Any changes in estimates of useful lives are accounted for prospectively from the date of the change. Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion. Land is not depreciated. Mobile and other equipment are generally depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves. The Company reviews useful lives and estimated residual values of its property, plant and equipment annually. Acquired or capitalized E&E costs and assets under construction are not depreciated. These assets are depreciated when they are ready for their intended use. (c) Derecognition The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use. Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized. The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal. xii. Valuation of Goodwill and Long-lived Assets Goodwill is tested for impairment on an annual basis as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU containing goodwill has been reduced below its carrying amount. The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. In addition, capitalized E&E costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project. For such non-current assets, the recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment testing purposes.

17 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 17 If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized in the consolidated statement of operations to reduce the CGU or asset’s carrying value to its recoverable amount. For property, plant and equipment and other long-lived assets, a previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized previously. The recoverable amount of a CGU or asset is the higher of its fair value less cost of disposal and its value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value (“NAV”) of the asset. Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use of the asset and does not take into account assumptions of significant future enhancements of an asset’s performance or capacity to which the Company is not committed. Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company’s long-term life of mine (“LOM”) plans, which are updated for each CGU on an annual basis. xiii. Leases Right-of-use assets and lease liabilities are recognized at the commencement date of a lease. Lease liabilities are initially measured at the present value of lease payments to be paid after the lease’s commencement date, discounted using the interest rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate. Right-of-use assets are initially measured at cost, which consists of the initial amount of the lease liability adjusted for any lease payments made on or before the lease’s commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle or restore the leased asset, less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the useful life of the asset or the term of the lease. If a purchase option is expected to be exercised, the asset is amortized over its useful life. Lease liabilities are subsequently measured at amortized cost using the effective interest method and are re-measured if and when there is a change in future lease payments arising from a change in an index or rate, or if and when there is a change in the assessment of whether a purchase, extension or termination option is likely to be exercised. Lease payments for short-term leases, which have a lease term of 12 months or less, leases of low-value assets, as well as leases with variable lease payments are recognized as an expense over the term of such leases. xiv. Financial instruments and hedging activity (a) Financial instrument classification and measurement Financial assets are classified according to their contractual cash flow characteristics and the business models under which they are held. On initial recognition, a financial asset is classified as: amortized cost, fair value through profit and loss (“FVPL”) or FVOCI. A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVPL: it is held with the objective of collecting contractual cash flows; and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to measure the investment at FVOCI whereby changes in the investment’s fair value (realized and unrealized) will be recognized permanently in OCI with no reclassification to profit or loss. The election is made on an investment-by-investment basis. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 16 (a) Asset categories The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property. Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation. Mineral interests consist of: Development and operating properties, which include capitalized development and stripping costs, cost of assets under construction, E&E costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and Pre-development properties, which include E&E costs and mineral interests for those properties for which development has not commenced. (b) Depreciation, depletion and amortization For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production (“UOP”) method for determining depreciation, depletion and amortization, net of residual value. The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves. The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. Any changes in estimates of useful lives are accounted for prospectively from the date of the change. Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion. Land is not depreciated. Mobile and other equipment are generally depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves. The Company reviews useful lives and estimated residual values of its property, plant and equipment annually. Acquired or capitalized E&E costs and assets under construction are not depreciated. These assets are depreciated when they are ready for their intended use. (c) Derecognition The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use. Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized. The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal. xii. Valuation of Goodwill and Long-lived Assets Goodwill is tested for impairment on an annual basis as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU containing goodwill has been reduced below its carrying amount. The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. In addition, capitalized E&E costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project. For such non-current assets, the recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment testing purposes.

2021 ANNUAL REPORT KINROSS GOLD FS 18 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 19 xv. Share-based payments The Company has a number of equity-settled and cash-settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following: Share Option Plan: Stock options are generally equity-settled. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of the vested options, either shares are issued from treasury, or the options are cancelled and a cash payment equal to the ‘in-the-money’ value of the options is made. Restricted Share Plan: Restricted share units (“RSUs”) and Restricted performance share units (“RPSUs”) are granted under the Restricted Share Plan. Restricted Share Unit Plan (Cash-Settled): Cash-settled RPSUs are granted under the Restricted Share Unit Plan (Cash- Settled). Both RSUs and RPSUs are awarded to certain employees as a percentage of long-term incentive awards. (a) RSUs may be equity or cash-settled and are recorded at fair value based on the market value of the shares at the grant date. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of equity-settled RSUs, shares are generally issued from treasury. Cash-settled RSUs are accounted for as a liability at fair value and re-measured each period based on the current market value of the underlying stock at period end, with changes in the liability recorded as compensation expense each period. (b) RPSUs are equity-settled and are subject to certain vesting requirements based on performance criteria over the vesting period established by the Company. RPSUs are recorded at fair value as follows: The portion of the RPSUs related to market conditions are recorded at fair value based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of RPSUs, shares are generally issued from treasury. Deferred Share Unit Plan: Deferred share units (“DSUs”) are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period. Employee Share Purchase Plan: The Company’s contribution to the employee Share Purchase Plan (“SPP”) is recorded as compensation expense on a payroll cycle basis as the employer’s obligation to contribute is incurred. The cost of the common shares purchased under the SPP are either based on the weighted average closing price of the last twenty trading sessions prior to the end of the period for shares issued from treasury, or are based on the price paid for common shares purchased in the open market. xvi. Metal sales Metal sales includes sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at December 31, 2021 or December 31, 2020. Revenue from metal sales is recognized when control over the metal is transferred to the customer. Transfer of control generally occurs when the refined gold, silver or doré has been accepted by the customer. Once the customer has accepted the metals, the significant risks and rewards of ownership have typically been transferred and the customer is able to direct the use of and obtain substantially all of the remaining benefits from the metals. On transfer of control, revenue and related KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 18 All financial assets not classified as amortized cost or FVOCI are classified as and measured at FVPL. This includes all derivative assets. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVPL, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial asset has been classified as amortized cost, FVPL or FVOCI. Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as amortized cost or FVPL. Financial assets and financial liabilities classified as amortized cost are measured subsequent to initial recognition using the effective interest method. Loss allowances for ‘expected credit losses’ are recognized on financial assets measured at amortized cost, contract assets and investments in debt instruments measured at FVOCI, but not to equity investments. A loss event is not required to have occurred before a credit loss is recognized. The Company has classified and measured its financial instruments as described below: Cash and cash equivalents, restricted cash and short-term investments are classified as and measured at amortized cost. Trade receivables and certain other assets are classified as and measured at amortized cost. Long-term investments in equity securities, where the Company cannot exert significant influence, are classified as and measured at FVOCI. Accounts payable and accrued liabilities and long-term debt are classified as and measured at amortized cost. Derivative assets and liabilities including derivative financial instruments that do not qualify as hedges, or are not designated as hedges, and are classified as and measured at FVPL. (b) Hedges The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are included in earnings when the underlying hedged transaction, identified at the contract inception, is completed, unless such hedged transaction results in the recognition of a non-financial asset. Any ineffective portion of a hedge relationship is recognized immediately in earnings. The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts. When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI. These amounts recorded in OCI are recognized in earnings in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in earnings in the period in which they occur. For hedges that do not qualify for hedge accounting, gains or losses are recognized in earnings in the current period.

19 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 19 xv. Share-based payments The Company has a number of equity-settled and cash-settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following: Share Option Plan: Stock options are generally equity-settled. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of the vested options, either shares are issued from treasury, or the options are cancelled and a cash payment equal to the ‘in-the-money’ value of the options is made. Restricted Share Plan: Restricted share units (“RSUs”) and Restricted performance share units (“RPSUs”) are granted under the Restricted Share Plan. Restricted Share Unit Plan (Cash-Settled): Cash-settled RPSUs are granted under the Restricted Share Unit Plan (Cash- Settled). Both RSUs and RPSUs are awarded to certain employees as a percentage of long-term incentive awards. (a) RSUs may be equity or cash-settled and are recorded at fair value based on the market value of the shares at the grant date. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of equity-settled RSUs, shares are generally issued from treasury. Cash-settled RSUs are accounted for as a liability at fair value and re-measured each period based on the current market value of the underlying stock at period end, with changes in the liability recorded as compensation expense each period. (b) RPSUs are equity-settled and are subject to certain vesting requirements based on performance criteria over the vesting period established by the Company. RPSUs are recorded at fair value as follows: The portion of the RPSUs related to market conditions are recorded at fair value based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of RPSUs, shares are generally issued from treasury. Deferred Share Unit Plan: Deferred share units (“DSUs”) are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period. Employee Share Purchase Plan: The Company’s contribution to the employee Share Purchase Plan (“SPP”) is recorded as compensation expense on a payroll cycle basis as the employer’s obligation to contribute is incurred. The cost of the common shares purchased under the SPP are either based on the weighted average closing price of the last twenty trading sessions prior to the end of the period for shares issued from treasury, or are based on the price paid for common shares purchased in the open market. xvi. Metal sales Metal sales includes sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at December 31, 2021 or December 31, 2020. Revenue from metal sales is recognized when control over the metal is transferred to the customer. Transfer of control generally occurs when the refined gold, silver or doré has been accepted by the customer. Once the customer has accepted the metals, the significant risks and rewards of ownership have typically been transferred and the customer is able to direct the use of and obtain substantially all of the remaining benefits from the metals. On transfer of control, revenue and related KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 18 All financial assets not classified as amortized cost or FVOCI are classified as and measured at FVPL. This includes all derivative assets. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVPL, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial asset has been classified as amortized cost, FVPL or FVOCI. Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as amortized cost or FVPL. Financial assets and financial liabilities classified as amortized cost are measured subsequent to initial recognition using the effective interest method. Loss allowances for ‘expected credit losses’ are recognized on financial assets measured at amortized cost, contract assets and investments in debt instruments measured at FVOCI, but not to equity investments. A loss event is not required to have occurred before a credit loss is recognized. The Company has classified and measured its financial instruments as described below: Cash and cash equivalents, restricted cash and short-term investments are classified as and measured at amortized cost. Trade receivables and certain other assets are classified as and measured at amortized cost. Long-term investments in equity securities, where the Company cannot exert significant influence, are classified as and measured at FVOCI. Accounts payable and accrued liabilities and long-term debt are classified as and measured at amortized cost. Derivative assets and liabilities including derivative financial instruments that do not qualify as hedges, or are not designated as hedges, and are classified as and measured at FVPL. (b) Hedges The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are included in earnings when the underlying hedged transaction, identified at the contract inception, is completed, unless such hedged transaction results in the recognition of a non-financial asset. Any ineffective portion of a hedge relationship is recognized immediately in earnings. The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts. When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI. These amounts recorded in OCI are recognized in earnings in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in earnings in the period in which they occur. For hedges that do not qualify for hedge accounting, gains or losses are recognized in earnings in the current period.

2021 ANNUAL REPORT KINROSS GOLD FS 20 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 21 outstanding during the period. Diluted earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method, which assumes that outstanding stock options, warrants, RSUs and RPSUs with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. 4. RECENT ACCOUNTING PRONOUNCEMENTS On May 14, 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment requiring proceeds from selling items before the related item of property, plant and equipment is available for use to be recognized in profit or loss, together with the costs of producing those items. The amendment is effective for annual periods beginning on or after January 1, 2022. The Company will apply this amendment to the La Coipa mine restart in 2022. 5. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates. i. Significant Judgments in Applying Accounting Policies The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to: (a) Mineral Reserves and Mineral Resources The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization. (b) Depreciation, depletion and amortization Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions. (c) Taxes The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. ii. Significant Accounting Estimates and Assumptions The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to: (a) Mineral Reserves and Mineral Resources Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 20 costs can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company as payment is received on the date of or within a few days of transfer of control. The Company manages and reviews its operations by geographical location and managerial structure. For detailed information about reportable segments and disaggregated revenue, see Note 19. All reportable segments principally generate revenue from metal sales. xvii. Provision for reclamation and remediation The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure activities where the liability is more likely than not to exist and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the asset or reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the timing of cash flows. The periodic unwinding of the discounted obligation is recognized in the consolidated statement of operations as a finance expense. xviii. Income tax The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity. Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods. Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. xix. Earnings per share Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Basic earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the weighted average number of common shares

21 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 21 outstanding during the period. Diluted earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method, which assumes that outstanding stock options, warrants, RSUs and RPSUs with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. 4. RECENT ACCOUNTING PRONOUNCEMENTS On May 14, 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment requiring proceeds from selling items before the related item of property, plant and equipment is available for use to be recognized in profit or loss, together with the costs of producing those items. The amendment is effective for annual periods beginning on or after January 1, 2022. The Company will apply this amendment to the La Coipa mine restart in 2022. 5. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates. i. Significant Judgments in Applying Accounting Policies The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to: (a) Mineral Reserves and Mineral Resources The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization. (b) Depreciation, depletion and amortization Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions. (c) Taxes The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. ii. Significant Accounting Estimates and Assumptions The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to: (a) Mineral Reserves and Mineral Resources Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 20 costs can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company as payment is received on the date of or within a few days of transfer of control. The Company manages and reviews its operations by geographical location and managerial structure. For detailed information about reportable segments and disaggregated revenue, see Note 19. All reportable segments principally generate revenue from metal sales. xvii. Provision for reclamation and remediation The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure activities where the liability is more likely than not to exist and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the asset or reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the timing of cash flows. The periodic unwinding of the discounted obligation is recognized in the consolidated statement of operations as a finance expense. xviii. Income tax The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity. Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods. Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. xix. Earnings per share Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Basic earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the weighted average number of common shares

2021 ANNUAL REPORT KINROSS GOLD FS 22 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 23 The Company’s estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU. Costs incurred in currencies other than the U.S. dollar are translated to U.S. dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data. Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources. The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk. Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property. Consequently, where applicable, the Company estimates the fair value of each CGU by applying a market NAV multiple to the NAV of each CGU. The selected multiple applied to each CGU would take into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset. (e) Inventories Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or NRV. Write-downs, and subsequent reversals thereof, of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs and related reversals include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels. Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, forecasted usage of supplies inventory, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories. (f) Provision for reclamation and remediation The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 22 based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization. (b) Purchase Price Allocation Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation. (c) Depreciation, depletion and amortization Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is generally depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves. The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves. (d) Valuation of goodwill and long-lived assets The assessment of fair values, including those of the CGUs for purposes of testing goodwill for potential impairment and long-lived assets for potential impairment or reversal of impairment, require the use of estimates and assumptions for recoverable production, future capital requirements and operating performance, as contained in the Company’s LOM plans, as well as future and long-term commodity prices, discount rates, NAV multiples, and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other long-lived assets could impact the impairment analysis. The Company’s LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors. Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. The LOM plans have been determined using cash flow projections from financial budgets approved by senior management. Projected future revenues reflect the forecast future production levels at each of the Company’s CGUs as detailed in the LOM plans. These forecasts may include the production of mineralized material that does not currently qualify for inclusion in mineral reserve or mineral resource classification. This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived at as described above, is the Company’s estimate of fair value for accounting purposes and is not a “preliminary assessment” as defined in Canadian Securities Administrators’ National Instrument 43-101 “Standards of Disclosure for Mineral Projects”. Projected future revenues also reflect the Company’s estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future metals prices.

23 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 23 The Company’s estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU. Costs incurred in currencies other than the U.S. dollar are translated to U.S. dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data. Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources. The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk. Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property. Consequently, where applicable, the Company estimates the fair value of each CGU by applying a market NAV multiple to the NAV of each CGU. The selected multiple applied to each CGU would take into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset. (e) Inventories Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or NRV. Write-downs, and subsequent reversals thereof, of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs and related reversals include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels. Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, forecasted usage of supplies inventory, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories. (f) Provision for reclamation and remediation The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 22 based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization. (b) Purchase Price Allocation Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation. (c) Depreciation, depletion and amortization Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is generally depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves. The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves. (d) Valuation of goodwill and long-lived assets The assessment of fair values, including those of the CGUs for purposes of testing goodwill for potential impairment and long-lived assets for potential impairment or reversal of impairment, require the use of estimates and assumptions for recoverable production, future capital requirements and operating performance, as contained in the Company’s LOM plans, as well as future and long-term commodity prices, discount rates, NAV multiples, and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other long-lived assets could impact the impairment analysis. The Company’s LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors. Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. The LOM plans have been determined using cash flow projections from financial budgets approved by senior management. Projected future revenues reflect the forecast future production levels at each of the Company’s CGUs as detailed in the LOM plans. These forecasts may include the production of mineralized material that does not currently qualify for inclusion in mineral reserve or mineral resource classification. This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived at as described above, is the Company’s estimate of fair value for accounting purposes and is not a “preliminary assessment” as defined in Canadian Securities Administrators’ National Instrument 43-101 “Standards of Disclosure for Mineral Projects”. Projected future revenues also reflect the Company’s estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future metals prices.

2021 ANNUAL REPORT KINROSS GOLD FS 24 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 25 7. CONSOLIDATED FINANCIAL STATEMENT DETAILS Consolidated Balance Sheets i. Cash and cash equivalents: December 31, December 31, 2021 2020 Cash on hand and balances with banks 386.8 $ 562.0 $ Short-term deposits 144.7 648.9 531.5 $ 1,210.9 $ ii. Restricted cash: December 31, December 31, 2021 2020 Restricted cash(a) 11.4 $ 13.7 $ (a) Restricted cash relates to loan escrow judicial deposits and environmental indemnity deposits. iii. Accounts receivable and other assets: December 31, December 31, 2021 2020 Trade receivables 3.3 $ 8.1 $ Prepaid expenses 31.9 21.6 VAT receivable 79.5 46.6 Deposits 16.6 28.9 Other(a) 83.2 10.6 214.5 $ 115.8 $ (a) Other includes $61.5 million related to initial insurance recoveries for the Tasiast mill fire. See Note 7xiii. iv. Inventories: December 31, December 31, 2021 2020 Ore in stockpiles(a) 250.7 $ 277.4 $ Ore on leach pads(b),(c) 589.1 498.8 In-process 111.4 108.0 Finished metal 64.0 50.3 Materials and supplies(c) 459.9 448.2 1,475.1 1,382.7 Long-term portion of ore in stockpiles and ore on leach pads(a),(b),(c) (323.8) (309.8) 1,151.3 $ 1,072.9 $ (a) Ore in stockpiles relates to the Company’s operating mines. Low-grade material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 7viii. (b) Ore on leach pads relates to the Company's Bald Mountain, Fort Knox, Round Mountain and Tasiast mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Bald Mountain in 2024, Fort Knox in 2028 and Round Mountain in 2029. The last tonne of ore was placed on the Tasiast leach pads during 2020. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 7viii. (c) During the years ended December 31, 2021 and 2020, impairment charges to inventories were recorded to reduce the carrying value of inventory to its net realizable value. See Note 8i. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 24 (g) Deferred taxes The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets. (h) Contingencies Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies involves the use of significant judgment and estimates. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur. 6. ACQUISITIONS i. Acquisition of Chulbatkan license On January 16, 2020, the Company closed the acquisition of the Chulbatkan license and paid the first installment of $141.5 million, representing 50% of the $283.0 million fixed purchase price, plus ordinary course net working capital adjustments of $3.1 million. On January 15, 2021, the remaining $141.5 million was paid in cash, settling the related deferred payment obligation. ii. Acquisition of 70% interest in the Manh Choh project On September 30, 2020, the Company acquired a 70% interest in the Manh Choh (formerly known as “Peak”) project in Alaska for total cash consideration of $93.7 million. The acquisition was accounted for as an asset acquisition with a total purchase price of $96.9 million, comprised of cash payments of $93.7 million and total transaction costs of $3.2 million, allocated as follows: Purchase price allocation Mineral interests - pre-development properties 136.5 $ Land, plant and equipment 0.2 Total property, plant and equipment 136.7 Other assets - net 1.2 Non-controlling interest(a) (41.0) Total net assets acquired 96.9 $ (a) Non-controlling interest has been recorded related to the 30% interest of Peak Gold, LLC that the Company did not acquire.

25 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 25 7. CONSOLIDATED FINANCIAL STATEMENT DETAILS Consolidated Balance Sheets i. Cash and cash equivalents: December 31, December 31, 2021 2020 Cash on hand and balances with banks 386.8 $ 562.0 $ Short-term deposits 144.7 648.9 531.5 $ 1,210.9 $ ii. Restricted cash: December 31, December 31, 2021 2020 Restricted cash(a) 11.4 $ 13.7 $ (a) Restricted cash relates to loan escrow judicial deposits and environmental indemnity deposits. iii. Accounts receivable and other assets: December 31, December 31, 2021 2020 Trade receivables 3.3 $ 8.1 $ Prepaid expenses 31.9 21.6 VAT receivable 79.5 46.6 Deposits 16.6 28.9 Other(a) 83.2 10.6 214.5 $ 115.8 $ (a) Other includes $61.5 million related to initial insurance recoveries for the Tasiast mill fire. See Note 7xiii. iv. Inventories: December 31, December 31, 2021 2020 Ore in stockpiles(a) 250.7 $ 277.4 $ Ore on leach pads(b),(c) 589.1 498.8 In-process 111.4 108.0 Finished metal 64.0 50.3 Materials and supplies(c) 459.9 448.2 1,475.1 1,382.7 Long-term portion of ore in stockpiles and ore on leach pads(a),(b),(c) (323.8) (309.8) 1,151.3 $ 1,072.9 $ (a) Ore in stockpiles relates to the Company’s operating mines. Low-grade material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 7viii. (b) Ore on leach pads relates to the Company's Bald Mountain, Fort Knox, Round Mountain and Tasiast mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Bald Mountain in 2024, Fort Knox in 2028 and Round Mountain in 2029. The last tonne of ore was placed on the Tasiast leach pads during 2020. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 7viii. (c) During the years ended December 31, 2021 and 2020, impairment charges to inventories were recorded to reduce the carrying value of inventory to its net realizable value. See Note 8i. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 24 (g) Deferred taxes The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets. (h) Contingencies Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies involves the use of significant judgment and estimates. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur. 6. ACQUISITIONS i. Acquisition of Chulbatkan license On January 16, 2020, the Company closed the acquisition of the Chulbatkan license and paid the first installment of $141.5 million, representing 50% of the $283.0 million fixed purchase price, plus ordinary course net working capital adjustments of $3.1 million. On January 15, 2021, the remaining $141.5 million was paid in cash, settling the related deferred payment obligation. ii. Acquisition of 70% interest in the Manh Choh project On September 30, 2020, the Company acquired a 70% interest in the Manh Choh (formerly known as “Peak”) project in Alaska for total cash consideration of $93.7 million. The acquisition was accounted for as an asset acquisition with a total purchase price of $96.9 million, comprised of cash payments of $93.7 million and total transaction costs of $3.2 million, allocated as follows: Purchase price allocation Mineral interests - pre-development properties 136.5 $ Land, plant and equipment 0.2 Total property, plant and equipment 136.7 Other assets - net 1.2 Non-controlling interest(a) (41.0) Total net assets acquired 96.9 $ (a) Non-controlling interest has been recorded related to the 30% interest of Peak Gold, LLC that the Company did not acquire.

2021 ANNUAL REPORT KINROSS GOLD FS 26 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 27 Land, plant and equipment(a) Development and operating properties(b) Pre-development properties Total Cost Balance at January 1, 2020 9,715.0 $ 9,540.6 $ 13.4 $ 19,269.0 $ Additions 535.5 539.9 15.5 1,090.9 Acquisitions(c) 8.2 15.4 441.8 465.4 Capitalized interest 22.8 25.5 0.8 49.1 Disposals (82.9) - (0.1) (83.0) Other (8.6) 14.8 (6.1) 0.1 Balance at December 31, 2020 10,190.0 10,136.2 465.3 20,791.5 Accumulated depreciation, depletion, amortization and reversals of impairment charges Balance at January 1, 2020 (6,114.1) $ (6,814.9) $ - $ (12,929.0) $ Depreciation, depletion and amortization (589.9) (380.3) - (970.2) Reversals of impairment charges(d) 160.5 528.5 - 689.0 Disposals 73.8 - - 73.8 Other (1.6) - - (1.6) Balance at December 31, 2020 (6,471.3) (6,666.7) - (13,138.0) Net book value 3,718.7 $ 3,469.5 $ 465.3 $ 7,653.5 $ Amount included above as at December 31, 2020: Assets under construction 540.8 $ 189.1 $ 19.1 $ 749.0 $ Assets not being depreciated(e) 769.9 $ 607.0 $ 465.3 $ 1,842.2 $ Mineral Interests (a) Additions includes $38.2 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2020. Depreciation, depletion and amortization includes depreciation for leased right-of-use assets of $16.1 million during the year ended December 31, 2020. The net book value of property, plant and equipment includes leased right-of use assets with an aggregate net book value of $76.2 million as at December 31, 2020. (b) At December 31, 2020, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, La Coipa, and Lobo-Marte. (c) During the year ended December 31, 2020, the Company acquired the Chulbatkan license area and a 70% interest in the Manh Choh project, with both respective mineral interests classified in pre-development properties. See Note 6. (d) At December 31, 2020, impairment reversals of property, plant and equipment were recorded at Tasiast, Chirano, and Lobo-Marte. At June 30, 2020, an impairment reversal was recorded at Lobo-Marte, entirely related to property, plant and equipment. See Note 8ii. (e) Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use. Capitalized interest primarily relates to qualifying capital expenditures at Tasiast, Fort Knox, La Coipa, Round Mountain, and Paracatu and had a weighted average borrowing rate of 5.78% and 5.20% during the years ended December 31, 2021 and 2020, respectively. At December 31, 2021, $603.6 million of E&E assets were included in mineral interests (December 31, 2020 - $526.1 million). During the year ended December 31, 2021, the Company had additions of $2.4 million to E&E assets and no transfers of E&E assets to capitalized development. During the year ended December 31, 2020, the Company had additions of $457.3 million to E&E assets, primarily related to the purchases of the Chulbatkan license area and a 70% interest in the Manh Choh project, recognized $90.9 million of impairment reversals related to Chirano E&E assets, and transferred $311.9 million of E&E assets to capitalized development, primarily related to La Coipa and Chirano. During the year ended December 31, 2021, the Company capitalized $75.1 million and expensed $52.2 million of E&E costs (year ended December 31, 2020 - $38.4 million and $19.1 million, respectively). Capitalized E&E costs are included as investing cash flows while expensed E&E costs are included as operating cash flows. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 26 v. Property, plant and equipment: Land, plant and equipment(a) Development and operating properties(b) Pre-development properties(c) Total Cost Balance at January 1, 2021 10,190.0 $ 10,136.2 $ 465.3 $ 20,791.5 $ Additions 501.2 416.7 46.9 964.8 Capitalized interest 25.0 19.8 3.5 48.3 Disposals (59.6) - - (59.6) Derecognition(d) (134.4) (14.1) - (148.5) Other 2.3 2.0 1.6 5.9 Balance at December 31, 2021 10,524.5 10,560.6 517.3 21,602.4 Accumulated depreciation, depletion, and amortization Balance at January 1, 2021 (6,471.3) $ (6,666.7) $ - $ (13,138.0) $ Depreciation, depletion and amortization (556.2) (437.7) - (993.9) Derecognition(d) 90.8 8.4 - 99.2 Disposals 48.8 - - 48.8 Other 1.6 (2.4) - (0.8) Balance at December 31, 2021 (6,886.3) (7,098.4) - (13,984.7) Net book value 3,638.2 $ 3,462.2 $ 517.3 $ 7,617.7 $ Amount included above as at December 31, 2021: Assets under construction 399.9 $ 326.5 $ 65.2 $ 791.6 $ Assets not being depreciated(e) 646.5 $ 661.0 $ 517.3 $ 1,824.8 $ Mineral Interests (a) Additions includes $10.2 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2021. Depreciation, depletion and amortization includes depreciation for leased right-of-use assets of $32.2 million during the year ended December 31, 2021. The net book value of property, plant and equipment includes leased right-of use assets with an aggregate net book value of $54.2 million as at December 31, 2021. (b) At December 31, 2021, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, La Coipa, and Lobo-Marte. (c) At December 31, 2021, the significant pre-development properties are the Chulbatkan license area, including the Udinsk project, and the Manh Choh project. (d) During the year ended December 31, 2021, the Company derecognized property, plant and equipment related to the Vantage heap leach pad at Bald Mountain. See Note 8ii. (e) Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

27 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 27 Land, plant and equipment(a) Development and operating properties(b) Pre-development properties Total Cost Balance at January 1, 2020 9,715.0 $ 9,540.6 $ 13.4 $ 19,269.0 $ Additions 535.5 539.9 15.5 1,090.9 Acquisitions(c) 8.2 15.4 441.8 465.4 Capitalized interest 22.8 25.5 0.8 49.1 Disposals (82.9) - (0.1) (83.0) Other (8.6) 14.8 (6.1) 0.1 Balance at December 31, 2020 10,190.0 10,136.2 465.3 20,791.5 Accumulated depreciation, depletion, amortization and reversals of impairment charges Balance at January 1, 2020 (6,114.1) $ (6,814.9) $ - $ (12,929.0) $ Depreciation, depletion and amortization (589.9) (380.3) - (970.2) Reversals of impairment charges(d) 160.5 528.5 - 689.0 Disposals 73.8 - - 73.8 Other (1.6) - - (1.6) Balance at December 31, 2020 (6,471.3) (6,666.7) - (13,138.0) Net book value 3,718.7 $ 3,469.5 $ 465.3 $ 7,653.5 $ Amount included above as at December 31, 2020: Assets under construction 540.8 $ 189.1 $ 19.1 $ 749.0 $ Assets not being depreciated(e) 769.9 $ 607.0 $ 465.3 $ 1,842.2 $ Mineral Interests (a) Additions includes $38.2 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2020. Depreciation, depletion and amortization includes depreciation for leased right-of-use assets of $16.1 million during the year ended December 31, 2020. The net book value of property, plant and equipment includes leased right-of use assets with an aggregate net book value of $76.2 million as at December 31, 2020. (b) At December 31, 2020, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, La Coipa, and Lobo-Marte. (c) During the year ended December 31, 2020, the Company acquired the Chulbatkan license area and a 70% interest in the Manh Choh project, with both respective mineral interests classified in pre-development properties. See Note 6. (d) At December 31, 2020, impairment reversals of property, plant and equipment were recorded at Tasiast, Chirano, and Lobo-Marte. At June 30, 2020, an impairment reversal was recorded at Lobo-Marte, entirely related to property, plant and equipment. See Note 8ii. (e) Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use. Capitalized interest primarily relates to qualifying capital expenditures at Tasiast, Fort Knox, La Coipa, Round Mountain, and Paracatu and had a weighted average borrowing rate of 5.78% and 5.20% during the years ended December 31, 2021 and 2020, respectively. At December 31, 2021, $603.6 million of E&E assets were included in mineral interests (December 31, 2020 - $526.1 million). During the year ended December 31, 2021, the Company had additions of $2.4 million to E&E assets and no transfers of E&E assets to capitalized development. During the year ended December 31, 2020, the Company had additions of $457.3 million to E&E assets, primarily related to the purchases of the Chulbatkan license area and a 70% interest in the Manh Choh project, recognized $90.9 million of impairment reversals related to Chirano E&E assets, and transferred $311.9 million of E&E assets to capitalized development, primarily related to La Coipa and Chirano. During the year ended December 31, 2021, the Company capitalized $75.1 million and expensed $52.2 million of E&E costs (year ended December 31, 2020 - $38.4 million and $19.1 million, respectively). Capitalized E&E costs are included as investing cash flows while expensed E&E costs are included as operating cash flows. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 26 v. Property, plant and equipment: Land, plant and equipment(a) Development and operating properties(b) Pre-development properties(c) Total Cost Balance at January 1, 2021 10,190.0 $ 10,136.2 $ 465.3 $ 20,791.5 $ Additions 501.2 416.7 46.9 964.8 Capitalized interest 25.0 19.8 3.5 48.3 Disposals (59.6) - - (59.6) Derecognition(d) (134.4) (14.1) - (148.5) Other 2.3 2.0 1.6 5.9 Balance at December 31, 2021 10,524.5 10,560.6 517.3 21,602.4 Accumulated depreciation, depletion, and amortization Balance at January 1, 2021 (6,471.3) $ (6,666.7) $ - $ (13,138.0) $ Depreciation, depletion and amortization (556.2) (437.7) - (993.9) Derecognition(d) 90.8 8.4 - 99.2 Disposals 48.8 - - 48.8 Other 1.6 (2.4) - (0.8) Balance at December 31, 2021 (6,886.3) (7,098.4) - (13,984.7) Net book value 3,638.2 $ 3,462.2 $ 517.3 $ 7,617.7 $ Amount included above as at December 31, 2021: Assets under construction 399.9 $ 326.5 $ 65.2 $ 791.6 $ Assets not being depreciated(e) 646.5 $ 661.0 $ 517.3 $ 1,824.8 $ Mineral Interests (a) Additions includes $10.2 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2021. Depreciation, depletion and amortization includes depreciation for leased right-of-use assets of $32.2 million during the year ended December 31, 2021. The net book value of property, plant and equipment includes leased right-of use assets with an aggregate net book value of $54.2 million as at December 31, 2021. (b) At December 31, 2021, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, La Coipa, and Lobo-Marte. (c) At December 31, 2021, the significant pre-development properties are the Chulbatkan license area, including the Udinsk project, and the Manh Choh project. (d) During the year ended December 31, 2021, the Company derecognized property, plant and equipment related to the Vantage heap leach pad at Bald Mountain. See Note 8ii. (e) Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

2021 ANNUAL REPORT KINROSS GOLD FS 28 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 29 ix. Accounts payable and accrued liabilities: December 31, December 31, 2021 2020 Trade payables 87.8 $ 89.1 $ Accrued liabilities 270.5 242.8 Employee related accrued liabilities 134.4 147.3 492.7 $ 479.2 $ x. Other current liabilities: December 31, December 31, 2021 2020 Current portion of lease liabilities(a) 19.7 $ 28.4 $ Current portion of unrealized fair value of derivative liabilities(b) 4.0 21.3 23.7 $ 49.7 $ (a) See Note 13 for details of the current portion of lease liabilities. (b) See Note 10 for details of the current portion of unrealized fair value of derivative liabilities. xi. Accumulated other comprehensive income (loss): Long-term Investments Derivative Contracts Total Balance at December 31, 2019 (26.2) $ 5.8 $ (20.4) $ Other comprehensive income (loss) before tax 0.3 (5.7) (5.4) Tax - 2.1 2.1 Balance at December 31, 2020 (25.9) $ 2.2 $ (23.7) $ Other comprehensive income (loss) before tax (19.8) 33.6 13.8 Tax - (8.9) (8.9) Balance at December 31, 2021 (45.7) $ 26.9 $ (18.8) $ Consolidated Statements of Operations xii. Other operating expense: 2021 2020 Other operating expense 294.6 $ 186.5 $ Years ended December 31, Other operating expense of $294.6 million for the year ended December 31, 2021 includes environmental and other operating expenses for non-operating mining sites of $69.1 million, costs associated with the temporary suspension of milling operations and mill repair at Tasiast of $59.2 million, costs associated with stabilizing the north wall at Round Mountain of $50.1 million, and labour, health and safety, donations and other support program costs associated with the COVID-19 pandemic of $34.8 million. Other operating expense of $186.5 million for the year ended December 31, 2020 includes labour, health and safety, donations and other support program costs associated with the COVID-19 pandemic of $64.1 million, costs relating to the temporary suspension of site activities as a result of the Tasiast strike in the second quarter of 2020 of $8.3 million, and environmental and other operating expenses for non-operating mining sites of $46.0 million. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 28 vi. Goodwill: As at December 31, 2021 and 2020, goodwill of $158.8 million related entirely to Kupol. The significant estimates and assumptions used in the Company’s impairment assessment are set out below. The Company performed a sensitivity analysis on all key assumptions and determined that no reasonably possible change in any of the key assumptions would cause the carrying value of the Kupol CGU to exceed its recoverable amount. 2021 2020 Gold price (per ounce) Short-term $1,700 $1,700 Long-term $1,500 $1,500 Silver price (per ounce) Short-term $20 $20 Long-term $20 $20 Oil (per barrel) Short-term $70 (2022) $55 $60 (2023, 2024) Long-term $55 $55 Discount rate 3.63% 3.61% vii. Long-term investments: Gains and losses on equity investments at FVOCI are recorded in AOCI as follows: Fair value Gains (losses) in AOCI(a) Fair value Gains (losses) in AOCI(a) Investments in an accumulated gain position 12.4 $ 0.7 $ $ 80.9 $ 18.2 Investments in an accumulated loss position 85.8 (49.3) 32.1 (47.0) Net realized gains - 2.9 - 2.9 98.2 $ (45.7) $ 113.0 $ (25.9) $ December 31, 2021 December 31, 2020 (a) See the consolidated statements of comprehensive income and Note 7xi for details of changes in fair value recognized in OCI during the years ended December 31, 2021 and 2020. viii. Other long-term assets: December 31, December 31, 2021 2020 Long-term portion of ore in stockpiles and ore on leach pads(a) 323.8 $ 309.8 $ Deferred charges, net of amortization 7.3 6.0 Long-term receivables 110.8 124.1 Advances for the purchase of capital equipment 45.8 9.1 Restricted cash(b) 25.0 25.0 Unrealized fair value of derivative assets(c) 15.1 10.5 Other 63.1 52.7 590.9 $ 537.2 $ (a) Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next 12 months. As at December 31, 2021, long-term ore in stockpiles was at the Company’s Kupol, Paracatu and Tasiast mines, and long-term ore on leach pads was at the Company’s Fort Knox and Round Mountain mines. (b) See Note 12iii for details of the Tasiast loan and cash restricted for future loan payments as at December 31, 2021. (c) See Note 10 for details of the non-current portion of unrealized fair value of derivative assets.

29 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 29 ix. Accounts payable and accrued liabilities: December 31, December 31, 2021 2020 Trade payables 87.8 $ 89.1 $ Accrued liabilities 270.5 242.8 Employee related accrued liabilities 134.4 147.3 492.7 $ 479.2 $ x. Other current liabilities: December 31, December 31, 2021 2020 Current portion of lease liabilities(a) 19.7 $ 28.4 $ Current portion of unrealized fair value of derivative liabilities(b) 4.0 21.3 23.7 $ 49.7 $ (a) See Note 13 for details of the current portion of lease liabilities. (b) See Note 10 for details of the current portion of unrealized fair value of derivative liabilities. xi. Accumulated other comprehensive income (loss): Long-term Investments Derivative Contracts Total Balance at December 31, 2019 (26.2) $ 5.8 $ (20.4) $ Other comprehensive income (loss) before tax 0.3 (5.7) (5.4) Tax - 2.1 2.1 Balance at December 31, 2020 (25.9) $ 2.2 $ (23.7) $ Other comprehensive income (loss) before tax (19.8) 33.6 13.8 Tax - (8.9) (8.9) Balance at December 31, 2021 (45.7) $ 26.9 $ (18.8) $ Consolidated Statements of Operations xii. Other operating expense: 2021 2020 Other operating expense 294.6 $ 186.5 $ Years ended December 31, Other operating expense of $294.6 million for the year ended December 31, 2021 includes environmental and other operating expenses for non-operating mining sites of $69.1 million, costs associated with the temporary suspension of milling operations and mill repair at Tasiast of $59.2 million, costs associated with stabilizing the north wall at Round Mountain of $50.1 million, and labour, health and safety, donations and other support program costs associated with the COVID-19 pandemic of $34.8 million. Other operating expense of $186.5 million for the year ended December 31, 2020 includes labour, health and safety, donations and other support program costs associated with the COVID-19 pandemic of $64.1 million, costs relating to the temporary suspension of site activities as a result of the Tasiast strike in the second quarter of 2020 of $8.3 million, and environmental and other operating expenses for non-operating mining sites of $46.0 million. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 28 vi. Goodwill: As at December 31, 2021 and 2020, goodwill of $158.8 million related entirely to Kupol. The significant estimates and assumptions used in the Company’s impairment assessment are set out below. The Company performed a sensitivity analysis on all key assumptions and determined that no reasonably possible change in any of the key assumptions would cause the carrying value of the Kupol CGU to exceed its recoverable amount. 2021 2020 Gold price (per ounce) Short-term $1,700 $1,700 Long-term $1,500 $1,500 Silver price (per ounce) Short-term $20 $20 Long-term $20 $20 Oil (per barrel) Short-term $70 (2022) $55 $60 (2023, 2024) Long-term $55 $55 Discount rate 3.63% 3.61% vii. Long-term investments: Gains and losses on equity investments at FVOCI are recorded in AOCI as follows: Fair value Gains (losses) in AOCI(a) Fair value Gains (losses) in AOCI(a) Investments in an accumulated gain position 12.4 $ 0.7 $ $ 80.9 $ 18.2 Investments in an accumulated loss position 85.8 (49.3) 32.1 (47.0) Net realized gains - 2.9 - 2.9 98.2 $ (45.7) $ 113.0 $ (25.9) $ December 31, 2021 December 31, 2020 (a) See the consolidated statements of comprehensive income and Note 7xi for details of changes in fair value recognized in OCI during the years ended December 31, 2021 and 2020. viii. Other long-term assets: December 31, December 31, 2021 2020 Long-term portion of ore in stockpiles and ore on leach pads(a) 323.8 $ 309.8 $ Deferred charges, net of amortization 7.3 6.0 Long-term receivables 110.8 124.1 Advances for the purchase of capital equipment 45.8 9.1 Restricted cash(b) 25.0 25.0 Unrealized fair value of derivative assets(c) 15.1 10.5 Other 63.1 52.7 590.9 $ 537.2 $ (a) Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next 12 months. As at December 31, 2021, long-term ore in stockpiles was at the Company’s Kupol, Paracatu and Tasiast mines, and long-term ore on leach pads was at the Company’s Fort Knox and Round Mountain mines. (b) See Note 12iii for details of the Tasiast loan and cash restricted for future loan payments as at December 31, 2021. (c) See Note 10 for details of the non-current portion of unrealized fair value of derivative assets.

2021 ANNUAL REPORT KINROSS GOLD FS 30 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 31 8. IMPAIRMENT CHARGES (REVERSALS) AND ASSET DERECOGNITION – NET 2021 2020 Inventories (i) 95.2 $ 38.1 $ Property, plant and equipment (ii) 49.3 (689.0) 144.5 $ (650.9) $ Years ended December 31, i. Inventories During the year ended December 31, 2021, the Company recognized an impairment charge of $95.2 million related to metal inventory as a result of a reduction in the estimate of recoverable ounces on the Bald Mountain Vantage heap leach pad due to the presence of carbonaceous ore. The tax impact of the impairment was an income tax recovery of $25.3 million. During the year ended December 31, 2020, the Company recognized impairment charges of $38.1 million to reduce the carrying value of certain materials and supplies inventories to net realizable value. ii. Property, plant and equipment During the year ended December 31, 2021, the Company derecognized property, plant and equipment related to the Vantage heap leach pad at Bald Mountain, which resulted in a charge of $49.3 million. The tax impact of the derecognition was an income tax recovery of $13.1 million. During the year ended December 31, 2020, the Company recorded reversals of previous impairment charges of $689.0 million, related entirely to property, plant and equipment at Tasiast ($299.5 million), Chirano ($204.5 million) and Lobo- Marte ($185.0 million, which included $48.3 million for the impairment reversal recorded at June 30, 2020). These impairment reversals were mainly a result of increases in the Company’s long-term gold price estimate, the mine life extension at Chirano and the increase in mineral reserves at Lobo-Marte. For Tasiast and Chirano, the reversals were limited to a full reversal of the remaining impairment charges previously recorded. For Lobo-Marte, the reversal represents a partial reversal of the total impairment charges previously recorded. The tax impacts of the impairment reversals at Chirano and Lobo-Marte were income tax expenses of $71.6 million and $4.6 million, respectively. There was no tax impact on the impairment reversal at Tasiast. After giving effect to the impairment reversals, the carrying values of Tasiast, Chirano and Lobo-Marte were $2,455.7 million, $240.3 million and $319.2 million, respectively, as at December 31, 2020. The significant estimates and assumptions used for the CGUs tested in the Company’s impairment assessment for the year ended December 31, 2020 were as follows: estimated 2021, 2022 and long-term gold prices of $1,700, $1,700, and $1,500 per ounce, respectively, and short-term and long-term silver prices of $20 per ounce; estimated short-term and long-term oil prices of $55 per barrel; real discount rates of between 4.49% and 6.82%. 9. INVESTMENT IN JOINT VENTURE The Company’s Puren joint venture investment is accounted for under the equity method and had the following carrying values: December 31, December 31, 2021 2020 Investment in joint venture - Puren 7.1 $ 18.3 $ There are no publicly quoted market prices for Puren. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 30 xiii. Other income – net: 2021 2020 Insurance recoveries(a) 91.1 $ 10.8 $ Net (losses) gains on dispositions of assets (9.5) 1.2 Foreign exchange losses - net (4.7) (7.3) Net non-hedge derivative (losses) gains (1.0) 1.0 Other - net 3.3 1.7 79.2 $ 7.4 $ Years ended December 31, (a) During the year ended December 31, 2021, the Company recognized $90.0 million of initial insurance recoveries related to the Tasiast mill fire, of which $28.5 million has been received as of December 31, 2021. xiv. Finance expense: 2021 2020 Accretion of reclamation and remediation obligations (14.2) $ (23.0) $ Interest expense, including accretion of debt and lease liabilities(a), (b) (71.5) (89.6) (85.7) $ (112.6) $ Years ended December 31, (a) During the years ended December 31, 2021 and 2020, $48.3 million and $49.1 million, respectively, of interest was capitalized to property, plant and equipment. See Note 7v. (b) During the years ended December 31, 2021 and 2020, accretion of lease liabilities was $3.8 million and $3.0 million, respectively. Total interest paid, including interest capitalized, during the year ended December 31, 2021 was $98.0 million (year ended December 31, 2020 - $111.0 million). See Note 12v. xv. Employee benefits expenses: The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses: 2021 2020 Salaries, short-term incentives, and other benefits 710.6 $ 707.9 $ Share-based payments 19.5 30.7 Other 16.4 16.3 746.5 $ 754.9 $ Years ended December 31,

31 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 31 8. IMPAIRMENT CHARGES (REVERSALS) AND ASSET DERECOGNITION – NET 2021 2020 Inventories (i) 95.2 $ 38.1 $ Property, plant and equipment (ii) 49.3 (689.0) 144.5 $ (650.9) $ Years ended December 31, i. Inventories During the year ended December 31, 2021, the Company recognized an impairment charge of $95.2 million related to metal inventory as a result of a reduction in the estimate of recoverable ounces on the Bald Mountain Vantage heap leach pad due to the presence of carbonaceous ore. The tax impact of the impairment was an income tax recovery of $25.3 million. During the year ended December 31, 2020, the Company recognized impairment charges of $38.1 million to reduce the carrying value of certain materials and supplies inventories to net realizable value. ii. Property, plant and equipment During the year ended December 31, 2021, the Company derecognized property, plant and equipment related to the Vantage heap leach pad at Bald Mountain, which resulted in a charge of $49.3 million. The tax impact of the derecognition was an income tax recovery of $13.1 million. During the year ended December 31, 2020, the Company recorded reversals of previous impairment charges of $689.0 million, related entirely to property, plant and equipment at Tasiast ($299.5 million), Chirano ($204.5 million) and Lobo- Marte ($185.0 million, which included $48.3 million for the impairment reversal recorded at June 30, 2020). These impairment reversals were mainly a result of increases in the Company’s long-term gold price estimate, the mine life extension at Chirano and the increase in mineral reserves at Lobo-Marte. For Tasiast and Chirano, the reversals were limited to a full reversal of the remaining impairment charges previously recorded. For Lobo-Marte, the reversal represents a partial reversal of the total impairment charges previously recorded. The tax impacts of the impairment reversals at Chirano and Lobo-Marte were income tax expenses of $71.6 million and $4.6 million, respectively. There was no tax impact on the impairment reversal at Tasiast. After giving effect to the impairment reversals, the carrying values of Tasiast, Chirano and Lobo-Marte were $2,455.7 million, $240.3 million and $319.2 million, respectively, as at December 31, 2020. The significant estimates and assumptions used for the CGUs tested in the Company’s impairment assessment for the year ended December 31, 2020 were as follows: estimated 2021, 2022 and long-term gold prices of $1,700, $1,700, and $1,500 per ounce, respectively, and short-term and long-term silver prices of $20 per ounce; estimated short-term and long-term oil prices of $55 per barrel; real discount rates of between 4.49% and 6.82%. 9. INVESTMENT IN JOINT VENTURE The Company’s Puren joint venture investment is accounted for under the equity method and had the following carrying values: December 31, December 31, 2021 2020 Investment in joint venture - Puren 7.1 $ 18.3 $ There are no publicly quoted market prices for Puren. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 30 xiii. Other income – net: 2021 2020 Insurance recoveries(a) 91.1 $ 10.8 $ Net (losses) gains on dispositions of assets (9.5) 1.2 Foreign exchange losses - net (4.7) (7.3) Net non-hedge derivative (losses) gains (1.0) 1.0 Other - net 3.3 1.7 79.2 $ 7.4 $ Years ended December 31, (a) During the year ended December 31, 2021, the Company recognized $90.0 million of initial insurance recoveries related to the Tasiast mill fire, of which $28.5 million has been received as of December 31, 2021. xiv. Finance expense: 2021 2020 Accretion of reclamation and remediation obligations (14.2) $ (23.0) $ Interest expense, including accretion of debt and lease liabilities(a), (b) (71.5) (89.6) (85.7) $ (112.6) $ Years ended December 31, (a) During the years ended December 31, 2021 and 2020, $48.3 million and $49.1 million, respectively, of interest was capitalized to property, plant and equipment. See Note 7v. (b) During the years ended December 31, 2021 and 2020, accretion of lease liabilities was $3.8 million and $3.0 million, respectively. Total interest paid, including interest capitalized, during the year ended December 31, 2021 was $98.0 million (year ended December 31, 2020 - $111.0 million). See Note 12v. xv. Employee benefits expenses: The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses: 2021 2020 Salaries, short-term incentives, and other benefits 710.6 $ 707.9 $ Share-based payments 19.5 30.7 Other 16.4 16.3 746.5 $ 754.9 $ Years ended December 31,

2021 ANNUAL REPORT KINROSS GOLD FS 32 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 33 The following table summarizes information about derivative contracts outstanding at December 31, 2021 and 2020: Asset / (Liability) Asset / (Liability) Fair Value Fair Value Currency contracts Foreign currency forward and collar contracts(a) (i) $ (4.5) $ (3.5) $ (4.3) $ (2.5) Commodity contracts Energy swap contracts(b) (ii) 40.4 30.4 7.6 4.7 Other contracts Total return swap contracts (iii) 1.7 - (11.0) - Total all contracts $ 37.6 $ 26.9 $ (7.7) $ 2.2 Unrealized fair value of derivative assets Current 30.0 $ $ 6.5 Non-current 15.1 10.5 45.1 $ $ 17.0 Unrealized fair value of derivative liabilities Current (4.0) $ $ (21.3) Non-current (3.5) (3.4) (7.5) $ $ (24.7) Total net fair value 37.6 $ $ (7.7) AOCI December 31, 2021 December 31, 2020 AOCI (a) Of the total amount recorded in AOCI at December 31, 2021, $(1.1) million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts. (b) Of the total amount recorded in AOCI at December 31, 2021, $19.1 million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts. (i) Foreign currency forward and collar contracts The following table provides a summary of foreign currency forward and collar contracts outstanding at December 31, 2021 and their respective maturities: Foreign currency 2022 2023 2024 Brazilian real zero cost collars (in millions of U.S. dollars) 105.6 $ 68.4 $ 27.6 $ Average put strike (Brazilian real) 4.79 5.13 5.55 Average call strike (Brazilian real) 6.78 7.34 9.01 Canadian dollar forward buy contracts (in millions of U.S. dollars) 50.4 $ 15.0 $ - $ Average rate (Canadian dollar) 1.31 1.29 - Chilean peso zero cost collars (in millions of U.S. dollars) 63.6 $ 42.0 $ - $ Average put strike (Chilean peso) 760 810 - Average call strike (Chilean peso) 992 1,040 - Russian rouble zero cost collars (in millions of U.S. dollars) 46.8 $ 33.6 $ 9.0 $ Average put strike (Russian rouble) 74.5 76.2 80.0 Average call strike (Russian rouble) 97.5 99.2 104.6 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 32 10. FAIR VALUE MEASUREMENT (a) Recurring fair value measurement: Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date. The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2021 include: Level 1 Level 2 Level 3 Aggregate Fair Value Equity investments at FVOCI 98.2 $ - $ - $ 98.2 $ Derivative contracts: Foreign currency forward and collar contracts - (4.5) - (4.5) Energy swap contracts - 40.4 - 40.4 Total return swap contracts - 1.7 - 1.7 $ 98.2 $ 37.6 - $ $ 135.8 During the year ended December 31, 2021, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements. The valuation techniques that are used to measure fair value are as follows: Equity investments at FVOCI: Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity investments at FVOCI are classified within Level 1 of the fair value hierarchy. Derivative contracts: The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

33 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 33 The following table summarizes information about derivative contracts outstanding at December 31, 2021 and 2020: Asset / (Liability) Asset / (Liability) Fair Value Fair Value Currency contracts Foreign currency forward and collar contracts(a) (i) $ (4.5) $ (3.5) $ (4.3) $ (2.5) Commodity contracts Energy swap contracts(b) (ii) 40.4 30.4 7.6 4.7 Other contracts Total return swap contracts (iii) 1.7 - (11.0) - Total all contracts $ 37.6 $ 26.9 $ (7.7) $ 2.2 Unrealized fair value of derivative assets Current 30.0 $ $ 6.5 Non-current 15.1 10.5 45.1 $ $ 17.0 Unrealized fair value of derivative liabilities Current (4.0) $ $ (21.3) Non-current (3.5) (3.4) (7.5) $ $ (24.7) Total net fair value 37.6 $ $ (7.7) AOCI December 31, 2021 December 31, 2020 AOCI (a) Of the total amount recorded in AOCI at December 31, 2021, $(1.1) million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts. (b) Of the total amount recorded in AOCI at December 31, 2021, $19.1 million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts. (i) Foreign currency forward and collar contracts The following table provides a summary of foreign currency forward and collar contracts outstanding at December 31, 2021 and their respective maturities: Foreign currency 2022 2023 2024 Brazilian real zero cost collars (in millions of U.S. dollars) 105.6 $ 68.4 $ 27.6 $ Average put strike (Brazilian real) 4.79 5.13 5.55 Average call strike (Brazilian real) 6.78 7.34 9.01 Canadian dollar forward buy contracts (in millions of U.S. dollars) 50.4 $ 15.0 $ - $ Average rate (Canadian dollar) 1.31 1.29 - Chilean peso zero cost collars (in millions of U.S. dollars) 63.6 $ 42.0 $ - $ Average put strike (Chilean peso) 760 810 - Average call strike (Chilean peso) 992 1,040 - Russian rouble zero cost collars (in millions of U.S. dollars) 46.8 $ 33.6 $ 9.0 $ Average put strike (Russian rouble) 74.5 76.2 80.0 Average call strike (Russian rouble) 97.5 99.2 104.6 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 32 10. FAIR VALUE MEASUREMENT (a) Recurring fair value measurement: Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date. The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2021 include: Level 1 Level 2 Level 3 Aggregate Fair Value Equity investments at FVOCI 98.2 $ - $ - $ 98.2 $ Derivative contracts: Foreign currency forward and collar contracts - (4.5) - (4.5) Energy swap contracts - 40.4 - 40.4 Total return swap contracts - 1.7 - 1.7 $ 98.2 $ 37.6 - $ $ 135.8 During the year ended December 31, 2021, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements. The valuation techniques that are used to measure fair value are as follows: Equity investments at FVOCI: Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity investments at FVOCI are classified within Level 1 of the fair value hierarchy. Derivative contracts: The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

2021 ANNUAL REPORT KINROSS GOLD FS 34 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 35 11. CAPITAL AND FINANCIAL RISK MANAGEMENT The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors. The Company’s operations are sensitive to changes in commodity prices, foreign exchange and interest rates. The Company manages its exposure to changes in currency exchange rates and energy prices by periodically entering into derivative contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements. All of the Company’s hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented. i. Capital management The Company’s objectives when managing capital are to: Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment; Ensure the Company has the capital and capacity to support a long-term growth strategy; Provide investors with a superior rate of return on their invested capital; Ensure compliance with all bank covenant ratios; and Minimize counterparty credit risk. Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks. The Company is not subject to any externally imposed capital requirements. The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements as well as a target total debt to total debt and common shareholders’ equity ratio as noted in the table below: December 31, December 31, 2021 2020 Long-term debt and credit facilities $ 1,589.9 $ 1,424.2 Current portion of long-term debt and credit facilities 40.0 499.7 Total debt $ 1,629.9 $ 1,923.9 Common shareholders' equity $ 6,580.9 $ 6,596.5 Total debt / total debt and common shareholders' equity ratio 19.9% 22.6% Company target 0 – 30% 0 – 30% ii. Gold and silver price risk management In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at December 31, 2021 or December 31, 2020. iii. Currency risk management The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, Russian roubles, Mauritanian ouguiya and Ghanaian cedi. This risk is reduced, from time to time, through the use of foreign currency hedging contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into hedging contracts to purchase Canadian dollars, Chilean pesos, Brazilian reais, and Russian roubles as part of this risk management strategy. The Company is also KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 34 The following new foreign currency forward and collar contracts were entered into during the year ended December 31, 2021: $93.6 million of Brazilian real zero cost collars, maturing from 2022 to 2024, with average put and call strikes of 5.29 and 7.78, respectively; $53.4 million of Canadian dollar forward buy contracts, maturing from 2022 to 2023, at an average rate of 1.28; $105.6 million of Chilean peso zero cost collars, maturing from 2022 to 2023, with average put and call strikes of 780 and 1,011, respectively; and $33.0 million of Russian rouble zero cost collars, maturing from 2022 to 2024, with average put and call strikes of 75.7 and 97.5, respectively. At December 31, 2021, the unrealized gain or loss on foreign currency forward and collar contracts recorded in AOCI is as follows: Brazilian real zero cost collar contracts – unrealized loss of $3.8 million (December 31, 2020 - $5.8 million loss); Canadian dollar forward buy contracts – unrealized gain of $1.3 million (December 31, 2020 - $2.2 million gain); Chilean peso zero cost collar contracts – unrealized loss of $1.4 million (December 31, 2020 - $nil); and Russian rouble zero cost collar contracts – unrealized gain of $0.4 million (December 31, 2020 - $1.1 million gain). (ii) Energy swap contracts The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company enters into energy swap contracts that protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation. The following table provides a summary of energy swap contracts outstanding at December 31, 2021 and their respective maturities: Energy 2022 2023 2024 WTI oil swap contracts (barrels) 1,056,600 565,200 - Average price ($/barrel) 48.13 $ 39.58 $ - $ During 2021, the following new energy swap contracts were entered into: 234,000 barrels of WTI oil swap contracts at an average rate of $69.16 per barrel maturing in 2022. At December 31, 2021, the unrealized gain on energy swap contracts recorded in AOCI is as follows: WTI oil swap contracts – unrealized gain of $30.4 million (December 31, 2020 - $4.7 million gain). (iii) Total return swap contracts The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s DSUs and cash-settled RSUs. Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. At December 31, 2021, 4,365,000 TRS units were outstanding. Hedge accounting is not applied for the DSU/RSU hedging program. (b) Fair value measurements related to non-financial assets: The Company recorded reversals of previous impairment charges related to the property, plant and equipment at Tasiast, Chirano and Lobo-Marte during the year ended December 31, 2020, due to changes in the estimates used to determine the recoverable amount of these CGUs since their last impairment losses were recognized. Certain assumptions used in the calculation of the recoverable amounts, calculated on a fair value less cost of disposal basis, are categorized as Level 3 in the fair value hierarchy. See Note 8ii. (c) Fair value of financial assets and liabilities not measured and recognized at fair value: Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 12.

35 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 35 11. CAPITAL AND FINANCIAL RISK MANAGEMENT The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors. The Company’s operations are sensitive to changes in commodity prices, foreign exchange and interest rates. The Company manages its exposure to changes in currency exchange rates and energy prices by periodically entering into derivative contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements. All of the Company’s hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented. i. Capital management The Company’s objectives when managing capital are to: Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment; Ensure the Company has the capital and capacity to support a long-term growth strategy; Provide investors with a superior rate of return on their invested capital; Ensure compliance with all bank covenant ratios; and Minimize counterparty credit risk. Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks. The Company is not subject to any externally imposed capital requirements. The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements as well as a target total debt to total debt and common shareholders’ equity ratio as noted in the table below: December 31, December 31, 2021 2020 Long-term debt and credit facilities $ 1,589.9 $ 1,424.2 Current portion of long-term debt and credit facilities 40.0 499.7 Total debt $ 1,629.9 $ 1,923.9 Common shareholders' equity $ 6,580.9 $ 6,596.5 Total debt / total debt and common shareholders' equity ratio 19.9% 22.6% Company target 0 – 30% 0 – 30% ii. Gold and silver price risk management In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at December 31, 2021 or December 31, 2020. iii. Currency risk management The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, Russian roubles, Mauritanian ouguiya and Ghanaian cedi. This risk is reduced, from time to time, through the use of foreign currency hedging contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into hedging contracts to purchase Canadian dollars, Chilean pesos, Brazilian reais, and Russian roubles as part of this risk management strategy. The Company is also KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 34 The following new foreign currency forward and collar contracts were entered into during the year ended December 31, 2021: $93.6 million of Brazilian real zero cost collars, maturing from 2022 to 2024, with average put and call strikes of 5.29 and 7.78, respectively; $53.4 million of Canadian dollar forward buy contracts, maturing from 2022 to 2023, at an average rate of 1.28; $105.6 million of Chilean peso zero cost collars, maturing from 2022 to 2023, with average put and call strikes of 780 and 1,011, respectively; and $33.0 million of Russian rouble zero cost collars, maturing from 2022 to 2024, with average put and call strikes of 75.7 and 97.5, respectively. At December 31, 2021, the unrealized gain or loss on foreign currency forward and collar contracts recorded in AOCI is as follows: Brazilian real zero cost collar contracts – unrealized loss of $3.8 million (December 31, 2020 - $5.8 million loss); Canadian dollar forward buy contracts – unrealized gain of $1.3 million (December 31, 2020 - $2.2 million gain); Chilean peso zero cost collar contracts – unrealized loss of $1.4 million (December 31, 2020 - $nil); and Russian rouble zero cost collar contracts – unrealized gain of $0.4 million (December 31, 2020 - $1.1 million gain). (ii) Energy swap contracts The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company enters into energy swap contracts that protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation. The following table provides a summary of energy swap contracts outstanding at December 31, 2021 and their respective maturities: Energy 2022 2023 2024 WTI oil swap contracts (barrels) 1,056,600 565,200 - Average price ($/barrel) 48.13 $ 39.58 $ - $ During 2021, the following new energy swap contracts were entered into: 234,000 barrels of WTI oil swap contracts at an average rate of $69.16 per barrel maturing in 2022. At December 31, 2021, the unrealized gain on energy swap contracts recorded in AOCI is as follows: WTI oil swap contracts – unrealized gain of $30.4 million (December 31, 2020 - $4.7 million gain). (iii) Total return swap contracts The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s DSUs and cash-settled RSUs. Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. At December 31, 2021, 4,365,000 TRS units were outstanding. Hedge accounting is not applied for the DSU/RSU hedging program. (b) Fair value measurements related to non-financial assets: The Company recorded reversals of previous impairment charges related to the property, plant and equipment at Tasiast, Chirano and Lobo-Marte during the year ended December 31, 2020, due to changes in the estimates used to determine the recoverable amount of these CGUs since their last impairment losses were recognized. Certain assumptions used in the calculation of the recoverable amounts, calculated on a fair value less cost of disposal basis, are categorized as Level 3 in the fair value hierarchy. See Note 8ii. (c) Fair value of financial assets and liabilities not measured and recognized at fair value: Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 12.

2021 ANNUAL REPORT KINROSS GOLD FS 36 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 37 v. Liquidity risk The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances (December 31, 2021 - $531.5 million in aggregate), by utilizing its lines of credit and by monitoring developments in the capital markets. The Company continuously monitors and reviews both actual and forecasted cash flows. The contractual cash flow requirements for financial liabilities at December 31, 2021 are as follows: 2022 2023-2026 2027+ Total Within 1 year(b) 2 to 5 years More than 5 years Long-term debt(a) 2,251.9 $ 121.6 $ 1,025.5 $ 1,104.8 $ (a) Includes the full face value of the senior notes, drawdowns on the revolving credit facility, Tasiast loan, and estimated interest. (b) Represents estimated interest on the senior notes, revolving credit facility and Tasiast loan, due within the next 12 months. vi. Credit risk management Credit risk relates to cash and cash equivalents, accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company generally transacts with highly-rated counterparties and a limit on contingent exposure has been established for counterparties based on their credit ratings. As at December 31, 2021, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, restricted cash, accounts receivable, and derivative assets. 12. LONG-TERM DEBT AND CREDIT FACILITIES Interest Rates Nominal Amount Deferred Financing Costs Carrying Amount(a) Fair Value(b) Carrying Amount(a) Fair Value(b) Senior notes (i) 4.50%-6.875% 1,248.2 $ (6.3) $ 1,241.9 $ 1,432.7 $ 1,739.8 $ 1,999.5 $ Revolving credit facility (ii) LIBOR plus 1.45% 200.0 - 200.0$ 200.0 - - Tasiast loan (iii) LIBOR plus 4.380% 200.0 (12.0) 188.0 $ 200.0 184.1 200.0 Total long-term and current debt 1,648.2 $ (18.3)$ 1,629.9 $ 1,832.7 $ 1,923.9 $ 2,199.5 $ Less: current portion (40.0) - (40.0) - (499.7) (509.3) Long-term debt and credit facility 1,608.2 $ (18.3)$ 1,589.9 $ 1,832.7 $ 1,424.2 $ 1,690.2 $ December 31, 2021 December 31, 2020 (a) Includes transaction costs on senior notes and Tasiast loan financings. (b) The fair value of senior notes is primarily determined using quoted market determined variables. See Note 10(c). Scheduled debt repayments 2022 2023 2024 2025 2026 2027 and thereafter Total Senior notes - $ -$ 500.0 $ - $ - $ 750.0 $ 1,250.0 $ Revolving credit facility - - - - 200.0 - 200.0 Tasiast loan 40.0 36.0 32.0 4.0 16.0 72.0 200.0 Total debt payable 40.0 $ 36.0 $ 532.0 $ 4.0 $ 216.0 $ 822.0 $ 1,650.0 $ (i) Senior notes The Company’s $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.950% notes due in 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041. On June 1, 2021, the Company redeemed all outstanding 5.125% senior notes due September 1, 2021, which had an aggregate principal amount of $500.0 million. These notes were redeemed at a redemption price equal to their principal amount outstanding plus accrued and unpaid interest of $6.4 million. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 36 exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company may from time to time manage the exposure on the net monetary items. At December 31, 2021, with other variables unchanged, the following represents the effect of movements in foreign exchange rates on the Company's net working capital, on earnings before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and other foreign currencies. 10% strengthening in U.S. dollar 10% weakening in U.S. dollar Foreign currency net working capital Effect on earnings before taxes, gain (loss)(a) Effect on earnings before taxes, gain (loss)(a) Canadian dollar (40.0) $ 3.6 $ (4.4) $ Brazilian real (131.3) $ 11.9 $ (14.6) $ Chilean peso 25.7 $ (2.3) $ 2.9 $ Russian rouble 25.5 $ (2.3) $ 2.8 $ Mauritanian ouguiya (4.3) $ 0.4 $ (0.5) $ Ghanaian cedi 3.9 $ (0.4) $ 0.4 $ Other(b) (2.6) $ 0.3 $ (0.4) $ (a) As described in Note 3ii, the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings. (b) Includes Euro, Swedish Krona, British pound, Australian dollar and South African rand. At December 31, 2021, with other variables unchanged, the following represents the effect of the Company's foreign currency hedging contracts on OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso and Russian rouble. 10% strengthening in U.S. dollar 10% weakening in U.S. dollar Effect on OCI before taxes, (loss)(a) Effect on OCI before taxes, gain(a) Canadian dollar (6.1) $ 7.4 $ Brazilian real (6.8) $ 7.5 $ Chilean peso (4.4) $ 4.8 $ Russian rouble (3.7) $ 5.5 $ (a) Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment. iv. Energy price risk The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy swap contracts that partially protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation. At December 31, 2021, with other variables unchanged, the following represents the effect of the Company's energy swap contracts on OCI before taxes from a 10% change in WTI oil prices. 10% increase in price 10% decrease in price Effect on OCI before taxes, gain(a) Effect on OCI before taxes, (loss)(a) WTI oil 11.3 $ (11.3) $ (a) Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.

37 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 37 v. Liquidity risk The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances (December 31, 2021 - $531.5 million in aggregate), by utilizing its lines of credit and by monitoring developments in the capital markets. The Company continuously monitors and reviews both actual and forecasted cash flows. The contractual cash flow requirements for financial liabilities at December 31, 2021 are as follows: 2022 2023-2026 2027+ Total Within 1 year(b) 2 to 5 years More than 5 years Long-term debt(a) 2,251.9 $ 121.6 $ 1,025.5 $ 1,104.8 $ (a) Includes the full face value of the senior notes, drawdowns on the revolving credit facility, Tasiast loan, and estimated interest. (b) Represents estimated interest on the senior notes, revolving credit facility and Tasiast loan, due within the next 12 months. vi. Credit risk management Credit risk relates to cash and cash equivalents, accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company generally transacts with highly-rated counterparties and a limit on contingent exposure has been established for counterparties based on their credit ratings. As at December 31, 2021, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, restricted cash, accounts receivable, and derivative assets. 12. LONG-TERM DEBT AND CREDIT FACILITIES Interest Rates Nominal Amount Deferred Financing Costs Carrying Amount(a) Fair Value(b) Carrying Amount(a) Fair Value(b) Senior notes (i) 4.50%-6.875% 1,248.2 $ (6.3) $ 1,241.9 $ 1,432.7 $ 1,739.8 $ 1,999.5 $ Revolving credit facility (ii) LIBOR plus 1.45% 200.0 - 200.0$ 200.0 - - Tasiast loan (iii) LIBOR plus 4.380% 200.0 (12.0) 188.0 $ 200.0 184.1 200.0 Total long-term and current debt 1,648.2 $ (18.3)$ 1,629.9 $ 1,832.7 $ 1,923.9 $ 2,199.5 $ Less: current portion (40.0) - (40.0) - (499.7) (509.3) Long-term debt and credit facility 1,608.2 $ (18.3)$ 1,589.9 $ 1,832.7 $ 1,424.2 $ 1,690.2 $ December 31, 2021 December 31, 2020 (a) Includes transaction costs on senior notes and Tasiast loan financings. (b) The fair value of senior notes is primarily determined using quoted market determined variables. See Note 10(c). Scheduled debt repayments 2022 2023 2024 2025 2026 2027 and thereafter Total Senior notes - $ -$ 500.0 $ - $ - $ 750.0 $ 1,250.0 $ Revolving credit facility - - - - 200.0 - 200.0 Tasiast loan 40.0 36.0 32.0 4.0 16.0 72.0 200.0 Total debt payable 40.0 $ 36.0 $ 532.0 $ 4.0 $ 216.0 $ 822.0 $ 1,650.0 $ (i) Senior notes The Company’s $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.950% notes due in 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041. On June 1, 2021, the Company redeemed all outstanding 5.125% senior notes due September 1, 2021, which had an aggregate principal amount of $500.0 million. These notes were redeemed at a redemption price equal to their principal amount outstanding plus accrued and unpaid interest of $6.4 million. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 36 exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company may from time to time manage the exposure on the net monetary items. At December 31, 2021, with other variables unchanged, the following represents the effect of movements in foreign exchange rates on the Company's net working capital, on earnings before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and other foreign currencies. 10% strengthening in U.S. dollar 10% weakening in U.S. dollar Foreign currency net working capital Effect on earnings before taxes, gain (loss)(a) Effect on earnings before taxes, gain (loss)(a) Canadian dollar (40.0) $ 3.6 $ (4.4) $ Brazilian real (131.3) $ 11.9 $ (14.6) $ Chilean peso 25.7 $ (2.3) $ 2.9 $ Russian rouble 25.5 $ (2.3) $ 2.8 $ Mauritanian ouguiya (4.3) $ 0.4 $ (0.5) $ Ghanaian cedi 3.9 $ (0.4) $ 0.4 $ Other(b) (2.6) $ 0.3 $ (0.4) $ (a) As described in Note 3ii, the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings. (b) Includes Euro, Swedish Krona, British pound, Australian dollar and South African rand. At December 31, 2021, with other variables unchanged, the following represents the effect of the Company's foreign currency hedging contracts on OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso and Russian rouble. 10% strengthening in U.S. dollar 10% weakening in U.S. dollar Effect on OCI before taxes, (loss)(a) Effect on OCI before taxes, gain(a) Canadian dollar (6.1) $ 7.4 $ Brazilian real (6.8) $ 7.5 $ Chilean peso (4.4) $ 4.8 $ Russian rouble (3.7) $ 5.5 $ (a) Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment. iv. Energy price risk The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy swap contracts that partially protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation. At December 31, 2021, with other variables unchanged, the following represents the effect of the Company's energy swap contracts on OCI before taxes from a 10% change in WTI oil prices. 10% increase in price 10% decrease in price Effect on OCI before taxes, gain(a) Effect on OCI before taxes, (loss)(a) WTI oil 11.3 $ (11.3) $ (a) Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.

2021 ANNUAL REPORT KINROSS GOLD FS 38 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 39 As at December 31, 2021, $308.2 million (December 31, 2020 - $290.1 million) of surety bonds were outstanding with respect to Kinross’ properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50%. (v) Changes in liabilities arising from financing activities Long-term debt Lease Accrued interest and credit facilities liabilities payable(a) Total Balance as at January 1, 2021 1,923.9 $ 74.7 $ 33.7 $ 2,032.3 $ Changes from financing cash flows Debt issued 200.0 - - 200.0 Debt repayments (500.0) - - (500.0) Interest paid - - (46.9) (46.9) Payment of lease liabilities - (33.8) - (33.8) 1,623.9 40.9 (13.2) 1,651.6 Other changes Interest expense and accretion - $ 3.8 $ 67.7 $ 71.5 $ Capitalized interest - - 48.3 48.3 Capitalized interest paid - - (51.1) (51.1) Additions of lease liabilities - 10.2 - 10.2 Other 6.0 (0.1) (26.4) (20.5) 6.0 13.9 38.5 58.4 Balance as at December 31, 2021 1,629.9 $ 54.8 $ 25.3 $ 1,710.0 $ (a) Included in Accounts payable and accrued liabilities. Long-term debt Lease Accrued interest and credit facilities liabilities payable(a) Total Balance as at January 1, 2020 1,837.4 $ 54.9 $ 33.3 $ 1,925.6 $ Changes from financing cash flows Debt issued 950.0 - - 950.0 Debt repayments (850.0) - - (850.0) Interest paid - - (63.1) (63.1) Payment of lease liabilities - (20.7) - (20.7) 1,937.4 34.2 (29.8) 1,941.8 Other changes Interest expense and accretion - $ 3.0 $ 86.6 $ 89.6 $ Capitalized interest - - 49.1 49.1 Capitalized interest paid - - (47.9) (47.9) Additions of lease liabilities - 38.2 - 38.2 Other (13.5) (0.7) (24.3) (38.5) (13.5) 40.5 63.5 90.5 Balance as at December 31, 2020 1,923.9 $ 74.7 $ 33.7 $ 2,032.3 $ (a) Included in Accounts payable and accrued liabilities. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 38 The senior notes (collectively, the “notes”) pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 45 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2024 and 2027, and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any. (ii) Revolving credit facility On July 23, 2021, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date to July 23, 2026. As at December 31, 2021, the Company had utilized $206.5 million (December 31, 2020 - $7.5 million) of its $1,500.0 million revolving credit facility, of which $6.5 million was used for letters of credit. In 2021, the Company drew down $200.0 million on the revolving credit facility. Subsequent to December 31, 2021, the Company drew $1,100.0 million on the revolving credit facility. Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin, which is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2021, interest charges and fees are as follows: Type of credit Revolving credit facility LIBOR plus 1.45% Letters of credit 0.967-1.45% Standby fee applicable to unused availability 0.290% The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreement at December 31, 2021. (iii) Tasiast loan On December 16, 2019, the Company completed a definitive loan agreement for up to $300.0 million for Tasiast, with the first drawdown of $200.0 million received on April 9, 2020. On December 15, 2021, the agreement was amended to cancel the remaining $100.0 million available to be drawn. The asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38% and a standby fee applicable to unused availability of 1.60%, with semi-annual interest and principal payments to be made in June and December for the term of the loan. Principal repayments of $20.0 million are due in June and December 2022. As at December 31, 2021, the Company held $25.0 million in a separate bank account as required under the Tasiast loan agreement. This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in other long-term assets. See Note 7viii. (iv) Other The Company has a $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) with a maturity date of June 30, 2022. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at December 31, 2021, $232.3 million (December 31, 2020 - $228.9 million) was utilized under this facility. In addition, at December 31, 2021, the Company had $180.8 million (December 31, 2020 - $175.6 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks and incur average fees of 0.80%.

39 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 39 As at December 31, 2021, $308.2 million (December 31, 2020 - $290.1 million) of surety bonds were outstanding with respect to Kinross’ properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50%. (v) Changes in liabilities arising from financing activities Long-term debt Lease Accrued interest and credit facilities liabilities payable(a) Total Balance as at January 1, 2021 1,923.9 $ 74.7 $ 33.7 $ 2,032.3 $ Changes from financing cash flows Debt issued 200.0 - - 200.0 Debt repayments (500.0) - - (500.0) Interest paid - - (46.9) (46.9) Payment of lease liabilities - (33.8) - (33.8) 1,623.9 40.9 (13.2) 1,651.6 Other changes Interest expense and accretion - $ 3.8 $ 67.7 $ 71.5 $ Capitalized interest - - 48.3 48.3 Capitalized interest paid - - (51.1) (51.1) Additions of lease liabilities - 10.2 - 10.2 Other 6.0 (0.1) (26.4) (20.5) 6.0 13.9 38.5 58.4 Balance as at December 31, 2021 1,629.9 $ 54.8 $ 25.3 $ 1,710.0 $ (a) Included in Accounts payable and accrued liabilities. Long-term debt Lease Accrued interest and credit facilities liabilities payable(a) Total Balance as at January 1, 2020 1,837.4 $ 54.9 $ 33.3 $ 1,925.6 $ Changes from financing cash flows Debt issued 950.0 - - 950.0 Debt repayments (850.0) - - (850.0) Interest paid - - (63.1) (63.1) Payment of lease liabilities - (20.7) - (20.7) 1,937.4 34.2 (29.8) 1,941.8 Other changes Interest expense and accretion - $ 3.0 $ 86.6 $ 89.6 $ Capitalized interest - - 49.1 49.1 Capitalized interest paid - - (47.9) (47.9) Additions of lease liabilities - 38.2 - 38.2 Other (13.5) (0.7) (24.3) (38.5) (13.5) 40.5 63.5 90.5 Balance as at December 31, 2020 1,923.9 $ 74.7 $ 33.7 $ 2,032.3 $ (a) Included in Accounts payable and accrued liabilities. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 38 The senior notes (collectively, the “notes”) pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 45 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2024 and 2027, and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any. (ii) Revolving credit facility On July 23, 2021, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date to July 23, 2026. As at December 31, 2021, the Company had utilized $206.5 million (December 31, 2020 - $7.5 million) of its $1,500.0 million revolving credit facility, of which $6.5 million was used for letters of credit. In 2021, the Company drew down $200.0 million on the revolving credit facility. Subsequent to December 31, 2021, the Company drew $1,100.0 million on the revolving credit facility. Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin, which is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2021, interest charges and fees are as follows: Type of credit Revolving credit facility LIBOR plus 1.45% Letters of credit 0.967-1.45% Standby fee applicable to unused availability 0.290% The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreement at December 31, 2021. (iii) Tasiast loan On December 16, 2019, the Company completed a definitive loan agreement for up to $300.0 million for Tasiast, with the first drawdown of $200.0 million received on April 9, 2020. On December 15, 2021, the agreement was amended to cancel the remaining $100.0 million available to be drawn. The asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38% and a standby fee applicable to unused availability of 1.60%, with semi-annual interest and principal payments to be made in June and December for the term of the loan. Principal repayments of $20.0 million are due in June and December 2022. As at December 31, 2021, the Company held $25.0 million in a separate bank account as required under the Tasiast loan agreement. This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in other long-term assets. See Note 7viii. (iv) Other The Company has a $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) with a maturity date of June 30, 2022. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at December 31, 2021, $232.3 million (December 31, 2020 - $228.9 million) was utilized under this facility. In addition, at December 31, 2021, the Company had $180.8 million (December 31, 2020 - $175.6 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks and incur average fees of 0.80%.

2021 ANNUAL REPORT KINROSS GOLD FS 40 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 41 14. PROVISIONS Reclamation and remediation obligations (i) Other Total Balance at January 1, 2021 896.1 $ 28.8 $ 924.9 $ Additions 23.0 48.5 71.5 Reductions (40.7) (6.4) (47.1) Reclamation spending (25.7) - (25.7) Accretion 14.2 - 14.2 Reclamation expense 0.1 - 0.1 Balance at December 31, 2021 867.0 $ 70.9 $ 937.9 $ Current portion 41.9 48.1 90.0 Non-current portion 825.1 22.8 847.9 $ 867.0 $ 70.9 $ 937.9 (i) Reclamation and remediation obligations The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations. Included in other operating expense for the year ended December 31, 2021 is a $0.1 million expense (year ended December 31, 2020 - $6.6 million) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed or are nearing the end of their operating life. The majority of the expenditures are expected to occur between 2022 and 2044. The discount rates used in estimating the site restoration cost obligation were between 1.3% and 10.3% for the year ended December 31, 2021 (year ended December 31, 2020 – 0.4% and 13.3%), and the inflation rates used were between 2.3% and 5.3% for the year ended December 31, 2021 (year ended December 31, 2020 - 2.1% and 4.0%). Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2021, letters of credit totaling $384.7 million (December 31, 2020 - $379.9 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at December 31, 2021, $307.4 million (December 31, 2020 - $289.3 million) of surety bonds were outstanding as security over reclamation and remediation obligations with respect to Kinross’ properties in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 40 13. LEASES December 31, December 31, 2021 2020 Current portion of lease liabilities 19.7 $ 28.4 $ Long-term lease liabilities 35.1 46.3 54.8 $ 74.7 $ The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. The following table summarizes total undiscounted lease liability maturities as at December 31, 2021: 2022 2023-2026 2027+ Total Within 1 year 1 to 5 years More than 5 years Lease liabilities 62.8 $ 21.7 $ 30.1 $ 11.0 $ The following table summarizes such lease payments that have been expensed for the years ended December 31, 2021 and 2020: December 31, December 31, 2021 2020 Leases with a term of 12 months or less 6.5 $ 4.8 $ Leases of low-value assets 0.3 0.1 Leases with variable lease payments 36.5 31.2 43.3 $ 36.1 $

41 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 41 14. PROVISIONS Reclamation and remediation obligations (i) Other Total Balance at January 1, 2021 896.1 $ 28.8 $ 924.9 $ Additions 23.0 48.5 71.5 Reductions (40.7) (6.4) (47.1) Reclamation spending (25.7) - (25.7) Accretion 14.2 - 14.2 Reclamation expense 0.1 - 0.1 Balance at December 31, 2021 867.0 $ 70.9 $ 937.9 $ Current portion 41.9 48.1 90.0 Non-current portion 825.1 22.8 847.9 $ 867.0 $ 70.9 $ 937.9 (i) Reclamation and remediation obligations The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations. Included in other operating expense for the year ended December 31, 2021 is a $0.1 million expense (year ended December 31, 2020 - $6.6 million) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed or are nearing the end of their operating life. The majority of the expenditures are expected to occur between 2022 and 2044. The discount rates used in estimating the site restoration cost obligation were between 1.3% and 10.3% for the year ended December 31, 2021 (year ended December 31, 2020 – 0.4% and 13.3%), and the inflation rates used were between 2.3% and 5.3% for the year ended December 31, 2021 (year ended December 31, 2020 - 2.1% and 4.0%). Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2021, letters of credit totaling $384.7 million (December 31, 2020 - $379.9 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at December 31, 2021, $307.4 million (December 31, 2020 - $289.3 million) of surety bonds were outstanding as security over reclamation and remediation obligations with respect to Kinross’ properties in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 40 13. LEASES December 31, December 31, 2021 2020 Current portion of lease liabilities 19.7 $ 28.4 $ Long-term lease liabilities 35.1 46.3 54.8 $ 74.7 $ The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. The following table summarizes total undiscounted lease liability maturities as at December 31, 2021: 2022 2023-2026 2027+ Total Within 1 year 1 to 5 years More than 5 years Lease liabilities 62.8 $ 21.7 $ 30.1 $ 11.0 $ The following table summarizes such lease payments that have been expensed for the years ended December 31, 2021 and 2020: December 31, December 31, 2021 2020 Leases with a term of 12 months or less 6.5 $ 4.8 $ Leases of low-value assets 0.3 0.1 Leases with variable lease payments 36.5 31.2 43.3 $ 36.1 $

2021 ANNUAL REPORT KINROSS GOLD FS 42 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 43 16. SHARE-BASED PAYMENTS Share-based compensation expense recorded during the years ended December 31, 2021 and 2020 was as follows: 2021 2020 Share option plan expense (i) $ 0.3 1.0 $ 19.2 29.7 Deferred share units expense (iii) 1.4 1.3 2.8 2.4 Total share-based compensation expense $ 23.7 34.4 $ Restricted share unit plan expense, including restricted performance shares (ii) Employer portion of employee share purchase plan (iv) Years ended December 31, (i) Share option plan The Company has a share option plan for officers, employees, and contractors enabling them to purchase common shares. Under the share option plan, the aggregate number of shares reserved for issuance may not exceed 31.2 million common shares. Additionally, the aggregate number of Common Shares reserved for issuance under the share option plan to insiders, at any one time upon the exercise of Options and pursuant to all other compensation arrangements of the Company shall not exceed 10% of the total number of Common Shares then outstanding. Each option granted under the plan is for a maximum term of seven years. One-third of the options granted are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, and may not be less than the closing market price of the common shares on the last trading day prior to the grant date of the option. The share options outstanding at December 31, 2021 expire at various dates through 2026. The number of common shares available for the granting of options as at December 31, 2021 was 14.8 million. The following table summarizes the status of the share option plan and changes during the years ended December 31, 2021 and 2020: Number of options (000's) Weighted average exercise price (CDN$/option) Number of options (000's) Weighted average exercise price (CDN$/option) Balance at January 1 5,601 4.68 $ 10,170 5.16 $ Exercised (1,624) 5.13 (2,566) 4.90 Forfeited (213) 4.97 (808) 5.02 Expired - - (1,195) 8.03 Outstanding at end of period 3,764 4.47 $ 5,601 4.68 $ Exercisable at end of period 3,273 4.47 $ 3,813 4.68 $ 2021 2020 For the year ended December 31, 2021, the weighted average share price at the date of exercise was CDN$8.56 (December 31, 2020 - CDN$8.63). The following table summarizes information about the stock options outstanding and exercisable at December 31, 2021: Number of options Weighted average exercise price Weighted average remaining contractual life Number of options Weighted average exercise price Weighted average remaining contractual life (000’s) (CDN$) (years) (000’s) (CDN$) (years) 3.73 4.25 1,335 3.87 0.53 1,335 3.89 0.53 4.26 4.75 1,078 4.58 3.89 587 4.59 3.97 4.76 5.06 1,351 4.98 2.72 1,351 4.99 2.72 3,764 4.47 $ 2.28 3,273 4.47 $ 2.05 Options exercisable Exercise price range in CDN$: Options outstanding No options were granted during the year ended December 31, 2021 and 2020. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 42 15. COMMON SHARE CAPITAL The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2021 and 2020 is as follows: Number of shares Amount Number of shares Amount (000's) (000's) Common shares Balance at January 1, 1,258,320 4,473.7 $ 1,253,766 14,926.2 $ Transfer to contributed surplus on reduction of stated capital(a) - - - (10,473.4) Repurchase and cancellation of shares (ii) (17,608) (62.9) - - Issued under share option and restricted share plans 3,621 16.9 4,554 20.9 Balance at end of period 1,244,333 4,427.7 $ 1,258,320 4,473.7 $ Total common share capital 4,427.7 $ 4,473.7 $ Year ended December 31, 2020 Year ended December 31, 2021 (a) Effective as of May 6, 2020, the shareholders of the Company approved a resolution to reduce the stated capital account of the common shares, with a resulting addition to contributed surplus. i. Dividends on common shares The following summarizes dividends declared and paid during the year ended December 31, 2021: Total Per share amount paid Dividends declared and paid during the periods: Three months ended March 31, 2021 0.03 $ 37.8 $ Three months ended June 30, 2021 0.03 37.9 Three months ended September 30, 2021 0.03 37.8 Three months ended December 31, 2021 0.03 37.6 Total 151.1 $ During the year ended December 31, 2020, dividends of $0.03 per common share were declared on September 17, 2020 and November 4, 2020, and a total of $75.5 million in dividends were paid in the year ended December 31, 2020. On February 16, 2022 the Board of Directors declared a dividend of $0.03 per common share payable on March 24, 2022 to shareholders of record on March 9, 2022. There were no dividends declared but unpaid at December 31, 2021 or December 31, 2020. ii. Repurchase and cancellation of common shares On July 28, 2021, Kinross received approval from the Toronto Stock Exchange to establish a normal course issuer bid (“NCIB”) program. Under the NCIB program, the Company is authorized to purchase up to 63,096,676 of its common shares (out of the 1,261,933,539 common shares outstanding as at July 27, 2021) representing 5% of the Company’s issued and outstanding common shares, during the period starting on August 3, 2021 and ending on August 2, 2022. During the year ended December 31, 2021, the Company repurchased and cancelled 17,608,678 common shares for $100.2 million at an average price of $5.69 per share as part of its authorized NCIB program. The book value of the cancelled shares was $62.9 million and was treated as a reduction to common share capital. The portion of the consideration paid for the repurchased shares in excess of their book value was treated as a reduction to contributed surplus.

43 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 43 16. SHARE-BASED PAYMENTS Share-based compensation expense recorded during the years ended December 31, 2021 and 2020 was as follows: 2021 2020 Share option plan expense (i) $ 0.3 1.0 $ 19.2 29.7 Deferred share units expense (iii) 1.4 1.3 2.8 2.4 Total share-based compensation expense $ 23.7 34.4 $ Restricted share unit plan expense, including restricted performance shares (ii) Employer portion of employee share purchase plan (iv) Years ended December 31, (i) Share option plan The Company has a share option plan for officers, employees, and contractors enabling them to purchase common shares. Under the share option plan, the aggregate number of shares reserved for issuance may not exceed 31.2 million common shares. Additionally, the aggregate number of Common Shares reserved for issuance under the share option plan to insiders, at any one time upon the exercise of Options and pursuant to all other compensation arrangements of the Company shall not exceed 10% of the total number of Common Shares then outstanding. Each option granted under the plan is for a maximum term of seven years. One-third of the options granted are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, and may not be less than the closing market price of the common shares on the last trading day prior to the grant date of the option. The share options outstanding at December 31, 2021 expire at various dates through 2026. The number of common shares available for the granting of options as at December 31, 2021 was 14.8 million. The following table summarizes the status of the share option plan and changes during the years ended December 31, 2021 and 2020: Number of options (000's) Weighted average exercise price (CDN$/option) Number of options (000's) Weighted average exercise price (CDN$/option) Balance at January 1 5,601 4.68 $ 10,170 5.16 $ Exercised (1,624) 5.13 (2,566) 4.90 Forfeited (213) 4.97 (808) 5.02 Expired - - (1,195) 8.03 Outstanding at end of period 3,764 4.47 $ 5,601 4.68 $ Exercisable at end of period 3,273 4.47 $ 3,813 4.68 $ 2021 2020 For the year ended December 31, 2021, the weighted average share price at the date of exercise was CDN$8.56 (December 31, 2020 - CDN$8.63). The following table summarizes information about the stock options outstanding and exercisable at December 31, 2021: Number of options Weighted average exercise price Weighted average remaining contractual life Number of options Weighted average exercise price Weighted average remaining contractual life (000’s) (CDN$) (years) (000’s) (CDN$) (years) 3.73 4.25 1,335 3.87 0.53 1,335 3.89 0.53 4.26 4.75 1,078 4.58 3.89 587 4.59 3.97 4.76 5.06 1,351 4.98 2.72 1,351 4.99 2.72 3,764 4.47 $ 2.28 3,273 4.47 $ 2.05 Options exercisable Exercise price range in CDN$: Options outstanding No options were granted during the year ended December 31, 2021 and 2020. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 42 15. COMMON SHARE CAPITAL The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2021 and 2020 is as follows: Number of shares Amount Number of shares Amount (000's) (000's) Common shares Balance at January 1, 1,258,320 4,473.7 $ 1,253,766 14,926.2 $ Transfer to contributed surplus on reduction of stated capital(a) - - - (10,473.4) Repurchase and cancellation of shares (ii) (17,608) (62.9) - - Issued under share option and restricted share plans 3,621 16.9 4,554 20.9 Balance at end of period 1,244,333 4,427.7 $ 1,258,320 4,473.7 $ Total common share capital 4,427.7 $ 4,473.7 $ Year ended December 31, 2020 Year ended December 31, 2021 (a) Effective as of May 6, 2020, the shareholders of the Company approved a resolution to reduce the stated capital account of the common shares, with a resulting addition to contributed surplus. i. Dividends on common shares The following summarizes dividends declared and paid during the year ended December 31, 2021: Total Per share amount paid Dividends declared and paid during the periods: Three months ended March 31, 2021 0.03 $ 37.8 $ Three months ended June 30, 2021 0.03 37.9 Three months ended September 30, 2021 0.03 37.8 Three months ended December 31, 2021 0.03 37.6 Total 151.1 $ During the year ended December 31, 2020, dividends of $0.03 per common share were declared on September 17, 2020 and November 4, 2020, and a total of $75.5 million in dividends were paid in the year ended December 31, 2020. On February 16, 2022 the Board of Directors declared a dividend of $0.03 per common share payable on March 24, 2022 to shareholders of record on March 9, 2022. There were no dividends declared but unpaid at December 31, 2021 or December 31, 2020. ii. Repurchase and cancellation of common shares On July 28, 2021, Kinross received approval from the Toronto Stock Exchange to establish a normal course issuer bid (“NCIB”) program. Under the NCIB program, the Company is authorized to purchase up to 63,096,676 of its common shares (out of the 1,261,933,539 common shares outstanding as at July 27, 2021) representing 5% of the Company’s issued and outstanding common shares, during the period starting on August 3, 2021 and ending on August 2, 2022. During the year ended December 31, 2021, the Company repurchased and cancelled 17,608,678 common shares for $100.2 million at an average price of $5.69 per share as part of its authorized NCIB program. The book value of the cancelled shares was $62.9 million and was treated as a reduction to common share capital. The portion of the consideration paid for the repurchased shares in excess of their book value was treated as a reduction to contributed surplus.

2021 ANNUAL REPORT KINROSS GOLD FS 44 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 45 (iii) Deferred share unit plan The Company has a DSU plan for its outside directors which provides that each outside director receives, on the last date in each quarter a number of DSUs having a value equal to a minimum of 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company's common shares on the Toronto Stock Exchange on the business day immediately preceding the DSU issue date. At such time as an outside director ceases to be a director, the Company will make a cash payment on the outstanding DSUs to the outside director in accordance with the redemption election made by the departing director or in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the Deferred Share Unit Plan. The number of DSUs granted by the Company and the weighted average fair value per unit issued for the years ended December 31, 2021 and 2020 are as follows: 2021 2020 DSUs granted (000's) 234 203 Weighted average grant-date fair value (CDN$/ unit) $ 7.55 $ 8.66 Years ended December 31, There were 1,296,882 DSUs outstanding, for which the Company had recognized a liability of $7.5 million, as at December 31, 2021 (December 31, 2020 - $10.4 million), within employee related accrued liabilities (see Note 7ix). (iv) Employee share purchase plan The Company has an employee SPP whereby certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company has made contributions equal to 50% of the employees' contributions. The compensation expense related to the employee SPP for the year ended December 31, 2021 was $2.8 million (year ended December 31, 2020 - $2.4 million). 17. EARNINGS PER SHARE Basic and diluted net earnings attributable to common shareholders of Kinross for the year ended December 31, 2021 was $221.2 million (year ended December 31, 2020 - $1,342.4 million). Earnings per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings per common share for the following periods: (Number of common shares in thousands) 2021 2020 Basic weighted average shares outstanding: 1,259,059 1,257,163 Weighted average shares dilution adjustments: Stock options(a) 1,942 3,218 Restricted share units 3,203 2,929 Restricted performance share units 4,942 4,660 Diluted weighted average shares outstanding 1,269,146 1,267,970 Weighted average shares dilution adjustments - exclusions:(b) Stock options(a) - 165 Restricted share units - - Restricted performance share units - - Years ended December 31, (a) Dilutive stock options were determined using the Company’s average share price for the year. For the years ended December 31, 2021 and 2020, the average share price used was $6.56 and $7.00, respectively. (b) These adjustments were excluded as they are anti-dilutive. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 44 (ii) Restricted share plans The Company has a Restricted Share Plan and a Restricted Share Unit Plan (Cash-Settled) whereby RSUs and RPSUs may be granted to employees, officers and contractors of the Company. Under the Restricted Share Plan, the aggregate number of shares reserved for issuance may not exceed 50 million common shares. The number of common shares available for the granting of restricted shares under this plan as at December 31, 2021 was 20.9 million. (a) Restricted share units RSUs are generally exercisable into one common share entitling the holder to acquire the common share for no additional consideration. RSUs vest over a three year period. The following table summarizes information about all RSUs and related changes during the years ended December 31, 2021 and 2020: Number of units (000's) Weighted average fair value (CDN$/unit) Number of units (000's) Weighted average fair value (CDN$/unit) Balance at January 1 6,475 5.86 $ 8,512 4.68 $ Granted 3,017 8.80 3,106 7.42 Reinvested 175 6.82 - - Redeemed (3,748) 5.36 (4,199) 4.78 Forfeited (626) 6.84 (944) 5.17 Outstanding at end of period 5,293 7.81 $ 6,475 5.86 $ 2021 2020 As at December 31, 2021, the Company had recognized a liability of $10.6 million (December 31, 2020 - $17.6 million) within employee related accrued liabilities (see Note 7ix) in respect of its cash-settled RSUs. (b) Restricted performance share units The RPSUs are subject to certain vesting requirements and vest at the end of three years. The vesting requirements are based on certain performance criteria over the vesting period established by the Company. The following table summarizes information about the RPSUs and related changes during the years ended December 31, 2021 and 2020: Number of units (000's) Weighted average fair value (CDN$/unit) Number of units (000's) Weighted average fair value (CDN$/unit) Balance at January 1 4,459 5.95 $ 4,937 5.16 $ Granted 1,378 8.37 1,436 7.76 Reinvested 77 6.90 - - Redeemed (1,739) 4.92 (1,575) 5.32 Forfeited (394) 6.66 (339) 5.02 Outstanding at end of period 3,781 7.25 $ 4,459 5.95 $ 2021 2020

45 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 45 (iii) Deferred share unit plan The Company has a DSU plan for its outside directors which provides that each outside director receives, on the last date in each quarter a number of DSUs having a value equal to a minimum of 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company's common shares on the Toronto Stock Exchange on the business day immediately preceding the DSU issue date. At such time as an outside director ceases to be a director, the Company will make a cash payment on the outstanding DSUs to the outside director in accordance with the redemption election made by the departing director or in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the Deferred Share Unit Plan. The number of DSUs granted by the Company and the weighted average fair value per unit issued for the years ended December 31, 2021 and 2020 are as follows: 2021 2020 DSUs granted (000's) 234 203 Weighted average grant-date fair value (CDN$/ unit) $ 7.55 $ 8.66 Years ended December 31, There were 1,296,882 DSUs outstanding, for which the Company had recognized a liability of $7.5 million, as at December 31, 2021 (December 31, 2020 - $10.4 million), within employee related accrued liabilities (see Note 7ix). (iv) Employee share purchase plan The Company has an employee SPP whereby certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company has made contributions equal to 50% of the employees' contributions. The compensation expense related to the employee SPP for the year ended December 31, 2021 was $2.8 million (year ended December 31, 2020 - $2.4 million). 17. EARNINGS PER SHARE Basic and diluted net earnings attributable to common shareholders of Kinross for the year ended December 31, 2021 was $221.2 million (year ended December 31, 2020 - $1,342.4 million). Earnings per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings per common share for the following periods: (Number of common shares in thousands) 2021 2020 Basic weighted average shares outstanding: 1,259,059 1,257,163 Weighted average shares dilution adjustments: Stock options(a) 1,942 3,218 Restricted share units 3,203 2,929 Restricted performance share units 4,942 4,660 Diluted weighted average shares outstanding 1,269,146 1,267,970 Weighted average shares dilution adjustments - exclusions:(b) Stock options(a) - 165 Restricted share units - - Restricted performance share units - - Years ended December 31, (a) Dilutive stock options were determined using the Company’s average share price for the year. For the years ended December 31, 2021 and 2020, the average share price used was $6.56 and $7.00, respectively. (b) These adjustments were excluded as they are anti-dilutive. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 44 (ii) Restricted share plans The Company has a Restricted Share Plan and a Restricted Share Unit Plan (Cash-Settled) whereby RSUs and RPSUs may be granted to employees, officers and contractors of the Company. Under the Restricted Share Plan, the aggregate number of shares reserved for issuance may not exceed 50 million common shares. The number of common shares available for the granting of restricted shares under this plan as at December 31, 2021 was 20.9 million. (a) Restricted share units RSUs are generally exercisable into one common share entitling the holder to acquire the common share for no additional consideration. RSUs vest over a three year period. The following table summarizes information about all RSUs and related changes during the years ended December 31, 2021 and 2020: Number of units (000's) Weighted average fair value (CDN$/unit) Number of units (000's) Weighted average fair value (CDN$/unit) Balance at January 1 6,475 5.86 $ 8,512 4.68 $ Granted 3,017 8.80 3,106 7.42 Reinvested 175 6.82 - - Redeemed (3,748) 5.36 (4,199) 4.78 Forfeited (626) 6.84 (944) 5.17 Outstanding at end of period 5,293 7.81 $ 6,475 5.86 $ 2021 2020 As at December 31, 2021, the Company had recognized a liability of $10.6 million (December 31, 2020 - $17.6 million) within employee related accrued liabilities (see Note 7ix) in respect of its cash-settled RSUs. (b) Restricted performance share units The RPSUs are subject to certain vesting requirements and vest at the end of three years. The vesting requirements are based on certain performance criteria over the vesting period established by the Company. The following table summarizes information about the RPSUs and related changes during the years ended December 31, 2021 and 2020: Number of units (000's) Weighted average fair value (CDN$/unit) Number of units (000's) Weighted average fair value (CDN$/unit) Balance at January 1 4,459 5.95 $ 4,937 5.16 $ Granted 1,378 8.37 1,436 7.76 Reinvested 77 6.90 - - Redeemed (1,739) 4.92 (1,575) 5.32 Forfeited (394) 6.66 (339) 5.02 Outstanding at end of period 3,781 7.25 $ 4,459 5.95 $ 2021 2020

2021 ANNUAL REPORT KINROSS GOLD FS 46 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 47 i. Deferred income tax The following table summarizes the components of deferred income tax: December 31, 2021 December 31, 2020 Deferred tax assets Accrued expenses and other 49.0 $ 51.1 $ Property, plant and equipment 1.8 5.2 Reclamation and remediation obligations 118.6 123.3 Inventory capitalization 20.6 20.8 Losses 90.8 54.4 280.8 254.8 Deferred tax liabilities Accrued expenses and other 1.3 2.4 Property, plant and equipment 662.7 677.5 Inventory capitalization 47.1 60.0 Deferred tax liabilities - net 430.3 $ 485.1 $ For balance sheet disclosure purposes, deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. Movement in net deferred tax liabilities: December 31, 2021 December 31, 2020 Balance at the beginning of the period 485.1 $ 269.3 $ Recognized in the statement of operations (63.7) 217.9 Recognized in OCI 8.9 (2.1) Balance at the end of the period 430.3 $ 485.1 $ ii. Unrecognized deferred tax assets and liabilities The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2021 is $9.4 billion (December 31, 2020 - $8.9 billion). Deferred tax assets have not been recognized in respect of the following items: December 31, 2021 December 31, 2020 Deductible temporary differences 572.0 $ 535.2 $ Tax losses 363.9 $ 394.1 $ The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom. iii. Non-capital losses (not recognized) The following table summarizes the Company’s operating losses that can be applied against future taxable profit: Country Type Amount Expiry Date Canada Net operating losses $ 1,053.6 2027 - 2041 United States(a) Net operating losses 37.6 2022 - 2040 Chile Net operating losses 130.2 No expiry Brazil Net operating losses 1.6 No expiry Russia Net operating losses 24.7 No expiry Mauritania Net operating losses 4.8 2022 - 2026 Barbados Net operating losses 144.6 2023 - 2027 Luxembourg Net operating losses 77.2 Various Other Net operating losses 89.1 Various (a) Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 46 18. INCOME TAX EXPENSE The following table shows the components of the current and deferred tax expense: 2021 2020 Current tax expense Current period 264.5 $ 297.7 $ Settlement or adjustment for prior periods 49.9 (75.8) Deferred tax expense Origination and reversal of temporary differences (136.0) 334.6 Change in unrecognized deferred tax assets 72.3 (116.7) Total tax expense 250.7 $ 439.8 $ Years ended December 31, The Company settled tax amounts relating to prior taxation years resulting in an additional $49.9 million of tax expense during 2021. On March 27, 2020 the U.S. CARES Act was signed into law. Kinross benefited primarily from two significant changes in tax law included in the U.S. CARES Act. First, $33.1 million of federal Alternative Minimum Tax (“AMT”) credits that were previously expected to be received after 2020, were received in 2020. Second, the tax law amendments provided for new tax loss carry-back opportunities that created additional federal AMT credits of $73.7 million, which were also refunded in 2020. The carry-back of U.S. net operating losses also resulted in a $25.4 million net tax benefit to tax expense, the result of the 35% U.S. federal corporate income tax rates prior to 2018, compared to 21% post 2017. The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows: 2021 2020 Combined statutory income tax rate 26.5% 26.5% Increase (decrease) resulting from: Mining taxes 0.2% 1.7% Percentage of depletion (0.4%) (0.9%) 4.7% 5.5% 7.5% (0.4%) True-up of prior provisions to tax filings (1.1%) - Income not subject to tax (0.1%) (0.7%) Effect of non-taxable impairment reversals - (6.9%) Accounting expenses disallowed for tax 6.3% 1.7% Taxes on repatriation of foreign earnings 1.2% 0.1% Impact of CARES Act - (1.4%) Settlement of prior period taxes 11.1% 0.5% Other (2.5%) (1.2%) Effective tax rate 53.4% 24.5% Difference in foreign tax rates and foreign exchange on deferred income taxes within income tax expense Change in unrecognized deferred tax assets

47 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 47 i. Deferred income tax The following table summarizes the components of deferred income tax: December 31, 2021 December 31, 2020 Deferred tax assets Accrued expenses and other 49.0 $ 51.1 $ Property, plant and equipment 1.8 5.2 Reclamation and remediation obligations 118.6 123.3 Inventory capitalization 20.6 20.8 Losses 90.8 54.4 280.8 254.8 Deferred tax liabilities Accrued expenses and other 1.3 2.4 Property, plant and equipment 662.7 677.5 Inventory capitalization 47.1 60.0 Deferred tax liabilities - net 430.3 $ 485.1 $ For balance sheet disclosure purposes, deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. Movement in net deferred tax liabilities: December 31, 2021 December 31, 2020 Balance at the beginning of the period 485.1 $ 269.3 $ Recognized in the statement of operations (63.7) 217.9 Recognized in OCI 8.9 (2.1) Balance at the end of the period 430.3 $ 485.1 $ ii. Unrecognized deferred tax assets and liabilities The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2021 is $9.4 billion (December 31, 2020 - $8.9 billion). Deferred tax assets have not been recognized in respect of the following items: December 31, 2021 December 31, 2020 Deductible temporary differences 572.0 $ 535.2 $ Tax losses 363.9 $ 394.1 $ The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom. iii. Non-capital losses (not recognized) The following table summarizes the Company’s operating losses that can be applied against future taxable profit: Country Type Amount Expiry Date Canada Net operating losses $ 1,053.6 2027 - 2041 United States(a) Net operating losses 37.6 2022 - 2040 Chile Net operating losses 130.2 No expiry Brazil Net operating losses 1.6 No expiry Russia Net operating losses 24.7 No expiry Mauritania Net operating losses 4.8 2022 - 2026 Barbados Net operating losses 144.6 2023 - 2027 Luxembourg Net operating losses 77.2 Various Other Net operating losses 89.1 Various (a) Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 46 18. INCOME TAX EXPENSE The following table shows the components of the current and deferred tax expense: 2021 2020 Current tax expense Current period 264.5 $ 297.7 $ Settlement or adjustment for prior periods 49.9 (75.8) Deferred tax expense Origination and reversal of temporary differences (136.0) 334.6 Change in unrecognized deferred tax assets 72.3 (116.7) Total tax expense 250.7 $ 439.8 $ Years ended December 31, The Company settled tax amounts relating to prior taxation years resulting in an additional $49.9 million of tax expense during 2021. On March 27, 2020 the U.S. CARES Act was signed into law. Kinross benefited primarily from two significant changes in tax law included in the U.S. CARES Act. First, $33.1 million of federal Alternative Minimum Tax (“AMT”) credits that were previously expected to be received after 2020, were received in 2020. Second, the tax law amendments provided for new tax loss carry-back opportunities that created additional federal AMT credits of $73.7 million, which were also refunded in 2020. The carry-back of U.S. net operating losses also resulted in a $25.4 million net tax benefit to tax expense, the result of the 35% U.S. federal corporate income tax rates prior to 2018, compared to 21% post 2017. The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows: 2021 2020 Combined statutory income tax rate 26.5% 26.5% Increase (decrease) resulting from: Mining taxes 0.2% 1.7% Percentage of depletion (0.4%) (0.9%) 4.7% 5.5% 7.5% (0.4%) True-up of prior provisions to tax filings (1.1%) - Income not subject to tax (0.1%) (0.7%) Effect of non-taxable impairment reversals - (6.9%) Accounting expenses disallowed for tax 6.3% 1.7% Taxes on repatriation of foreign earnings 1.2% 0.1% Impact of CARES Act - (1.4%) Settlement of prior period taxes 11.1% 0.5% Other (2.5%) (1.2%) Effective tax rate 53.4% 24.5% Difference in foreign tax rates and foreign exchange on deferred income taxes within income tax expense Change in unrecognized deferred tax assets

2021 ANNUAL REPORT KINROSS GOLD FS 48 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 49 i. Operating segments The following tables set forth operating results by reportable segment for the following years: Non-operating segments(a) Year ended December 31, 2021: Fort Knox Round Mountain Bald Mountain Paracatu Kupol Tasiast Chirano Corporate and other(b),(c) Total Revenue Metal sales 473.3 $ 466.6 352.1 987.9 862.8 314.7 267.0 5.0 3,729.4 $ Cost of sales Production cost of sales 267.2 235.9 177.5 412.1 306.2 123.6 201.6 2.0 1,726.1 Depreciation, depletion and amortization 109.8 65.2 195.9 180.6 70.5 136.9 73.0 9.0 840.9 Impairment charges and asset derecognition - - 144.5 - - - - - 144.5 Total cost of sales 377.0 301.1 517.9 592.7 376.7 260.5 274.6 11.0 2,711.5 Gross profit (loss) 96.3 $ 165.5 (165.8) 395.2 486.1 54.2 (7.6) (6.0) 1,017.9 $ Other operating expense 0.7 51.3 1.7 9.9 26.7 116.9 0.9 86.5 294.6 Exploration and business development 3.7 5.6 7.2 0.9 16.7 4.3 11.9 82.8 133.1 General and administrative - - - - - - - 126.6 126.6 Operating earnings (loss) 91.9 $ 108.6 (174.7) 384.4 442.7 (67.0) (20.4) (301.9) 463.6 $ Other income - net 79.2 Finance income 12.3 Finance expense (85.7) Earnings before tax 469.4 $ Operating segments Non-operating segments(a) Year ended December 31, 2020: Fort Knox Round Mountain Bald Mountain Paracatu Kupol Tasiast Chirano Corporate and other(b),(c) Total Revenue Metal sales 422.9 $ 565.5 330.5 960.7 904.6 718.0 295.1 16.1 4,213.4 $ Cost of sales Production cost of sales 251.3 219.6 155.9 358.9 304.5 235.7 196.1 3.7 1,725.7 Depreciation, depletion and amortization 97.2 49.6 128.3 183.5 123.5 191.8 58.2 10.2 842.3 (Reversals of) impairment charges - net - - - - 27.8 (289.2) (204.5) (185.0) (650.9) Total cost of sales 348.5 269.2 284.2 542.4 455.8 138.3 49.8 (171.1) 1,917.1 Gross profit 74.4 $ 296.3 46.3 418.3 448.8 579.7 245.3 187.2 2,296.3 $ Other operating expense (income) 2.6 3.9 5.2 11.3 32.5 73.4 (2.2) 59.8 186.5 Exploration and business development 4.8 5.6 6.5 - 5.8 2.0 9.4 58.4 92.5 General and administrative - - - - - - - 117.9 117.9 Operating earnings (loss) 67.0 $ 286.8 34.6 407.0 410.5 504.3 238.1 (48.9) 1,899.4 $ Other income - net 7.4 Finance income 4.3 Finance expense (112.6) Earnings before tax 1,798.5 $ Operating segments Non-operating segments(a) Fort Knox Round Mountain Bald Mounta in Paracatu Kupol Tasiast Chirano Corporate and other(b) Total Property, plant and equipment at: December 31, 2021 429.5 $ 829.3 392.4 1,665.2 244.0 2,406.4 309.2 1,341.7 7,617.7 $ Total assets at: December 31, 2021 749.8 $ 1,074.4 586.5 2,016.6 752.3 2,911.5 406.7 1,930.3 10,428.1 $ Capital expenditures for year ended December 31, 2021(d) 126.7 $ 140.7 40.1 112.6 26.6 320.6 47.8 205.5 1,020.6 $ Operating segments Non-operating segments(a) Fort Knox Round Mountain Bald Mountain Paracatu Kupol Tasiast Chirano Corporate and other(b) Total Property, plant and equipment at: December 31, 2020 488.7 $ 774.6 635.7 1,718.8 271.2 2,277.3 332.7 1,154.5 7,653.5 $ Total assets at: December 31, 2020 719.7 $ 1,028.0 857.1 2,226.3 896.9 2,699.8 429.8 2,075.6 10,933.2 $ Capital expenditures for year ended December 31, 2020(d) 150.1 $ 180.6 129.1 161.3 32.9 302.2 23.4 82.3 1,061.9 $ Operating segments (a) Non-operating segments include development and pre-development properties. (b) Corporate and other includes corporate, shutdown and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, Manh Choh, and Maricunga). (c) Corporate and other includes metal sales and operating losses of Maricunga of $5.0 million and $(17.8) million, respectively, for the year ended December 31, 2021 ($16.1 million and $(12.5) million, respectively, for the year ended December 31, 2020) as Maricunga continues to sell its remaining finished metals inventories after transitioning all processing activities to care and maintenance in 2019. (d) Segment capital expenditures are presented on an accrual basis and include capitalized interest. Additions to property, plant and equipment in the consolidated statements of cash flows are presented on a cash basis. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 48 19. SEGMENTED INFORMATION The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company’s primary mining operations are in the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments. In order to determine reportable operating segments, management reviews various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment generally consists of an individual mining property managed by a single general manager and management team. The Kupol segment includes the Kupol and Dvoinoye mines. These two mines have been aggregated into one reportable segment as they have integrated cost structures, due to the processing of Dvoinoye ore at the Kupol mill, and other shared infrastructure such as the purchasing function. The Corporate and other segment includes corporate, shutdown and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, Manh Choh, and Maricunga) and non-mining and other operations. These have been aggregated into one reportable segment. Finance income, finance expense, and other income - net are managed on a consolidated basis and are not allocated to operating segments.

49 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 49 i. Operating segments The following tables set forth operating results by reportable segment for the following years: Non-operating segments(a) Year ended December 31, 2021: Fort Knox Round Mountain Bald Mountain Paracatu Kupol Tasiast Chirano Corporate and other(b),(c) Total Revenue Metal sales 473.3 $ 466.6 352.1 987.9 862.8 314.7 267.0 5.0 3,729.4 $ Cost of sales Production cost of sales 267.2 235.9 177.5 412.1 306.2 123.6 201.6 2.0 1,726.1 Depreciation, depletion and amortization 109.8 65.2 195.9 180.6 70.5 136.9 73.0 9.0 840.9 Impairment charges and asset derecognition - - 144.5 - - - - - 144.5 Total cost of sales 377.0 301.1 517.9 592.7 376.7 260.5 274.6 11.0 2,711.5 Gross profit (loss) 96.3 $ 165.5 (165.8) 395.2 486.1 54.2 (7.6) (6.0) 1,017.9 $ Other operating expense 0.7 51.3 1.7 9.9 26.7 116.9 0.9 86.5 294.6 Exploration and business development 3.7 5.6 7.2 0.9 16.7 4.3 11.9 82.8 133.1 General and administrative - - - - - - - 126.6 126.6 Operating earnings (loss) 91.9 $ 108.6 (174.7) 384.4 442.7 (67.0) (20.4) (301.9) 463.6 $ Other income - net 79.2 Finance income 12.3 Finance expense (85.7) Earnings before tax 469.4 $ Operating segments Non-operating segments(a) Year ended December 31, 2020: Fort Knox Round Mountain Bald Mountain Paracatu Kupol Tasiast Chirano Corporate and other(b),(c) Total Revenue Metal sales 422.9 $ 565.5 330.5 960.7 904.6 718.0 295.1 16.1 4,213.4 $ Cost of sales Production cost of sales 251.3 219.6 155.9 358.9 304.5 235.7 196.1 3.7 1,725.7 Depreciation, depletion and amortization 97.2 49.6 128.3 183.5 123.5 191.8 58.2 10.2 842.3 (Reversals of) impairment charges - net - - - - 27.8 (289.2) (204.5) (185.0) (650.9) Total cost of sales 348.5 269.2 284.2 542.4 455.8 138.3 49.8 (171.1) 1,917.1 Gross profit 74.4 $ 296.3 46.3 418.3 448.8 579.7 245.3 187.2 2,296.3 $ Other operating expense (income) 2.6 3.9 5.2 11.3 32.5 73.4 (2.2) 59.8 186.5 Exploration and business development 4.8 5.6 6.5 - 5.8 2.0 9.4 58.4 92.5 General and administrative - - - - - - - 117.9 117.9 Operating earnings (loss) 67.0 $ 286.8 34.6 407.0 410.5 504.3 238.1 (48.9) 1,899.4 $ Other income - net 7.4 Finance income 4.3 Finance expense (112.6) Earnings before tax 1,798.5 $ Operating segments Non-operating segments(a) Fort Knox Round Mountain Bald Mounta in Paracatu Kupol Tasiast Chirano Corporate and other(b) Total Property, plant and equipment at: December 31, 2021 429.5 $ 829.3 392.4 1,665.2 244.0 2,406.4 309.2 1,341.7 7,617.7 $ Total assets at: December 31, 2021 749.8 $ 1,074.4 586.5 2,016.6 752.3 2,911.5 406.7 1,930.3 10,428.1 $ Capital expenditures for year ended December 31, 2021(d) 126.7 $ 140.7 40.1 112.6 26.6 320.6 47.8 205.5 1,020.6 $ Operating segments Non-operating segments(a) Fort Knox Round Mountain Bald Mountain Paracatu Kupol Tasiast Chirano Corporate and other(b) Total Property, plant and equipment at: December 31, 2020 488.7 $ 774.6 635.7 1,718.8 271.2 2,277.3 332.7 1,154.5 7,653.5 $ Total assets at: December 31, 2020 719.7 $ 1,028.0 857.1 2,226.3 896.9 2,699.8 429.8 2,075.6 10,933.2 $ Capital expenditures for year ended December 31, 2020(d) 150.1 $ 180.6 129.1 161.3 32.9 302.2 23.4 82.3 1,061.9 $ Operating segments (a) Non-operating segments include development and pre-development properties. (b) Corporate and other includes corporate, shutdown and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, Manh Choh, and Maricunga). (c) Corporate and other includes metal sales and operating losses of Maricunga of $5.0 million and $(17.8) million, respectively, for the year ended December 31, 2021 ($16.1 million and $(12.5) million, respectively, for the year ended December 31, 2020) as Maricunga continues to sell its remaining finished metals inventories after transitioning all processing activities to care and maintenance in 2019. (d) Segment capital expenditures are presented on an accrual basis and include capitalized interest. Additions to property, plant and equipment in the consolidated statements of cash flows are presented on a cash basis. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 48 19. SEGMENTED INFORMATION The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company’s primary mining operations are in the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments. In order to determine reportable operating segments, management reviews various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment generally consists of an individual mining property managed by a single general manager and management team. The Kupol segment includes the Kupol and Dvoinoye mines. These two mines have been aggregated into one reportable segment as they have integrated cost structures, due to the processing of Dvoinoye ore at the Kupol mill, and other shared infrastructure such as the purchasing function. The Corporate and other segment includes corporate, shutdown and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, Manh Choh, and Maricunga) and non-mining and other operations. These have been aggregated into one reportable segment. Finance income, finance expense, and other income - net are managed on a consolidated basis and are not allocated to operating segments.

2021 ANNUAL REPORT KINROSS GOLD FS 50 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 51 20. COMMITMENTS AND CONTINGENCIES i. Commitments At December 31, 2021, the Company had future operating lease obligations of approximately $34.5 million (December 31, 2020 - $55.9 million), and future purchase commitments of approximately $1,012.6 million (December 31, 2020 - $935.0 million), of which $201.9 million relates to commitments for capital expenditures (December 31, 2020 - $153.1 million). ii. Contingencies General Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Other legal matters The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows. Maricunga regulatory proceedings In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal. On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 50 ii. Geographic segments The following table shows metal sales and property, plant and equipment by geographic region: 2021 2020 2021 2020 Geographic information(a) United States 1,292.0 $ 1,318.9 $ 1,818.5 $ 2,043.7 $ Russian Federation 862.8 904.6 616.1 $ 604.0 Brazil 987.9 960.7 1,672.7 1,721.5 Chile 5.0 16.1 779.9 653.5 Mauritania 314.7 718.0 2,419.9 2,289.2 Ghana 267.0 295.1 310.6 341.6 Total 3,729.4 $ 4,213.4 $ 7,617.7 $ 7,653.5 $ Metal sales Property, plant and equipment Years ended December 31, As at December 31, (a) Geographic location is determined based on location of the mining assets. iii. Significant customers The following table represents sales to individual customers exceeding 10% of annual metal sales for the following periods: Year ended December 31, 2021: Fort Knox Round Mountain Bald Mountain Paracatu Kupol Tasiast Chirano Corporate and other(a) Total Customer 1 $ 29.9 59.9 51.5 72.7 128.8 63.7 50.3 1.2 458.0 2 63.1 22.5 44.4 112.4 57.9 108.3 44.1 - 452.7 3 95.3 83.2 38.2 180.2 - - - 0.9 397.8 4 4.7 28.9 34.9 49.0 122.6 55.5 81.9 - 377.5 $ 1,686.0 % of total metal sales 45.2% (a) The Corporate and other segment includes metal sales for Maricunga for the year ended December 31, 2021. Year ended December 31, 2020: Fort Knox Round Mountain Bald Mountain Paracatu Kupol Tasiast Chirano Corporate and other(a) Total Customer 1 $ 36.1 83.7 48.3 109.4 100.6 233.1 36.8 0.6 648.6 2 17.6 22.9 14.9 54.3 225.5 109.3 54.0 - 498.5 3 73.1 81.6 43.7 121.5 - 45.0 61.9 1.7 428.5 $ 1,575.6 % of total metal sales 37.4% (a) The Corporate and other segment includes metal sales for Maricunga for the year ended December 31, 2020. The Company is not economically dependent on a limited number of customers for the sale of its product as gold can be sold through numerous commodity market traders worldwide.

51 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 51 20. COMMITMENTS AND CONTINGENCIES i. Commitments At December 31, 2021, the Company had future operating lease obligations of approximately $34.5 million (December 31, 2020 - $55.9 million), and future purchase commitments of approximately $1,012.6 million (December 31, 2020 - $935.0 million), of which $201.9 million relates to commitments for capital expenditures (December 31, 2020 - $153.1 million). ii. Contingencies General Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Other legal matters The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows. Maricunga regulatory proceedings In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal. On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 50 ii. Geographic segments The following table shows metal sales and property, plant and equipment by geographic region: 2021 2020 2021 2020 Geographic information(a) United States 1,292.0 $ 1,318.9 $ 1,818.5 $ 2,043.7 $ Russian Federation 862.8 904.6 616.1 $ 604.0 Brazil 987.9 960.7 1,672.7 1,721.5 Chile 5.0 16.1 779.9 653.5 Mauritania 314.7 718.0 2,419.9 2,289.2 Ghana 267.0 295.1 310.6 341.6 Total 3,729.4 $ 4,213.4 $ 7,617.7 $ 7,653.5 $ Metal sales Property, plant and equipment Years ended December 31, As at December 31, (a) Geographic location is determined based on location of the mining assets. iii. Significant customers The following table represents sales to individual customers exceeding 10% of annual metal sales for the following periods: Year ended December 31, 2021: Fort Knox Round Mountain Bald Mountain Paracatu Kupol Tasiast Chirano Corporate and other(a) Total Customer 1 $ 29.9 59.9 51.5 72.7 128.8 63.7 50.3 1.2 458.0 2 63.1 22.5 44.4 112.4 57.9 108.3 44.1 - 452.7 3 95.3 83.2 38.2 180.2 - - - 0.9 397.8 4 4.7 28.9 34.9 49.0 122.6 55.5 81.9 - 377.5 $ 1,686.0 % of total metal sales 45.2% (a) The Corporate and other segment includes metal sales for Maricunga for the year ended December 31, 2021. Year ended December 31, 2020: Fort Knox Round Mountain Bald Mountain Paracatu Kupol Tasiast Chirano Corporate and other(a) Total Customer 1 $ 36.1 83.7 48.3 109.4 100.6 233.1 36.8 0.6 648.6 2 17.6 22.9 14.9 54.3 225.5 109.3 54.0 - 498.5 3 73.1 81.6 43.7 121.5 - 45.0 61.9 1.7 428.5 $ 1,575.6 % of total metal sales 37.4% (a) The Corporate and other segment includes metal sales for Maricunga for the year ended December 31, 2020. The Company is not economically dependent on a limited number of customers for the sale of its product as gold can be sold through numerous commodity market traders worldwide.

2021 ANNUAL REPORT KINROSS GOLD FS 52 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 53 In October 2021, SGC and Kinross reached a settlement in principle with the United States and the State of Colorado. The settlement remains subject to entry of a Consent Decree by the Court approving the settlement after a public comment period closes. The Consent Decree was lodged with the Court on January 20, 2022 and the Federal Register notice inviting public comment was published on January 27, 2022. In addition, SGC and Kinross reached an agreement with the State of Colorado to resolve potential natural resource damage claims with respect to the District based on a payment by SGC of $1.6M. This settlement is subject to entry of a Consent Decree which has been lodged with the Court for approval and a public comment period which has now closed. Income taxes The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations. Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross. 21. RELATED PARTY TRANSACTIONS There were no material related party transactions in 2021 and 2020 other than compensation of key management personnel. Key management personnel Compensation of key management personnel of the Company is as follows: 2021 2020 Cash compensation - salaries, short-term incentives, and other benefits 8.2 $ 7.4 $ Long-term incentives, including share-based payments 6.8 8.8 Termination and post-retirement benefits 1.3 1.1 Total compensation paid to key management personnel 16.3 $ 17.3 $ Years ended December 31, Key management personnel are defined as the Senior Leadership Team and members of the Board of Directors. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 52 Sunnyside litigation The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation (“SGC”), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. In addition, the EPA notified SGC that SGC is a potentially responsible party (“PRP”) under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. New Mexico subsequently dropped the RCRA claim. The New Mexico complaint sought cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which was amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Utah complaint sought cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases were centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019 (i) the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws; (ii) Environmental Restoration, LLC, an EPA contractor, filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity and making a due process claim against the United States. In the first quarter of 2020, the Court granted the United States judgment on SGC’s due process cross claim and dismissed it. In the fourth quarter of 2020 and first quarter of 2021, SGC and Kinross reached settlements with the Navajo Nation, the State of New Mexico, and the State of Utah. The Court has entered Consent Decrees approving these settlements and dismissed the claims with prejudice. In the second quarter of 2021, SGC and Environmental Restoration dismissed their mutual cross claims with prejudice. In the first quarter of 2021, the Court granted SGC’s motion for summary judgment against the individual Navajo members based on a statute of repose defense. In April 2021, the Court granted Kinross Gold Corporation and Kinross Gold U.S.A., Inc.’s motion for summary judgment against the individual Navajo members based personal jurisdiction grounds and, subsequently, in July 2021 denied a motion to certify this order for interlocutory appeal. In May 2021, the Court partially granted Kinross Gold Corporation’s motion for summary judgment based on a lack of specific jurisdiction as to the United States’ cross-claims, but granted the United States the right to file a motion asserting personal jurisdiction under alternative grounds. On October 4, 2021, the Court denied the United States’ motion for summary judgment on this alternative ground for personal jurisdiction over Kinross Gold Corporation.

53 FS 2021 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 53 In October 2021, SGC and Kinross reached a settlement in principle with the United States and the State of Colorado. The settlement remains subject to entry of a Consent Decree by the Court approving the settlement after a public comment period closes. The Consent Decree was lodged with the Court on January 20, 2022 and the Federal Register notice inviting public comment was published on January 27, 2022. In addition, SGC and Kinross reached an agreement with the State of Colorado to resolve potential natural resource damage claims with respect to the District based on a payment by SGC of $1.6M. This settlement is subject to entry of a Consent Decree which has been lodged with the Court for approval and a public comment period which has now closed. Income taxes The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations. Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross. 21. RELATED PARTY TRANSACTIONS There were no material related party transactions in 2021 and 2020 other than compensation of key management personnel. Key management personnel Compensation of key management personnel of the Company is as follows: 2021 2020 Cash compensation - salaries, short-term incentives, and other benefits 8.2 $ 7.4 $ Long-term incentives, including share-based payments 6.8 8.8 Termination and post-retirement benefits 1.3 1.1 Total compensation paid to key management personnel 16.3 $ 17.3 $ Years ended December 31, Key management personnel are defined as the Senior Leadership Team and members of the Board of Directors. KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 52 Sunnyside litigation The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation (“SGC”), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. In addition, the EPA notified SGC that SGC is a potentially responsible party (“PRP”) under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. New Mexico subsequently dropped the RCRA claim. The New Mexico complaint sought cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which was amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Utah complaint sought cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases were centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019 (i) the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws; (ii) Environmental Restoration, LLC, an EPA contractor, filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity and making a due process claim against the United States. In the first quarter of 2020, the Court granted the United States judgment on SGC’s due process cross claim and dismissed it. In the fourth quarter of 2020 and first quarter of 2021, SGC and Kinross reached settlements with the Navajo Nation, the State of New Mexico, and the State of Utah. The Court has entered Consent Decrees approving these settlements and dismissed the claims with prejudice. In the second quarter of 2021, SGC and Environmental Restoration dismissed their mutual cross claims with prejudice. In the first quarter of 2021, the Court granted SGC’s motion for summary judgment against the individual Navajo members based on a statute of repose defense. In April 2021, the Court granted Kinross Gold Corporation and Kinross Gold U.S.A., Inc.’s motion for summary judgment against the individual Navajo members based personal jurisdiction grounds and, subsequently, in July 2021 denied a motion to certify this order for interlocutory appeal. In May 2021, the Court partially granted Kinross Gold Corporation’s motion for summary judgment based on a lack of specific jurisdiction as to the United States’ cross-claims, but granted the United States the right to file a motion asserting personal jurisdiction under alternative grounds. On October 4, 2021, the Court denied the United States’ motion for summary judgment on this alternative ground for personal jurisdiction over Kinross Gold Corporation.

2021 ANNUAL REPORT KINROSS GOLD FS 54 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2021 and 2020 (Tabular amounts in millions of United States dollars, unless otherwise noted) 54 22. SUBSEQUENT EVENT Acquisition of Great Bear Resources On December 8, 2021, Kinross announced that it had entered into a definitive agreement (“Agreement”) to acquire Great Bear Resources Ltd. (“Great Bear”), which includes the Dixie project located in the Red Lake mining district in Ontario, Canada. Under the terms of the Agreement, Kinross has agreed to an upfront payment of approximately $1.4 billion (C$1.8 billion), representing C$29.00 per Great Bear common share on a fully-diluted basis. The upfront payment will be payable at the election of Great Bear shareholders in cash and Kinross common shares, subject to a pro-ration to a maximum cash consideration of approximately $1.1 billion (C$1.4 billion) and a maximum of approximately 80.7 million Kinross common shares. The Agreement also includes a payment of contingent consideration in the form of contingent value rights that may be exchanged for 0.1330 of a Kinross common share per Great Bear common share. The contingent consideration will be payable in connection with Kinross’ public announcement of commercial production at the Dixie project, provided that a cumulative total of at least 8.5 million gold ounces of mineral reserves and measured and indicated mineral resources are disclosed. The acquisition was approved by shareholder vote on February 14, 2022 and is expected to close during the first quarter of 2022.

Mineral Reserve and Mineral Resource Statement

Proven and Probable Mineral Reserves

Gold

Proven and Probable Mineral Reserves (1, 2, 3, 4, 5, 6)

Kinross Gold Corporation's Share at December 31, 2021

			Proven			Probable			Proven and Probable		
Property	Location	Kinross Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
NORTH AMERICA											
Bald Mountain	USA	100.0%	–	–	–	40,980	0.6	798	40,980	0.6	798
Fort Knox	USA	100.0%	34,810	0.3	375	196,575	0.3	2,092	231,385	0.3	2,467
Round Mountain [7]	USA	100.0%	6,169	0.3	61	128,609	0.7	2,976	134,778	0.7	3,037
Subtotal			40,979	0.3	436	366,164	0.5	5,866	407,143	0.5	6,302
SOUTH AMERICA											
La Coipa [8]	Chile	100.0%	448	0.6	8	17,560	1.6	890	18,008	1.6	898
Lobo-Marte	Chile	100.0%	–	–	–	160,702	1.3	6,733	160,702	1.3	6,733
Paracatu	Brazil	100.0%	466,811	0.4	6,499	70,055	0.3	774	536,866	0.4	7,273
Subtotal			467,259	0.4	6,507	248,317	1.1	8,397	715,576	0.6	14,904
AFRICA											
Chirano	Ghana	90.0%	5,040	1.5	244	9,144	2.2	646	14,184	2.0	890
Tasiast	Mauritania	100.0%	48,563	1.3	1,961	63,910	2.2	4,443	112,473	1.8	6,404
Subtotal			53,603	1.3	2,205	73,054	2.2	5,089	126,657	1.8	7,294
RUSSIA											
Chulbatkan	Russia	100.0%	–	–	–	56,497	1.6	2,964	56,497	1.6	2,964
Dvoinoye	Russia	100.0%	813	3.5	91	149	11.7	56	962	4.7	147
Kupol	Russia	100.0%	776	5.8	144	4,965	5.6	894	5,741	5.6	1,038
Subtotal			1,589	4.6	235	61,611	2.0	3,914	63,200	2.0	4,149
Total Gold			563,430	0.5	9,383	749,146	1.0	23,266	1,312,576	0.8	32,649

Silver

Proven and Probable Mineral Reserves (1, 2, 3, 4, 5, 6)

Kinross Gold Corporation's Share at December 31, 2021

			Proven			Probable			Proven and Probable		
Property	Location	Kinross Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
NORTH AMERICA											
Round Mountain [7]	USA	100.0%	–	–	–	5,628	6.3	1,146	5,628	6.3	1,146
Subtotal			–	–	–	5,628	6.3	1,146	5,628	6.3	1,146
SOUTH AMERICA											
La Coipa [8]	Chile	100.0%	448	50.4	725	17,560	72.6	41,003	18,008	72.1	41,728
Subtotal			448	50.4	725	17,560	72.6	41,003	18,008	72.1	41,728
RUSSIA											
Dvoinoye	Russia	100.0%	813	7.2	188	149	33.4	160	962	11.3	348
Kupol	Russia	100.0%	776	75.1	1,874	4,965	79.7	12,723	5,741	79.1	14,597
Subtotal			1,589	40.3	2,062	5,114	78.4	12,883	6,703	69.3	14,945
Total Silver			2,037	42.6	2,787	28,302	60.5	55,032	30,339	59.3	57,819

55

2021 ANNUAL REPORT KINROSS GOLD

Measured and Indicated Mineral Resources

Gold

Measured and Indicated Mineral Resources (Excludes Proven and Probable Mineral Reserves) (2, 3, 4, 5, 6, 9, 10, 11)

Kinross Gold Corporation's Share at December 31, 2021

			Measured			Indicated			Measured and Indicated		
Property	Location	Kinross Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
NORTH AMERICA											
Bald Mountain	USA	100.0%	9,150	0.8	233	191,375	0.5	3,359	200,525	0.6	3,592
Fort Knox	USA	100.0%	7,685	0.3	77	168,931	0.3	1,600	176,616	0.3	1,677
Kettle River	USA	100.0%	–	–	–	1,133	6.5	236	1,133	6.5	236
Manh Choh	USA	70.0%	331	6.4	68	6,110	4.0	778	6,441	4.1	846
Round Mountain [7]	USA	100.0%	–	–	–	137,974	0.7	2,989	137,974	0.7	2,989
Subtotal			17,166	0.7	378	505,523	0.6	8,962	522,689	0.6	9,340
SOUTH AMERICA											
La Coipa [8]	Chile	100.0%	6,136	1.7	344	22,045	1.5	1,068	28,181	1.6	1,412
Lobo-Marte	Chile	100.0%	–	–	–	99,440	0.7	2,366	99,440	0.7	2,366
Maricunga	Chile	100.0%	35,555	0.8	905	312,171	0.6	6,166	347,726	0.6	7,071
Paracatu	Brazil	100.0%	138,606	0.3	1,225	170,464	0.3	1,749	309,070	0.3	2,974
Subtotal			180,297	0.4	2,474	604,120	0.6	11,349	784,417	0.5	13,823
AFRICA											
Chirano	Ghana	90.0%	8,285	1.4	380	17,005	1.2	641	25,290	1.3	1,021
Tasiast	Mauritania	100.0%	8,466	1.0	279	61,318	1.2	2,309	69,784	1.2	2,588
Subtotal			16,751	1.2	659	78,323	1.2	2,950	95,074	1.2	3,609
RUSSIA											
Chulbatkan	Russia	100.0%	–	–	–	43,373	0.9	1,280	43,373	0.9	1,280
Dvoinoye	Russia	100.0%	3	5.9	1	57	10.4	19	60	10.1	20
Kupol	Russia	100.0%	259	9.9	83	1,460	7.7	362	1,719	8.0	445
Subtotal			262	9.9	84	44,890	1.2	1,661	45,152	1.2	1,745
Total Gold			214,476	0.5	3,595	1,232,856	0.6	24,922	1,447,332	0.6	28,517

Silver

Measured and Indicated Mineral Resources (Excludes Proven and Probable Mineral Reserves) (2, 3, 4, 5, 6, 9, 10, 11)

Kinross Gold Corporation's Share at December 31, 2021

			Measured			Indicated			Measured and Indicated		
Property	Location	Kinross Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
NORTH AMERICA											
Manh Choh	USA	70.0%	331	16.7	178	6,110	14.1	2,762	6,441	14.2	2,940
Round Mountain [7]	USA	100.0%	–	–	–	4,734	8.3	1,262	4,734	8.3	1,262
Subtotal			331	16.7	178	10,844	11.5	4,024	11,175	11.7	4,202
SOUTH AMERICA											
La Coipa [8]	Chile	100.0%	6,136	30.7	6,060	22,045	41.2	29,231	28,181	39.0	35,291
Subtotal			6,136	30.7	6,060	22,045	41.2	29,231	28,181	39.0	35,291
RUSSIA											
Dvoinoye	Russia	100.0%	3	6.1	1	57	21.2	39	60	20.3	40
Kupol	Russia	100.0%	259	129.7	1,079	1,460	105.6	4,958	1,719	109.3	6,037
Subtotal			262	128.1	1,080	1,517	102.4	4,997	1,779	106.2	6,077
Total Silver			6,729	33.8	7,318	34,406	34.6	38,252	41,135	34.5	45,570

2021 ANNUAL REPORT KINROSS GOLD 56

Inferred Mineral Resources

Gold

Inferred Mineral Resources (2, 3, 4, 5, 6, 9, 10, 11)

Kinross Gold Corporation's Share at December 31, 2021

Property	Location	Kinross Interest (%)	Inferred Tonnes (kt)	Inferred Grade (g/t)	Inferred Ounces (koz)
NORTH AMERICA					
Bald Mountain	USA	100.0%	45,716	0.5	669
Fort Knox	USA	100.0%	85,071	0.2	672
Kettle River	USA	100.0%	1,816	6.5	378
Manh Choh	USA	70.0%	941	2.7	81
Round Mountain [7]	USA	100.0%	84,111	0.5	1,418
Subtotal			217,655	0.5	3,218
SOUTH AMERICA					
La Coipa [8]	Chile	100.0%	2,923	1.2	109
Lobo-Marte	Chile	100.0%	18,474	0.7	445
Maricunga	Chile	100.0%	153,276	0.6	2,782
Paracatu	Brazil	100.0%	75,592	0.3	817
Subtotal			250,265	0.5	4,153
AFRICA					
Chirano	Ghana	90.0%	5,443	1.9	335
Tasiast	Mauritania	100.0%	12,678	2.4	971
Subtotal			18,121	2.2	1,306
RUSSIA					
Chulbatkan	Russia	100.0%	4,473	0.7	103
Dvoinoye	Russia	100.0%	58	24.1	45
Kupol	Russia	100.0%	992	8.3	266
Subtotal			5,523	2.3	414
Total Gold			491,564	0.6	9,091

Silver

Inferred Mineral Resources (2, 3, 4, 5, 6, 9, 10, 11)

Kinross Gold Corporation's Share at December 31, 2021

Property	Location	Kinross Interest (%)	Inferred Tonnes (kt)	Inferred Grade (g/t)	Inferred Ounces (koz)
NORTH AMERICA					
Manh Choh	USA	70.0%	941	16.1	486
Round Mountain [7]	USA	100.0%	374	3.9	47
Subtotal			1,315	12.6	533
SOUTH AMERICA					
La Coipa [8]	Chile	100.0%	2,923	32.1	3,019
Subtotal			2,923	32.1	3,019
RUSSIA					
Dvoinoye	Russia	100.0%	58	22.7	43
Kupol	Russia	100.0%	992	116.6	3,717
Subtotal			1,050	111.4	3,760
Total Silver			5,288	43.0	7,312

57 **2021 ANNUAL REPORT** KINROSS GOLD

2021 ANNUAL REPORT KINROSS GOLD 58 Mineral Reserve and Mineral Resource Statement Notes (1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $1,200 per ounce and a silver price of $17.00 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units based on Kinross’ interest and are estimated based on the following foreign exchange rates: Russian Rouble to United States Dollar: 60.00 Chilean Peso to United States Dollar: 725.00 Brazilian Real to United States Dollar: 4.25 Ghanaian Cedi to United States Dollar: 5.50 Mauritanian Ouguiya to United States Dollar: 35.00 (2) The Company’s mineral reserve and mineral resource estimates as at December 31, 2021 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained. (3) Cautionary note to U.S. investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ from the definitions in subpart 1300 of Regulation S-K (“Subpart 1300”), which replaced the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 as part of the SEC’s amendments to its disclosure rules to modernize the mineral property disclosure requirements. These amendments became effective February 25, 2019 and registrants are required to comply with the Subpart 1300 provisions by their first fiscal year beginning on or after January 1, 2021. While the definitions in Subpart 1300 are more similar to the definitions in NI 43-101 and the CIM Definitions Standard than were the Industry Guide 7 provisions due to the adoption in Subpart 1300 of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards, including the SEC now recognizing estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” and amending its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definitions, the definitions in Subpart 1300 still differ from the requirements of, and the definitions in, NI 43-101 and the CIM Definition Standards. U.S. investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions in Subpart 1300 and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards set forth in Subpart 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Subpart 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi- jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the Subpart 1300 provisions and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to reporting pursuant to the Subpart 1300 provisions, which differ from the requirements of NI 43-101 and the CIM Definition Standards. For the above reasons, the mineral reserve and mineral resource estimates and related information in this AIF may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. (4) The Company’s mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, who is a qualified person as defined by NI 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant. (5) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed. (6) Rounding of values to the 000s may result in apparent discrepancies. (7) Round Mountain refers to the Round Mountain project, which includes the Round Mountain deposit and the Gold Hill deposit. The Round Mountain deposit does not contain silver resources and all silver resources at Round Mountain are contained exclusively within the Gold Hill deposit. Disclosure of gold mineral reserves and mineral resources reflect both the Round Mountain deposit and the Gold Hill deposit. Disclosure of silver mineral reserves and mineral resources reflect only the Gold Hill deposit. (8) Includes mineral resources and mineral reserves from the Puren deposit in which the Company holds a 65% interest; as well as mineral resources from the Catalina deposit, in which the Company holds a 50% interest. (9) Mineral resources are exclusive of mineral reserves. (10) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $1,600 per ounce and a silver price of $20.00 per ounce. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves. The mineral resource estimates for Manh Choh assume a $1,400 per ounce gold price and a $20 per ounce silver price and are based on the 2018 preliminary economic assessment. (11) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

2021 ANNUAL REPORT KINROSS GOLD 59 Mineral Reserve and Mineral Resource Definitions A ‘Mineral Resource’ is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve. A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve. A ‘Mineral Reserve’ is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study. A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

2021 ANNUAL REPORT KINROSS GOLD 60 Summarized Five-Year Review (in millions, except ounces, per share amounts and per ounce amounts) 2021 2020 2019 2018 2017 Operating results Attributable production (Au eq. oz.)2,3 2,0 67,5 49 2,366,648 2,507,659 2,452,398 2,673,533 Metal sales $ 3,729.4 $ 4,213.4 $ 3,497.3 $ 3,212.6 $ 3,303.0 Consolidated production cost of sales per equivalent ounce sold3,4 $ 832 $ 726 $ 708 $ 735 $ 670 Attributable production cost of sales per equivalent ounce sold*2,3,5 $ 828 $ 723 $ 706 $ 734 $ 669 Attributable all-in sustaining cost per equivalent ounce sold*2,3,5 $ 1,138 $ 987 $ 983 $ 965 $ 954 Net earnings (loss) attributable to common shareholders $ 221.2 $ 1,342.4 $ 718.6 $ (23.6) $ 445.4 Adjusted net earnings*5 $ 541.3 $ 966.8 $ 422.9 $ 128.1 $ 178.7 Net cash flow provided from operating activities $ 1,135.2 $ 1,957.6 $ 1,224.9 $ 788.7 $ 951.6 Adjusted operating cash flow*5 $ 1,309.9 $ 1,912.7 $ 1,201.5 $ 874.2 $ 1,166.7 Capital expenditures 10 $ 938.6 $ 916.1 $ 1,060.2 $ 1,005.2 $ 879.6 Free cash flow*11 $ 196.6 $ 1,041.5 $ 164.7 $ (216.5) $ 72.0 Financial position Cash and cash equivalents $ 531.5 $ 1,210.9 $ 575.1 $ 349.0 $ 1,025.8 Total assets $ 10,428.1 $ 10,933.2 $ 9,076.0 $ 8,063.8 $ 8,157.2 Long-term debt and credit facilities (including current portion) $ 1,629.9 $ 1,923.9 $ 1,837.4 $ 1,735.0 $ 1,732.6 Common shareholders’ equity $ 6,580.9 $ 6,596.5 $ 5,318.5 $ 4,506.7 $ 4,583.6 Per share data Net earnings (loss) per share attributable to common shareholders – basic $ 0.18 $ 1.07 $ 0.57 $ (0.02) $ 0.36 Adjusted net earnings per share*5 $ 0.43 $ 0.77 $ 0.34 $ 0.10 $ 0.14 Market Average realized gold price per ounce12 $ 1,797 $ 1,774 $ 1,392 $ 1,268 $ 1,260 2021 Kinross Share Trading Data High Low TSX (Cdn dollars) First Quarter $ 10.37 $ 7.75 Second Quarter $ 10.06 $ 7.56 Third Quarter $ 8.40 $ 6.56 Fourth Quarter $ 8.94 $ 6.35 NYSE (U.S. dollars) First Quarter $ 8.15 $ 6.12 Second Quarter $ 8.34 $ 6.10 Third Quarter $ 6.70 $ 5.18 Fourth Quarter $ 7.13 $ 4.90 *These figures are non-GAAP financial measures or ratios, as applicable. Refer to Endnotes on page 65 for further details.

2021 ANNUAL REPORT KINROSS GOLD 61 Cautionary statement on forward-looking information All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Report including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Annual Report. Forward-looking statements contained in this Annual Report , include, but are not limited to, those under the headings (or headings that include) “Letter to Shareholders”, “Performance Highlights”, “2021 ESG Highlights” as well as statements with respect to our guidance for production, production costs of sales, cash flow, free cash flow, all-in sustaining cost of sales, and capital expenditures; the declaration, payment and sustainability of the Company’s dividends or share repurchases; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s greenhouse gas emissions reduction targets; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “believe”, “continue”, “estimates”, “expects”, “explore”, “forecast”, “future”, “growth”, “goal”, “guidance”, “optimize”, “outlook”, “plan”, “potential”, “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this Annual Report , which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2021, and the Annual Information Form dated March 30, 2021 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting and development of the Lobo-Marte project; ramp-up of production at the La Coipa project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of political tensions and uncertainty in the Russian Federation or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions, potential amendments to and enforcement of tax laws in Russia, Ghana and Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), the modification or revocation of Russia’s international tax treaties, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Manh Choh feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being

2021 ANNUAL REPORT KINROSS GOLD 62 approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our expectations; (16) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (17) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, travel restrictions, business continuity plans, and efforts to mitigate supply chain disruptions; (18) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 pandemic; (19) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, and the ongoing Sunnyside settlement regarding potential liability under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act); (20) that the benefits of the definitive agreement with the Government of Mauritania will result in increased stability at the Company’s operations in Mauritania; (21) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; (22) the impacts of the pit wall issues at Round Mountain and carbonaceous material at Bald Mountain being consistent with the Company’s expectations; (23) the anticipated mineralization of the Dixie Project being consistent with expectations and the potential benefits to Kinross from the project and any upside from the project; (24) the Company’s estimates regarding the timing of completion of the 21k and 24k projects; (25) the Company’s ability to identify and implement a transition process, or other alternative, of its Russian operations in compliance with applicable law and without adverse impacts (including but not limited to accelerated bankruptcy or expropriation of the Company’s assets). Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumption, sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; reductions in the ability of the Company to transport and refine doré; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions,

2021 ANNUAL REPORT KINROSS GOLD 63 administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti- money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Annual Report are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2021, and the Annual Information Form dated March 30, 2021. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

2021 ANNUAL REPORT KINROSS GOLD 64 Key Sensitivities Approximately 70%-80% of the Company’s costs are denominated in U.S. dollars. • A 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on attributable production cost of sales per equivalent ounce sold.13 • Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $25 impact on Russian production cost of sales per equivalent ounce sold. • Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $30 impact on Brazilian production cost of sales per equivalent ounce sold. • A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on attributable production cost of sales per equivalent ounce sold. • A $100 change in the price of gold would be expected to result in an approximate $5 impact on attributable production cost of sales per equivalent ounce sold as a result of a change in royalties. Other information Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this Annual Report, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. The technical information about the Company’s mineral properties contained in this Annual Report has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

2021 ANNUAL REPORT KINROSS GOLD 65 Endnotes 1 See Kinross Mineral Reserve and Mineral Resource Statement, estimated as at December 31, 2021, in this report. 2 “Attributable” includes Kinross’ share of Chirano (90%) production and costs, and Manh Choh (70%) costs. 3 “Gold equivalent ounces” includes silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2021 was 71.51:1 (2020 – 86.32:1, 2019 – 85.99:1, 2018 – 80.74:1 and 2017 – 73.72:1). 4 “Consolidated production cost of sales per equivalent ounce sold” is defined as production cost of sales, as reported on the consolidated statements of operations, divided by total gold equivalent ounces sold. 5 Attributable all-in sustaining cost per equivalent ounce sold, adjusted net earnings attributable to common shareholders, adjusted operating cash flow, adjusted net earnings per share and attributable production cost of sales per equivalent ounce sold figures are non-GAAP financial measures or ratios, as applicable, with no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. For definitions and reconciliations of these non-GAAP measures and ratios, please refer to Section 11 – Supplemental Information of Kinross’ Management’s Discussion and Analysis for the year ended December 31, 2021, which section is included within this Annual Report, and the year ended December 31, 2018, which section is incorporated by reference herein and as filed on the Company’s website at www.kinross.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. 6 Operating cash flow figures in this report represent ‘‘net cash flow provided from operating activities,” as reported on the consolidated statements of cash flows. 7 “Margins” per equivalent ounce sold is defined as average realized gold price per ounce less consolidated production cost of sales per equivalent ounce sold. 8 Reported net earnings figures in this report represent “net earnings attributable to common shareholders,” as reported on the consolidated statements of operations. 9 “Total liquidity” is defined as the sum of cash and cash equivalents, as reported on the consolidated balance sheets, and available credit under the Company’s credit facilities (as calculated in Section 6 – Liquidity and Capital Resources of Kinross’ Management’s Discussion and Analysis for the year ended December 31, 2021). 10 “Capital expenditures” for the years ended December 31, 2021, 2020 and 2019 are as reported as “Additions to property, plant and equipment” on the consolidated statements of cash flows and exclude “Interest paid capitalized to property, plant and equipment”. “Capital expenditures” for the year ended December 31, 2018 is calculated as $1,043.4 million of “Additions to property, plant and equipment”, as reported on the consolidated statements of cash flows, less $38.2 million of capitalized interest paid, as reported. “Capital expenditures” for the year ended December 31, 2017 is calculated as $897.6 million of “Additions to property, plant and equipment”, as reported on the consolidated statements of cash flows, less $18.0 million of capitalized interest paid, as reported. 11 “Free cash flow” is a non-GAAP financial measure with no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. For the definition and reconciliation of free cash flow for the years ended December 31, 2021, 2020, 2019 and 2018, please refer to, as applicable, Section 11 – Supplemental Information of Kinross’ Management’s Discussion and Analysis for the year ended December 31, 2021, which section is included within this Annual Report, and the year ended December 31, 2020, which section is incorporated by reference herein and as filed on the Company’s website at www.kinross.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Free cash flow for the year ended December 31, 2017 is calculated as $951.6 million of “net cash flow provided from operating activities”, as reported on the consolidated statements of cash flows, less $879.6 million of capital expenditures. 12 “Average realized gold price per ounce” is defined as gold metal sales divided by the total number of gold ounces sold. 13 Refers to all currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and weighting of each currency without our consolidated cost structure.

Kinross is a senior gold mining company with strong and consistent operating results driven by a high performance culture. With a balanced global portfolio of mines and projects, our focus is on delivering value based on the core principles of operational excellence, financial discipline and responsible mining. TSX: K Toronto Stock Exchange NYSE: KGC New York Stock Exchange Table of Contents: Letter to Shareholders 1 2021 ESG Highlights 4 Directors and Senior Leadership 8 Financial Summary 9 Financial Review 9 Cautionary Statement on Forward-Looking Information 61 All figures in the report are in U.S. dollars unless otherwise stated. Endnotes can be found on page 65 of this report. “Attributable” includes Kinross’ share of Chirano (90%) production and costs, and Manh Choh (70%) costs. OUR CORE VALUES Putting people first. Outstanding corporate citizenship. High performance culture. Rigorous financial discipline. Sustainability Image TBD Corporate Information Corporate Information Transfer Agent and Registrar Computershare Investor Services Inc. Toronto, Ontario, Canada Toll-free: 1-800-564-6253 Proxy Solicitation Agent Kingsdale Proxy Advisors Toronto, Ontario, Canada Annual Meeting of Shareholders Date: Wednesday, May 11, 2022 Time: 10:00 a.m. EDT Virtual via live webcast at: web.lumiagm.com/468209904 Meeting ID: 468-209-904 Password: kinross2022 Legal Counsel Osler, Hoskin & Harcourt LLP Toronto, Ontario, Canada Sullivan & Cromwell LLP New York, New York, United States Auditors KPMG LLP Toronto, Ontario, Canada Contact Information General Kinross Gold Corporation 25 York Street, 17th Floor Toronto, Ontario, Canada M5J 2V5 Website: Kinross.com Telephone: 416-365-5123 Toll-free: 1-866-561-3636 Email: info@kinross.com Investor Relations Chris Lichtenheldt, Vice-President, Investor Relations Telephone: 647-821-1736 Email: chris.lichtenheldt@kinross.com Media Relations Louie Diaz, Vice-President, Corporate Communications Telephone: 416-369-6469 Email: louie.diaz@kinross.com ESG Michal Kowalczyk, Vice-President, ESG Strategy Telephone: 647-788-4150 Email: michal.kowalczyk@kinross.com Shareholder Inquiries Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 Toll-free: 1-800-564-6253 Toll-free facsimile: 1-888-453-0330 Publications To obtain copies of Kinross’ publications, please visit our corporate website at Kinross.com, contact us by email at info@kinross.com or call 1-866-561-3636. Sustainability Report Kinross provides a transparent account of its corporate responsibility performance annually. We publish a comprehensive Global Reporting Initiative Report, which is also mapped against the Sustainability Accounting Board Metal and Mining Standards. Read our 2021 Sustainability Report at kinross.com. @KinrossGold

KINROSS GOLD 2021 ANNUAL REPORT KINROSS GOLD CORPORATION 25 York Street, 17th Floor Toronto, Ontario M5J 2V5 Canada Kinross Gold 2021 ANNUAL REPORT Strength Value Growth